                                                Filed Pursuant to Rule 424(b)(3)
                                                   Registration Number 333-63092

[FELCOR LODGING
  TRUST LOGO]           FELCOR LODGING LIMITED PARTNERSHIP

--------------------------------------------------------------------------------

OFFER TO EXCHANGE
ALL OUTSTANDING 9 1/2% SENIOR NOTES DUE 2008
($100,000,000 PRINCIPAL AMOUNT OUTSTANDING)
FOR REGISTERED 9 1/2% SENIOR NOTES DUE 2008

--------------------------------------------------------------------------------

We are offering to exchange all of our $100 million in outstanding 9 1/2% Senior Notes Due 2008, or Old Notes, for $100 million in registered 9 1/2% Senior Notes Due 2008, or New Notes. The Old Notes and New Notes are collectively referred to as the Notes. The Old Notes were issued on January 22, 2001. The terms of the New Notes are identical to the terms of the Old Notes except that the New Notes are registered under the Securities Act of 1933, as amended, and therefore are freely transferable, subject to certain conditions.

You should consider the following:

- INVESTING IN THE NOTES INVOLVES MATERIAL RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 18 OF THIS PROSPECTUS.

- Our offer to exchange Old Notes for New Notes will be open until 5:00 p.m., New York City time, on October 11, 2001, unless we extend the offer.

- You should also carefully review the procedures for tendering the Old Notes beginning on page 34 of this prospectus.

- If you fail to tender your Old Notes, you will continue to hold unregistered securities and your ability to transfer them could be adversely affected.

- A limited public market currently exists for the Notes. We do not intend to list the New Notes on any securities exchange and, therefore, no active public market is anticipated.

Information about the Notes:

- The Notes will mature on September 15, 2008.

- We will pay interest on the Notes semi-annually on March 15 and September 15 of each year, which began March 15, 2001, at the rate of 9 1/2% per annum.

- We may redeem the Notes on or after September 15, 2004, at certain rates set forth on page 107 of this prospectus.

- We also have the option until September 15, 2003, to redeem up to 35% of the original aggregate principal amount of the Notes with the net proceeds of certain equity offerings.

- The Notes are unsecured obligations and rank equally with our existing and future unsecured senior debt.

- The Notes are fully and unconditionally guaranteed on an unsecured senior basis by FelCor Lodging Trust Incorporated and by certain of our subsidiaries.

- If we undergo a change of control or sell certain of our assets, we may be required to offer to purchase Notes from you.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS SEPTEMBER 11, 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................   18
The Exchange Offer..........................................   31
Capitalization..............................................   40
Unaudited Pro Forma Combined Financial Information..........   41
Selected Historical Consolidated Financial Information......   76
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   82
Business and Properties.....................................   83
Description of Certain Indebtedness.........................  103
Description of the New Notes and Guarantees.................  105
United States Federal Income Tax Considerations.............  140
Plan of Distribution........................................  140
Legal Matters...............................................  141
Experts.....................................................  141
Index to Financial Statements...............................  F-1
Appendix I: Management's Discussion and Analysis of
  Financial Condition and Results of Operations of MeriStar
  LP........................................................  I-1

                                  ------------

     We obtained market data and certain other industry data and forecasts used throughout this prospectus from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the internal surveys, industry data and forecasts and market research are reliable, we have not independently verified the data, and neither FelCor LP nor FelCor make any representation as to the accuracy of the information.
                                  ------------

     This prospectus contains registered trademarks owned or licensed by companies other than us, including, but not limited to, Best Western(R), Bristol House(R), Conrad International(R),Courtyard by Marriott(R), Crowne Plaza(R), Disney(R), Doral(R), Doubletree(R), Doubletree Guest Suites(R), Embassy Suites(R), Fairfield Inn(R), Four Points by Sheraton(R), Hampton Inn(R), Hampton Inn & Suites(R), Harvey Hotel(R), Hilton(R), Hilton HHonors(R), Holiday Inn(R), Holiday Inn Express(R), Holiday Inn Select(R), Homewood Suites(R) by Hilton, Howard Johnson(R), Inter-Continental(R), Marriott(R), Radisson(R), Ramada(R), Renaissance(R), Sheraton(R), Sheraton Suites(R), Six Continents(TM), Walt Disney World(R), Westin(R) and Wyndham(R).

                           FORWARD-LOOKING STATEMENTS

     The information contained in this prospectus contains forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "anticipates," "may," "will," "should," "seeks," "pro forma" or other variations thereof, including their use in the negative, or by discussions of strategies, plans or intentions. A number of factors could cause results to differ materially from those anticipated by such forward-looking statements. Among these factors are:

     - whether the merger of MeriStar Hospitality Corporation with and into FelCor and the merger of MeriStar Hospitality Operating Partnership, L.P. with a wholly-owned subsidiary of FelCor LP is completed;

     - whether and on what terms the merger related financings are completed;

     - general economic conditions;

     - our overall debt levels and the ability to obtain new financing and service debt;

     - our inability to retain earnings;

     - our liquidity and capital expenditures;

     - our growth strategy and acquisition activities;

     - our inability to sell the hotels held for sale at assumed prices; and

     - competitive conditions in the lodging industry.

In addition, such forward-looking statements are necessarily dependent upon assumptions and estimates that may prove to be incorrect. Accordingly, while we believe that the plans, intentions and expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such plans, intentions or expectations will be achieved. The information contained in this prospectus and in the other documents referenced herein, including "Risk Factors," identifies important factors that could cause such differences. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act and
Section 21E of the Exchange Act.

                      WHERE YOU CAN FIND MORE INFORMATION

     Both FelCor and FelCor LP file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC's web site at "http://www.sec.gov" and are also available from our web site at "http://www.felcor.com." Information contained on our web site should not be considered part of this prospectus. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

     We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to our offering of New Notes. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement on Form S-4. You will find additional information about us and the New Notes in the registration statement on Form S-4. All statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents which are filed as exhibits to the registration statement or otherwise filed by us with the SEC.

     We "incorporate by reference" into this prospectus the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. The following documents have been filed with the SEC and they are incorporated herein by reference:

          (1) Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

          (2) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001;

          (3) Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2001;

          (4) Current Reports on Form 8-K filed with the SEC on May 11, June 14, and August 31, 2001; and

          (5) all documents subsequently filed by either FelCor or FelCor LP with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of this exchange offer.

     We have also incorporated by reference in this prospectus certain information filed with the SEC by MeriStar Hospitality Corporation, or MeriStar. Specifically, we have incorporated by reference the management's discussion and analysis sections and the financial statements from MeriStar's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2001 and June 30, 2001. These filings are also available to the public from the SEC's web site, the SEC's public reference facilities, and the office of the New York Stock Exchange referenced in the first paragraph of this section.

You may request a copy of our filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address: Lawrence D. Robinson, Executive Vice President, General Counsel and Secretary, FelCor Lodging Trust Incorporated, 545 East John Carpenter Freeway, Suite 1300, Irving, Texas 75062, telephone (972) 444-4900, or by e-mail at information@felcor.com.

                                    SUMMARY

     You should read the following summary together with the more detailed information regarding our company, MeriStar, the exchange offer and the financial statements and notes thereto appearing elsewhere in this prospectus or incorporated herein by reference. Unless the context otherwise requires, (i) the words "we," "our," "ours," "us" and the "Company" refer to FelCor Lodging Trust Incorporated, or FelCor, FelCor Lodging Limited Partnership, or FelCor LP, and their respective subsidiaries, collectively, prior to giving effect to the MeriStar merger described below, (ii) "MeriStar" refers to MeriStar Hospitality Corporation and its subsidiaries, including MeriStar Hospitality Operating Partnership, L.P., or MeriStar LP, and (iii) "on a pro forma basis" refers to the pro forma adjustments set forth in "Unaudited Pro Forma Combined Financial Information" beginning on page 41 of this prospectus.

FELCOR AND FELCOR LP

     We are one of the nation's largest hotel real estate investment trusts, or REITs, with ownership interests in 185 hotels at June 30, 2001, with nearly 50,000 rooms and suites. As of June 30, 2001, we owned a 100% interest in 152 hotels with 40,309 rooms and suites, a 90% or greater interest in entities owning seven hotels with 1,745 rooms and suites, a 60% interest in an entity owning two hotels with 983 rooms and a 50% interest in separate entities that own 24 hotels with 5,459 rooms and suites. Our hotels are located in the United States (35 states) and Canada, with concentrations in Texas (41 hotels), California (19 hotels), Florida (18 hotels) and Georgia (14 hotels). Fifteen of our hotels have been designated as held for sale. We own the largest number of Embassy Suites, Crowne Plaza, Holiday Inn and independently owned Doubletree-branded hotels in the world.

MERISTAR MERGER

     On May 9, 2001, we entered into an Agreement and Plan of Merger with MeriStar and MeriStar LP. Pursuant to the merger agreement, as amended, MeriStar will be merged with and into FelCor, with FelCor as the survivor. Under the terms of the merger agreement, which was approved by the boards of both FelCor and MeriStar, holders of shares of MeriStar common stock will receive, for each share of common stock, $4.60 in cash and 0.784 shares of FelCor common stock. We also will either assume or refinance approximately $1.7 billion in MeriStar debt. MeriStar Hotels & Resorts, Inc., an independent public hotel management company, will continue to manage substantially all of the hotels we will acquire from MeriStar in the merger.

     The MeriStar merger will also involve the merger of MeriStar's subsidiary operating limited partnership, MeriStar LP, with a wholly-owned subsidiary of FelCor LP, with MeriStar LP surviving as a subsidiary of FelCor LP. The holders of common partnership units and vested profits-only partnership units in MeriStar LP will receive, for each such unit, $4.60 in cash and 0.784 common partnership units in FelCor LP. Unvested profits-only partnership units will be canceled. The holders of Class C preferred units in MeriStar LP will receive, for each such unit, $4.60 in cash and 0.784 Series C preferred units in FelCor LP. The holders of Class D preferred units in MeriStar LP will receive, for each such unit, one Series D preferred unit in FelCor LP.

     The MeriStar merger, which is subject to shareholder approval and other customary conditions, is expected to close during October 2001. We will continue to operate as a REIT and Thomas J. Corcoran, Jr. will continue as our President and Chief Executive Officer. Paul W. Whetsell, the Chairman and Chief Executive Officer of MeriStar, and Steven D. Jorns, a director of MeriStar, have agreed to join our board of directors. We will maintain our existing headquarters facilities in Irving, Texas.

     MeriStar is a REIT which owns a portfolio of primarily upscale, full-service hotels, diversified geographically, as well as by franchise and brand affiliations, in the United States and Canada. As of June 30, 2001, MeriStar owned 113 hotels with 28,877 rooms. The hotels are located in major metropolitan areas or rapidly growing secondary markets and are well located within these markets. A majority of MeriStar's hotels are operated under nationally recognized brand names such as Hilton, Sheraton, Westin, Marriott, Radisson, Doubletree and Embassy Suites.

     Upon completion of the MeriStar merger, we will have ownership interests in 298 hotels, and for the year ended December 31, 2000, on a pro forma basis, our revenues were $2.9 billion and our EBITDA was $803.2 million. Assuming the sale of the 15 non-strategic hotels designated by FelCor as held for sale, after the MeriStar merger, we will have ownership interests in 283 hotels with approximately 75,000 rooms and suites.

     We are the largest independent owner of Embassy Suites and Doubletree-branded hotels, which are licensed by Hilton Hotels Corporation. As a result of the MeriStar merger, we will acquire three Embassy Suites, six Doubletree Hotels and 23 Hilton hotels. Similarly, we currently own 69 hotels, and following the MeriStar merger, will own 88 hotels, licensed by Six Continents Hotels, formerly known as Bass Hotels & Resorts, primarily under the Holiday Inn and Crowne Plaza names. We also currently own 11 and, following the MeriStar merger, will own 27, Starwood-branded hotels, primarily under the Sheraton and Westin names, which are licensed by Starwood Hotels and Resorts Worldwide, Inc. These incremental hotels should further strengthen our relationships with our existing brand owners.

THE PROPERTIES

     The following table includes descriptive information about our properties and the MeriStar properties as of June 30, 2001:

                                                                     NUMBER OF PROPERTIES
                                                              ----------------------------------
                                                              FELCOR(1)   MERISTAR   COMBINED(1)
                                                              ---------   --------   -----------
Hilton Brands:
  Embassy Suites............................................      59          3           62
  Doubletree and Doubletree Guest Suites....................      11          6           17
  Hampton Inn...............................................       4                       4
  Hilton and Hilton Suites..................................       1         23           24
  Homewood Suites...........................................       1                       1
Six Continents Brands:
  Holiday Inn...............................................      39          9           48
  Crowne Plaza and Crowne Plaza Suites......................      18          5           23
  Holiday Inn Select........................................      10          5           15
  Holiday Inn Express.......................................       2                       2
Starwood Brands:
  Sheraton and Sheraton Suites..............................      10         11           21
  Westin....................................................       1          4            5
  Four Points by Sheraton...................................                  1            1
Marriott Brands:
  Courtyard by Marriott.....................................       2          5            7
  Marriott..................................................                  3            3
  Fairfield Inn.............................................       5                       5
Radisson Brands:
  Radisson and Radisson Suites..............................                 12           12
Other Brands................................................       7         26           33
                                                                 ---        ---          ---
          Total Hotels......................................     170        113          283
                                                                 ===        ===          ===

-------------------------

(1) Excludes the 15 hotels designated as held for sale.

BUSINESS STRATEGY

     We seek to increase our operating cash flow through active asset management. In addition to actively overseeing the operation of our hotels by our lessees and their managers, we apply our asset management expertise to the renovation, redevelopment and rebranding of hotels, the maintenance of strong strategic relationships with our brand owners and managers and the maintenance of financial flexibility and a conservative balance sheet. We believe that MeriStar's business strategies have historically been similar to our business strategy. Following the completion of the MeriStar merger, we expect to apply our business strategy to our combined company.

  Hotel Renovation, Redevelopment and Rebranding

     We expect to continue to differentiate ourselves from many of our competitors by:

     - our practice of upgrading, renovating and/or redeveloping most of our recently acquired hotels to enhance their competitive position, and, in certain instances, rebranding them to improve their revenue generating capacity; and

     - our ongoing program for the maintenance of our upgraded hotel assets, which generally includes:

      -- contribution of approximately 4.0% of total annual room and suite revenue to a capital reserve for routine capital replacements and improvements; and

      -- adherence to a rigorous maintenance and repair program, resulting in the expenditure of more than 4.0% of annual hotel revenues on maintenance of the hotels.

     We have demonstrated our ability to successfully execute renovations. Our renovation and rebranding of the 18 Crown Sterling Suites hotels, which were acquired during 1996 and 1997, achieved an overall increase in revenue per available room ("RevPAR") of 47.7% between 1996 and 2000. During 1998, 1999 and 2000, an aggregate of approximately $550 million in capital improvements and other capital expenditures were made to our hotels, with approximately 3% of total hotel room nights being lost in 1998, 2% in 1999 and 1% in 2000, due to renovations. During the same period, MeriStar spent approximately $423 million on their renovation and ongoing property capital expenditures programs. During 2001, we currently expect to spend approximately $20 million on the renovation of eight hotels, approximately $28 million to complete renovations started in 2000 at 46 hotels, and approximately $50 million for other capital expenditures. We expect an insignificant number of room nights to be lost during 2001 as a result of renovations. During 2001, MeriStar expects to spend approximately $65 million to complete renovation programs and for ongoing capital expenditures programs. We believe that both MeriStar's and our historical capital expenditures should limit the need for future major renovation expenditures.

     The largest single renovation project that we completed during 1999 was the Allerton Crowne Plaza in Chicago, which reopened in July 1999, after having been closed for more than a year. This project has received numerous awards, including Lodging Hospitality magazine's Year's Best Design competition in two categories, Bass Hotels & Resorts 1999 Newcomer of the Year award, and Chicago's Greater North Michigan Avenue Association 1999 Avenue Enhancement award.

  Maintenance of Strong Strategic Relationships

     We benefit from strategic brand owner and manager relationships with Hilton (Embassy Suites, Hilton and Doubletree), Six Continents Hotels (Crowne Plaza and Holiday Inn) and Starwood (Sheraton and Westin).

     - Hilton, which acquired Promus Hotel Corporation in 1999, has a hotel system of more than 1,960 hotels with more than 325,000 guest rooms worldwide, and is now the largest operator of full-service, all-suite hotels in the United States. In addition to its Hilton and Conrad International-branded hotels, Hilton owns the Embassy Suites, Doubletree and Doubletree Guest Suites brands and at June 30, 2001, managed 71 of our hotels. As a result of its acquisition of Promus, Hilton acquired an equity interest in FelCor having an aggregate value of approximately $32 million at June 30, 2001, and it became a 50% partner in joint ventures with us in the ownership of 12 hotels and the holder of a 10% equity interest in certain of our subsidiaries owning six hotels. Our relationship with Promus and its Embassy Suites brand provided the foundation for our historical growth, and we expect to expand our relationship with Hilton, as a result of the MeriStar merger.

     - Six Continents Hotels is one of the largest hotel operating companies in the world. Six Continents Hotels owns, operates or franchises more than 3,200 hotels with more than 500,000 guest rooms in nearly 100 countries around the world. Among the brands owned by Six Continents Hotels are Crowne Plaza, Holiday Inn, Holiday Inn Select, Holiday Inn Express and Inter-Continental. Six Continents Hotels, which acquired Bristol Hotel Company in March 2000, managed 90 of our hotels at June 30, 2001. Six Continents Hotels also owns FelCor common stock and FelCor LP units aggregating approximately 16.1% of our outstanding common stock and units.

     - Starwood is one of the world's largest hotel operating companies. Directly and through subsidiaries, Starwood owns, leases, manages or franchises more than 725 properties with approximately 225,000 rooms in 80 countries. Our strategic alliance with Starwood, coupled with the purchase of seven Sheraton hotels in 1997, provided us with our initial entry into the upscale, full-service, non-suite hotel market. Starwood manages 11 of our hotels and is a 40% joint venture partner with us in the ownership of two hotels and a 50% joint venture partner with us in the ownership of one hotel.

  Maintenance of Financial Flexibility

     We are committed to maintaining substantial financial flexibility. In funding our growth, we have used a broad selection of financing sources to minimize our cost of capital, including public equity, collateralized mortgage-backed securities, public and private debt, and asset divestitures. We believe that our capital structure will continue to be among the more conservative in the hotel REIT industry. We believe our financial flexibility should enable us to pursue selective hotel acquisition and expansion opportunities and to take advantage of renovation, redevelopment and rebranding opportunities to help us improve our competitive position.

CORPORATE STRUCTURE

     The following diagram depicts our general corporate structure and debt outstanding at June 30, 2001, on a pro forma basis (dollars in millions):

                          [CORPORATE STRUCTURE CHART]

(1) Assumes that the holders of the MeriStar convertible subordinated notes and the MeriStar subordinated notes accept, and the holders of the MeriStar senior notes do not accept, the change of control offer that we will be required to make following the MeriStar merger.

RECENT DEVELOPMENTS

     Since January 1, 2001 we:

     - acquired from subsidiaries of Six Continents Hotels the leases covering 12 of the 25 hotels identified in the second quarter of 2000 as held for sale and terminated the related management agreements in exchange for 413,585 shares of FelCor common stock valued at approximately $10 million; 11 of the leases were transferred to our taxable REIT subsidiary, or TRS, effective as of January 1, 2001, and one was terminated in connection with the sale of the related hotel;

     - completed the acquisition of DJONT Operations, L.L.C. and its consolidated subsidiaries, effective as of January 1, 2001, for 416,667 units of limited partnership interest in FelCor LP valued at approximately $10 million;

     - contributed eight of the hotels held for sale in March 2001 to an entity in which we hold a 50% equity interest and in which an affiliate of Interstate Hotels Corporation, or IHC, holds the other 50% equity interest; another affiliate of IHC manages each of these hotels;

     - entered into the merger agreement with MeriStar and MeriStar LP;

     - completed a private placement of senior notes due 2011 in the aggregate principal amount of $600 million at an interest rate of 8 1/2% per annum. Pending use to finance in part the MeriStar merger, approximately $316 million of the proceeds of this private placement was placed in a restricted proceeds account to fund the special redemption described below. If the MeriStar merger is not closed on or prior to November 30, 2001 or the merger agreement relating to the MeriStar merger is terminated earlier, the funds in the restricted proceeds account will be used to redeem $300 million aggregate principal amount of the senior notes at a redemption price equal to 101% of their principal amount, plus accrued interest to the date of redemption. Pursuant to the restricted proceeds agreement, the funds in the restricted proceeds account will be released to FelCor LP to pay a portion of the purchase price for the MeriStar merger and to pay related fees and expenses upon receipt by the escrow agent of an officers' certificate that states that all necessary conditions to the closing of the MeriStar merger have been satisfied or waived;

     - announced Richard J. O'Brien as our Chief Financial Officer and Executive Vice President in June 2001;

     - acquired the remaining 88 leases held by Six Continents Hotels on July 1, 2001; and

     - amended and restated our line of credit in July 2001 to increase it, upon completion of the MeriStar merger, from $600 million to $700 million.

     On January 1, 2001, the provisions of the REIT Modernization Act became effective. These provisions:

     - reduce the percentage of taxable income required to be distributed by a REIT from 95% to 90% for taxable years after 2000; and

     - subject to certain limitations, permit a REIT to own taxable REIT subsidiaries, or TRSs, that engage in businesses previously prohibited to a REIT, including, among other things, leasing hotels from a hotel REIT, so long as the hotels in question continue to be managed by unrelated third parties.

     This act and its impact on us are discussed in further detail elsewhere in this prospectus.

     Our principal executive offices are located at 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062 and our telephone number is (972) 444-4900.

                               THE EXCHANGE OFFER

     On January 22, 2001, we completed the private offering of $100 million of 9 1/2% Senior Notes Due 2008. We entered into a registration rights agreement with the initial purchaser in the private offering of the Old Notes in which we agreed, among other things, to deliver to you this prospectus and to complete this exchange offer within 180 days of the original issuance of the Old Notes. You are entitled to exchange in this exchange offer Old Notes that you hold for registered New Notes with substantially identical terms. Because this exchange offer was not completed by July 21, 2001, the interest rate on the Old Notes has increased to 10.0% until the exchange offer is completed or, under certain circumstances, until a resale registration statement with respect to the Old Notes is declared effective by the SEC. You should read the discussion under the headings "-- Description of New Notes" and "Description of the New Notes and Guarantees" for further information regarding the New Notes.

     We believe that the New Notes to be issued in this exchange offer may be resold by you without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions.

     The following summarizes the terms of the exchange offer. You should read the discussion under the heading "The Exchange Offer" for further information regarding this exchange offer and resale of the New Notes.

Securities to be
Exchanged..................  On January 22, 2001, we issued $100 million in aggregate principal amount of Old Notes to the initial purchaser in a transaction exempt from the registration requirements of the Securities Act. The terms of the New Notes and the Old Notes are substantially identical in all material respects, except that the New Notes will be freely transferable by the holders, except as otherwise provided in this prospectus. See "Description of the New Notes and Guarantees."

The Exchange Offer.........  $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of Old Notes. As of the date hereof, Old Notes representing $100 million aggregate principal amount are outstanding.

                             Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to certain third parties unrelated to us, we believe that New Notes issued pursuant to the exchange offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by holders thereof other than any holder which is an "affiliate" of FelCor LP, FelCor or certain of their subsidiaries within the meaning of Rule 405 under the Securities Act, or a broker-dealer who purchased Old Notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act, without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to engage in a distribution of New Notes.

                             However, the SEC has not considered the exchange offer in the context of a no-action letter and we cannot be sure that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances. Furthermore, each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage or participate in, a distribution of New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will comply with the prospectus delivery require-ments of the Securities Act in connection with any resale of such New Notes. Broker-dealers who acquired Old Notes directly from us and not as a result of market-making activities or other trading activities may not rely on the staff's interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to resell the Old Notes.

Registration Rights
  Agreement................  We sold the Old Notes on January 22, 2001, in a private placement in reliance on Section 4(2) of the Securities Act. The Old Notes were immediately resold by the initial purchaser in reliance on Rule 144A under the Securities Act. In connection with the sale, we, together with FelCor and the subsidiary guarantors, entered into a registration rights agreement with the initial purchaser requiring us to make the exchange offer. See "The Exchange Offer -- Purpose and Effect."

Expiration Date............  The exchange offer will expire at 5:00 p.m., New
                             York City time, on October 11, 2001 or a later date and time if we extend it.

Withdrawal.................  The tender of the Old Notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. Any Old Notes not accepted for exchange for any reason will be returned without expense as soon as practicable after the expiration or termination of the exchange offer.

Interest on the New Notes
  and the Old Notes........  Interest on the New Notes will accrue from
                             September 15, 2001, or from the date of the last payment of interest on the Old Notes, whichever is later. No additional interest will be paid on Old Notes tendered and accepted for exchange.

Conditions of the Exchange
  Offer....................  The exchange offer is subject to certain customary conditions, certain of which may be waived by us. See "The Exchange Offer -- Conditions of the Exchange Offer."

Procedures for Tendering
  Old Notes................  Each holder of the Old Notes wishing to accept the exchange offer must complete, sign and date the letter of transmittal, or a copy thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver the letter of transmittal, or the copy, together with the Old Notes and any other required documentation, to the exchange agent at the address set forth herein. Persons holding the Old Notes through the Depository Trust Company, or DTC, and wishing to accept the exchange offer must do so pursuant to DTC's Automated Tender Offer Program, by which each tendering participant will agree to be bound by the letter of transmittal. By executing or agreeing to be bound by the letter of transmittal, each holder will represent to us that, among other things, (1) the New Notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such New Notes,
                             (2) the holder is not engaging in and does not intend to engage in a distribution of the New Notes, (3) the holder does not have an arrangement or understanding with any person to participate in the distribution of the New Notes, and (4) the holder is not an "affiliate," as defined under Rule 405 promulgated under the Securities Act, of FelCor LP, FelCor or any of the subsidiary guarantors.

                             We will accept for exchange any and all Old Notes which are properly tendered, and not withdrawn, in the exchange offer prior to the expiration date. The New Notes will be delivered promptly following the expiration date. See "The Exchange
                             Offer -- Terms of the Exchange Offer."

Exchange Agent.............  SunTrust Bank is serving as exchange agent in connection with the exchange offer.

Federal Income Tax
  Considerations...........  We believe the exchange of Old Notes for New Notes pursuant to the exchange offer will not constitute a sale or an exchange for federal income tax purposes. See "Certain United States Federal Income Tax Considerations."

Effect of Not Tendering....  Old Notes that are not tendered or that are tendered but not accepted will, following the completion of the exchange offer, continue to be subject to the existing restrictions upon transfer. We will have no further obligation to provide for the registration of the Old Notes under the Securities Act.

                            DESCRIPTION OF NEW NOTES

Issuer.....................  FelCor Lodging Limited Partnership.

Securities Offered.........  $100 million aggregate principal amount of 9 1/2%
                             Senior Notes Due 2008.

Maturity...................  September 15, 2008.

Interest...................  Interest will be payable in cash on March 15 and
                             September 15 of each year, beginning September 15, 2001.

Optional Redemption........  We cannot redeem the New Notes until September 15,
                             2004, except as described below in connection with certain equity offerings. At any time on or after September 15, 2004, we may redeem some or all of the New Notes at the redemption prices listed under the heading "Description of the New Notes and Guarantees -- Optional Redemption," plus accrued and unpaid interest.

Optional Redemption
  After Equity Offerings...  At any time before September 15, 2003, we may elect to redeem up to 35% of the outstanding Notes, including New Notes, with funds that we raise in one or more equity offerings, as long as:

                             - we pay 109.5% of the face amount of the Notes,
                               plus interest;

                             - we redeem the Notes within 90 days of completing
                               the equity offering; and

                             - at least 65% of the aggregate principal amount of
                               the Notes remains outstanding afterwards.

Change of Control..........  Upon a change of control, we will be required to make an offer to purchase the New Notes at 101% of the principal amount plus accrued and unpaid interest. We may not have sufficient funds available at the time of any change of control to effect the purchase.

Guarantees.................  The New Notes will be unconditionally guaranteed on an unsecured senior basis by FelCor and by certain wholly-owned subsidiaries that are obligors on other senior debt of FelCor or FelCor LP.

Ranking....................  The New Notes will be unsecured and will rank equally with all of our existing and future unsecured senior debt. The New Notes will be effectively subordinated to all of our and our consolidated subsidiaries' secured debt and to all other debt of our non-guarantor subsidiaries. As of June 30, 2001, on a pro forma basis, we and our consolidated subsidiaries would have had approximately $1.4 billion of secured debt, all of which is mortgage and capitalized lease debt and effectively senior to the New Notes to the extent of the value of the underlying assets.

                             At June 30, 2001, on a pro forma basis, our non-guarantor subsidiaries had less than $1 million of other debt.

Certain Other Covenants....  The indenture governing the New Notes restricts our ability and the ability of our restricted subsidiaries to:

                             - incur additional debt;

                             - incur additional secured debt and subsidiary
                               debt;

                             - make certain distributions, investments and other
                               restricted payments;

                             - limit the ability of restricted subsidiaries to
                               make payments to us;

                             - issue or sell stock of restricted subsidiaries;

                             - enter into transactions with affiliates;

                             - create liens;

                             - sell assets;

                             - enter into certain sale-leaseback transactions;
                               and

                             - with respect to FelCor LP and FelCor,
                               consolidate, merge or sell all or substantially all of their assets.

                             These covenants are subject to a number of important limitations and exceptions.

Ratings Downgrade..........  Upon the occurrence of, and during the continuance of, a ratings downgrade, as defined, the New Notes will bear yearly interest at a rate equal to 10%. See "Description of the New Notes and Guarantees -- Certain Definitions -- Ratings Downgrade."

Fall-Away Covenants........  Under the indenture governing the New Notes, in the event, and only for as long as, the New Notes are rated investment grade and no default or event of default has occurred and is continuing, many of the covenants described above will not be applicable to FelCor, FelCor LP and their restricted subsidiaries.

                                  RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 18 BEFORE INVESTING IN THE NEW NOTES.

         SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

     The following table sets forth unaudited pro forma condensed combined financial data for MeriStar LP and us as a combined entity, and for FelCor and MeriStar as a combined entity, in each case giving effect to the merger and partnership merger as if they had occurred on the dates indicated and after giving effect to the pro forma adjustments. The unaudited pro forma condensed combined operating data are presented as if the merger and partnership merger had been completed on January 1, 2000. The unaudited pro forma condensed combined balance sheet data at June 30, 2001 is presented as if the merger and partnership merger had occurred on June 30, 2001. In the opinion of our management, all adjustments necessary to reflect the effects of these transactions have been made. The merger and partnership merger will be accounted for under the purchase method of accounting as provided by Financial Accounting Standards No. 141 and 142. Based on FelCor's current estimate of value for the MeriStar assets to be acquired in the amount of approximately $3.0 billion and liabilities to be assumed in the amount of approximately $1.9 billion, no goodwill will be recorded for this transaction.

     The unaudited pro forma condensed combined financial data should be read together with the respective historical audited and unaudited consolidated financial statements and financial statement notes of FelCor LP and FelCor, and of MeriStar LP and MeriStar, included in or incorporated by reference into this prospectus. See "Where You Can Find More Information" on page iv. The unaudited pro forma condensed combined financial data is presented for comparative purposes only and are not necessarily indicative of what the actual combined results of operations of FelCor LP and MeriStar LP, and FelCor and MeriStar, would have been for the periods presented, nor do these data purport to represent the results of future periods. See "Unaudited Pro Forma Combined Financial Information" beginning on page 41.

FELCOR LODGING LIMITED PARTNERSHIP

                                                                      PRO FORMA
                                                                     (UNAUDITED)
                                                              -------------------------
                                                                             SIX MONTHS
                                                               YEAR ENDED      ENDED
                                                              DECEMBER 31,    JUNE 30,
                                                                2000(1)         2001
                                                              ------------   ----------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                UNIT AND RATIO DATA)
STATEMENT OF OPERATIONS DATA:
  Total revenues............................................   $2,864,452    $1,412,155
  Net income before extraordinary items.....................   $  159,171    $   91,603
  Net income before extraordinary items applicable to common
     unitholders............................................   $  123,424    $   73,771
  Diluted earnings per unit data:
     Net income before extraordinary items applicable to
      common unitholders....................................   $     1.21    $     0.73
     Weighted average common units outstanding..............      101,839       101,352
OTHER DATA:
  Funds From Operations(2)..................................   $  451,302    $  223,177
  EBITDA(3).................................................   $  803,172    $  396,600
  Ratio of earnings to fixed charges(4).....................          1.5x   $      1.6x

                                                                PRO FORMA
                                                               (UNAUDITED)
                                                              --------------
                                                                 JUNE 30,
                                                                   2001
                                                              --------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Net investment in hotels....................................    $6,516,043
Total assets................................................    $7,146,928
Debt........................................................    $3,648,693
Redeemable units............................................    $  301,983
Partners' capital...........................................    $2,701,258

FELCOR LODGING TRUST INCORPORATED

                                                                      PRO FORMA
                                                                     (UNAUDITED)
                                                              -------------------------
                                                                             SIX MONTHS
                                                               YEAR ENDED      ENDED
                                                              DECEMBER 31,    JUNE 30,
                                                                2000(1)         2001
                                                              ------------   ----------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Total revenues............................................   $2,864,452    $1,412,155
  Net income before extraordinary items.....................   $  145,657    $   82,075
  Net income before extraordinary items applicable to common
     shareholders...........................................   $  110,475    $   64,525
  Diluted earnings per share data:
     Net income before extraordinary items applicable to
      common shareholders...................................   $     1.21    $     0.73
     Weighted average common shares outstanding.............       91,282        88,818
OTHER DATA:
  Funds From Operations(2)..................................   $  451,302    $  223,177
  EBITDA(3).................................................   $  803,172    $  396,600

                                                                PRO FORMA
                                                               (UNAUDITED)
                                                              --------------
                                                                 JUNE 30,
                                                                   2001
                                                              --------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Net investment in hotels....................................    $6,516,043
Total assets................................................    $7,146,928
Debt........................................................    $3,648,693
Minority interest in FelCor LP..............................    $  333,475
Total shareholder's equity..................................    $2,669,766

------------

(1) In the second quarter of 2000, we recorded a $63 million loss related to the decision to sell certain non-strategic hotel assets, which is reflected in the income statements presented for the period.

(2) We consider Funds From Operations to be a key measure of a real estate investment trust's, or REIT's performance which should be considered along with, but not as an alternative to, net income and cash flow as a measure of operating performance and liquidity.

    The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, defines Funds From Operations as net income or loss, computed in accordance with GAAP, excluding gains or losses from extraordinary items in accordance with GAAP and sales of depreciable operating properties, plus swap termination costs and real estate related depreciation and amortization and after comparable adjustments for our portion of these items related to unconsolidated entities and joint ventures. We believe that Funds From Operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of our ability to incur and service debt, to make capital expenditures, and to fund other cash needs. We compute Funds From Operations in accordance with standards established by NAREIT, except that we add back rent deferred under Staff Accounting Bulletin, or SAB 101, the loss on assets held for sale, lease termination costs and swap termination expenses to derive Funds From Operations. This may not be comparable to Funds From Operations reported by other REITs that do not define the term in accordance with the current NAREIT definition, that interpret the current NAREIT definition differently than we do or that do not adjust Funds From Operations for rent deferred under SAB 101, the loss on assets held for sale, lease termination costs and swap termination expense. Funds From Operations does not represent cash generated from operating activities determined by GAAP and should not be considered as an alternative to net income, determined in accordance with GAAP, as an indication of our financial performance or to cash flow from operating activities, determined in accordance with GAAP, as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions. Funds From Operations may include funds that may not be available for management's discretionary use due to requirements to conserve funds for capital expenditures and property acquisitions and other commitments and uncertainties.

    The computation of Funds From Operations for FelCor LP and FelCor yields the same result. The following table details the computation of Funds From Operations for FelCor LP.

                                                                          PRO FORMA
                                                                         (UNAUDITED)
                                                              ---------------------------------
                                                               YEAR ENDED     SIX MONTHS ENDED
                                                              DECEMBER 31,        JUNE 30,
                                                                  2000              2001
                                                              ------------   ------------------
                                                                       (IN THOUSANDS)
Net income before extraordinary charges.....................    $159,171          $ 91,603
Loss (gain) on sale of hotels...............................      (6,024)            1,081
Loss on assets held for sale................................      63,000
Swap termination expense....................................                        14,121
Series B redeemable preferred distributions.................     (12,937)           (6,468)
Series D redeemable preferred distributions.................        (565)             (282)
New redeemable preferred distributions......................     (10,500)           (5,250)
Depreciation................................................     248,990           123,350
Depreciation from unconsolidated entities...................      10,167             5,022
                                                                --------          --------
Funds From Operations.......................................    $451,302          $223,177
                                                                ========          ========
Weighted average units outstanding(a).......................     106,536           106,041

------------

    (a) Weighted average units outstanding are computed including dilutive options, unvested stock grants and assuming conversion of Series A preferred units, Series C preferred units and Series D preferred units to common units.

(3) EBITDA is computed by adding Funds From Operations, interest expense, our portion of interest expense from unconsolidated entities, amortization expense and our redeemable preferred distributions. EBITDA is presented because it provides useful information regarding our ability to service debt. EBITDA should not be considered as an alternative measure of operating results or cash flow from operations, as determined in accordance with GAAP. EBITDA as presented by us may not be comparable to other similarly titled measures used by other companies. The computation of EBITDA for FelCor LP and FelCor yields the same result. A reconciliation of Funds From Operations to EBITDA is as follows:

                                                                          PRO FORMA
                                                                         (UNAUDITED)
                                                              ---------------------------------
                                                               YEAR ENDED     SIX MONTHS ENDED
                                                              DECEMBER 31,        JUNE 30,
                                                                  2000              2001
                                                              ------------   ------------------
                                                                       (IN THOUSANDS)
Funds From Operations.......................................    $451,302          $223,177
Interest expense............................................     313,249           153,229
Interest expense from unconsolidated entities...............       9,188             4,742
Amortization expense........................................       5,431             3,452
Series B redeemable preferred distributions.................      12,937             6,468
Series D redeemable preferred distributions.................         565               282
New redeemable preferred distributions......................      10,500             5,250
                                                                --------          --------
EBITDA......................................................    $803,172          $396,600
                                                                ========          ========

(4) For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations plus fixed charges, and minority interest in FelCor LP, with respect to FelCor, excluding capitalized interest, and fixed charges consist of interest, whether expensed or capitalized, and amortization of loan costs.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

     The following tables set forth summary historical consolidated financial information for FelCor LP and FelCor. The summary historical information is presented as of and for the years ended December 31, 1998, 1999 and 2000 and as of and for the six months ended June 30, 2000 and 2001. We derived the historical financial information for the years ended December 31, 1998, 1999 and 2000 from our consolidated financial statements and the notes thereto, audited by PricewaterhouseCoopers LLP, independent accountants. Certain reclassifications have been made to previously reported amounts to conform to current year presentation with no effect to previously reported net income or shareholders' equity. The selected historical financial information as of and for the six months ended June 30, 2000 and 2001 have been derived from the unaudited financial statements which have been prepared by our management on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments consisting of normal recurring accruals that are considered necessary for a fair presentation of the results for such periods. The results of operations for the six months ended June 30, 2000 and 2001 are not necessarily indicative of results to be anticipated for the entire year. You should read the following in conjunction with "Selected Historical Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere in this prospectus or incorporated herein by reference.

FELCOR LODGING LIMITED PARTNERSHIP

                                                                                                   SIX MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                 JUNE 30,
                                                         ------------------------------------   -----------------------
                                                            1998         1999       2000(1)        2000       2001(2)
                                                         ----------   ----------   ----------   ----------   ----------
                                                                       (IN THOUSANDS, EXCEPT RATIO DATA)
STATEMENT OF OPERATIONS DATA:
Total revenues.........................................  $  332,600   $  495,517   $  541,872   $  258,159   $  560,302
Net income (loss)......................................  $  121,339   $  135,776   $   66,391   $  (12,372)  $   16,341
Net income (loss) applicable to common unitholders.....  $   99,916   $  111,041   $   41,709   $  (24,730)  $    4,041
OTHER DATA:
Funds From Operations(3)...............................  $  217,363   $  286,895   $  288,636   $  149,380   $  135,683
EBITDA(4)..............................................  $  306,361   $  432,689   $  470,861   $  238,753   $  229,576
Ratio of earnings to fixed charges(5)..................        2.7x         2.1x         1.5x         1.0x         1.2x
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets...........................................  $4,175,383   $4,255,751   $4,103,603   $4,176,765   $4,403,528
Debt...................................................  $1,594,734   $1,833,954   $1,838,241   $1,882,743   $2,134,093

FELCOR LODGING TRUST INCORPORATED

                                                                                                   SIX MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                 JUNE 30,
                                                         ------------------------------------   -----------------------
                                                            1998         1999       2000(1)        2000       2001(2)
                                                         ----------   ----------   ----------   ----------   ----------
                                                                       (IN THOUSANDS, EXCEPT RATIO DATA)
STATEMENT OF OPERATIONS DATA:
Total revenues.........................................  $  332,600   $  495,517   $  541,872   $  258,159   $  560,302
Net income (loss)......................................  $  114,839   $  131,080   $   61,699   $   (9,973)  $   15,753
Net income (loss) applicable to common shareholders....  $   93,416   $  106,345   $   37,017   $  (22,331)  $    3,453
OTHER DATA:
Funds From Operations(3)...............................  $  217,363   $  286,895   $  288,636   $  149,380   $  135,683
EBITDA(4)..............................................  $  306,361   $  432,689   $  470,861   $  238,753   $  229,576
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets...........................................  $4,175,383   $4,255,751   $4,103,603   $4,176,765   $4,403,528
Debt...................................................  $1,594,734   $1,833,954   $1,838,241   $1,882,743   $2,134,093

------------

(1) In the second quarter of 2000, we recorded a $63 million loss related to the decision to sell certain non-strategic hotel assets, which is reflected in the income statements presented for the period.

(2) Includes hotel revenues and expenses with respect to 96 hotels that were leased to either DJONT or subsidiaries of Six Continents Hotels prior to the effectiveness of the REIT Modernization Act on January 1, 2001. Prior to January 1, 2001, these hotels' revenues were comprised mainly of percentage lease revenues. Additionally in the first quarter of 2001, we recorded lease termination costs of $36.2 million with respect to the 96 hotels.

(3) We consider Funds From Operations to be a key measure of a REIT's performance which should be considered along with, but not as an alternative to, net income and cash flow as a measure of operating performance and liquidity.

    The White Paper on Funds From Operations approved by the Board of Governors of NAREIT defines Funds From Operations as net income or loss (computed in accordance with GAAP), excluding gains or losses from debt restructuring which would be extraordinary items in accordance with GAAP and sales of depreciable operating properties, plus real estate related depreciation and amortization and after comparable adjustments for our portion of these items related to unconsolidated entities and joint ventures. We believe that Funds From Operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of our ability to incur and service debt, to make capital expenditures and to fund other cash needs. We compute Funds From Operations in accordance with standards established by NAREIT, except that we add back rent deferred under SAB 101, the loss on assets held for sale, lease termination costs and swap termination expenses to derive Funds From Operations. This may not be comparable to Funds From Operations reported by other REITs that do not define the term in accordance with the current NAREIT definition, that interpret the current NAREIT definition differently than we do or that do not adjust Funds From Operations for rent deferred under SAB 101, the loss on assets held for sale, lease termination costs and swap termination expense. Funds From Operations does not represent cash generated from operating activities determined by GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions. Funds From Operations may include funds that may not be available for our management's discretionary use due to requirements to conserve funds for capital expenditures and property acquisitions and other commitments and uncertainties.

    The computation of Funds From Operations for FelCor LP and FelCor yields the same result. The following table details the computation of Funds From Operations for FelCor LP.

                                                                                         SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,            JUNE 30,
                                                       ------------------------------   -------------------
                                                         1998       1999       2000       2000       2001
                                                       --------   --------   --------   --------   --------
                                                                          (IN THOUSANDS)
Net income (loss)....................................  $121,339   $135,776   $ 66,391   $(12,372)  $ 16,341
Deferred rent........................................                                     18,604
Lease termination costs..............................                                                36,226
Swap termination expense.............................                                                 4,824
Gain on sale.........................................                          (2,595)
Loss on assets held for sale.........................                          63,000     63,000
Series B redeemable preferred distributions..........    (8,373)   (12,937)   (12,937)    (6,468)    (6,468)
Extraordinary charge from write-off of deferred
  financing fees.....................................     3,075      1,113      3,865                   225
Depreciation.........................................    90,835    152,948    160,745     81,480     79,513
Depreciation from unconsolidated entities............    10,487      9,995     10,167      5,136      5,022
                                                       --------   --------   --------   --------   --------
Funds From Operations................................  $217,363   $286,895   $288,636   $149,380   $135,683
                                                       ========   ========   ========   ========   ========
Weighted average units outstanding(a)................    58,013     75,251     67,239     67,987     66,759

     --------------------

     (a) Weighted average units outstanding are computed including dilutive options, unvested stock grants and assuming conversion of Series A preferred units to common units.

(4) EBITDA is computed by adding Funds From Operations, interest expense, our portion of interest expense from unconsolidated entities, amortization expense, and our Series B redeemable preferred distributions. EBITDA is presented because it provides useful information regarding our ability to service debt. EBITDA should not be considered as an alternative measure of operating results or cash flow from operations, as determined in accordance with GAAP. EBITDA as presented by us may not be comparable to other similarly titled measures used by other companies. The computation of EBITDA for FelCor LP and FelCor yields the same result. A reconciliation of Funds From Operations to EBITDA is as follows:

                                                                                         SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,            JUNE 30,
                                                       ------------------------------   -------------------
                                                         1998       1999       2000       2000       2001
                                                       --------   --------   --------   --------   --------
                                                                          (IN THOUSANDS)
Funds From Operations................................  $217,363   $286,895   $288,636   $149,380   $135,683
Interest expense.....................................    73,182    125,435    158,620     77,644     81,799
Interest expense from unconsolidated entities........     6,521      6,729      9,188      4,787      4,742
Amortization expense.................................       922        693      1,480        474        884
Series B redeemable preferred distributions..........     8,373     12,937     12,937      6,468      6,468
                                                       --------   --------   --------   --------   --------
EBITDA...............................................  $306,361   $432,689   $470,861   $238,753   $229,576
                                                       ========   ========   ========   ========   ========

(5) For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations plus fixed charges, excluding capitalized interest, and fixed charges consist of interest, whether expensed or capitalized, and amortization of loan costs.

     The following tables set forth selected historical consolidated financial information for MeriStar LP and MeriStar. The selected historical information is presented as of and for the years ended December 31, 1998, 1999 and 2000 and as of and for the six months ended June 30, 2000 and 2001. The historical financial information for the years ended December 31, 1998, 1999 and 2000 has been derived from the consolidated financial statements and the notes thereto of MeriStar LP and MeriStar, which have been audited by KPMG LLP, independent accountants. The selected historical financial information as of and for the six months ended June 30, 2000 and 2001 has been derived from the unaudited financial statements which have been prepared by management of MeriStar on the same basis as the audited financial statements and, in the opinion of the management of MeriStar, include all adjustments consisting of normal recurring accruals that are considered necessary for a fair presentation of the results for such periods. The results of operations for the six months ended June 30, 2000 and 2001 are not necessarily indicative of results to be anticipated for the entire year. You should read the following in conjunction with "Selected Historical Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere in this prospectus or incorporated herein by reference.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                                                                                                      SIX MONTHS
                                                                                                    ENDED JUNE 30,
                                                               YEAR ENDED DECEMBER 31,                (UNAUDITED)
                                                         ------------------------------------   -----------------------
                                                          1998(1)        1999         2000         2000       2001(2)
                                                         ----------   ----------   ----------   ----------   ----------
                                                                                 (IN THOUSANDS)
RESULTS OF OPERATIONS:
Total revenues.........................................  $  522,031   $  374,820   $  400,685   $  148,587   $  609,851
Net operating income...................................  $  135,910   $  218,299   $  230,340   $   63,899   $  104,199
Net income.............................................  $   85,066   $  111,656   $  118,036   $   12,237   $   40,402
OTHER FINANCIAL DATA:
EBITDA(3)..............................................  $  194,752   $  320,094   $  341,028   $  118,001   $  178,499
Net cash provided by operating activities..............  $  186,891   $  228,329   $  224,088   $  120,671   $  114,562
Net cash (used in) provided by investing activities....  $ (785,505)  $ (187,952)  $  (14,286)  $   13,027   $  (49,534)
Net cash provided by (used in) financing activities....  $  520,457   $  (41,948)  $ (212,173)  $ (135,629)  $  (45,003)
BALANCE SHEET DATA (AT END OF PERIOD):
Investments in hotel properties, gross.................  $2,957,543   $3,118,723   $3,193,730   $3,164,045   $3,209,185
Total assets...........................................  $2,989,609   $3,086,096   $3,006,500   $3,036,517   $3,084,981
Long-term debt.........................................  $1,602,352   $1,676,771   $1,638,319   $1,632,433   $1,653,050

MERISTAR HOSPITALITY CORPORATION

                                                                                                      SIX MONTHS
                                                                                                    ENDED JUNE 30,
                                                               YEAR ENDED DECEMBER 31,                (UNAUDITED)
                                                         ------------------------------------   -----------------------
                                                          1998(1)        1999         2000         2000       2001(2)
                                                         ----------   ----------   ----------   ----------   ----------
                                                                                 (IN THOUSANDS)
RESULTS OF OPERATIONS:
Total revenues.........................................  $  525,297   $  374,904   $  400,778   $  148,639   $  609,851
Net operating income...................................  $  133,906   $  217,065   $  229,174   $   63,310   $  103,442
Net income.............................................  $   43,707   $   98,964   $  105,861   $   10,052   $   36,375
OTHER FINANCIAL DATA:
EBITDA(3)..............................................  $  194,609   $  320,164   $  341,121   $  118,053   $  178,360
Net cash provided by operating activities..............  $  162,796   $  229,193   $  224,037   $  121,084   $  117,018
Net cash (used in) provided by investing activities....  $ (785,505)  $ (187,952)  $  (14,286)  $   13,027   $  (49,534)
Net cash provided by (used in) financing activities....  $  543,256   $  (42,812)  $ (212,121)  $ (136,042)  $  (47,467)
BALANCE SHEET DATA (AT END OF PERIOD):
Investments in hotel properties, gross.................  $2,957,543   $3,118,723   $3,193,730   $3,164,046   $3,209,185
Total assets...........................................  $2,998,460   $3,094,201   $3,013,008   $3,043,648   $3,090,907
Long-term debt.........................................  $1,602,352   $1,676,771   $1,638,319   $1,632,490   $1,653,050

------------

(1) MeriStar LP and MeriStar were created on August 3, 1998, when American General Hospitality Corporation, a corporation operating as a real estate investment trust, or REIT, and its associated entities merged with CapStar Hotel Company and its associated entities. In connection with the merger between CapStar and American General, MeriStar Hotels & Resorts, a separate publicly traded company, was created to be the lessee and manager of nearly all of MeriStar's hotels. Prior to August 2, 1998, MeriStar LP's and MeriStar's operating results consisted of the revenues and expenses of the hotels.

(2) From August 3, 1998 until January 1, 2001, MeriStar Hotels & Resorts leased substantially all of MeriStar's hotels, and MeriStar LP and MeriStar earned lease revenue under the participating lease agreements with its lessees. Upon assigning the 106 leases with MeriStar Hotels & Resorts to MeriStar's taxable REIT subsidiaries on January 1, 2001, in conjunction with the REIT Modernization Act, MeriStar LP's and MeriStar's operating results now include the revenues and expenses of these hotels.

(3) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. MeriStar's management believes that EBITDA is a useful measure of operating performance because (i) it is industry practice to evaluate hotel properties based on operating income before interest, depreciation and amortization and minority interests of common and preferred holders of units in MeriStar LP, which is generally equivalent to EBITDA, and (ii) EBITDA is unaffected by the debt and equity structure of the entity. EBITDA does not represent cash flow from operations as defined by GAAP, is not necessarily indicative of cash available to fund all cash flow needs, and should not be considered as an alternative to net income under GAAP for purposes of evaluating MeriStar LP's or MeriStar's results of operations and may not be comparable to other similarly titled measures used by other companies.

                                  RISK FACTORS

     An investment in the New Notes involves a significant degree of risk. You should carefully consider the following material risk factors, together with all of the other information included or incorporated by reference in this prospectus, in evaluating the exchange offer.

IF YOU DO NOT PROPERLY TENDER YOUR OLD NOTES, YOU WILL CONTINUE TO HOLD UNREGISTERED OLD NOTES AND YOUR ABILITY TO TRANSFER OLD NOTES WILL BE ADVERSELY AFFECTED.

     We will only issue New Notes in exchange for Old Notes that are timely received by the Exchange Agent together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the Old Notes and you should carefully follow the instructions on how to tender your Old Notes. Neither we nor the Exchange Agent are required to tell you of any defects or irregularities with respect to your tender of the Old Notes. If you do not tender your Old Notes properly, then, after we consummate the exchange offer, you may continue to hold Old Notes that are subject to the existing transfer restrictions. In addition, if you tender your Old Notes for the purpose of participating in a distribution of the New Notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes. If you are a broker-dealer that receives New Notes for your own account in exchange for Old Notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such New Notes. After the exchange offer is consummated, if you continue to hold any Old Notes, you may have difficulty selling them because there may be only a small amount of Old Notes outstanding.

THE INTEGRATION OF MERISTAR WILL MAKE SUBSTANTIAL DEMANDS ON OUR RESOURCES, WHICH COULD DIVERT NEEDED ATTENTION AWAY FROM OUR OTHER OPERATIONS.

     The integration of MeriStar will make substantial demands on our management, operational resources and financial and internal control systems. Our future operating results will depend in part on our ability to continue to implement and improve our operating and financial controls. The devotion of our management's time to the integration of MeriStar may limit the time available to management to attend to other operational, financial and strategic issues.

WE MAY INCUR UNDISCLOSED LIABILITIES IN CONNECTION WITH THE MERISTAR MERGER.

     We may be subject to undisclosed or otherwise unforeseen environmental, tax, pension, litigation or other liabilities in connection with the MeriStar merger, or we may underestimate the liabilities of which we are aware. If these unknown liabilities materialize or known liabilities are greater than we currently estimate, they could result in a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT SUCCESSFULLY INTEGRATE MERISTAR WITH OUR EXISTING OPERATIONS AND THE INTENDED BENEFITS MAY NOT BE REALIZED.

     Our future operations and earnings will depend in part on our ability to integrate MeriStar's properties into our system and operations and realize synergies and cost savings. In order to achieve the anticipated benefits of the merger, we will need to:

     - realize an anticipated $5 million of annual cost savings in general and administrative expenses from reductions in personnel, closing and subletting MeriStar's corporate offices and the elimination of other duplicate overhead costs;

     - capitalize on increased purchasing power, including for furniture, fixtures, equipment, insurance and utilities;

     - leverage our increased scale in brand negotiations; and

     - effectively control the progress of the integration process and the associated costs.

     Our assessment of the potential synergies and cost savings is preliminary and subject to change. We may need to incur additional costs to realize them, none of which costs are currently expected to be material.

     Statements regarding the increased earnings estimates, the anticipated operating efficiencies, cost savings and other benefits we expect to realize from the integration of MeriStar are forward-looking statements. Actual results for the combined operations could differ materially from results currently anticipated depending upon, among other things:

     - our and MeriStar's future revenues, expenses and other operating results;

     - our and MeriStar's ability to maintain present efficiency levels and realize expected cost savings and synergies;

     - unforeseen costs and expenses incurred in connection with the integration of MeriStar into our operations and other business; and

     - economic or competitive uncertainties and contingencies.

FAILURE TO COMPLETE THE MERISTAR MERGER MAY REQUIRE, UNDER SPECIFIED CIRCUMSTANCES, PAYMENT OF TERMINATION FEES.

     The MeriStar merger is subject to stockholder approval of both MeriStar and us and other customary conditions. We cannot assure you that we will be able to satisfy our obligations under the merger agreement and consummate the MeriStar merger. Under these circumstances, the assets and cash flows of MeriStar will not be available to us to repay the principal of or interest on the Notes and our other notes.

     In addition, if we fail to consummate the MeriStar merger, under certain circumstances we may be required to pay a break-up fee and MeriStar's expenses in connection with the MeriStar merger. These payments could amount to as much as $40 million.

FAILURE TO COMPLETE THE MERGER MAY RESULT IN OTHER ADVERSE CONSEQUENCES TO US.

     Under the merger agreement, both MeriStar and us agreed to some affirmative and negative covenants, including covenants affecting the conduct of their respective businesses outside the ordinary course of business. Accordingly, both parties may forego opportunities which otherwise would be available to them had the merger agreement not been executed. In addition, transactions such as the merger can disrupt relationships with employees and others with whom the parties have existing or prospective relationships. Accordingly, if the merger agreement is terminated, the ability of MeriStar or us to continue pre-merger business plans could be adversely affected. We expect to incur approximately $28 million in expenses for the merger and related transactions, which may not be reimbursable.

WE HAVE HAD AND EXPECT TO HAVE INCREASES IN LEVERAGE THAT COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     Our leverage has increased to fund our renovation, redevelopment and rebranding program and our share repurchase program. In addition, we expect our leverage to further increase as a result of the completion of the MeriStar merger and the other related financings. The share repurchase program authorizes repurchases up to an aggregate maximum of $300 million. Through June 30, 2001, we repurchased approximately 10.4 million shares of common stock under this program at an aggregate cost of approximately $189 million.

     At June 30, 2001, on a pro forma basis, we would have had:

     - approximately $3.6 billion in consolidated debt, of which approximately $1.4 billion would have been secured by mortgages or capital leases and $26.2 million would have had a maturity date of less than 12 months;

     - a ratio of total debt to market capitalization of 57.4%;

     - we had a ratio of consolidated debt to investment in hotels at cost of 50.5%; and

     - our ratio of EBITDA to interest expense for the six months then ended was 2.6-to-1.

     Our leverage could have important consequences for you. For example, it could:

     - make it more difficult for us to satisfy our obligations with respect to the Notes;

     - limit our ability to obtain additional financing, if we need it, for working capital, our renovation, redevelopment and rebranding plans, acquisitions, debt service requirements or other purposes;

     - increase our vulnerability to adverse economic and industry conditions as well as fluctuations in interest rates;

     - require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, payment of dividends or other purposes;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

     - place us at a competitive disadvantage compared to our competitors that have less debt.

THE NOTES ARE EFFECTIVELY JUNIOR TO CERTAIN OF OUR AND OUR SUBSIDIARIES' EXISTING DEBT.

     The Old Notes are, and the New Notes will be, unsecured and will rank equally with our existing and future unsecured senior debt. The Notes will be effectively subordinated to all of our and our consolidated subsidiaries' secured debt and to all other debt of our non-guarantor subsidiaries. As of June 30, 2001, on a pro forma basis, we and our consolidated subsidiaries had approximately $1.4 billion of secured debt, all of which was mortgage and capitalized lease debt and effectively senior to the Notes to the extent of the value of the underlying assets.

     As of June 30, 2001, on a pro forma basis, our non-guarantor subsidiaries had less than $1 million of other debt.

     The Old Notes have, and the New Notes will have, substantially the same covenants and other terms and conditions as our existing 7 3/8% and 7 5/8% senior notes due 2004 and 2007, respectively, 9 1/2% senior notes due 2008 and our 8 1/2% senior notes due 2011. The senior notes due 2011 contain additional restrictions with respect to a special mandatory redemption.

WE MAY BE UNABLE TO REALIZE THE ANTICIPATED BENEFITS OF OUR RENOVATIONS.

     The majority of MeriStar's and our hotels either recently have been, or are in the process of being, substantially renovated, redeveloped and, in some cases, rebranded. If the completion of the current renovation projects is significantly delayed, our operating results could be adversely affected. The recently completed and ongoing improvements may not achieve the results anticipated when we and/or MeriStar made the decision to invest in the improvements.

CONFLICTS OF INTEREST COULD ADVERSELY AFFECT OUR BUSINESS.

     Certain FelCor directors and executive officers. Six Continents Hotels currently manages 90 of our hotels. Richard C. North, who joined FelCor's board during 1998, is the Group Finance Director of Six Continents plc, formerly Bass plc, which is the parent of Six Continents Hotels and, together with its affiliates, owns FelCor common stock and FelCor LP units aggregating approximately 16.1% of our outstanding common stock and units.

     Issues may arise under the leases, franchise agreements and management contracts, and in the allocation of acquisition and management opportunities, that present conflicts of interest due to the relationship of Mr. North to the companies with which he is associated. In the event we enter into new or additional hotel management contracts or other transactions with Six Continents Hotels, the interests of Mr. North, by virtue of his relationship with Six Continents plc, may conflict with our interests. For example, any increase in management fees payable to Six Continents Hotels may decrease our profits to the benefit of Six Continents Hotels. Also, in the selection of franchises under which our hotels will be operated, Mr. North by virtue of his relationship with Six Continents plc, may have interests that conflict with our interests.

     Upon completion of the MeriStar merger, two of our directors will serve on the board of directors of MeriStar Hotels & Resorts, and one of those two directors, Paul Whetsell, will continue to serve as the Chief Executive Officer of MeriStar Hotels & Resorts. In addition, Mr. Bruce Wiles, who has been offered employment with us as an executive officer following the MeriStar merger, owns 335,823 units of limited partnership interest in the operating partnership of MeriStar Hotels & Resorts, with an aggregate value of $466,794, based on the closing price of $1.39 per share of MeriStar Hotels & Resorts common stock on August 30, 2001. Further, our relationship with MeriStar Hotels & Resorts will be governed by the terms of an intercompany agreement. The initial intercompany agreement was not negotiated on an arm's-length basis, although the recent amendment to the intercompany agreement in connection with the REIT Modernization Act was subject to an arm's-length negotiation. We may have conflicting views with MeriStar Hotels & Resorts on the manner in which our hotels are operated and managed, and with respect to acquisitions and dispositions. Conflicts may also arise in connection with the $50.0 million revolving credit facility, which had $36.0 million outstanding as of June 30, 2001, from MeriStar to MeriStar Hotels & Resorts and the parties' rights under the intercompany agreement. As a result, our directors and executive officers who serve at or have interests in MeriStar Hotels & Resorts may be presented with decisions which benefit us to the detriment of MeriStar Hotels & Resorts or benefit MeriStar Hotels & Resorts to our detriment. Inherent potential conflicts of interest will be present in all of the numerous transactions between us and MeriStar Hotels & Resorts.

     We generally will be obligated under each of our management agreements with MeriStar Hotels & Resorts to pay a termination fee to MeriStar Hotels & Resorts if we elect to sell a hotel or if we elect not to restore a hotel after a casualty and do not replace it with another hotel subject to a management agreement with a fair market value equal to the fair market value of MeriStar Hotels & Resorts' remaining management fee due under the management agreement to be terminated. Where applicable, the termination fee is equal to the present value, using a discount rate of 10%, of the remaining payments under the agreement, assuming that MeriStar Hotels & Resorts would have been paid a management fee under the agreement to be terminated, based on the operating results for the 12 months preceding termination. Based on operating results for relevant hotels for the 12 months ended June 30, 2001, the aggregate termination fees payable under all of the management contracts would have ranged between $170 million and $180 million. A decision to sell a hotel may, therefore, have significantly different consequences for us and MeriStar Hotels & Resorts.

     We anticipate that any director who has a conflict of interest with respect to an issue presented to the FelCor board will abstain from voting upon that issue, although he will have no legal obligation to do so. We have no provisions in our bylaws or charter that require an interested director to abstain from voting upon an issue. We do not expect to add provisions in our charter and bylaws to this effect. Although each director has a fiduciary duty of loyalty to us, there is a risk that, should an interested director vote upon an issue in which he or one of his affiliates has an interest, his vote may reflect a bias that could be contrary to our best interests. In addition, even if an interested director abstains from voting, the director's participation in the meeting and discussion of an issue in which he or companies with which he is associated have an interest could influence the votes of other directors regarding the issue.

     Our relationship with MeriStar Hotels & Resorts may restrict future opportunities. MeriStar is a party to an intercompany agreement with MeriStar Hotels & Resorts, which will be assumed by us in the merger. The intercompany agreement will generally grant MeriStar Hotels & Resorts a right of first refusal with respect to any management opportunity at any of our properties that we do not elect to have managed by the hotel brand owner. Following the MeriStar merger, each of these opportunities will be made available to MeriStar Hotels & Resorts only if we determine that:

     - consistent with our status as a REIT, we must enter into a management agreement with an unaffiliated third party with respect to the property;

     - MeriStar Hotels & Resorts is qualified to be the manager of that property; and

     - the property is not to be operated by the owner of a hospitality brand under that brand.

Although 90% of our current properties are managed by hotel brand owners, the intercompany agreement will limit our freedom to engage hotel management companies to manage our hotels that are not managed by hotel brand owners.

     In addition, under the intercompany agreement, each party must cooperate with the other party to effect any securities issuance of the other party by assisting in the preparation of any registration statement or other document required in connection with the issuance.

     Acquisition of lessees. As a result of the passage of the REIT Modernization Act, we were able to form taxable REIT subsidiaries, referred to as TRSs, to acquire the lessee's interest in our existing hotel leases and to serve as lessees for any hotels acquired after January 1, 2001. A TRS is a fully taxable corporation which may be owned 100% by a REIT. A TRS generally is permitted to engage in businesses, own assets and earn income that, if engaged in, owned or earned by the REIT, might jeopardize REIT status or result in the imposition of penalty taxes on the REIT. A TRS is permitted to lease hotels from the related REIT as long as it does not directly or indirectly operate or manage hotels, except through an independent hotel management company that satisfies applicable requirements under the federal income tax laws. A TRS generally is not allowed to act as a licensor or a franchisor of any brand name under which any hotel is operated.

     The acquisition of one of our primary lessees, DJONT Operations, L.L.C., or DJONT, was completed effective January 1, 2001. In consideration for the acquisition of DJONT, FelCor LP issued 416,667 units of limited partnership interest valued at approximately $10 million. The acquisition of DJONT required negotiations between us and the owners of DJONT, including Mr. Corcoran and the children of Charles N. Mathewson, a director of FelCor. The interests of Mr. Corcoran and Mr. Mathewson were in direct conflict with our interests in these negotiations and, accordingly, they abstained from participation in our board's discussion and vote on this matter.

     In December 2000, we sold one hotel and, effective January 1, 2001, completed the acquisition of leases with respect to 12 hotels that had been leased to and operated by Six Continents Hotels. In consideration for the acquisition of such lease and termination of the related management agreements, 413,585 shares of FelCor common stock valued at approximately $10 million were issued to Six Continents Hotels. We acquired the remaining 88 leases held by Six Continents Hotels, effective July 1, 2001. We have contributed these leases to our TRSs. In consideration for these 88 leases, we issued 100 shares of our common stock and caused our subsidiaries to agree to new long-term management agreements with subsidiaries of Six Continents Hotels to manage these hotels. The acquisition of the leases held by Six Continents Hotels involved negotiations between us and Six Continents Hotels. Richard C. North, a director of FelCor, is the Group Finance Director of Six Continents plc. The interest of Six Continents plc in those negotiations was in direct conflict with our interests. Mr. North abstained from participating in any discussion or vote by our board relating to these transactions.

     Adverse tax consequences to some affiliates on a sale of some hotels. Messrs. Corcoran and Mathewson may incur additional tax liability if we sell our investments in six hotels that we acquired in July 1994 from partnerships controlled by these individuals. Consequently, our interests could differ from

Messrs. Corcoran's and Mathewson's interests in the event that we consider a sale of any of these hotels. Decisions regarding a sale of any of these six hotels must be made by a majority of the independent directors.

WE HAVE RESTRICTIVE DEBT COVENANTS THAT COULD ADVERSELY AFFECT OUR ABILITY TO RUN OUR BUSINESS.

     At June 30, 2001, we were a party to indentures governing an aggregate $1.4 billion in principal amount of our outstanding notes and agreements governing our $600 million line of credit. At June 30, 2001, MeriStar was a party to indentures governing an aggregate $856.3 million in principal amount of MeriStar's outstanding notes and agreements governing MeriStar's $500 million line of credit and $195 million in term loans. At June 30, 2001, on a pro forma basis, we would have had an aggregate of $1.9 billion in indebtedness under our senior notes and an aggregate of $330.4 million in debt under our line of credit. All of this indebtedness contains or will contain various restrictive covenants including, among others, provisions restricting the borrower from:

     - incurring indebtedness;

     - making distributions;

     - making investments;

     - engaging in transactions with affiliates;

     - incurring liens;

     - merging or consolidating with another person;

     - disposing of all or substantially all of the borrower's assets; or

     - permitting limitations on the ability of the borrower's subsidiaries to make payments to the borrower.

These restrictions may adversely affect our ability to finance our operations or engage in other business activities that may be in our best interest. For example, on a pro forma basis, under the most restrictive of these covenants that will be applicable to us, we would be able to incur no more than $611 million in additional indebtedness for the purpose of acquiring additional hotels and $280 million for purposes other than acquiring additional hotels following the merger, assuming the merger had occurred on June 30, 2001.

     In addition, some of these agreements require us to maintain certain specified financial ratios. Our ability to comply with these ratios going forward may be affected by events beyond our control. These covenants also may restrict our ability to engage in some transactions. In addition, any breach of these limitations could result in the acceleration of most of our debt, including the Notes. We may not be able to refinance or repay this debt in full under those circumstances.

WE WILL ENCOUNTER INDUSTRY RELATED RISKS THAT MAY ADVERSELY AFFECT OUR BUSINESS.

     The recent economic slowdown has adversely affected the RevPAR performance of MeriStar and us and, if it worsens or continues, these effects could be material. Both MeriStar and we experienced declines in revenue per available room, or RevPAR, during the second quarter of 2001, as compared to the same period of 2000, of 6.0% for MeriStar and of 7.4% for us. A sharper than anticipated decline in business travel was the primary cause of the decline, which was principally reflected in decreased occupancies. Both MeriStar and we expect that the hotel industry will experience a RevPAR decline for the full year 2001. The current economic slowdown and the resulting declines in RevPAR, which began in March 2001, are currently continuing. MeriStar and us both anticipate that third quarter RevPAR will be less than that of the prior year period and less than that of the second quarter of 2001. The decline in occupancy during the second and third quarters is expected to lead to declines in room rates as hotels compete more aggressively for guests. If the economic slowdown worsens or continues for a protracted time, it could have a material adverse effect on the operations and earnings of MeriStar, us and the combined company.

     Investing in hotel assets involves special risks. We have invested only in hotel-related assets, and our hotels are subject to all of the risks common to the hotel industry. These risks could adversely affect hotel occupancy and the rates that can be charged for hotel rooms, and generally include:

     - competition from other hotels;

     - construction of more hotel rooms in a particular area than needed to meet demand;

     - increases in energy costs and other travel expenses that reduce business and leisure travel;

     - adverse effects of declines in general and local economic activity;

     - fluctuations in our revenue caused by the seasonal nature of the hotel industry;

     - adverse effects of a downturn in the hotel industry; and

     - risks generally associated with the ownership of hotels and real estate, as discussed below.

     We will have increased concentration of hotels in the upscale, full-service segment, which may increase our susceptibility to an economic downturn. As a percentage of total rooms, we currently have 18% of our hotels in the upscale, full-service segment, MeriStar currently has 65% of its hotels in this segment, and, as a result of the MeriStar merger, on a pro forma basis, we will have 38% of our hotels in this segment. In an economic downturn, hotels in this segment, which generally demand higher room rates, may be more susceptible to a decrease in revenues, as compared to hotels in other segments that have lower room rates. This characteristic may result from hotels in this segment generally targeting business and high-end leisure travelers. In periods of economic difficulties, business and leisure travelers may seek to reduce travel costs by limiting trips or seeking to reduce costs on the trips that are taken, which could have a material adverse effect on our revenues and results of operations.

     We will have geographic concentration in three states which may create risks of regional economic and weather conditions. We derived approximately 48% of our revenues for the twelve months ended June 30, 2001 from hotels located in three states: California, Florida and Texas. As a result of the MeriStar merger, on a pro forma basis, the revenue from these three states for the twelve months ended June 30, 2001, would be reallocated to reduce the reliance on any one state but, collectively, would still account for approximately 48% of our revenues. Therefore, following the merger, adverse economic or weather conditions in these states will have a greater effect on us than similar conditions in other states.

     We could face increased competition. Each of our hotels competes with other hotels in its geographic area. A number of additional hotel rooms have been or may be built in a number of the geographic areas in which our hotels are located, which could adversely affect the results of operations of these hotels. An oversupply of hotel rooms could adversely affect both occupancy and rates in the markets in which our hotels are located. A significant increase in the supply of midprice, upscale and upper upscale hotel rooms and suites, if demand fails to increase proportionately, could have a severe adverse effect on our business, financial condition and results of operations.

     Acquisition growth opportunities have decreased. There has been substantial consolidation in, and capital allocated to, the U.S. lodging industry since the early 1990's. This generally has resulted in higher prices for hotels. In addition, current market prices of FelCor's common stock make its cost of equity capital relatively high. These conditions have resulted in fewer attractive acquisition opportunities. An important part of our historical growth strategy has been the acquisition and, in many instances, the renovation and repositioning of hotels at less than replacement cost. Continued industry consolidation and competition for acquisitions could adversely affect our growth prospects. We compete for hotel investment opportunities with other companies, some of which have greater financial or other resources than we have. Certain competitors may have a lower cost of capital and may be able to pay higher prices or assume greater risks than would be prudent for us to pay or assume.

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

     We are subject to possible adverse effects of franchise and licensing agreement requirements. Substantially all our hotels are operated under existing franchise or license agreements with nationally recognized hotel brands. Each license agreement requires that the licensed hotel be maintained and operated in accordance with specific standards and restrictions in order to maintain uniformity within the franchisor system. Compliance with these standards could require a franchisee to incur significant expenses or capital expenditures, which could adversely affect our results of operations and ability to make payments on indebtedness. Also, changes to these standards could conflict with a hotel's specific business plan or limit a franchisee's ability to make improvements or modifications to a hotel without the consent of the franchisor.

     If a franchise license terminates due to our failure to make required improvements, we may be liable to the franchisor for a termination payment. These termination payments vary by franchise agreement and hotel. The loss of a substantial number of franchise licenses and the related termination payments could have a material adverse effect on our business because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. The franchise agreements could also expire or terminate, with specified renewal rights, at various times. As a condition to renew, the franchise agreements could involve a renewal application process that would require substantial capital improvements, for which we would be responsible, to be made to the land or hotels.

     As a condition to the MeriStar merger, both MeriStar and we must obtain the consent of a number of MeriStar's franchisors, and obtaining those consents may require additional expenditures or impose additional conditions. If required consents are not obtained, the MeriStar merger may not be completed. If the failure to obtain one or more consents is waived and the MeriStar merger completed, the related franchises may be terminated, and we may be liable to the franchisor for termination payments. Assuming all of the MeriStar franchises were terminated on June 30, 2001, MeriStar and we estimate that the aggregate of these termination payments, if required, would be in the range of $120 million to $130 million. The loss of a substantial number of franchises and the related termination payments could have a material adverse effect on our results of operations.

     We will be subject to the continued risks of brand concentrations under a limited number of brands. Following the MeriStar merger, we will continue to be subject to the potential risks associated with concentration of our hotels under a limited number of brands. A negative public image or other adverse event which becomes associated with the brand could adversely affect hotels operated under that brand. The following percentages of our revenues are expected to be generated by hotels operated under each of the indicated brands, based on revenues for the twelve months ended June 30, 2001, on a pro forma basis:

     - Embassy Suites                 25.4%

     - Holiday Inns                   21.0%

     - Sheraton and Sheraton Suites   9.2%

     - Crowne Plaza                   8.8%

     - Hilton and Hilton Suites       8.4%

Should any of these brands suffer a significant decline in popularity with the traveling public, it could affect our revenues and profitability.

     We are subject to the risks of hotel operations. Prior to January 1, 2001, substantially all of MeriStar's and our hotels were leased to unaffiliated third parties under leases providing for the payment of rent based, in part, upon revenues from the hotels. Accordingly, our operating risks were essentially limited to changes in hotel revenues and to the lessees' ability to pay the rent due under the leases. On January 1, 2001, TRSs of MeriStar acquired the leaseholds of substantially all of MeriStar's hotels, and we purchased the leaseholds of 98 of our hotels. Effective July 1, 2001, we acquired 88 leaseholds held by Six

Continents Hotels. As a result of these acquisitions, we became subject to the risk of fluctuating hotel operating expenses at our hotels, including but not limited to:

     - wage and benefit costs;

     - repair and maintenance expenses;

     - the costs of gas and electricity, which have increased significantly in recent months;

     - the costs of liability insurance; and

     - other operating expenses.

These operating expenses are more difficult to predict and control than revenue, resulting in an increased risk of volatility in our results of operations.

     The lodging business is seasonal in nature. Generally, hotel revenues are greater in the second and third calendar quarters than in the first and fourth calendar quarters although this may not be true for hotels in major tourist destinations. Revenues for hotels in tourist areas generally are substantially greater during tourist season than other times of the year. Seasonal variations in revenue at our hotels can be expected to cause quarterly fluctuations in our revenues. Quarterly earnings also may be adversely affected by events beyond our control, such as extreme weather conditions, economic factors and other considerations affecting travel.

     We lack control over the management and operations of our hotels. We are dependent on the ability of unaffiliated third party managers to operate and manage our hotels. In order to maintain REIT status, we cannot operate our hotels or any subsequently acquired hotels. As a result, we are unable to directly implement strategic business decisions for the operation and marketing of our hotels, such as decisions with respect to the setting of room rates, food and beverage operations and similar matters.

OUR ABILITY TO GROW MAY BE LIMITED BY OUR ABILITY TO ATTRACT DEBT FINANCING.

     Recently, we focused on our internal growth strategy, which includes the renovation, redevelopment and rebranding of our hotels to achieve improved revenue performance. We may not be able to fund growth solely from cash provided from operating activities because we must distribute at least 90% of our taxable income each year to maintain our status as a REIT. Consequently, we rely upon the availability of debt or equity capital to fund hotel acquisitions and improvements, and we may be dependent upon our ability to attract debt financing from public or institutional lenders. We cannot assure you that we will be successful in attracting sufficient debt financing to fund future growth at an acceptable cost, or at all. In addition, we currently have a policy of limiting debt to not more than 55% of our investment in hotel assets, at cost. This policy is a board policy only and not a requirement contained in our organizational documents. Accordingly, the policy may be modified or waived by the board, which it has done previously, increasing the limitation from 40% in June 1998 to 50% in February 2000 and to its current 55% in May 2001. Unless further waived or modified by our board of directors, this limitation could also limit our ability to incur additional debt to fund our continued growth. At June 30, 2001, on a pro forma basis, our consolidated debt represented 50.5% of our investment in hotels at cost.

WE ARE SUBJECT TO POTENTIAL TAX RISKS.

     The federal income tax laws governing REITs are complex. FelCor has operated and intends to continue to operate in a manner that is intended to qualify it as a REIT under the federal income tax laws. The REIT qualification requirements are extremely complicated, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, FelCor cannot be certain that it has been or will continue to be successful in operating so as to qualify as a REIT. At any time, new laws, interpretations or court decisions may change the federal tax laws relating to, or the federal income tax consequences of, qualification as a REIT.

     Failure to make required distributions would subject FelCor to tax. Each year, a REIT must pay out to its shareholders at least 90%, or 95% for taxable years prior to 2001, of its taxable income, other than any net capital gain. To the extent that FelCor satisfies the applicable distribution requirement, but distributes less than 100% of its taxable income, it will be subject to federal corporate income tax on its undistributed taxable income. In addition, FelCor will be subject to a 4% nondeductible tax if the actual amount it pays out to its shareholders in a calendar year is less than a minimum amount specified under federal tax laws. FelCor's only source of funds to make such distributions comes from distributions to FelCor from FelCor LP. Accordingly, FelCor may be required to borrow money or sell assets to make distributions sufficient to enable it to pay out enough of its taxable income to satisfy the applicable distribution requirement and to avoid corporate income tax and the 4% tax in a particular year.

     Failure to qualify as a REIT would subject FelCor to federal income tax. If FelCor fails to qualify as a REIT in any taxable year, FelCor would be subject to federal income tax on its taxable income. We might need to borrow money or sell hotels in order to pay any such tax. If we cease to be a REIT, we no longer would be required to distribute most of our taxable income to our shareholders. Unless our failure to qualify as a REIT were excused under federal income tax laws, we could not re-elect REIT status until the fifth calendar year following the year in which we failed to qualify. In addition, FelCor's or MeriStar's failure to qualify as a REIT in any taxable year prior to or ending on completion of the merger could jeopardize FelCor's REIT status after the merger and/or cause FelCor to be subject to federal income tax.

     Failure to have distributed earnings and profits of Bristol Hotel Company or CapStar Hotel Company in 1998 would cause FelCor or MeriStar to fail to qualify as a REIT. At the end of any taxable year, a REIT may not have any accumulated earnings and profits, described generally for federal income tax purposes as cumulative undistributed net income, from a non-REIT corporation. In connection with the merger of Bristol Hotel Company, or Bristol, with and into FelCor in 1998, Arthur Andersen LLP prepared and provided to FelCor its computation of Bristol's accumulated earnings and profits through the date of the merger, and FelCor made a corresponding special one-time distribution to its stockholders. In connection with the merger of CapStar Hotel Company, or CapStar, with and into American General Hospitality Corporation, the predecessor to MeriStar, in 1998, KPMG LLP prepared and provided to MeriStar its computation of CapStar's accumulated earnings and profits through the date of the merger, and the distribution of the stock of MeriStar Hotels & Resorts, Inc. by CapStar prior to the CapStar merger was determined to be sufficient to reduce the earnings and profits of CapStar to zero at the time of the CapStar merger. However, the determination of accumulated earnings and profits for federal income tax purposes is extremely complex and the computations of Arthur Andersen LLP and KPMG LLP are not binding on the Internal Revenue Service. Should the Internal Revenue Service successfully assert either that Bristol's accumulated earnings and profits were greater than the amount so distributed by FelCor or that CapStar's accumulated earnings and profits were greater than the amount so distributed by CapStar, FelCor may fail to qualify as a REIT. Alternatively, the Internal Revenue Service may permit FelCor to avoid losing its REIT status by paying a deficiency dividend, on MeriStar's or its own behalf, to eliminate any remaining accumulated earnings and profits of Bristol or CapStar. There can be no assurance, however, that the Internal Revenue Service would not assert loss of REIT status as the penalty for failing to distribute the accumulated earnings and profits of Bristol or CapStar in 1998.

     A sale of assets acquired from Bristol or CapStar within ten years after the respective merger will result in corporate income tax. If we sell any asset that we acquired from Bristol within ten years after our merger with Bristol, or we sell any asset that MeriStar acquired from CapStar within ten years after its merger with CapStar, and we recognize a taxable gain on the sale, we will be taxed at the highest corporate rate on an amount equal to the lesser of:

     - the amount of gain that we recognize at the time of the sale; or

     - the amount of gain that MeriStar or we, as appropriate, would have recognized if MeriStar or we had sold the asset at the time that MeriStar or we acquired the asset from Bristol or CapStar, as appropriate, for its then fair market value.

The sales of the Bristol and CapStar hotels that have occurred to date have not resulted in any material amount of tax liability. If we are successful in selling the remaining 15 hotels designated as assets held for sale, we could incur corporate income tax with respect to the related built-in gain, the amount of which cannot yet be determined.

DEPARTURE OF KEY PERSONNEL, INCLUDING MR. CORCORAN, COULD ADVERSELY AFFECT OUR FUTURE OPERATING RESULTS.

WE WILL ENCOUNTER RISKS THAT MAY ADVERSELY AFFECT REAL ESTATE OWNERSHIP.

     General Risks. Our investments in hotels are subject to the numerous risks generally associated with owning real estate, including among others:

     - adverse changes in general or local economic or real estate market conditions;

     - changes in zoning laws;

     - changes in traffic patterns and neighborhood characteristics;

     - increases in assessed valuation and tax rates;

     - increases in the cost of property insurance;

     - governmental regulations and fiscal policies;

     - the potential for uninsured or underinsured property losses;

     - the impact of environmental laws and regulations; and

     - other circumstances beyond our control.

Moreover, real estate investments are relatively illiquid, and we may not be able to vary our portfolio in response to changes in economic and other conditions.

     Compliance with environmental laws may adversely affect our financial condition. Owners of real estate are subject to numerous federal, state, local and foreign environmental laws and regulations. Under these laws and regulations, a current or former owner of real estate may be liable for the costs of remediating hazardous substances found on its property, whether or not it was responsible for their presence. In addition, if an owner of real property arranges for the disposal of hazardous substances at another site, it may also be liable for the costs of remediating the disposal site, even if it did not own or operate the disposal site. Such liability may be imposed without regard to fault or the legality of a party's conduct and may, in certain circumstances, be joint and several. A property owner may also be liable to third parties for personal injuries or property damage sustained as a result of its release of hazardous or toxic substances, including asbestos-containing materials, into the environment. Environmental laws and regulations may require us to incur substantial expenses and limit the use of our properties. We could have substantial liability for a failure to comply with applicable environmental laws and regulations, which may be enforced by the government or, in certain instances, by private parties. The existence of hazardous substances on a property can also adversely affect the value of, and the owner's ability to use, sell or borrow against, the property.

     We cannot provide assurances that future or amended laws or regulations, or more stringent interpretations or enforcement of existing environmental requirements, will not impose any material environmental liability, or that the environmental condition or liability relating to the hotels will not be affected by new information or changed circumstances, by the condition of properties in the vicinity of such hotels, such as the presence of leaking underground storage tanks, or by the actions of unrelated third parties.

     Compliance with the Americans with Disabilities Act may adversely affect our financial condition. Under the Americans with Disabilities Act of 1990, all public accommodations, including hotels, are required to meet certain federal requirements for access and use by disabled persons. We believe that our hotels substantially comply with the requirements of the Americans with Disabilities Act. However, a determination that the hotels are not in compliance with that Act could result in liability for both governmental fines and damages to private parties. If we were required to make unanticipated major modifications to the hotels to comply with the requirements of the Americans with Disabilities Act, it could adversely affect our ability to pay our obligations.

UNDER CERTAIN CIRCUMSTANCES, COURTS MAY VOID THE GUARANTEES UNDER FRAUDULENT TRANSFER LAWS.

     Federal and state fraudulent conveyance laws allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors in the event of the bankruptcy or other financial difficulty of the subsidiary guarantor. Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee of the Notes could be voided, or claims in respect of a guarantee could be subordinated to all other debt of the guarantor, if, among other things, at the time the guarantor incurred the debt evidenced by its guarantee, the guarantor:

     - received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

     - was insolvent or was rendered insolvent by reason of such incurrence; or

     - was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

     - intended to incur, or believed (or reasonably should have believed) that it would incur, debts beyond its ability to pay such debts as they mature.

     In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

     The measure of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor of the Notes would be considered insolvent if:

     - the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

     - the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and matured; or

     - it could not pay its debts as they become due.

     A court is likely to find that a guarantor of the Notes did not receive fair consideration or reasonably equivalent value for its guarantee to the extent that its liability under the guarantee is greater than the direct benefit it received from the issuance of Notes. By its terms, each guarantee of the Notes will limit the liability of the guarantor to the maximum amount that it can pay without the guarantee being deemed a fraudulent transfer. A court may not give effect to this limitation on liability. In that event, a court may find that the issuance of the guarantee rendered the subsidiary guarantor insolvent. If a court avoids the guarantee or holds it unenforceable, you will cease to have a claim against the guarantor and will be solely a creditor of FelCor LP. If the limitation on liability is effective, the amount that the guarantor is found to have guaranteed might be so low that there will not be sufficient funds to pay the Notes in full.

YOU CANNOT BE SURE THAT AN ACTIVE PUBLIC TRADING MARKET WILL EXIST FOR THE NEW NOTES.

     There is currently a limited trading market for the Notes. We do not intend to list the New Notes on any securities exchange. Although we expect the New Notes to be eligible for trading in The PORTAL Market, we cannot assure you that an active trading market for the New Notes will develop. The placement agent has advised us that it intends to make a market in the New Notes. However, it is not obligated to do so and may discontinue market-making at any time without notice.

     The liquidity of any market for the New Notes will depend upon various factors, including:

     - the number of holders of the New Notes;

     - the interest of securities dealers in making a market for the New Notes;

     - the overall market for high yield securities;

     - our financial performance and prospects; and

     - the prospects for companies in our industry generally.

     Accordingly, we cannot assure you that an active trading market will develop for the New Notes. If the New Notes are traded after their initial issuance, they may trade at a discount from the initial offering price of the Old Notes, depending upon prevailing interest rates and other factors including those listed above.

     Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. Any market for the New Notes may be subject to similar disruptions. Any such disruptions may adversely affect you as a holder of the New Notes.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT

     We sold the Old Notes on January 22, 2001 to Deutsche Banc Alex. Brown as the initial purchaser, pursuant to a purchase agreement. The initial purchaser subsequently resold the Old Notes under Rule 144A under the Securities Act. As part of the offering of the Old Notes, we entered into a registration rights agreement. The registration rights agreement requires, unless the exchange offer is not permitted by applicable law or SEC policy, that we

     - use our best efforts to cause the registration statement to become effective within 180 days following January 22, 2001; and

     - upon effectiveness of the registration statement, commence the exchange offer and keep the exchange offer open for at least 20 business days and not more than 30 business days.

     Except as provided below, upon the completion of the exchange offer, our obligations with respect to the registration of the Old Notes and the New Notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement, of which this prospectus is a part, and this summary of the material provisions of the registration rights agreement does not purport to be complete. Because the exchange offer was not consummated by July 21, 2001, the interest rate on the Old Notes has increased to 10.0% per annum until such exchange offer has been completed in accordance with the terms of the registration rights agreement. Following the completion of the exchange offer, except as set forth in the paragraph immediately below, holders of Old Notes not tendered will not have any further registration rights and those Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Notes could be adversely affected upon consummation of the exchange offer.

     In order to participate in the exchange offer, a holder must represent to us, among other things, that (i) the New Notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the holder, (ii) the holder is not engaging in and does not intend to engage in a distribution of the New Notes, (iii) the holder does not have an arrangement or understanding with any person to participate in the distribution of the New Notes and (iv) the holder is not an "affiliate," as defined under Rule 405 promulgated under the Securities Act, of FelCor LP, FelCor or the subsidiary guarantors. Under certain circumstances specified in the registration rights agreement, we may be required to file a "shelf" registration statement for a continuous offering pursuant to Rule 415 under the Securities Act in respect of resales of the Old Notes. See "Description of the New Notes and Guarantees -- Registration Rights." For purposes of the foregoing, "Transfer Restricted Securities" means each Old Note until (i) the date on which such Old Note has been exchanged by a person other than a broker-dealer for a New Note in the exchange offer, (ii) following the exchange by a broker-dealer in the exchange offer of an Old Note for a New Note, the date on which such New Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of this prospectus,
(iii) the date on which such Old Note has been effectively registered under the Securities Act and disposed of in accordance with such "shelf" registration statement or (iv) the date on which such Old Note is distributed to the public pursuant to Rule 144 under the Securities Act or may be distributed to the public pursuant to Rule 144(k) under the Securities Act. See "-- Procedures for Tendering Old Notes."

     Based on an interpretation by the SEC's staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, New Notes issued pursuant to the exchange offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is an "affiliate" of FelCor, FelCor LP or the subsidiary guarantors within the meaning of Rule 405 promulgated under the Securities Act, or a broker-dealer who purchased Old Notes directly from FelCor LP to resell pursuant to Rule 144A or any other available exemption promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the New Notes are acquired in the ordinary course of business of the holder and the holder does not have an arrangement or understanding with any person to participate in the distribution of such New Notes. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the New Notes cannot rely on this interpretation by the SEC's staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." Broker-dealers who acquired Old Notes directly from us and not as a result of market-making activities or other trading activities may not rely on the SEC staff's interpretations discussed above or participate in the exchange offer and must comply with the registration and prospectus delivery requirements of the Securities Act in order to sell the Old Notes.

CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

     Following the completion of the exchange offer, holders of Old Notes who did not tender their Old Notes, or who did not properly tender their Old Notes, will not have any further registration rights and such Old Notes will continue to be subject to restrictions on transfer. Accordingly, the liquidity of the market for a holder's Old Notes could be adversely affected upon expiration of the exchange offer if such holder elects to not participate in the exchange offer.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any and all Old Notes that are validly tendered on or prior to 5:00 p.m. New York City time, on the expiration date. We will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of the outstanding Old Notes accepted in the exchange offer. Holders who have tendered their Old Notes may withdraw their tender of Old Notes at any time prior to 5:00 p.m., New York City time, on the expiration date. The exchange offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the exchange offer is subject to the terms and provisions of the registration rights agreement. See "-- Conditions of the Exchange Offer."

     Old Notes may be tendered only in multiples of $1,000. Subject to the foregoing, holders of Old Notes may tender less than the aggregate principal amount represented by the Old Notes they hold, provided that they appropriately indicate this fact on the letter of transmittal accompanying the tendered Old Notes.

     The form and terms of the New Notes are substantially the same as the form and terms of the Old Notes, except that the New Notes have been registered under the Securities Act and will not bear legends restricting their transfer. The New Notes will evidence the same debt as the Old Notes and will be issued pursuant to, and entitled to the benefits of, the indenture pursuant to which the Old Notes were issued.

     As of the date of this prospectus, $100 million in aggregate principal amount of the Old Notes is outstanding. As of September 7, 2001, Cede & Co., was the only registered holder of the Old Notes. Cede & Co. held the Old Notes for 27 of its participants. We have fixed the close of business on September 7, 2001, as the record date for purposes of determining the persons to whom we will mail this prospectus and the letter of transmittal initially. Only a holder of the Old Notes, or such holder's legal representative or attorney-in-fact, may participate in the exchange offer. We will not fix a record date for determining holders of the Old Notes entitled to participate in the exchange offer. We believe that, as of the date of this prospectus, no such holder is our affiliate, as defined in Rule 405 under the Securities Act.

     We will be deemed to have accepted validly tendered Old Notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders of Old Notes and for the purpose of receiving the New Notes from us.

     If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus or otherwise, the certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder as promptly as practicable after the expiration date.

     Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The expiration date shall be October 11, 2001, at 5:00 p.m., New York City time, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended, but shall not be later than October 22, 2001.

     In order to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion,

     - to delay accepting any Old Notes;

     - to extend the exchange offer;

     - if any of the conditions set forth below under "-- Conditions of the Exchange Offer" shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of such delay, extension, or termination to the exchange agent; and

     - to amend the terms of the exchange offer in any manner.

     If we amend the exchange offer in a manner we determine to constitute a material change, we will promptly disclose such amendments by means of a prospectus supplement that we will distribute to the registered holders of the Old Notes. Modification of the exchange offer, including, but not limited to,

     - extension of the period during which the exchange offer is open; and

     - satisfaction of the conditions set forth below under "-- Conditions of the Exchange Offer"

may require that at least five business days remain in the exchange offer.

CONDITIONS OF THE EXCHANGE OFFER

     Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the exchange offer if at any time before the acceptance of such Old Notes for exchange or the exchange of the New Notes for the Old Notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

     The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us, in whole or in part, at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time from time to time.

     In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement, of which this prospectus constitutes a part, or the qualification of the indenture under the Trust Indenture Act of 1939. In any such event we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

ACCRUED INTEREST

     The New Notes will bear interest at a rate equal to 9 1/2% per annum, which interest shall accrue from September 15, 2001 or from the most recent interest payment date with respect to the Old Notes to which interest was paid or duly provided for. See "Description of the New Notes and Guarantees -- Principal, Maturity and Interest."

PROCEDURES FOR TENDERING OLD NOTES

     Only a holder of Old Notes may tender the Old Notes in the exchange offer. To tender in the exchange offer a holder must (a) except as set forth under "-- Book Entry Transfer," complete, sign, and date the letter of transmittal, or a copy thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date, or (b) tender through DTC pursuant DTC's Automated Tender Offer Program, or ATOP. In addition, unless the holder is tendering through ATOP, (i) certificates for the Old Notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date, (ii) a timely confirmation of a book-entry transfer, called a book-entry confirmation, of such Old Notes, if that procedure is available, into the Exchange Agent's account at DTC, which is a book-entry transfer facility, pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date or (iii) the holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under "-- The Exchange Agent; Assistance" prior to the expiration date.

     The exchange agent and DTC have confirmed that the exchange offer is eligible for ATOP. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their Old Notes to the exchange agent in accordance with ATOP procedures for such a transfer. DTC will then send an agent's message (as described below) to the exchange agent. Beneficial holders desiring to tender their Old Notes on the expiration date should note that such beneficial holders must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC, and prior to the time that the exchange offer expires, on such date. The term "agent's message" means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the letter of transmittal, and that the Company may enforce such letter of transmittal, as the case may be, against such participant.

     The tender by a holder that is not withdrawn before the expiration date will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

     THE METHOD OF DELIVERY OF OLD NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO US. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUSTS COMPANIES OR NOMINEES TO EFFECT THESE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner whose Old Notes are registered in the name of a broker-dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on the registered owner's behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the registered owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in the beneficial owner's name or obtain a properly completed bond power from the registered owner. The transfer of registered ownership may take considerable time.

     Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution (as described) unless Old Notes tendered pursuant to the letter are tendered (i) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal or
(ii) for the account of an eligible institution. If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an "eligible guarantor institution" with the meaning on Rule 17Ad-15 under the Exchange Act, each of which is an "eligible institution."

     If the letter of transmittal is signed by a person other than the registered holder of any Old Notes listed therein, the Old Notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder's name appears on the Old Notes.

     If the letter of transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance, and withdrawal of tendered Old Notes will be determined by us in our sole discretion, which determination shall be final and binding. FelCor reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes FelCor's acceptance of which would, in the opinion of counsel for us, be unlawful. FelCor also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. FelCor's interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Old Notes, neither FelCor, the exchange agent, nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following October 11, 2001, unless the exchange offer is extended.

     In addition, we reserve the right in our sole discretion to purchase or make offers to purchase any Old Notes that remain outstanding after the expiration date or, as set forth under "-- Conditions to the Exchange Offer," to terminate the exchange offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

     By tendering, each holder will represent to us that, among other things,
(i) the New Notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the registered holder, (ii) the holder is not engaging in and does not intend to engage in a distribution of such New Notes, (iii) the holder does not have an arrangement or understanding with any person to participate in the distribution of such New

Notes and (iv) the holder is not an "affiliate," as defined under Rule 405 of the Securities Act, of FelCor, FelCor LP or any of the subsidiary guarantors.

     In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of certificates for such Old Notes or a timely book-entry confirmation of such Old Notes into the exchange agent's account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal (or, with respect to the DTC and its participants, electronic instructions in which the tendering holder acknowledges its receipt of an agreement to be bound by the letter of transmittal), and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described below, such nonexchanged Old Notes will be credited to an account maintained with such book-entry transfer facility) as promptly as practicable after the expiration or termination of the exchange offer.

     Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

BOOK-ENTRY TRANSFER

     The exchange agent will make a request to establish an account with respect to the Old Notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the book-entry transfer facility's systems may make book-entry delivery of Old Notes being tendered by causing the book-entry transfer facility to transfer such Old Notes into the Exchange Agent's account at the book-entry transfer facility in accordance with such book-entry transfer facility's procedures for transfer. Although delivery of Old Notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or copy thereof, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under "-- Exchange Agent; Assistance" on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

     Holders who are tendering by book-entry transfer to the exchange agent's account at DTC may execute their tender through ATOP by transmitting their acceptance to DTC in accordance with DTC's ATOP procedures; DTC will then verify the acceptance, execute a book-entry delivery to the exchange agent's account at DTC and send an agent's message to the exchange agent. Delivery of the agent's message by DTC to the exchange agent will satisfy the terms of the exchange offer in lieu of execution and delivery of a letter of transmittal by the participant identified in the agent's message. Accordingly, the letter of transmittal need not be completed by a holder tendering through ATOP.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Old Notes and whose Old Notes are not immediately available, or who cannot deliver their Old Notes or any other documents required by the letter of transmittal to the Exchange Agent prior to the expiration date, may tender their Old Notes according to the guaranteed delivery procedures set forth in the letter of transmittal. Pursuant to such procedures:

          (1) the holder tenders through an eligible institution and signs a notice of guaranteed delivery;

          (2) on or prior to the expiration date, the exchange agent receives from the holder and the eligible institution a written or facsimile copy of a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, setting forth the name and address of the holder, the certificate number or numbers of the tendered Old Notes, and the principal amount of tendered Old Notes, stating that the tender is being made thereby and guaranteeing that, within five business days after the date of delivery of the notice of guaranteed delivery, the tendered Old Notes, a duly executed letter of transmittal and any other required documents will be deposited by the eligible institution with the exchange agent; and

          (3) such properly completed and executed documents required by the letter of transmittal and the tendered Old Notes in proper form for transfer are received by the exchange agent within five business days after the expiration date.

     Any holder who wishes to tender Old Notes pursuant to the guaranteed delivery procedures described above must ensure that the exchange agent receives the notice of guaranteed delivery and letter of transmittal relating to such Old Notes prior to 5:00 p.m., New York City time, on the expiration date.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

     Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept any and all Old Notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The New Notes issued pursuant to the exchange offer will be delivered promptly after acceptance of the Old Notes. For purposes of the exchange offer, we shall be deemed to have accepted validly tendered Old Notes, when, as, and if we have given oral or written notice thereof to the exchange agent.

     In all cases, issuances of New Notes for Old Notes that are accepted for exchange pursuant to the exchange offer will be made only after the exchange agent timely receives such Old Notes, a properly completed and duly executed letter of transmittal and all other required documents; provided, however, we reserve the absolute right to waive any defects or irregularities in the tender or conditions of the exchange offer. If we do not accept any tendered Old Notes for any reason, we will return such unaccepted Old Notes without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the exchange offer.

WITHDRAWAL RIGHTS

     Holders may withdraw tenders of Old Notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For the withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at its address set forth on the back cover page of this prospectus. The notice of withdrawal must:

     - specify the name of the person, the depositor, who tendered the Old Notes to be withdrawn or, in the case of Old Notes tendered by book-entry transfer, the name of the participant for whose account such Old Notes were tendered and such participant's account number at DTC to be credited with the withdrawn Old Notes;

     - identify the Old Notes to be withdrawn, including the certificate number or numbers and principal amount of withdrawn Old Notes;

     - be signed by the holder in the same manner as the original signature on the letter of transmittal by which such Old Notes were tendered, including any required signature guarantees, or be accompanied by a bond power in the name of the person withdrawing the tender, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an eligible institution together with the other documents required upon transfer by the indenture or, in the case of Old Notes tendered by a DTC participant through ATOP, be signed by such participant in the same manner as the participant's name is listed on the applicable agent's message; and

     - specify the name in which such Old Notes are to be registered, if different from the person who deposited the Old Notes, pursuant to such documents of transfer.

     We shall determine all questions as to the validity, form and eligibility, including time of receipt, of such withdrawal notices in our sole discretion. The Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any Old Notes which have been tendered for exchange but which are withdrawn will be returned to their holder, without cost to such holder, as soon as practicable after withdrawal. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering Old Notes" at any time on or prior to the expiration date.

THE EXCHANGE AGENT; ASSISTANCE

     SunTrust Bank is the exchange agent. All tendered Old Notes, executed letters of transmittal and other related documents should be directed to the exchange agent. Questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal and other related documents should be addressed to the exchange agent as follows:

       BY REGISTERED OR CERTIFIED MAIL:                BY HAND OR OVERNIGHT COURIER:
                SunTrust Bank                                  SunTrust Bank
         Attention: George T. Hogan,                    Attention: George T. Hogan,
          Corporate Trust Department                     Corporate Trust Department
          25 Park Place, 24th Floor                      25 Park Place, 24th Floor
         Atlanta, Georgia 30303-2900                    Atlanta, Georgia 30303-2900
                      or                                             or
                SunTrust Bank                                  SunTrust Bank
              c/o Computershare                              c/o Computershare
    Attention: Corporate Trust Department           Attention: Mary Ann Luisi, Corporate
              Wall Street Plaza                               Trust Department
          88 Pine Street, 19th Floor                         Wall Street Plaza
           New York, New York 10005                      88 Pine Street, 19th Floor
                                                          New York, New York 10005

                                 BY FACSIMILE:

                              (404) 588-7335 (GA)

                                       or

                              (212) 701-7648 (NY)

         Confirm by Telephone: (404) 588-7591 (GA); (212) 701-7673 (NY)

FEES AND EXPENSES

     We will bear all expenses incident to the consummation of the exchange offer and compliance with the registration rights agreement, including, without limitation: (1) all registration and filing fees, including fees and expenses of compliance with state securities or Blue Sky laws; (2) printing expenses, including expenses of printing certificates for the New Notes in a form eligible for deposit with DTC and of printing prospectuses; (3) messenger, telephone and delivery expenses; (4) fees and disbursements of our counsel; (5) fees and disbursements of independent certified public accountants; (6) rating agency fees; (7) our internal expenses, including all salaries and expenses of our officers and employees performing legal or accounting duties; and (8) fees and expenses, if any, incurred in connection with the listing of the New Notes on a securities exchange.

     We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     We will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

     We will record the New Notes at the same carrying value as the Old Notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize expenses of the exchange offer over the term of the New Notes.

                                 CAPITALIZATION

     The following table sets forth the capitalization of FelCor LP at June 30, 2001 on an actual basis and on a pro forma basis to give effect to:

     - the completion of the MeriStar merger and the related financings and the application of the proceeds; and

     - the completion of the acquisition of the Six Continents Hotels leases covering 88 hotels.

                                                                       JUNE 30, 2001
                                                           -------------------------------------
                                                             ACTUAL     ADJUSTMENTS   PRO FORMA
                                                           ----------   -----------   ----------
                                                                      (IN THOUSANDS)
Short-term debt:
  Current portion of mortgage and capital lease debt.....  $   12,147   $   14,044    $   26,191
                                                           ----------   ----------    ----------
          Total short-term debt..........................  $   12,147   $   14,044    $   26,191
                                                           ==========   ==========    ==========
Long-term debt:
  Line of credit.........................................  $   39,900   $  290,473    $  330,373
  Senior notes:
     7 3/8% due 2004.....................................     124,370                    124,370
     7 5/8% due 2007.....................................     174,569                    174,569
     9 1/2% due 2008.....................................     496,772                    496,772
     8 1/2% due 2011.....................................     595,073                    595,073
     MeriStar 9% due 2008(1).............................                  299,123       299,123
     MeriStar 9 1/8% due 2011(1).........................                  199,244       199,244
  Mortgage and capital lease debt........................     690,612      711,716     1,402,328
  Other debt.............................................         650                        650
                                                           ----------   ----------    ----------
          Total long-term debt...........................   2,121,946    1,500,556     3,622,502
  Redeemable units at redemption value...................     210,929       91,054       301,983
  Preferred units........................................     293,265      100,000       393,265
  Common units...........................................   1,534,491      773,502     2,307,993
                                                           ----------   ----------    ----------
     Total capitalization................................  $4,160,631   $2,465,112    $6,625,743
                                                           ==========   ==========    ==========

------------

(1) Assumes that the holders of the MeriStar senior notes do not accept the change of control offer that we will be required to make following the MeriStar merger. In the event that any of the holders of the MeriStar senior notes accept the change of control offer, we believe that we will have adequate sources of financing to pay the change of control purchase price.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

FELCOR LODGING LIMITED PARTNERSHIP

  PRO FORMA COMBINED STATEMENTS OF OPERATIONS

     The following unaudited Pro Forma Combined Statements of Operations for the six months ended June 30, 2001 and the year ended December 31, 2000 are based in part upon the Consolidated Statements of Operations of FelCor LP, DJONT Operations, L.L.C., or DJONT, Bristol Hotels & Resorts Tenant Companies, or Bristol Tenant, and MeriStar LP for the six months ended June 30, 2001 and the year ended December 31, 2000 included or incorporated by reference herein, except for the consolidated statement of operations of Bristol Tenant for the six months ended June 30, 2001 which was provided by Bristol Tenant.

     The Pro Forma Combined Statements of Operations for the six months ended June 30, 2001 and the year ended December 31, 2000 assumes that all the following occurred on January 1, 2000:

     - our acquisition of DJONT, effective January 1, 2001, for 416,667 units of limited partnership interest in FelCor LP valued at approximately $10 million;

     - our acquisition of 12 leases held by Six Continents Hotels, formerly Bass Hotels & Resorts, effective January 1, 2001, for 413,585 of our units of limited partnership interest valued at approximately $10 million;

     - our acquisition of the remaining 88 leases held by Six Continents Hotels, effective July 1, 2001;

     - the assignment of the leases from MeriStar Hotels & Resorts, Inc. to MeriStar LP's TRSs; and

     - the completion of the merger, the partnership merger and the related financings and application of the net proceeds.

     In the opinion of our management, all material adjustments necessary to reflect the effects of the preceding transactions have been made. The unaudited Pro Forma Combined Statements of Operations are presented for illustrative purposes only and are not necessarily indicative of what the actual results of operations would have been had the transactions described above occurred on the indicated dates, nor do they purport to represent our results of operations for future periods.

                       FELCOR LODGING LIMITED PARTNERSHIP

                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
                                  (UNAUDITED)
                  (IN THOUSANDS, EXCEPT FOR PER UNIT AMOUNTS)

                                                          FELCOR LP   MERISTAR LP     MERGER
                                                          POST RMA    HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                             (A)          (B)           (C)          TOTAL
                                                          ---------   -----------   -----------    ----------
Revenues:
  Room and suite revenue................................  $635,857     $402,760                    $1,038,617
  Food and beverage revenue.............................   123,930      145,383                       269,313
  Other operating departments...........................    40,635       46,005                        86,640
  Percentage lease revenue..............................                 10,736                        10,736
  Retail space rental and other revenue.................     1,882        4,967                         6,849
                                                          --------     --------                    ----------
Total revenues..........................................   802,304      609,851                     1,412,155
                                                          --------     --------                    ----------
Expenses:
  Hotel operating expenses:
    Room................................................   147,215       92,287                       239,502
    Food and beverage expenses..........................    95,409      103,890                       199,299
    Other operating departments.........................    17,428       25,241                        42,669
  Management and incentive fees.........................    35,697       14,779                        50,476
  Other property operating costs........................   220,601      153,718                       374,319
  Property taxes, insurance, and other..................    77,417       36,902      $    139(F)      114,458
  Corporate expenses....................................     6,372        4,535                        10,907
  Depreciation..........................................    79,513       57,787       (13,950)(D)     123,350
  Other merger and lease termination costs..............                  5,104                         5,104
                                                          --------     --------      --------      ----------
Total operating expenses................................   679,652      494,243       (13,811)      1,160,084
                                                          --------     --------      --------      ----------
Operating income........................................   122,652      115,608        13,811         252,071
                                                          --------     --------      --------      ----------
Interest expense, net...................................    79,977       60,261         8,531(E)      148,769
Swap termination costs..................................     4,824        9,297                        14,121
Writedown of investments................................                  2,112                         2,112
Other...................................................                  1,242           160(F)        1,402
                                                          --------     --------      --------      ----------
Income before equity in income from unconsolidated
  entities, minority interests, and gain (loss) on sale
  of assets.............................................    37,851       42,696         5,120          85,667
Equity in income from unconsolidated entities...........     6,328                                      6,328
Minority interests in other partnerships................    (2,282)          (6)                       (2,288)
Gain (loss) on sale of assets, net......................     2,955       (1,062)            3(F)        1,896
                                                          --------     --------      --------      ----------
Net income before extraordinary items...................    44,852       41,628         5,123          91,603
Preferred distributions.................................   (12,300)        (282)       (5,250)(G)     (17,832)
                                                          --------     --------      --------      ----------
Net income before extraordinary items applicable to
  common unitholders....................................  $ 32,552     $ 41,346      $   (127)     $   73,771
                                                          ========     ========      ========      ==========
Basic per unit data:
  Net income before extraordinary items applicable to
    common unitholders..................................  $   0.53                                 $     0.74
                                                          ========                                 ==========
  Weighted average units outstanding....................    61,628                     38,392(H)      100,020
                                                          ========                   ========      ==========
Diluted per unit data:
  Net income before extraordinary items applicable to
    common unitholders..................................  $   0.53                                 $     0.73
                                                          ========                                 ==========
  Weighted average units outstanding....................    62,069                     39,283(H)      101,352
                                                          ========                   ========      ==========

           See notes to pro forma combined statements of operations.

                       FELCOR LODGING LIMITED PARTNERSHIP

                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                  (UNAUDITED)
                  (IN THOUSANDS, EXCEPT FOR PER UNIT AMOUNTS)

                                                              FELCOR LP    MERISTAR LP     MERGER
                                                               POST RMA     POST RMA     ADJUSTMENTS      PRO FORMA
                                                                 (I)           (J)           (C)            TOTAL
                                                              ----------   -----------   -----------      ----------
Revenues:
  Room and suite revenue....................................  $1,309,292   $  782,288                     $2,091,580
  Food and beverage revenue.................................     261,569      290,792                        552,361
  Other operating departments...............................      93,352       84,660                        178,012
  Percentage lease revenue..................................                   20,925                         20,925
  Retail space rental and other revenue.....................       3,057       18,424    $        93(F)       21,574
                                                              ----------   ----------    -----------      ----------
Total revenues..............................................   1,667,270    1,197,089             93       2,864,452
                                                              ----------   ----------    -----------      ----------
Expenses:
  Hotel operating expenses:
    Room....................................................     309,234      184,791                        494,025
    Food and beverage expenses..............................     200,855      209,962                        410,817
    Other operating departments.............................      37,172       48,263                         85,435
  Management and incentive fees.............................      77,214       28,943                        106,157
  Other property operating costs............................     437,763      302,347                        740,110
  Property taxes, insurance, and other......................     161,999       72,310                        234,309
  Corporate expenses........................................      13,267        9,445                         22,712
  Depreciation..............................................     161,316      107,362        (19,688)(D)     248,990
                                                              ----------   ----------    -----------      ----------
Total operating expenses....................................   1,398,820      963,423        (19,688)      2,342,555
                                                              ----------   ----------    -----------      ----------
Operating income............................................     268,450      233,666         19,781         521,897
                                                              ----------   ----------    -----------      ----------
Interest expense, net.......................................     156,712      120,850         32,442(E)      310,004
Loss on assets held for sale................................      63,000                                      63,000
Other.......................................................       3,376        1,622            406(F)        5,404
                                                              ----------   ----------    -----------      ----------
Income before equity in income from unconsolidated entities,
  minority interests, and gain (loss) on sale of assets.....      45,362      111,194        (13,067)        143,489
Equity in income from unconsolidated entities...............      11,436                                      11,436
Minority interests in other partnerships....................      (3,570)           3                         (3,567)
Gains on sale of assets.....................................       4,388        3,439            (14)(F)       7,813
                                                              ----------   ----------    -----------      ----------
Net income before extraordinary items.......................      57,616      114,636        (13,081)        159,171
Preferred distributions.....................................     (24,682)        (565)       (10,500)(G)     (35,747)
                                                              ----------   ----------    -----------      ----------
Net income before extraordinary items applicable to common
  unitholders...............................................  $   32,934   $  114,071    $   (23,581)     $  123,424
                                                              ==========   ==========    ===========      ==========
Basic per unit data:
  Net income before extraordinary items applicable to common
    unitholders.............................................  $     0.53                                  $     1.23
                                                              ==========                                  ==========
    Weighted average units outstanding......................      62,301                      38,392(H)      100,693
                                                              ==========                 ===========      ==========
Diluted per unit data:
  Net income before extraordinary items applicable to common
    unitholders.............................................  $     0.53                                  $     1.21
                                                              ==========                                  ==========
    Weighted average units outstanding......................      62,556                      39,283(H)      101,839
                                                              ==========                 ===========      ==========

           See notes to pro forma combined statements of operations.

              NOTES TO PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                    FOR THE SIX MONTHS ENDED JUNE 30, 2001,
                      AND THE YEAR ENDED DECEMBER 31, 2000
                                  (UNAUDITED)

(A) Represents FelCor LP's historical results of operations, excluding extraordinary items, plus the pro forma effect of FelCor LP's acquisition of 88 hotel leases from Six Continents Hotels as if the acquisition occurred on January 1, 2000. The computation is as follows (in thousands, except per share amounts):

                                                                                     FELCOR
                                           FELCOR        BRISTOL     PRO FORMA      POST RMA
                                        HISTORICAL(1)   TENANT(2)   ADJUSTMENTS      TOTAL
                                        -------------   ---------   -----------     --------
Revenues:
  Room and suite revenue..............    $365,343      $270,514                    $635,857
  Food and beverage revenue...........      53,150        70,780                     123,930
  Other operating departments.........      24,790        15,845                      40,635
  Percentage lease revenue............     115,137                   $(115,137)(3)
  Retail space rental and other
     revenue..........................       1,882                                     1,882
                                          --------      --------     ---------      --------
Total revenues........................     560,302       357,139      (115,137)      802,304
                                          --------      --------     ---------      --------
Expenses:
  Hotel operating expenses:
     Room.............................      83,404        63,811                     147,215
     Food and beverage expenses.......      39,141        56,268                      95,409
     Other operating departments......      10,922         6,506                      17,428
Management and incentive fees.........      12,612                      23,085(4)     35,697
Other property operating costs........     121,642       110,710       (11,751)(5)   220,601
Property taxes, insurance, and
  other...............................      76,460       115,924      (114,967)(3)    77,417
Corporate expenses....................       6,372                                     6,372
Depreciation..........................      79,513                                    79,513
Lease termination costs...............      36,226                     (36,226)(6)
                                          --------      --------     ---------      --------
Total operating expenses..............     466,292       353,219      (139,859)      679,652
                                          --------      --------     ---------      --------
Operating income......................      94,010         3,920        24,722       122,652
                                          --------      --------     ---------      --------
Interest expense, net.................      79,621           356                      79,977
Swap termination costs................       4,824                                     4,824
                                          --------      --------     ---------      --------
Income (loss) before equity in income
  from unconsolidated entities,
  minority interests, and gain on sale
  of assets...........................       9,565         3,564        24,722        37,851
                                          --------      --------     ---------      --------
Equity in income from unconsolidated
  entities............................       6,328                                     6,328
Minority interests....................      (2,282)                                   (2,282)
Gain on sale of assets, net...........       2,955                                     2,955
                                          --------      --------     ---------      --------
Net income (loss) before extraordinary
  items...............................      16,566         3,564        24,722        44,852
Preferred distributions...............     (12,300)                                  (12,300)
                                          --------      --------     ---------      --------
Net income (loss) before extraordinary
  items applicable to common
  unitholders.........................    $  4,266      $  3,564     $  24,722      $ 32,552
                                          ========      ========     =========      ========
Basic per unit data:
  Net income (loss) before
     extraordinary items applicable to
     common unitholders...............    $   0.07                                  $   0.53
                                          ========                                  ========
  Weighted average units
     outstanding......................      61,628                                    61,628
                                          ========                                  ========
Diluted per unit data:
  Net income (loss) before
     extraordinary items applicable to
     common unitholders...............    $   0.07                                  $   0.53
                                          ========                                  ========
  Weighted average units
     outstanding......................      62,069                                    62,069
                                          ========                                  ========

---------------

(1) Represents the historical results of operations of FelCor LP for the six months ended June 30, 2001, excluding extraordinary items. Effective January 1, 2001, with the enactment of the REIT Modernization Act, FelCor LP had completed transactions that resulted in its newly formed taxable REIT subsidiaries acquiring leases for 96 hotels that were previously leased to either DJONT or Six Continents Hotels, accordingly, the revenues and expenses associated with these hotels are included in FelCor LP's historical consolidated statement of operations for the six month period ended June 30, 2001.

(2) Represents the historical results of operations of FelCor LP's hotels leased to subsidiaries of Six Continents Hotels for the six months ended June 30, 2001, excluding extraordinary items.

(3) Represents the elimination of historical percentage lease revenue and expense between FelCor LP and Six Continents Hotels. The expense elimination also includes a $170,000 adjustment of an estimate of property tax expense.

(4) Represents the adjustment required to record the management fees at their contractual rates. In the negotiation for the acquisition of the 88 leases and the new long-term management contracts with Six Continents Hotels, FelCor LP was able to spread the cost of the lease acquisition over the term of the management agreement, by agreeing to pay management fees that are higher than those paid by FelCor to other managers for comparable services. Management fees for the 88 hotels are broken out between a base fee, computed at 2% of total hotel revenue plus 5% of room revenue, and an incentive fee, computed using a formula incorporating hotel net operating income and FelCor LP's return on its investment in these hotels. The new management contracts transfer the operating risk and reward of the hotels to FelCor LP, as compared to the percentage leases, under which FelCor LP received percentage lease revenue based solely on hotel revenues. Additionally, under the new management contracts, FelCor LP has the ability to terminate management contracts for hotels by substituting hotels with similar revenue streams.

(5) Represents the elimination of historical franchise fees. These agreements have been replaced with management contracts.

(6) Represents the elimination of lease termination costs associated with the acquisition of DJONT and Six Continents Hotels leases in January 2001.

(B) Represents MeriStar LP's historical results of operations, excluding extraordinary items. Effective January 1, 2001, because of the enactment of the REIT Modernization Act, taxable REIT subsidiaries of MeriStar LP were assigned the leases on 106 hotels that had previously been held by MeriStar Hotels & Resorts, Inc. and entered into management contracts with MeriStar Hotels & Resorts to manage these hotels. Accordingly, the related hotel revenues, expenses and management fees are included in MeriStar LP's historical results of operations for the six month period ended June 30, 2001. Some reclassifications have been made to conform to the presentation of our statement of operations.

(C) On May 10, 2001, FelCor and MeriStar announced that they had signed a merger agreement, under which MeriStar will merge with and into FelCor, one of our wholly-owned subsidiaries will merge with and into MeriStar LP, and the limited partners of MeriStar LP, other than FelCor and its subsidiaries, will exchange their interests in MeriStar LP for interests in FelCor LP and, where applicable, cash. Under the merger agreement, each holder of MeriStar common stock will receive, for each share of MeriStar common stock, $4.60 in cash plus 0.784 of a share of FelCor common stock. Each holder of common units and profits-only partnership units in MeriStar LP, other than FelCor and its subsidiaries, will receive, for each common unit and profits-only unit, $4.60 in cash plus 0.784 of a common unit of FelCor LP. Each holder of Class C preferred units in MeriStar LP will receive, for each unit, $4.60 in cash plus 0.784 of a Series C preferred unit in FelCor LP. Each holder of Class D preferred units in MeriStar LP will receive, for each unit, one Series D preferred unit in FelCor LP. Amounts represent adjustments to record the partnership merger and related transactions as if the partnership merger had occurred on January 1 of the fiscal period presented. Shares of FelCor common stock and FelCor LP common units are valued at $22.10, the closing price of FelCor common stock on the date of the announcement. The calculation of the merger acquisition cost is as follows (in thousands, except share and unit data):

        Issuance of 37.636 million common units of FelCor LP units in exchange for 48.0 million common and profits-only units
          of MeriStar LP............................................   $  831,759
        Issuance of 755,954 FelCor LP Series C preferred units in
          exchange for 964,227 MeriStar LP Class C preferred
          units.....................................................       16,707
        Payment of $4.60 per unit of MeriStar LP common units, Class
          C preferred units and profits-only units..................      225,260
        Issuance of 392,157 FelCor LP Series D preferred units in
          exchange for a like number of MeriStar LP Class D
          preferred units...........................................        8,690
        Issuance of 3.6 million FelCor stock options based on a
          0.784 exchange ratio in exchange for MeriStar stock
          options, assuming all MeriStar option holders are not
          retained by FelCor........................................       10,600
        Assumption of MeriStar's liabilities........................    1,874,936
        Transaction costs...........................................       39,600
                                                                       ----------
        Total merger acquisition cost...............................   $3,007,552
                                                                       ==========

     The following is a calculation of estimated transaction costs (in thousands):

        Financial advisory fees.....................................   $   12,000
        Consent payments in connection with debt agreements.........       10,600
        Severance and noncompete payments...........................        8,000
        Legal fees..................................................        3,000
        Accounting fees.............................................        1,000
        Mailing and filing fees.....................................        1,000
        Other.......................................................        4,000
                                                                       ----------
                  Transaction costs.................................   $   39,600
                                                                       ==========

(D) Represents the reduction in historical depreciation associated with the allocation of our purchase price of MeriStar LP. The allocation of basis to the assets acquired from MeriStar LP is as follows (in thousands):

        Total merger acquisition cost...............................  $3,007,552
        Less: non-real estate assets acquired at historical cost
          (which approximates fair value)...........................     202,203
                                                                      ----------
        Allocation to investment in hotels..........................  $2,805,349
                                                                      ==========

     The basis is anticipated to be allocated $280.5 million to land, $2,384.6 million to buildings and improvements, and $140.3 million to furniture, fixtures, and equipment. The depreciable lives assigned to buildings and improvements are forty years and five years for furniture, fixtures, and equipment. The adjustment is calculated as follows (in thousands):

                                                          FOR THE YEAR ENDED   FOR THE SIX MONTHS ENDED
                                                          DECEMBER 31, 2000         JUNE 30, 2001
                                                          ------------------   ------------------------
        Buildings and improvements acquired from
          MeriStar LP...................................      $  59,618                $ 29,809
        Furniture, fixtures, and equipment acquired from
          MeriStar LP...................................         28,056                  14,028
                                                              ---------                --------
                                                                 87,674                  43,837
        Historical MeriStar LP depreciation.............       (107,362)                (57,787)
                                                              ---------                --------
        Net adjustment..................................      $ (19,688)               $(13,950)
                                                              =========                ========

(E) Represents the net adjustment to historical interest expense for the increase in interest expense related to new borrowings, resulting from merger related transactions offset by reductions in historical interest expense related to borrowings, that will be repaid with the proceeds of the new borrowings, along with the push down of interest expense from MeriStar to MeriStar LP that is not reflected in MeriStar LP's historical interest expense, see also note (H), as follows (in thousands):

                                                INTEREST     FOR THE YEAR ENDED   FOR THE SIX MONTHS ENDED
                                                  RATE       DECEMBER 31, 2000         JUNE 30, 2001
                                                --------     ------------------   ------------------------
        Increases:
          New senior notes of $600,000........    8.58%(1)        $51,052                 $22,965
          New mortgage debt of $350,000.......        (2)          29,540                  11,725
          Incremental line of credit
             borrowings.......................        (3)           6,876                   1,019
          Amortization of deferred financing
             costs of new borrowings of
             $19,700 over lives of 1-10
             years............................                      5,883                   2,942
                                                                  -------                 -------
          Total increases.....................                     93,351                  38,651
                                                                  -------                 -------
        Reductions:
          FelCor LP $61,744 mortgage debt
             repaid...........................        (4)           5,340                   1,940
          MeriStar LP $356,923 notes payable
             to MeriStar repaid...............        (5)          24,977                  12,489
          MeriStar LP $227,000 line of credit
             repaid...........................        (6)          16,753                   8,535
          MeriStar LP $195,000 term loans
             repaid...........................        (6)          16,318                   7,739
          Historical interest capitalized by
             MeriStar LP......................                     (5,805)                 (2,876)
          Historical amortization of MeriStar
             LP deferred financing costs......                      4,585                   2,293
                                                                  -------                 -------
          Total reductions....................                     62,168                  30,120
                                                                  -------                 -------
                                                                   31,183                   8,531
        Plus push down of interest expense....                      1,259(7)
                                                                  -------                 -------
        Net adjustment........................                    $32,442                 $ 8,531
                                                                  =======                 =======

---------------

(1)  Represents effective fixed rate on notes issued in May 2001.

(2) Represents estimated variable rate of LIBOR plus 200 basis points rate to be committed by lender. Weighted average 30 day LIBOR was 6.44% for the year ended December 31, 2000 and 4.70% for the six months ended June 30, 2001. An increase of 0.125% in interest rates would increase interest expense and decrease net income by $437,500 and $218,750 for the year ended December 31, 2000 and the six months ended June 30, 2001 respectively.

(3) Represents contractual variable rate of LIBOR plus 200 basis points. On a proforma basis, FelCor LP will have a balance outstanding on the line of credit of $330,373 for the periods presented. This adjustment represents the incremental interest on this balance in excess of historical amounts.

(4) Represents the weighted average historical rates which were approximately 8.44% and 6.70% for the periods ended December 31, 2000 and June 30, 2001, respectively.

(5) Represents contractual fixed rates of 8.71% on subordinated notes with a principal balance of $202.5 million and 4.75% on convertible notes with a principal balance of $154.3 million.

(6) Represents the historical weighted average interest rates (adjusted for historical interest rate hedges) for the periods presented are as follows:

                                                       2000    2001
                                                       -----   -----
Line of credit.......................................  7.38%   7.52%
$121 million term loan...............................  8.30%   7.82%
$74 million term loan................................  8.48%   8.13%

     We expect to assume approximately $500 million of MeriStar LP's senior notes and approximately $374 million of mortgage debt of MeriStar LP's subsidiaries in connection with the merger.

(7)  See note (F).

(F) FelCor has no assets, liabilities, revenues or expenses other than those derived from its ownership of us. MeriStar has miscellaneous assets, liabilities, revenues and expenses other than those derived from its ownership of MeriStar LP. Upon completion of the merger and related transactions, FelCor will contribute to us all assets and liabilities acquired; accordingly these miscellaneous adjustments are made to reflect the contribution of the items historically reported only at the MeriStar level.

(G) Represents distributions on the proposed issuance of $100 million of cumulative redeemable preferred units at an assumed distribution rate of 10.5%. An increase of 0.125% in the distribution rate would increase the preferred distributions and decrease net income available to common unitholders by $125,000 and $62,500 for the year ended December 31, 2000 and the six months ended June 30, 2001, respectively.

(H) Represents the impact of additional units issued in the merger on a basic and diluted basis, and the dilutive effect of FelCor stock options issued to MeriStar option holders as follows (in thousands):

        Basic
          Units issued to MeriStar LP unitholders...................       38,392
                                                                           ------
          Adjustment to weighted average units-basic................       38,392
        Diluted
          Dilutive effect of options issued to MeriStar
             optionholders..........................................          891
                                                                           ------
        Adjustment to weighted average units-diluted................       39,283
                                                                           ======

(I) Represents FelCor LP's historical results of operations, excluding extraordinary items, plus the pro forma effect of FelCor LP's acquisition of DJONT and 100 hotel leases from Six Continents Hotels as if the acquisition occurred on January 1, 2000. The computation is as follows (in thousands, except per share amounts):

                                                       DJONT
                                       FELCOR LP    OPERATIONS,   BRISTOL    BRISTOL TENANT                  BRISTOL
                                       HISTORICAL       LLC        TENANT     PREDECESSOR       TOTAL      ELIMINATIONS
                                          (1)           (2)         (3)           (4)         HISTORICAL       (5)
                                       ----------   -----------   --------   --------------   ----------   ------------
   Revenues:
    Room and suite revenue...........                $709,793     $461,978      $143,952      $1,315,723     $ (6,431)
    Food and beverage revenue........                 112,612      115,176        36,645         264,433       (2,864)
    Other operating departments......                  56,476       31,859         5,401          93,736         (384)
    Percentage lease revenue.........   $536,907                                                 536,907
    Retail space rental and other
      revenue........................      3,057                                                   3,057
                                        --------     --------     --------      --------      ----------     --------
   Total revenues....................    539,964      878,881      609,013       185,998       2,213,856       (9,679)
                                        --------     --------     --------      --------      ----------     --------
   Expenses:
   Hotel operating expenses:
    Room.............................                 169,531      109,074        32,163         310,768       (1,534)
    Food and beverage expenses.......                  84,602       90,025        28,190         202,817       (1,962)
    Other operating departments......                  22,168       11,267         3,859          37,294         (122)
   Management and incentive fees.....                  24,766       16,770         5,589          47,125          (76)
   Other property operating costs....                 236,186      178,234        53,903         468,323       (5,929)
   Percentage lease expense..........                 277,491      197,210        62,206         536,907
   Property taxes, insurance, and
    other............................     89,257       70,498        2,128           710         162,593         (594)
   Corporate expenses................     12,256        1,011                                     13,267
   Depreciation......................    160,745          572                                    161,317           (1)
                                        --------     --------     --------      --------      ----------     --------
   Total operating expenses..........    262,258      886,825      604,708       186,620       1,940,411      (10,218)
                                        --------     --------     --------      --------      ----------     --------
   Operating income (loss)...........    277,706       (7,944)       4,305          (622)        273,445          539
                                        --------     --------     --------      --------      ----------     --------
   Interest expense, net.............    156,712          618         (133)          (35)        157,162          168
   Loss on assets held for sale......     63,000                                                  63,000
   Other.............................      3,376                                                   3,376
                                        --------     --------     --------      --------      ----------     --------
   Income (loss) before equity in
    income from unconsolidated
    entities, minority interests, and
    gain on sale of assets...........     54,618       (8,562)       4,438          (587)         49,907          371
                                        --------     --------     --------      --------      ----------     --------
   Equity in income from
    unconsolidated entities..........     14,820          593                                     15,413
   Minority interests................     (3,570)      (3,243)                                    (6,813)
   Gain on sale of assets............      4,388                                                   4,388
   Income tax expense (benefit)......                                2,798          (267)          2,531
                                        --------     --------     --------      --------      ----------     --------
   Net income (loss) before
    extraordinary items..............     70,256      (11,212)       1,640          (320)         60,364          371
   Preferred distributions...........    (24,682)                                                (24,682)
                                        --------     --------     --------      --------      ----------     --------
   Net income (loss) before
    extraordinary items applicable to
    common unitholders...............   $ 45,574     $(11,212)    $  1,640      $   (320)     $   35,682     $    371
                                        ========     ========     ========      ========      ==========     ========
   Basic per unit data:
    Net income before extraordinary
      items applicable to common
      unitholders....................   $   0.73
                                        ========
    Weighted average units
      outstanding....................     62,301
                                        ========
   Diluted per unit data:
    Net income before extraordinary
      items applicable to common
      unitholders....................   $   0.73
                                        ========
    Weighted average units
      outstanding....................     62,556
                                        ========


                                        PROFORMA         FELCOR LP
                                       ADJUSTMENTS     POST RMA TOTAL
                                       -----------     --------------
   Revenues:
    Room and suite revenue...........                    $1,309,292
    Food and beverage revenue........                       261,569
    Other operating departments......                        93,352
    Percentage lease revenue.........   $(536,907)(6)
    Retail space rental and other
      revenue........................                         3,057
                                        ---------        ----------
   Total revenues....................    (536,907)        1,667,270
                                        ---------        ----------
   Expenses:
   Hotel operating expenses:
    Room.............................                       309,234
    Food and beverage expenses.......                       200,855
    Other operating departments......                        37,172
   Management and incentive fees.....      30,165(7)         77,214
   Other property operating costs....     (24,631)(8)       437,763
   Percentage lease expense..........    (536,907)(6)
   Property taxes, insurance, and
    other............................                       161,999
   Corporate expenses................                        13,267
   Depreciation......................                       161,316
                                        ---------        ----------
   Total operating expenses..........    (531,373)        1,398,820
                                        ---------        ----------
   Operating income (loss)...........      (5,534)          268,450
                                        ---------        ----------
   Interest expense, net.............        (618)(9)       156,712
   Loss on assets held for sale......                        63,000
   Other.............................                         3,376
                                        ---------        ----------
   Income (loss) before equity in
    income from unconsolidated
    entities, minority interests, and
    gain on sale of assets...........      (4,916)           45,362
                                        ---------        ----------
   Equity in income from
    unconsolidated entities..........      (3,977)(10)       11,436
   Minority interests................       3,243(11)        (3,570)
   Gain on sale of assets............                         4,388
   Income tax expense (benefit)......      (2,531)(12)
                                        ---------        ----------
   Net income (loss) before
    extraordinary items..............      (3,119)           57,616
   Preferred distributions...........                       (24,682)
                                        ---------        ----------
   Net income (loss) before
    extraordinary items applicable to
    common unitholders...............   $  (3,119)       $   32,934
                                        =========        ==========
   Basic per unit data:
    Net income before extraordinary
      items applicable to common
      unitholders....................                    $     0.53
                                                         ==========
    Weighted average units
      outstanding....................                        62,301
                                                         ==========
   Diluted per unit data:
    Net income before extraordinary
      items applicable to common
      unitholders....................                    $     0.53
                                                         ==========
    Weighted average units
      outstanding....................                        62,556
                                                         ==========

---------------

 (1) Represents the historical results of operations of FelCor LP for the year ended December 31, 2000. Certain amounts have been reclassified to conform to the June 30, 2001 presentation with no effect on previously reported net income.

 (2) Represents the historical results of operations of DJONT for the year ended December 31, 2000. Certain amounts have been reclassified to conform to the June 30, 2001 presentation with no effect on previously reported net income.

 (3) Represents the historical results of operations of Bristol Tenant for the nine months ended December 31, 2000. Certain amounts have been reclassified to conform to the June 30, 2001 presentation with no effect on previously reported net income.

 (4) Represents the historical results of operations of Bristol Tenant Predecessor for the three months ended March 31, 2000. Certain amounts have been reclassified to conform to the June 30, 2001 presentation with no effect on previously reported net income.

 (5) Represents adjustment to eliminate historical amounts related to (i) a hotel leased by Bristol Tenant not owned by FelCor LP and (ii) a hotel owned by FelCor LP but sold in December 2000.

 (6) Represents the elimination of historical percentage lease revenues and expenses between FelCor LP and the lessees.

 (7) Represents the adjustment required to record the management fees at their contractual rates. In the negotiation for the acquisition of the 88 leases and the new long-term management contract with Six Continents Hotels, FelCor LP was able to spread the cost of the lease acquisition over the term of the management agreement, by agreeing to pay management fees that are higher than those paid by FelCor to other managers for comparable services. Management fees for the 88 hotels are broken out between a base fee, computed at 2% of total hotel revenue plus 5% of room revenue, and an incentive fee, computed using a formula incorporating hotel net operating income and FelCor LP's return on its investment in these hotels. The new management contracts transfer the operating risk and reward of the hotels to FelCor LP, as compared to percentage leases, under which FelCor LP received percentage lease revenue based solely on hotel revenues. Additionally, under the new management contracts, FelCor LP has the ability to terminate management contracts for hotels by substituting hotels with similar revenue streams.

 (8) Represents the elimination of historical franchise fees paid to Bristol Tenant. These agreements have been replaced with management contracts.

 (9) Represents the elimination of $618,000 in interest expense paid by DJONT to FelCor.

(10) Represents the elimination of FelCor LP's equity in income of DJONT's consolidated subsidiary.

(11) Represents the elimination of the DJONT minority interest of $3,243,000 represented by FelCor LP's ownership discussed in (10) above.

(12) Represents the elimination of the historical tax provisions of the Bristol Tenant lessees due to the pro forma taxable loss of the TRSs. No benefit has been recorded for deferred taxes related to these losses due to the uncertainty of their recoverability, because based on the weight of available evidence, management has determined it is more likely than not that the entire balance of deferred tax assets will not be realized by the TRSs.

---------------

(J) Represents MeriStar LP's historical results of operations, excluding extraordinary items, plus the pro forma effect of MeriStar LP's acquisition of 106 hotel leases from MeriStar Hotels & Resorts, Inc. as if the acquisition occurred on January 1, 2000. The computation is as follows (in thousands):

                                                        MERISTAR LP
                                                        HISTORICAL     PRO FORMA       MERISTAR LP
                                                            (1)       ADJUSTMENTS       POST RMA
                                                        -----------   -----------      -----------
Revenues:
  Room and suite revenue..............................                 $ 782,288(2)    $  782,288
  Food and beverage revenue...........................                   290,792(2)       290,792
  Other operating departments.........................                    84,660(2)        84,660
  Percentage lease revenue............................   $385,141       (364,216)(3)       20,925
  Retail space rental and other revenue...............     15,544          2,880(4)        18,424
                                                         --------      ---------       ----------
Total revenues........................................    400,685        796,404        1,197,089
                                                         --------      ---------       ----------
Expenses:
Hotel operating expenses:
  Rooms...............................................                   184,791(2)       184,791
  Food and beverage expenses..........................                   209,962(2)       209,962
  Other operating departments.........................                    48,263(2)        48,263
Management and incentive fees.........................                    28,943(5)        28,943
Other property operating costs........................      2,731        299,616(6)       302,347
Property taxes, insurance and other...................     47,481         24,829(2)        72,310
Corporate expenses....................................      9,445                           9,445
Depreciation..........................................    107,362                         107,362
                                                         --------      ---------       ----------
Total operating expenses..............................    167,019        796,404          963,423
                                                         --------      ---------       ----------
Operating income......................................    233,666                         233,666
                                                         --------      ---------       ----------
Interest expense, net.................................    120,850                         120,850
Other.................................................      1,622                           1,622
                                                         --------      ---------       ----------
Income (loss) before minority interest and gain on
  sale of assets......................................    111,194                         111,194
Minority interests....................................          3                               3
Gain on sale of assets................................      3,439                           3,439
                                                         --------      ---------       ----------
Net income (loss) before extraordinary items..........    114,636                         114,636
Preferred distributions...............................       (565)                           (565)
                                                         --------      ---------       ----------
Net income (loss) before extraordinary items
  applicable to common shareholders...................   $114,071      $               $  114,071
                                                         ========      =========       ==========

(1) Represents MeriStar LP's historical results of operations, excluding extraordinary items. Certain reclassifications have been made to conform to the presentation of FelCor LP's statement of operations.

(2) Represents the historical hotel revenues and expenses of the 106 hotels formerly leased to MeriStar Hotels & Resorts, Inc.

(3) Represents the elimination of historical percentage lease revenue received from MeriStar Hotels & Resorts.

(4) Represents historical other hotel revenue of the 106 hotels formerly leased to MeriStar Hotels & Resorts.

(5) Represents the contractual management fee which will be paid to MeriStar Hotels & Resorts under the new management agreements. The base management fee under the agreements is 2.5% of hotel revenues.

     Until January 1, 2001, MeriStar Hotels & Resorts leased substantially all of its hotels from MeriStar LP. Under these leases, MeriStar Hotels & Resorts assumed all of the operating risks and rewards of these hotels and paid MeriStar LP a percentage of revenue at each hotel under the lease agreements. Therefore, for financial statement purposes through December 31, 2000, MeriStar Hotels & Resorts recorded all of the operating revenues and expenses of the hotels in its statements of operations, and MeriStar LP recorded lease revenue earned under the lease agreements in its statements of operations. Effective January 1, 2001, MeriStar Hotels & Resorts assigned the hotel leases to newly created, wholly owned, taxable REIT subsidiaries of MeriStar LP and these taxable REIT subsidiaries in turn, entered into management agreements with MeriStar Hotels & Resorts to manage these hotels. As a result of this change in structure, the wholly owned taxable REIT subsidiaries of MeriStar LP have assumed the operating risks and rewards of the hotels and now pay MeriStar Hotels & Resorts a management fee to manage the hotels for it. For consolidated financial statement purposes, effective January 1, 2001, MeriStar LP now records all of the revenues and expenses of the hotels in its statement of operations, including a management fee paid to MeriStar Hotels & Resorts. The terms of the management agreements are designed to substantially mirror the economics of the former leases.

(6) Represents historical other undistributed operating costs of the 106 hotels formerly leased to MeriStar Hotels & Resorts, Inc.

  PRO FORMA COMBINED BALANCE SHEET

     The following unaudited Pro Forma Combined Balance Sheet as of June 30, 2001 is based in part upon the Consolidated Balance Sheets of FelCor LP and MeriStar LP included or incorporated by reference herein, and the consolidated balance sheet of Bristol Tenant which was provided to us by Bristol Tenant.

     The Pro Forma Combined Balance Sheet assumes all of the following occurred on June 30, 2001:

     - our acquisition of the remaining 88 leases held by Six Continents Hotels, effective July 1, 2001; and

     - the completion of the merger, the partnership merger and the related financings and application of the net proceeds.

     In the opinion of our management, all material adjustments necessary to reflect the effects of the foregoing transactions have been made. The unaudited Pro Forma Combined Balance Sheet is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position would have been had the transactions described above occurred on June 30, 2001, nor does it purport to represent our future financial position.

                       FELCOR LODGING LIMITED PARTNERSHIP

                        PRO FORMA COMBINED BALANCE SHEET
                              AS OF JUNE 30, 2001
                           (UNAUDITED, IN THOUSANDS)

                                        FELCOR LP        RMA                    MERISTAR LP
                                        HISTORICAL   ACQUISITION   FELCOR LP    HISTORICAL        MERGER        PRO FORMA
                                           (A)           (B)        POST RMA        (C)       ADJUSTMENTS(D)      TOTAL
                                        ----------   -----------   ----------   -----------   --------------    ----------
                                                          ASSETS


Net investment in hotels..............  $3,710,694                 $3,710,694   $2,867,134      $  (61,785)(E)  $6,516,043
Investment in unconsolidated
  entities............................    154,980                    154,980        41,714                         196,694
Assets held for sale..................     52,122                     52,122                                        52,122
Cash and cash equivalents.............     64,220     $   1,471       65,691        20,550                          86,241
Restricted cash.......................    323,555                    323,555        20,201        (316,460)(F)      27,296
Due from MeriStar Hotels & Resorts....                                              10,893                          10,893
Note receivable from MeriStar Hotels &
  Resorts.............................                                              36,000                          36,000
Accounts receivable...................     46,449        33,924       80,373        57,040                         137,413
Prepaid expenses......................     12,056         1,941       13,997        15,765                          29,762
Deferred expenses, net................     32,201                     32,201        15,684          (5,734)(G)      42,151
Other assets..........................      7,251         5,022       12,273                            40(H)       12,313
                                        ----------    ---------    ----------   ----------      ----------      ----------
        Total assets..................  $4,403,528    $  42,358    $4,445,886   $3,084,981      $ (383,939)     $7,146,928
                                        ==========    =========    ==========   ==========      ==========      ==========

                                   LIABILITIES, REDEEMABLE UNITS AND PARTNERS' CAPITAL

Debt..................................  $2,134,093                 $2,134,093   $1,653,050      $ (138,450)(I)  $3,648,693
Distributions payable.................     34,199                     34,199        24,245                          58,444
Accrued expenses and other............    146,077     $  42,358      188,435       188,161           6,787(H)      383,383
Minority interest in other
  partnerships........................     50,474                     50,474         2,693                          53,167
                                        ----------    ---------    ----------   ----------      ----------      ----------
        Total liabilities.............  2,364,843        42,358    2,407,201     1,868,149        (131,663)      4,143,687
                                        ----------    ---------    ----------   ----------      ----------      ----------
Redeemable units at redemption
  value...............................    210,929                    210,929        99,898          (8,844)(J)     301,983
                                        ----------    ---------    ----------   ----------      ----------      ----------
Preferred units:
  Series A preferred units............    149,515                    149,515                                       149,515
  Series B preferred units............    143,750                    143,750                                       143,750
  New preferred units.................                                                             100,000(K)      100,000
Common units..........................  1,534,491                  1,534,491     1,116,934        (343,432)(L)   2,307,993
                                        ----------    ---------    ----------   ----------      ----------      ----------
Partners' Capital.....................  1,827,756                  1,827,756     1,116,934        (243,432)      2,701,258
                                        ----------    ---------    ----------   ----------      ----------      ----------
        Total liabilities, redeemable
          units and partners'
          capital.....................  $4,403,528    $  42,358    $4,445,886   $3,084,981      $ (383,939)     $7,146,928
                                        ==========    =========    ==========   ==========      ==========      ==========

                 See notes to pro forma combined balance sheet.

              NOTES TO FELCOR LP PRO FORMA COMBINED BALANCE SHEET
                              AS OF JUNE 30, 2001
                                  (UNAUDITED)

(A)  Represents our historical consolidated balance sheet as of June 30, 2001.

(B) Effective January 1, 2001, with the enactment of the REIT Modernization Act, we had completed transactions that resulted in our newly formed taxable REIT subsidiaries acquiring leases for 96 hotels that were previously leased to either DJONT or Six Continents Hotels. Accordingly, the assets and liabilities associated with these hotels are included in our historical consolidated balance sheet as of June 30, 2001. In March 2001, we entered into an agreement with Six Continents Hotels to acquire the remaining 88 hotel leases effective July 1, 2001. In consideration for the acquisition of these leases, one of our taxable REIT subsidiaries entered into long-term management agreements with Six Continents Hotels with regard to these hotels and issued to Six Continents Hotels 100 shares of FelCor common stock. The pro forma adjustment column represents the historical hotel assets and liabilities associated with the 88 hotels as if the Six Continents Hotels leases were acquired effective June 30, 2001.

(C) Represents the historical consolidated balance sheet of MeriStar LP as of June 30, 2001. Some reclassifications have been made to conform to the presentation of our balance sheet.

(D) On May 10, 2001, FelCor and MeriStar announced that they had signed a merger agreement, under which MeriStar will merge with and into FelCor, one of our wholly-owned subsidiaries will merge with and into MeriStar LP, and the limited partners of MeriStar LP, other than FelCor and its subsidiaries, will exchange their interests in MeriStar LP for interests in FelCor LP and, where applicable, cash. Under the merger agreement, each holder of MeriStar common stock will receive, for each share of MeriStar common stock, $4.60 in cash plus 0.784 of a share of FelCor common stock. Each holder of common units and profits-only partnership units in MeriStar LP, other than FelCor and its subsidiaries, will receive, for each common unit and profits-only unit, $4.60 in cash plus 0.784 of a common unit of FelCor LP. Each holder of Class C preferred units in MeriStar LP will receive, for each unit, $4.60 in cash plus 0.784 of a Series C preferred unit in FelCor LP. Each holder of Class D preferred units in MeriStar LP will receive, for each unit, one Series D preferred unit in FelCor LP. Amounts represent adjustments to record the merger and related transactions as if the merger had occurred on June 30, 2001. Shares of FelCor common stock and FelCor LP common units are valued at $22.10, the closing price of FelCor common stock on the date of the announcement. The calculation of the merger acquisition cost is as follows (in thousands, except share and unit data):

        Issuance of 37.636 million common units of FelCor LP in
          exchange for 48.0 million common and profits-only units of
          MeriStar LP...............................................   $  831,759
        Issuance of 755,954 FelCor LP Series C preferred units in
          exchange for 964,227 MeriStar LP Class C preferred
          units.....................................................       16,707
        Payment of $4.60 per unit of MeriStar LP common, Class C
          preferred and profits-only units..........................      225,260
        Issuance of 392,157 FelCor LP Series D preferred units in
          exchange for a like number of MeriStar LP Class D
          preferred units...........................................        8,690
        Issuance of 3.6 million FelCor stock options based on a
          0.784 exchange ratio in exchange for MeriStar stock
          options, assuming all MeriStar option holders are not
          retained by FelCor........................................       10,600
        Assumption of MeriStar's liabilities........................    1,874,936
        Transaction costs...........................................       39,600
                                                                       ----------
        Total merger acquisition cost...............................   $3,007,552
                                                                       ==========

     The following is a calculation of estimated transaction costs (in thousands):

 Financial advisory fees.....................................   $12,000
 Consent payments in connection with debt agreements.........    10,600
 Severance and noncompete payments...........................     8,000
 Legal fees..................................................     3,000
 Accounting fees.............................................     1,000
 Mailing and filing fees.....................................     1,000
 Other.......................................................     4,000
                                                                -------
           Transaction costs.................................   $39,600
                                                                =======

(E) Represents the purchase accounting adjustment to the historical carrying value of MeriStar LP investment in hotels as follows (in thousands):

        FelCor LP allocation to investment in hotels................   $2,805,349
        MeriStar LP historical carrying amount......................    2,867,134
                                                                       ----------
             Adjustment.............................................   $  (61,785)
                                                                       ==========

(F) Represents the release of a portion of the proceeds of the $600 million notes placement which will be used to repay MeriStar debt upon the closing of the merger.

(G)  Represents the net effect of the following adjustments (in thousands):

        Deferred financing costs for new borrowings.................   $  9,950
        Elimination of historical MeriStar LP deferred financing
          costs.....................................................    (15,684)
                                                                       --------
             Adjustment.............................................   $ (5,734)
                                                                       ========

(H) FelCor has no assets, liabilities, revenues or expenses other than those derived from its ownership of us. MeriStar has miscellaneous assets, liabilities, revenues and expenses other than those derived from its ownership of MeriStar LP. Upon completion of the merger and related transactions, FelCor will contribute to FelCor LP all assets and liabilities acquired; accordingly these miscellaneous adjustments are made to reflect the contribution of the items historically reported only at the MeriStar level.

(I) Represents the net increase in debt as a result of the merger and related transactions as follows (in thousands):

        Issuance of new mortgage debt...............................   $ 350,000
        Net borrowings on new line of credit........................     290,473
        Repayment of MeriStar LP notes payable to MeriStar..........    (356,923)
        Repayment of MeriStar LP line of credit.....................    (227,000)
        Repayment of MeriStar LP term loans.........................    (195,000)
                                                                       ---------
             Net Adjustment.........................................   $(138,450)
                                                                       =========

     The issuance of the $600 million senior notes and the repayment of FelCor mortgage debt are not included as these transactions were completed prior to June 30, 2001 and are included in the historical amounts.

(J)  Represents the net change in redeemable units as follows:

        Elimination of MeriStar LP historical balance...............   $(99,898)
        Record at redemption value of $23.40 at June 30, 2001, 2.764 million FelCor LP common units issued in exchange for
          3.525 million MeriStar LP common and profits-only units,
          issuance of 755,954 FelCor LP Series C preferred units in
          exchange for 964,227 MeriStar LP Class C preferred units
          and issuance of 392,157 FelCor LP Series D preferred units in exchange for a like number of MeriStar LP Class D
          preferred units...........................................     91,054
                                                                       --------
                  Net adjustment....................................   $ (8,844)
                                                                       ========

(K) Represents the proposed issuance of $100 million in Series E cumulative redeemable preferred units.

(L) Represents the net adjustments resulting from the partnership merger and related transactions as follows (in thousands, except share and unit data):

                                                                      ADDITIONAL
                                                                        PAID IN
                                                                       PARTNERS
                                                                        CAPITAL
                                                                      -----------
        Issuance of 34.872 million units of FelCor LP in exchange
          for 44.480 million units of MeriStar LP...................  $   770,677
        Issuance of 3.6 million FelCor stock options in exchange for
          MeriStar stock options....................................       10,600
        Elimination of historical MeriStar balances.................   (1,116,934)
        Offering expenses of new $100,000 of FelCor Series E
          cumulative redeemable preferred units.....................       (3,200)
        Allocation to state redeemable units issued to MeriStar and holders at redemption value of $23.40 over issuance value
          of $22.10.................................................       (4,575)
                                                                      -----------
                  Net adjustments...................................  $  (343,432)
                                                                      ===========

FELCOR LODGING TRUST INCORPORATED

  PRO FORMA COMBINED STATEMENTS OF OPERATIONS

     The following unaudited Pro Forma Combined Statements of Operations for the six months ended June 30, 2001 and the year ended December 31, 2000 are based in part upon the Consolidated Statements of Operations of FelCor, DJONT, Bristol Tenant, and MeriStar for the six months ended June 30, 2001 and the year ended December 31, 2000 incorporated by reference, except for the consolidated statement of operations of Bristol Tenant for the six months ended June 30, 2001 which was provided by Bristol Tenant.

     The Pro Forma Combined Statements of Operations for the six months ended June 30, 2001 and the year ended December 31, 2000 assumes that all the following occurred on January 1, 2000:

     - our acquisition of DJONT, effective January 1, 2001, for 416,667 units of limited partnership interest in FelCor LP valued at approximately $10 million;

     - our acquisition of 12 leases held by Six Continents Hotels, effective January 1, 2001, for 413,585 shares of our common stock valued at approximately $10 million;

     - our acquisition of the remaining 88 leases held by Six Continents Hotels, effective July 1, 2001;

     - the assignment of the leases from MeriStar Hotels & Resorts, Inc. to MeriStar's TRSs; and

     - the completion of the MeriStar merger and related financings and the application of the net proceeds.

     In the opinion of FelCor's management, all material adjustments necessary to reflect the effects of the preceding transactions have been made. The unaudited Pro Forma Combined Statement of Operations is presented for illustrative purposes only and is not necessarily indicative of what the actual results of operations would have been had the MeriStar merger and the other transactions described above occurred on the indicated dates, nor do they purport to represent our results of operations for future periods.

                       FELCOR LODGING TRUST INCORPORATED

                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
                                  (UNAUDITED)
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                                          FELCOR      MERISTAR      MERGER
                                                         POST RMA    HISTORICAL   ADJUSTMENTS    PRO FORMA
                                                            (A)         (B)           (C)          TOTAL
                                                         ---------   ----------   -----------    ----------
Revenues:
  Room and suite revenue...............................  $635,857     $402,760                   $1,038,617
  Food and beverage revenue............................   123,930      145,383                      269,313
  Other operating departments..........................    40,635       46,005                       86,640
  Percentage lease revenue.............................                 10,736                       10,736
  Retail space rental and other revenue................     1,882        4,967                        6,849
                                                         --------     --------                   ----------
Total revenues.........................................   802,304      609,851                    1,412,155
                                                         --------     --------                   ----------
Expenses:
  Hotel operating expenses:
    Room...............................................   147,215       92,287                      239,502
    Food and beverage expenses.........................    95,409      103,890                      199,299
    Other operating departments........................    17,428       25,241                       42,669
  Management and incentive fees........................    35,697       14,779                       50,476
  Other property operating costs.......................   220,601      153,718                      374,319
  Property taxes, insurance, and other.................    77,417       37,041                      114,458
  Corporate expenses...................................     6,372        4,535                       10,907
  Depreciation.........................................    79,513       58,405     $(14,568)(D)     123,350
  Other merger and lease termination costs.............                  5,104                        5,104
                                                         --------     --------     --------      ----------
Total operating expenses...............................   679,652      495,000      (14,568)      1,160,084
                                                         --------     --------     --------      ----------
Operating income.......................................   122,652      114,851       14,568         252,071
                                                         --------     --------     --------      ----------
Interest expense, net..................................    79,977       60,261        8,531 (E)     148,769
Swap termination costs.................................     4,824        9,297                       14,121
Writedown of investments...............................                  2,112                        2,112
Other..................................................                  1,402                        1,402
                                                         --------     --------     --------      ----------
Income before equity in income from unconsolidated
  entities, minority interests, and gain (loss) on sale
  of assets............................................    37,851       41,779        6,037          85,667
Equity in income from unconsolidated entities..........     6,328                                     6,328
Minority interests.....................................    (7,015)      (3,121)      (1,680)(F)     (11,816)
Gain (loss) on sale of assets, net.....................     2,955       (1,059)                       1,896
                                                         --------     --------     --------      ----------
Net income before extraordinary items..................    40,119       37,599        4,357          82,075
Preferred distributions................................   (12,300)                   (5,250)(G)     (17,550)
                                                         --------     --------     --------      ----------
Net income before extraordinary items applicable to
  common shareholders..................................  $ 27,819     $ 37,599     $   (893)     $   64,525
                                                         ========     ========     ========      ==========
Basic per share data:
  Net income before extraordinary items applicable to
    common shareholders................................  $   0.53                                $     0.74
                                                         ========                                ==========
  Weighted average shares outstanding..................    52,614                    34,872 (H)      87,486
                                                         ========                  ========      ==========
Diluted per share data:
  Net income before extraordinary items applicable to
    common shareholders................................  $   0.53                                $     0.73
                                                         ========                                ==========
  Weighted average shares outstanding..................    53,055                    35,763 (H)      88,818
                                                         ========                  ========      ==========

           See notes to pro forma combined statements of operations.

                       FELCOR LODGING TRUST INCORPORATED

                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                  (UNAUDITED)
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                                       FELCOR      MERISTAR      MERGER
                                                      POST RMA     POST RMA    ADJUSTMENTS     PRO FORMA
                                                        (I)          (J)           (C)           TOTAL
                                                     ----------   ----------   -----------     ----------
Revenues:
  Room and suite revenue...........................  $1,309,292   $  782,288                   $2,091,580
  Food and beverage revenue........................     261,569      290,792                      552,361
  Other operating departments......................      93,352       84,660                      178,012
  Percentage lease revenue.........................                   20,925                       20,925
  Retail space rental and other revenue............       3,057       18,517                       21,574
                                                     ----------   ----------                   ----------
Total revenues.....................................   1,667,270    1,197,182                    2,864,452
                                                     ----------   ----------                   ----------
Expenses:
  Hotel operating expenses:
     Room..........................................     309,234      184,791                      494,025
     Food and beverage expenses....................     200,855      209,962                      410,817
     Other operating departments...................      37,172       48,263                       85,435
  Management and incentive fees....................      77,214       28,943                      106,157
  Other property operating costs...................     437,763      302,347                      740,110
  Property taxes, insurance, and other.............     161,999       72,310                      234,309
Corporate expenses.................................      13,267        9,445                       22,712
Depreciation.......................................     161,316      107,362   $   (19,688)(D)    248,990
                                                     ----------   ----------   -----------     ----------
Total operating expenses...........................   1,398,820      963,423       (19,688)     2,342,555
                                                     ----------   ----------   -----------     ----------
Operating income...................................     268,450      233,759        19,688        521,897
                                                     ----------   ----------   -----------     ----------
Interest expense, net..............................     156,712      122,109        31,183(E)     310,004
Loss on assets held for sale.......................      63,000                                    63,000
Other..............................................       3,376        2,028                        5,404
                                                     ----------   ----------   -----------     ----------
Income before equity in income from unconsolidated
  entities, minority interests, and gain on sale of
  assets...........................................      45,362      109,622       (11,495)       143,489
Equity in income from unconsolidated entities......      11,436                                    11,436
Minority interests.................................      (7,357)     (10,240)          516(F)     (17,081)
Gains on sale of assets............................       4,388        3,425                        7,813
                                                     ----------   ----------   -----------     ----------
Net income before extraordinary items..............      53,829      102,807       (10,979)       145,657
Preferred distributions............................     (24,682)                   (10,500)(G)    (35,182)
                                                     ----------   ----------   -----------     ----------
Net income before extraordinary items applicable to
  common shareholders..............................  $   29,147   $  102,807   $   (21,479)    $  110,475
                                                     ==========   ==========   ===========     ==========
Basic per share data:
  Net income before extraordinary items applicable
     to common shareholders........................  $     0.53                                $     1.23
                                                     ==========                                ==========
     Weighted average shares outstanding...........      55,264                     34,872(H)      90,136
                                                     ==========                ===========     ==========
Diluted per share data:
  Net income before extraordinary items applicable
     to common shareholders........................  $     0.53                                $     1.21
                                                     ==========                                ==========
     Weighted average shares outstanding...........      55,519                     35,763(H)      91,282
                                                     ==========                ===========     ==========

           See notes to pro forma combined statements of operations.

              NOTES TO PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                    FOR THE SIX MONTHS ENDED JUNE 30, 2001,
                      AND THE YEAR ENDED DECEMBER 31, 2000
                                  (UNAUDITED)

(A) Represents FelCor's historical results of operations, excluding extraordinary items, plus the pro forma effect of FelCor's acquisition of 88 hotel leases from Six Continents Hotels as if the acquisition occurred on January 1, 2000. The computation is as follows (in thousands, except per share amounts):

                                                                                                    FELCOR
                                                          FELCOR        BRISTOL     PRO FORMA      POST RMA
                                                       HISTORICAL(1)   TENANT(2)   ADJUSTMENTS      TOTAL
                                                       -------------   ---------   -----------     --------
Revenues:
  Room and suite revenue.............................    $365,343      $270,514                    $635,857
  Food and beverage revenue..........................      53,150        70,780                     123,930
  Other operating departments........................      24,790        15,845                      40,635
  Percentage lease revenue...........................     115,137                   $(115,137)(3)
  Retail space rental and other revenue..............       1,882                                     1,882
                                                         --------      --------     ---------      --------
Total revenues.......................................     560,302       357,139      (115,137)      802,304
                                                         --------      --------     ---------      --------
Expenses:
  Hotel operating expenses:
    Room.............................................      83,404        63,811                     147,215
    Food and beverage expenses.......................      39,141        56,268                      95,409
    Other operating departments......................      10,922         6,506                      17,428
  Management and incentive fees......................      12,612                      23,085(4)     35,697
  Other property operating costs.....................     121,642       110,710       (11,751)(5)   220,601
  Property taxes, insurance, and other...............      76,460       115,924      (114,967)(3)    77,417
  Corporate expenses.................................       6,372                                     6,372
  Depreciation.......................................      79,513                                    79,513
  Lease termination costs............................      36,226                     (36,226)(6)
                                                         --------      --------     ---------      --------
Total operating expenses.............................     466,292       353,219      (139,859)      679,652
                                                         --------      --------     ---------      --------
Operating income.....................................      94,010         3,920        24,722       122,652
                                                         --------      --------     ---------      --------
Interest expense, net................................      79,621           356                      79,977
Swap termination costs...............................       4,824                                     4,824
                                                         --------      --------     ---------      --------
Income (loss) before equity in income from
  unconsolidated entities, minority interests, and
  gain on sale of assets.............................       9,565         3,564        24,722        37,851
                                                         --------      --------     ---------      --------
Equity in income from unconsolidated entities........       6,328                                     6,328
Minority interests...................................      (2,870)                     (4,145)(7)    (7,015)
Gain on sale of assets, net..........................       2,955                                     2,955
                                                         --------      --------     ---------      --------
Net income (loss) before extraordinary items.........      15,978         3,564        20,577        40,119
Preferred distributions..............................     (12,300)                                  (12,300)
                                                         --------      --------     ---------      --------
Net income (loss) before extraordinary items
  applicable to common shareholders..................    $  3,678      $  3,564     $  20,577      $ 27,819
                                                         ========      ========     =========      ========
Basic per share data:
  Net income (loss) before extraordinary items
    applicable to common shareholders................    $   0.07                                  $   0.53
                                                         ========                                  ========
  Weighted average shares outstanding................      52,614                                    52,614
                                                         ========                                  ========
Diluted per share data:
  Net income (loss) before extraordinary items
    applicable to common shareholders................    $   0.07                                  $   0.53
                                                         ========                                  ========
  Weighted average shares outstanding................      53,055                                    53,055
                                                         ========                                  ========

---------------

(1) Represents the historical results of operations of FelCor for the six months ended June 30, 2001, excluding extraordinary items. Effective January 1, 2001, with the enactment of the REIT Modernization Act, FelCor had completed transactions that resulted in its newly formed taxable subsidiaries acquiring leases for 96 hotels that were previously leased to either DJONT or Six Continents Hotels, accordingly, the revenues and expenses associated with these hotels are included in FelCor's historical consolidated statement of operations for the six month period ended June 30, 2001.

(2) Represents the historical results of operations of FelCor hotels leased to subsidiaries of Six Continents Hotels for the six months ended June 30, 2001, excluding extraordinary items.

(3) Represents the elimination of historical percentage lease revenue and expense between FelCor and Six Continents Hotels. The expense elimination also includes a $170,000 adjustment of an estimate of property tax expense.

(4) Represents the adjustment required to record the management fees at their contractual rates. In the negotiation for the acquisition of the 88 leases and the new long-term management contracts with Six Continents Hotels, FelCor was able to spread the cost of the lease acquisition cost over the term of the management agreement, by agreeing to pay management fees that are higher than those paid by FelCor to other managers for comparable services. Management fees for the 88 hotels are broken out between a base fee, computed at 2% of total hotel revenue plus 5% of room revenue, and an incentive fee, computed using a formula incorporating hotel net operating income and FelCor's return on its investment in these hotels. The new management contracts transfer the operating risk and reward of the hotels to FelCor, as compared to the percentage leases, under which FelCor received percentage lease revenue based solely on hotel revenues. Additionally, under the new management contracts, FelCor has the ability to terminate management contracts for hotels by substituting hotels with similar revenue streams.

(5) Represents the elimination of historical franchise fees. These agreements have been replaced with management contracts.

(6) Represents the elimination of lease termination costs associated with the acquisition of DJONT and the Six Continents Hotels leases in January 2001.

(7) Represents the adjustment to record FelCor's minority interest holders share of the revenues and expenses of the Bristol Tenant lessee and the proforma adjustments.

(B) Represents MeriStar's historical results of operations, excluding extraordinary items. Effective January 1, 2001, because of the enactment of the REIT Modernization Act, taxable REIT subsidiaries of MeriStar were assigned the leases on 106 hotels that had previously been held by MeriStar Hotels & Resorts, Inc. and entered into management contracts with MeriStar Hotels & Resorts to manage these hotels. Accordingly, the related hotel revenues, expenses and management fees are included in MeriStar's historical results of operations for the six month period ended June 30, 2001. Certain reclassifications have been made to conform to the presentation of our statements of operations.

(C) On May 10, 2001, FelCor and MeriStar announced that they had signed a merger agreement, under which MeriStar will merge with and into FelCor, a wholly-owned subsidiary of FelCor LP will merge with and into MeriStar LP, and the limited partners of MeriStar LP, other than FelCor and its subsidiaries, will exchange their interests in MeriStar LP for interests in FelCor LP and, where applicable, cash. Under the merger agreement, each holder of MeriStar common stock will receive, for each share of MeriStar common stock, $4.60 in cash plus 0.784 of a share of FelCor common stock. Each holder of common units and profits-only partnership units in MeriStar LP, other than FelCor and its subsidiaries will receive, for each common unit and profits-only unit, $4.60 in cash plus 0.784 of a common unit of FelCor LP. Each holder of Class C preferred units in MeriStar LP will receive, for each unit, $4.60 in cash plus 0.784 of a Series C preferred unit in FelCor LP. Each holder of Class D preferred units in MeriStar LP will receive, for each unit, one Series D preferred unit in FelCor LP. Amounts represent adjustments to record the merger and related transactions as if the merger had occurred on January 1 of the fiscal period presented. Shares of FelCor common stock and FelCor LP common units are valued at $22.10, the closing price of FelCor common stock on the date of the announcement. The calculation of the merger acquisition cost is as follows (in thousands, except share and unit data):

        Issuance of 34.872 million shares of FelCor common stock in exchange for 44.5 million shares of MeriStar common
          stock.....................................................   $  770,677
        Issuance of 2.764 million FelCor LP common units in exchange for 3.5 million MeriStar LP common and profits-only
          units.....................................................       61,082
        Issuance of 755,954 FelCor LP Series C preferred units in
          exchange for 964,227 MeriStar LP Class C preferred
          units.....................................................       16,707
        Payment of $4.60 per share of MeriStar common stock and per
          MeriStar LP common, Class C preferred and profits-only
          units.....................................................      225,260
        Issuance of 392,157 FelCor LP Series D preferred units in
          exchange for a like number of MeriStar LP Class D
          preferred units...........................................        8,690
        Issuance of 3.6 million FelCor stock options based on a
          0.784 exchange ratio in exchange for MeriStar stock
          options, assuming all MeriStar option holders are not
          retained by FelCor........................................       10,600
        Assumption of MeriStar's liabilities........................    1,874,936
        Transaction costs...........................................       39,600
                                                                       ----------
        Total merger acquisition cost...............................   $3,007,552
                                                                       ==========

     The following is a calculation of estimated transaction costs (in thousands):

        Financial advisory fees.....................................   $   12,000
        Consent payments in connection with debt agreements.........       10,600
        Severance and noncompete payments...........................        8,000
        Legal fees..................................................        3,000
        Accounting fees.............................................        1,000
        Mailing and filing fees.....................................        1,000
        Other.......................................................        4,000
                                                                       ----------
                  Transaction costs.................................   $   39,600
                                                                       ==========

(D) Represents the reduction in historical depreciation associated with the allocation of FelCor's purchase price of MeriStar. The allocation of basis to the assets acquired from MeriStar is as follows (in thousands):

        Total merger acquisition cost...............................  $3,007,552
        Less: non-real estate assets acquired at historical cost
          (which approximates fair value)...........................     202,203
                                                                      ----------
        Allocation to investment in hotels..........................  $2,805,349
                                                                      ==========

     The basis is anticipated to be allocated $280.5 million to land, $2,384.6 million to buildings and improvements, and $140.3 million to furniture, fixtures, and equipment. The depreciable lives assigned to buildings and improvements are forty years and five years for furniture, fixtures, and equipment. The adjustment is calculated as follows (in thousands):

                                                          FOR THE YEAR ENDED   FOR THE SIX MONTHS ENDED
                                                          DECEMBER 31, 2000         JUNE 30, 2001
                                                          ------------------   ------------------------
        Buildings and improvements acquired from
          MeriStar......................................      $  59,618                $ 29,809
        Furniture, fixtures, and equipment acquired from
          MeriStar......................................         28,056                  14,028
                                                              ---------                --------
                                                                 87,674                  43,837
        Historical MeriStar depreciation................       (107,362)                (58,405)
                                                              ---------                --------
        Net adjustment..................................      $ (19,688)               $(14,568)
                                                              =========                ========

(E) Represents the net adjustment to historical interest expense for the increase in interest expense related to new borrowings resulting from merger related transactions offset by reductions in historical interest expense related to borrowings that will be repaid with the proceeds of the new borrowings as follows (in thousands):

                                                INTEREST      FOR THE YEAR ENDED   FOR THE SIX MONTHS ENDED
                                                  RATE        DECEMBER 31, 2000         JUNE 30, 2001
                                                --------      ------------------   ------------------------
        Increases:
          New senior notes of $600,000........    8.58%(1)         $51,052                 $22,965
          New mortgage debt of $350,000.......        (2)           29,540                  11,725
          Incremental line of credit
             borrowings.......................        (3)            6,876                   1,019
          Amortization of deferred financing
             costs of new borrowings of
             $18,950 over lives of 1-10
             years............................                       5,883                   2,942
                                                                   -------                 -------
          Total increases.....................                      93,351                  38,651
                                                                   -------                 -------

                                                INTEREST      FOR THE YEAR ENDED   FOR THE SIX MONTHS ENDED
                                                  RATE        DECEMBER 31, 2000         JUNE 30, 2001
                                                --------      ------------------   ------------------------
        Reductions:
          FelCor $61,744 mortgage debt
             repaid...........................        (4)            5,340                   1,940
          MeriStar $202,623 subordinated notes
             repaid...........................    8.71%(5)          17,648                   8,824
          MeriStar $154,300 convertible notes
             repaid...........................    4.75%(5)           7,329                   3,665
          MeriStar $227,000 line of credit
             repaid...........................        (6)           16,753                   8,535
          MeriStar $195,000 term loans
             repaid...........................        (6)           16,318                   7,739
          Historical interest capitalized by
             MeriStar.........................                      (5,805)                 (2,876)
          Historical amortization of MeriStar
             deferred financing costs.........                       4,585                   2,293
                                                                   -------                 -------
          Total reductions....................                      62,168                  30,120
                                                                   -------                 -------
        Net adjustment........................                     $31,183                 $ 8,531
                                                                   =======                 =======

---------------

(1)  Represents effective fixed rate on notes issued in May 2001.

(2) Represents estimated variable rate of LIBOR plus 200 basis points to be committed by lender. Weighted average 30 day LIBOR was 6.44% for the year ended December 31, 2000 and 4.70% for the six months ended June 30, 2001. An increase of 0.125% in interest rates would increase interest expense by $437,500 and $218,750 and decrease net income available to common shareholders by $391,563 and $191,406 for the year ended December 31, 2000 and the six months ended June 30, 2001, respectively.

(3) Represents contractual variable rate of LIBOR plus 200 basis points. On a pro forma basis, FelCor will have a balance outstanding on the line of credit of $330,373 for the periods presented. This adjustment represents the incremental interest on this balance in excess of historical amounts.

(4) Represents the weighted average historical rates which were approximately 8.44% and 6.70% for the periods ended December 31, 2000 and June 30, 2001, respectively.

(5) Represents contractual fixed rates of 8.71% on subordinated notes with a principal balance of $202.5 million and 4.75% on convertible notes with a principal balance of $154.3 million.

(6) Represents the historical weighted average interest rates (adjusted for historical interest rate hedges) for the periods presented are as follows:

                                                       2000    2001
                                                       -----   -----
Line of credit.......................................  7.38%   7.52%
$121 million term loan...............................  8.30%   7.82%
$74 million term loan................................  8.48%   8.13%

     FelCor expects to assume approximately $500 million of MeriStar LP's senior notes and approximately $374 million of mortgage debt of MeriStar's subsidiaries in connection with the merger.
---------------

(F) Represents adjustment necessary to record impact of merger related transactions on minority interests. After the partnership merger, MeriStar LP common unit holders will have the option of redeeming each FelCor LP common unit issued to them for an amount of cash equal to the then average market price of a share of FelCor common stock, or, at FelCor's option, one share of FelCor common stock. If holders elect to redeem their units, FelCor intends to redeem them by issuing its common stock. Accordingly, pro forma effect has not been given to the range of possible results.

(G) Represents dividends on the proposed issuance of $100 million of cumulative redeemable preferred stock at an assumed dividend rate of 10.5%. An increase of 0.125% in the dividend rate would increase the preferred dividends by $125,000 and $62,500 and decrease net income available to common shareholders by $111,875 and $54,688 for the year ended December 31, 2000 and the six months ended June 30, 2001, respectively.

(H) Represents the impact of additional shares issued in the merger on a basic and diluted basis and the dilutive effect of FelCor stock options issued to MeriStar option holders as follows (in thousands):

        Basic
          Shares issued to MeriStar stockholders....................  34,872
                                                                      ------
          Adjustment to weighted average shares-basic...............  34,872
        Diluted
          Dilutive effect of options issued to MeriStar
             optionholders..........................................     891
                                                                      ------
        Adjustment to weighted average shares-diluted...............  35,763
                                                                      ======

     FelCor does not include partnership units in its diluted weighted average shares computation. If the partnership units were included, the net income available to common shareholders would be increased by the minority interest allocated to the partnership unitholders, resulting in no impact to earnings per share.

(I) Represents FelCor's historical results of operations, excluding extraordinary items, plus the pro forma effect of FelCor's acquisitions of DJONT and 100 hotel leases from Six Continents Hotels as if the acquisition occurred on January 1, 2000. The computation is as follows (in thousands, except per share amounts):

                                                                           BRISTOL
                                 FELCOR          DJONT        BRISTOL      TENANT
                               HISTORICAL   OPERATIONS, LLC    TENANT    PREDECESSOR
                                  (1)             (2)           (3)          (4)
                               ----------   ---------------   --------   -----------
Revenues:
 Room and suite revenue......                  $709,793       $461,978    $143,952
 Food and beverage revenue...                   112,612        115,176      36,645
 Other operating
   departments...............                    56,476         31,859       5,401
 Percentage lease revenue....   $536,907
 Retail space rental and
   other revenue.............      3,057
                                --------       --------       --------    --------
Total revenues...............    539,964        878,881        609,013     185,998
                                --------       --------       --------    --------
Expenses:
 Hotel operating expenses:
   Room......................                   169,531        109,074      32,163
   Food and beverage
     expenses................                    84,602         90,025      28,190
   Other operating
     departments.............                    22,168         11,267       3,859
Management and incentive
 fees........................                    24,766         16,770       5,589
Other property operating
 costs.......................                   236,186        178,234      53,903
Percentage lease expense.....                   277,491        197,210      62,206
Property taxes, insurance,
 and other...................     89,257         70,498          2,128         710
Corporate expenses...........     12,256          1,011
Depreciation.................    160,745            572
                                --------       --------       --------    --------
Total operating expenses.....    262,258        886,825        604,708     186,620
                                --------       --------       --------    --------
Operating income (loss)......    277,706         (7,944)         4,305        (622)
                                --------       --------       --------    --------
Interest expense, net........    156,712            618           (133)        (35)
Loss on assets held for
 sale........................     63,000
Other........................      3,376
                                --------       --------       --------    --------
Income (loss) before equity
 in income from
 unconsolidated entities,
 minority interests, and gain
 on sale of assets...........     54,618         (8,562)         4,438        (587)
                                --------       --------       --------    --------
Equity in income from
 unconsolidated entities.....     14,820            593
Minority interests...........     (8,262)        (3,243)
Gain on sale of assets.......      4,388
Income tax expense
 (benefit)...................                                    2,798        (267)
                                --------       --------       --------    --------
Net income (loss) before
 extraordinary items.........     65,564        (11,212)         1,640        (320)
Preferred distributions......    (24,682)
                                --------       --------       --------    --------
Net income (loss) before
 extraordinary items
 applicable to common
 shareholders................   $ 40,882       $(11,212)      $  1,640    $   (320)
                                ========       ========       ========    ========
Basic per share data:
 Net income (loss) before
   extraordinary items
   applicable to common
   shareholders..............   $   0.74
                                ========
 Weighted average shares
   outstanding...............     55,264
                                ========
Diluted per share data:
 Net income (loss) before
   extraordinary items
   applicable to common
   shareholders..............   $   0.74
                                ========
 Weighted average shares
   outstanding...............     55,519
                                ========


                                              BRISTOL                          FELCOR
                                 TOTAL      ELIMINATIONS    PROFORMA          POST RMA
                               HISTORICAL       (5)        ADJUSTMENTS         TOTAL
                               ----------   ------------   -----------       ----------
Revenues:
 Room and suite revenue......  $1,315,723     $ (6,431)                      $1,309,292
 Food and beverage revenue...     264,433       (2,864)                         261,569
 Other operating
   departments...............      93,736         (384)                          93,352
 Percentage lease revenue....     536,907                   $(536,907)(6)
 Retail space rental and
   other revenue.............       3,057                                         3,057
                               ----------     --------      ---------        ----------
Total revenues...............   2,213,856       (9,679)      (536,907)        1,667,270
                               ----------     --------      ---------        ----------
Expenses:
 Hotel operating expenses:
   Room......................     310,768       (1,534)                         309,234
   Food and beverage
     expenses................     202,817       (1,962)                         200,855
   Other operating
     departments.............      37,294         (122)                          37,172
Management and incentive
 fees........................      47,125          (76)        30,165(7)         77,214
Other property operating
 costs.......................     468,323       (5,929)       (24,631)(8)       437,763
Percentage lease expense.....     536,907                    (536,907)(6)
Property taxes, insurance,
 and other...................     162,593         (594)                         161,999
Corporate expenses...........      13,267                                        13,267
Depreciation.................     161,317           (1)                         161,316
                               ----------     --------      ---------        ----------
Total operating expenses.....   1,940,411      (10,218)      (531,373)        1,398,820
                               ----------     --------      ---------        ----------
Operating income (loss)......     273,445          539         (5,534)          268,450
                               ----------     --------      ---------        ----------
Interest expense, net........     157,162          168           (618)(9)       156,712
Loss on assets held for
 sale........................      63,000                                        63,000
Other........................       3,376                                         3,376
                               ----------     --------      ---------        ----------
Income (loss) before equity
 in income from
 unconsolidated entities,
 minority interests, and gain
 on sale of assets...........      49,907          371         (4,916)           45,362
                               ----------     --------      ---------        ----------
Equity in income from
 unconsolidated entities.....      15,413                      (3,977)(10)       11,436
Minority interests...........     (11,505)                      4,063(11)        (7,357)
Gain on sale of assets.......       4,388                                         4,388
Income tax expense
 (benefit)...................       2,531                      (2,531)(12)
                               ----------     --------      ---------        ----------
Net income (loss) before
 extraordinary items.........      55,672          371         (2,299)           53,829
Preferred distributions......     (24,682)                                      (24,682)
                               ----------     --------      ---------        ----------
Net income (loss) before
 extraordinary items
 applicable to common
 shareholders................  $   30,990     $    371      $  (2,299)       $   29,147
                               ==========     ========      =========        ==========
Basic per share data:
 Net income (loss) before
   extraordinary items
   applicable to common
   shareholders..............                                                $     0.53
                                                                             ==========
 Weighted average shares
   outstanding...............                                                    55,264
                                                                             ==========
Diluted per share data:
 Net income (loss) before
   extraordinary items
   applicable to common
   shareholders..............                                                $     0.53
                                                                             ==========
 Weighted average shares
   outstanding...............                                                    55,519
                                                                             ==========

---------------

 (1) Represents the historical results of operations of FelCor for the year ended December 31, 2000. Certain amounts have been reclassified to conform to the June 30, 2001 presentation with no effect on previously reported net income.

 (2) Represents the historical results of operations of DJONT for the year ended December 31, 2000. Certain amounts have been reclassified to conform to the June 30, 2001 presentation with no effect on previously reported net income.

 (3) Represents the historical results of operations of Bristol Tenant for the nine months ended December 31, 2000. Certain amounts have been reclassified to conform to the June 30, 2001 presentation with no effect on previously reported net income.

 (4) Represents the historical results of operations of Bristol Tenant Predecessor for the three months ended March 31, 2000. Certain amounts have been reclassified to conform to the June 30, 2001 presentation with no effect on previously reported net income.

 (5) Represents adjustment to eliminate historical amounts related to (i) a hotel leased by Bristol Tenant not owned by FelCor and (ii) a hotel owned by FelCor but sold in December 2000.

 (6) Represents the elimination of historical percentage lease revenues and expenses between FelCor and the lessees.

 (7) Represents the adjustment required to record the management fees at their contractual rates. In the negotiation for the acquisition of the 88 leases and the new long-term management contracts with Six Continents Hotels, FelCor was able to spread the cost of the lease acquisition over the term of the management agreement, by agreeing to pay management fees that are higher than those paid by FelCor to other managers for comparable services. Management fees for the 88 hotels are broken out between a base fee, computed at 2% of total hotel revenue plus 5% of room revenue, and an incentive fee, computed using a formula incorporating hotel net operating income and FelCor's return on its investment in these hotels. The new management contracts transfer the operating risk and reward of the hotels to FelCor, as compared to the percentage leases, under which FelCor received percentage lease revenue based solely on hotel revenues. Additionally, under the new management contracts, FelCor has the ability to terminate management contracts for hotels by substituting hotels with similar revenue streams.

 (8) Represents the elimination of historical franchise fees paid to Six Continents Hotels. These agreements have been replaced with management contracts.

 (9) Represents the elimination of $618,000 in interest expense paid by DJONT to FelCor.

(10) Represents the elimination of FelCor's equity in income of DJONT's consolidated subsidiary.

(11) Represents adjustment of $135,000 to record the minority interest holders share of the revenues and expenses of the lessees plus the elimination of the DJONT minority interest of $3,243,000 represented by FelCor's ownership discussed in (10) above.

(12) Represents the elimination of the historical tax provisions of the Six Continents Hotels lessees due to the pro forma taxable loss of the TRSs. No benefit has been recorded for deferred taxes related to these losses due to the uncertainty of their recoverability, because based on the weight of available evidence, management has determined it is more likely than not that the entire balance of deferred tax assets will not be realized by the TRSs.

---------------

(J) Represents MeriStar's historical results of operations, excluding extraordinary items, plus the pro forma effect of MeriStar's acquisition of 106 hotel leases from MeriStar Hotels & Resorts, Inc. as if the acquisitions occurred on January 1, 2000. The computation is as follows (in thousands):

                                                        MERISTAR
                                                       HISTORICAL    PRO FORMA        MERISTAR
                                                          (1)       ADJUSTMENTS       POST RMA
                                                       ----------   -----------      ----------
Revenues:
  Room and suite revenue.............................                $ 782,288(2)    $  782,288
  Food and beverage revenue..........................                  290,792(2)       290,792
  Other operating departments........................                   84,660(2)        84,660
  Percentage lease revenue...........................  $ 385,141      (364,216)(3)       20,925
  Retail space rental and other revenue..............     15,637         2,880(4)        18,517
                                                       ---------     ---------       ----------
          Total revenues.............................    400,778       796,404        1,197,182
                                                       ---------     ---------       ----------
Expenses:
  Hotel operating expenses:
     Rooms...........................................                  184,791(2)       184,791
     Food and beverage expenses......................                  209,962(2)       209,962
     Other operating departments.....................                   48,263(2)        48,263
  Management and incentive fees......................                   28,943(5)        28,943
  Other property operating costs.....................      2,731       299,616(6)       302,347
  Property taxes, insurance and other................     47,481        24,829(2)        72,310
  Corporate expenses.................................      9,445                          9,445
  Depreciation.......................................    107,362                        107,362
                                                       ---------     ---------       ----------
          Total operating expenses...................    167,019       796,404          963,423
                                                       ---------     ---------       ----------
Operating income.....................................    233,759                        233,759
                                                       ---------     ---------       ----------
Interest expense, net................................    122,109                        122,109
Other................................................      2,028                          2,028
                                                       ---------     ---------       ----------
Income before minority interest and gain on sale of
  assets.............................................    109,622                        109,622
Minority interests...................................    (10,240)                       (10,240)
Gain on sale of assets...............................      3,425                          3,425
                                                       ---------     ---------       ----------
Net income before extraordinary items applicable to
  common shareholders................................  $ 102,807     $               $  102,807
                                                       =========     =========       ==========

---------------

(1) Represents MeriStar's historical results of operations, excluding extraordinary items. Certain reclassifications have been made to conform to the presentation of FelCor's statement of operations.

(2) Represents the historical hotel revenues and expenses of the 106 hotels formerly leased to MeriStar Hotels & Resorts, Inc.

(3) Represents the elimination of historical percentage lease revenue received from MeriStar Hotels & Resorts.

(4) Represents historical other hotel revenue of the 106 hotels formerly leased to MeriStar Hotels & Resorts.

(5) Represents the contractual management fee which will be paid to MeriStar Hotels & Resorts under the new management agreements. The base management fee under the agreements is 2.5% of hotel revenues.

     Until January 1, 2001, MeriStar Hotels & Resorts leased substantially all of its hotels from MeriStar. Under these leases, MeriStar Hotels & Resorts assumed all of the operating risks and rewards of these hotels and paid MeriStar a percentage of revenue at each hotel under the lease agreements. Therefore, for financial statement purposes through December 31, 2000, MeriStar Hotels & Resorts recorded all of the operating revenues and expenses of the hotels in its statements of operations, and MeriStar recorded lease revenue earned under the lease agreements in its statements of operations. Effective January 1, 2001, MeriStar Hotels & Resorts assigned the hotel leases to newly created, wholly owned, taxable REIT subsidiaries of MeriStar and MeriStar's taxable REIT subsidiaries in turn, entered into management agreements with MeriStar Hotels & Resorts to manage these hotels. As a result of this change in structure, MeriStar's wholly owned taxable REIT subsidiaries have assumed the operating risks and rewards of the hotels and now pay MeriStar Hotels & Resorts a management fee to manage the hotels for them. For consolidated financial statement purposes, effective January 1, 2001, MeriStar now records all of the revenues and expenses of the hotels in its statement of operations, including a management fee paid to MeriStar Hotels & Resorts. The terms of the management agreements are designed to substantially mirror the economics of the former leases.

(6) Represents historical other undistributed operating costs of the 106 hotels formerly leased to MeriStar Hotels & Resorts.

  PRO FORMA COMBINED BALANCE SHEET

     The following unaudited Pro Forma Combined Balance Sheet as of June 30, 2001 is based in part upon the Consolidated Balance Sheets of FelCor and MeriStar incorporated by reference, and the consolidated balance sheet of Bristol Tenant which was provided to us by Bristol Tenant.

     The Pro Forma Combined Balance Sheet assumes all of the following occurred on June 30, 2001:

     - our acquisition of the remaining 88 leases held by Six Continents Hotels, effective July 1, 2001; and

     - the completion of the MeriStar merger and related financings and the application of the net proceeds.

     In the opinion of our management, all material adjustments necessary to reflect the effects of the foregoing transactions have been made. The unaudited Pro Forma Combined Balance Sheet is presented for illustrative purposes only and is not necessarily indicative of what the actual financial position would have been had the MeriStar merger and the other transactions described above occurred on June 30, 2001, nor does it purport to represent our future financial position.

                       FELCOR LODGING TRUST INCORPORATED

                        PRO FORMA COMBINED BALANCE SHEET
                              AS OF JUNE 30, 2001
                           (UNAUDITED, IN THOUSANDS)

                                        FELCOR         RMA                     MERISTAR
                                      HISTORICAL   ACQUISITION     FELCOR     HISTORICAL       MERGER         PRO FORMA
                                         (A)           (B)        POST RMA       (C)       ADJUSTMENTS(D)       TOTAL
                                      ----------   -----------   ----------   ----------   --------------     ----------
                                                         ASSETS


Net investment in hotels............  $3,710,694                 $3,710,694   $2,867,134     $ (61,785)(E)    $6,516,043
Investment in unconsolidated
  entities..........................     154,980                   154,980        41,714                         196,694
Assets held for sale................      52,122                    52,122                                        52,122
Cash and cash equivalents...........      64,220    $   1,471       65,691        20,550                          86,241
Restricted cash.....................     323,555                   323,555        20,201      (316,460)(F)        27,296
Due from MeriStar Hotels &
  Resorts...........................                                              10,893                          10,893
Note receivable from MeriStar Hotels
  & Resorts.........................                                              36,000                          36,000
Accounts receivable.................      46,449       33,924       80,373        57,040                         137,413
Prepaid expenses....................      12,056        1,941       13,997        15,765                          29,762
Deferred expenses, net..............      32,201                    32,201        21,570       (11,620)(G)        42,151
Other assets........................       7,251        5,022       12,273            40                          12,313
                                      ----------    ---------    ----------   ----------     ---------        ----------
        Total assets................  $4,403,528    $  42,358    $4,445,886   $3,090,907     $(389,865)       $7,146,928
                                      ==========    =========    ==========   ==========     =========        ==========

                                           LIABILITIES & SHAREHOLDERS' EQUITY

Debt................................  $2,134,093                 $2,134,093   $1,653,050     $(138,450)(H)    $3,648,693
Distributions payable...............      34,199                    34,199        24,245                          58,444
Accrued expenses and other..........     146,077    $  42,358      188,435       194,948                         383,383
Minority interest in Operating
  Partnership.......................     253,841                   253,841        93,288       (13,654)(I)       333,475
Minority interest in other
  partnerships......................      50,474                    50,474         2,693                          53,167
                                      ----------    ---------    ----------   ----------     ---------        ----------
        Total liabilities...........   2,618,684       42,358    2,661,042     1,968,224      (152,104)        4,477,162
                                      ----------    ---------    ----------   ----------     ---------        ----------
Shareholders' equity:
Preferred stock.....................     293,265                   293,265                     100,000(J)        393,265
Common stock........................         699                       699           486          (137)(K)         1,048
Additional paid-in capital..........   2,063,981                 2,063,981     1,180,687      (396,114)(K)     2,848,554
Accumulated other comprehensive
  income (loss).....................        (899)                     (899)      (13,350)       13,350(L)           (899)
Distributions in excess of
  earnings..........................    (256,221)                 (256,221)       28,981       (28,981)(L)      (256,221)
Less: Common stock in treasury, at
  cost..............................    (315,981)                 (315,981)      (74,121)       74,121(L)       (315,981)
                                      ----------    ---------    ----------   ----------     ---------        ----------
        Total shareholders'
          equity....................   1,784,844                 1,784,844     1,122,683      (237,761)        2,669,766
                                      ----------    ---------    ----------   ----------     ---------        ----------
        Total liabilities and
          shareholders' equity......  $4,403,528    $  42,358    $4,445,886   $3,090,907     $(389,865)       $7,146,928
                                      ==========    =========    ==========   ==========     =========        ==========

                 See notes to pro forma combined balance sheet.

                NOTES TO FELCOR PRO FORMA COMBINED BALANCE SHEET
                              AS OF JUNE 30, 2001
                                  (UNAUDITED)

(A)  Represents our historical consolidated balance sheet as of June 30, 2001.

(B) Effective January 1, 2001, with the enactment of the REIT Modernization Act, we had completed transactions that resulted in its newly formed taxable REIT subsidiaries acquiring leases for 96 hotels that were previously leased to either DJONT or Six Continents Hotels. Accordingly, the assets and liabilities associated with these hotels are included in our consolidated balance sheet as of June 30, 2001. In March 2001, we entered into an agreement with Six Continents Hotels to acquire the remaining 88 hotel leases effective July 1, 2001. In consideration for the acquisition of these leases, taxable REIT subsidiaries of FelCor entered into long-term management agreements with Six Continents Hotels with regard to these hotels and issued to Six Continents Hotels 100 shares of FelCor common stock. The pro forma adjustment column represents the historical hotel assets and liabilities associated with the 88 hotels as if the Six Continents Hotels leases were acquired effective June 30, 2001.

(C) Represents the historical consolidated balance sheet of MeriStar as of June 30, 2001. Certain reclassifications have been made to conform to the presentation of our balance sheet.

(D) On May 10, 2001, FelCor and MeriStar announced that they had signed a merger agreement, under which MeriStar will merge with and into FelCor, one of our wholly-owned subsidiaries will merge with and into MeriStar LP, and the limited partners of MeriStar LP, other than FelCor and its subsidiaries, will exchange their interests in MeriStar LP for interests in FelCor LP and, where applicable, cash. Under the merger agreement, each holder of MeriStar common stock will receive, for each share of MeriStar common stock, $4.60 in cash plus 0.784 of a share of FelCor common stock. Each holder of common units and profits-only partnership units in MeriStar LP, other than FelCor and its subsidiaries, will receive, for each common unit and profits-only unit, $4.60 in cash plus 0.784 of a common unit of FelCor LP. Each holder of Class C preferred units in MeriStar LP will receive, for each unit, $4.60 in cash plus 0.784 of a Series C preferred unit in FelCor LP. Each holder of Class D preferred units in MeriStar LP will receive, for each unit, one Series D preferred unit in FelCor LP. Amounts represent adjustments to record the merger and related transactions as if the merger had occurred on June 30, 2001. Shares of FelCor common stock and FelCor LP common units are valued at $22.10, the closing price of FelCor common stock on the date of the announcement. The calculation of the merger acquisition cost is as follows (in thousands, except share and unit data):

        Issuance of 34.872 million shares of FelCor common stock in exchange for 44.5 million shares of MeriStar common
          stock.....................................................  $  770,677
        Issuance of 2.764 million FelCor LP common units in exchange for 3.5 million MeriStar LP common and profits-only
          units.....................................................      61,082
        Issuance of 755,954 FelCor LP Series C preferred units in
          exchange for 964,227 MeriStar LP Class C preferred
          units.....................................................      16,707
        Payment of $4.60 per share of MeriStar common stock and per
          MeriStar LP common, Class C preferred and profits-only
          units.....................................................     225,260
        Issuance of 392,157 FelCor LP Series D preferred units in
          exchange for a like number of MeriStar LP Class D
          preferred units...........................................       8,690
        Issuance of 3.6 million FelCor stock options based on a
          0.784 exchange ratio in exchange for MeriStar stock
          options, assuming all MeriStar option holders are not
          retained by FelCor........................................      10,600
        Assumption of MeriStar's liabilities........................   1,874,936
        Transaction costs...........................................      39,600
                                                                      ----------
        Total merger acquisition cost...............................  $3,007,552
                                                                      ==========

     The following is a calculation of estimated transaction costs (in thousands):

Financial advisory fees.....................................  $12,000
Consent payments in connection with debt agreements.........   10,600
Severance noncompete tax payments...........................    8,000
Legal fees..................................................    3,000
Accounting fees.............................................    1,000
Mailing and filing fees.....................................    1,000
Other.......................................................    4,000
                                                              -------
          Transaction costs.................................  $39,600
                                                              =======

(E) Represents the purchase accounting adjustment to the historical carrying value of MeriStar investment in hotels as follows (in thousands):

        FelCor allocation to investment in hotels...................  $2,805,349
        MeriStar historical carrying amount.........................   2,867,134
                                                                      ----------
             Adjustment.............................................  $  (61,785)
                                                                      ==========

(F) Represents the release of a portion of the proceeds of the $600 million notes placement which will be used to repay MeriStar debt upon closing of the merger.

(G)  Represents the net effect of the following adjustments (in thousands):

        Deferred financing costs for new borrowings.................  $  9,950
        Elimination of historical MeriStar deferred financing
          costs.....................................................   (21,570)
                                                                      --------
             Adjustment.............................................  $(11,620)
                                                                      ========

(H) Represents the net decrease in debt as a result of the merger and related transactions as follows (in thousands):

        Issuance of new mortgage debt...............................  $ 350,000
        Net borrowings on new line of credit........................    290,473
        Repayment of MeriStar subordinated notes....................   (202,623)
        Repayment of MeriStar convertible notes.....................   (154,300)
        Repayment of MeriStar line of credit........................   (227,000)
        Repayment of MeriStar term loans............................   (195,000)
                                                                      ---------
             Net adjustment.........................................  $(138,450)
                                                                      =========

     The issuance of the $600 million senior notes and the repayment of FelCor mortgage debt are not included as these transactions were completed prior to June 30, 2001 and are included in the historical amounts.

(I) Represents the net adjustment to minority interest as follows (in thousands, except share and unit data):

        Issuance of 2.769 million FelCor LP common units in exchange for 3.532 million MeriStar LP common and profits-only
          units.....................................................  $ 61,082
        Issuance of 755,954 FelCor LP Series C preferred units in
          exchange for 964,227 MeriStar LP Class C preferred
          units.....................................................    16,707
        Issuance of 392,157 FelCor LP Series D preferred units in
          exchange for a like number of MeriStar LP Class D
          preferred units...........................................     8,690
        Elimination of historical MeriStar minority interest........   (93,288)
        Adjustment to reflect minority interest as 12.5% of common
          equity....................................................    (6,845)
                                                                      --------
                  Net adjustment....................................  $(13,654)
                                                                      ========

     The minority interest percentage is calculated as follows (in thousands):

        Historical FelCor common stock..............................     52,981
        Historical FelCor LP units convertible into FelCor common
          stock.....................................................      9,014
        FelCor common stock issued in the merger....................     34,872
        FelCor LP units convertible into FelCor common stock issued
          in the merger.............................................      3,520
                                                                       --------
                  Total shares and units............................    100,387
                                                                       ========
        Units as a percentage of shares and units...................       12.5%

(J) Represents the proposed issuance of $100 million in Series C cumulative redeemable preferred stock.

(K) Represents the net adjustments resulting from the merger and related transactions as follows (in thousands, except share and unit data):

                                                                               ADDITIONAL
                                                                      COMMON     PAID IN
                                                                      STOCK      CAPITAL
                                                                      ------   -----------
        Issuance of 34.872 million shares of FelCor common stock in exchange for 44.5 million shares of MeriStar common
          stock.....................................................  $ 349    $   770,328
        Issuance of 3.6 million FelCor stock options in exchange for
          MeriStar stock options....................................                10,600
        Elimination of historical MeriStar balances.................   (486)    (1,180,687)
        Offering expenses of new $100,000 of FelCor Series C
          cumulative redeemable preferred stock.....................                (3,200)
        Adjustment to reflect minority interest as 12.5% of common
          equity....................................................                 6,845
                                                                      -----    -----------
                  Net adjustments...................................  $(137)   $  (396,114)
                                                                      =====    ===========

(L)  Represents the elimination of historical MeriStar balances.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

FELCOR LP AND FELCOR

     The following tables set forth selected historical consolidated financial information for FelCor LP and FelCor. The selected historical information is presented as of and for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 and as of and for the six months ended June 30, 2000 and 2001. We derived the historical financial information for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 from our consolidated financial statements and the notes to them, audited by PricewaterhouseCoopers LLP, independent accountants. Certain reclassifications have been made to previously reported amounts to conform to current year presentation with no effect to previously reported net income or shareholders' equity. The selected historical financial information as of and for the six months ended June 30, 2000 and 2001 has been derived from the unaudited financial statements which have been prepared by our management on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments consisting of normal recurring accruals that are considered necessary for a fair presentation of the results for those periods. The results of operations for the six months ended June 30, 2000 and 2001 are not necessarily indicative of results to be anticipated for the entire year. The following information should be read together with our consolidated financial statements and financial statement notes included elsewhere in this prospectus or incorporated herein by reference. See "Where You Can Find More Information" beginning on page iv.

     FELCOR LODGING LIMITED PARTNERSHIP

                                                                                                            SIX MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                             JUNE 30,
                                         -------------------------------------------------------------   -----------------------
                                           1996         1997       1998(1)        1999       2000(2)        2000       2001(3)
                                         ---------   ----------   ----------   ----------   ----------   ----------   ----------
                                                             (IN THOUSANDS EXCEPT PER SHARE AND RATIO DATA)
STATEMENT OF OPERATIONS DATA:
  Total revenues.......................  $  98,934   $  169,688   $  332,600   $  495,517   $  541,872   $  258,159   $  560,302
  Net income (loss)....................  $  46,527   $   69,467   $  121,339   $  135,776   $   66,391   $  (12,372)  $   16,341
  Net income (loss) applicable to
    common unitholders.................  $  38,793   $   57,670   $   99,916   $  111,041   $   41,709   $  (24,730)  $    4,041
  Diluted earnings per unit:
    Net income (loss) applicable to
      common unitholders before
      extraordinary charge.............  $    1.58   $     1.68   $     1.93   $     1.59   $     0.73   $    (0.39)  $     0.07
    Net income (loss) applicable to
      common unitholders...............  $    1.49   $     1.67   $     1.87   $     1.57   $     0.67   $    (0.39)  $     0.07
    Weighted average common units
      outstanding......................     26,004       34,467       53,323       70,561       62,556       63,297       62,069
OTHER DATA:
  Cash flows provided by operating
    activities.........................  $  67,494   $   97,478   $  192,583   $  282,365   $  277,304   $  138,743   $   93,630
  Cash flows (used in) provided by
    investing activities...............  $(478,428)  $ (687,860)  $ (550,498)  $ (205,517)  $  (34,766)  $  (28,629)  $ (265,414)
  Cash flows provided by (used in)
    financing activities...............  $ 251,906   $  600,132   $  375,064   $  (75,417)  $ (252,601)  $  (95,385)  $  209,944
  Cash distributions per common
    unit(4)............................  $    1.92   $     2.10   $    2.545   $     2.20   $     2.20   $     1.10   $     1.10
  Funds From Operations(5).............  $  77,141   $  129,815   $  217,363   $  286,895   $  288,636   $  149,380   $  135,683
  EBITDA(6)............................  $  88,355   $  165,613   $  306,361   $  432,689   $  470,861   $  238,753   $  229,576
  Ratio of earnings to fixed
    charges(7).........................        5.3x         3.2x         2.7x         2.1x         1.5x         1.0x         1.2x
BALANCE SHEET DATA (AT END OF PERIOD):
  Investment in hotels, net of
    accumulated depreciation...........  $ 899,691   $1,489,764   $3,964,484   $4,035,344   $3,750,275   $3,796,755   $3,710,694
  Total assets.........................  $ 978,788   $1,673,364   $4,175,383   $4,255,751   $4,103,603   $4,176,765   $4,403,528
  Debt.................................  $ 239,425   $  476,819   $1,594,734   $1,833,954   $1,838,241   $1,882,743   $2,134,093
  Redeemable units.....................  $  98,542   $  102,933   $   67,595   $   52,338   $  205,800   $  151,948   $  210,929
  Partners' capital....................  $ 619,496   $1,049,016   $2,337,375   $2,212,651   $1,880,599   $1,963,703   $1,827,756

     FELCOR LODGING TRUST INCORPORATED

                                                                                                            SIX MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                             JUNE 30,
                                         -------------------------------------------------------------   -----------------------
                                           1996         1997       1998(1)        1999       2000(2)      2000(2)      2001(3)
                                         ---------   ----------   ----------   ----------   ----------   ----------   ----------
                                                             (IN THOUSANDS EXCEPT PER SHARE AND RATIO DATA)
STATEMENT OF OPERATIONS DATA:
  Total revenues.......................  $  98,934   $  169,688   $  332,600   $  495,517   $  541,872   $  258,159   $  560,302
  Net income (loss)....................  $  40,937   $   63,650   $  114,839   $  131,080   $   61,699   $   (9,973)  $   15,753
  Net income (loss) applicable to
    common shareholders................  $  33,203   $   51,853   $   93,416   $  106,345   $   37,017   $  (22,331)  $    3,453
  Diluted earnings per share:
    Net income (loss) applicable to
      common shareholders before
      extraordinary charge.............  $    1.53   $     1.65   $     1.92   $     1.59   $     0.74   $    (0.39)  $     0.07
    Net income (loss) applicable to
      common shareholders..............  $    1.43   $     1.64   $     1.86   $     1.57   $     0.67   $    (0.39)  $     0.07
    Weighted average common shares
      outstanding......................     23,218       31,610       50,314       67,581       55,519       57,161       53,055
OTHER DATA:
  Cash flows provided by operating
    activities.........................  $  67,494   $   97,478   $  192,583   $  282,365   $  277,304   $  138,743   $   93,630
  Cash flows (used in) provided by
    investing activities...............  $(478,428)  $ (687,860)  $ (550,498)  $ (205,517)  $  (34,766)  $  (28,629)  $ (265,414)
  Cash flows provided by (used in)
    financing activities...............  $ 251,906   $  600,132   $  375,064   $  (75,417)  $ (252,601)  $  (95,385)  $  209,944
  Cash distributions per common
    share(4)...........................  $    1.92   $     2.10   $    2.545   $     2.20   $     2.20   $     1.10   $     1.10
  Funds From Operations(5).............  $  77,141   $  129,815   $  217,363   $  286,895   $  288,636   $  149,380   $  135,683
  EBITDA(6)............................  $  88,355   $  165,613   $  306,361   $  432,689   $  470,861   $  238,753   $  229,576
BALANCE SHEET DATA (AT END OF PERIOD):
  Investment in hotels, net of
    accumulated depreciation...........  $ 899,691   $1,489,764   $3,964,484   $4,035,344   $3,750,275   $3,796,755   $3,710,694
  Total assets.........................  $ 978,788   $1,673,364   $4,175,383   $4,255,751   $4,103,603   $4,176,765   $4,403,528
  Debt.................................  $ 239,425   $  476,819   $1,594,734   $1,833,954   $1,838,241   $1,882,743   $2,134,093
  Minority interest in FelCor
    Partnership........................  $  76,112   $   73,451   $   87,353   $   90,078   $  252,294   $  221,878   $  253,841
  Total shareholders' equity...........  $ 641,926   $1,078,498   $2,317,617   $2,174,911   $1,834,105   $1,894,258   $1,784,844

------------

(1) On July 28, 1998, FelCor completed the merger of Bristol Hotel Company's real estate holdings with and into FelCor. The merger resulted in the net acquisition of 107 primarily full-service hotels in return for approximately 31 million shares of newly issued common stock. FelCor subsequently contributed all assets and liabilities it acquired in the merger to us in exchange for approximately 31 million of our common units.

(2) In the second quarter of 2000, we recorded a $63 million loss related to the decision to sell certain non-strategic hotel assets, which is reflected in the income statements presented for the period.

(3) Includes hotel revenues and expenses with respect to 96 hotels that were leased to either DJONT or subsidiaries of Six Continents Hotels prior to the effectiveness of the REIT Modernization Act on January 1, 2001. Prior to January 1, 2001, revenues were comprised mainly of percentage lease revenues. Additionally, in the first quarter of 2001, we recorded lease termination costs of $36.2 million with respect to the 96 hotels.

(4) In 1998, we declared a special one-time distribution of accumulated but undistributed earnings and profits as a result of Bristol Hotel Company merging with and into FelCor, in addition to the annual dividend of $2.20 per common unit. The amount of the one-time distribution was $0.345 per common unit.

(5) We consider Funds From Operations to be a key measure of a REIT's performance, which should be considered along with, but not as an alternative to, net income and cash flow as a measure of operating performance and liquidity.

    The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, defines Funds From Operations as net income or loss, computed in accordance with GAAP, excluding gains or losses from extraordinary items in accordance with GAAP and sales of depreciable operating properties, plus real estate related depreciation and amortization and after comparable adjustments for our portion of these items related to unconsolidated entities and joint ventures. We believe that Funds From Operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of our ability to incur and service debt, to make capital expenditures, and to fund other cash needs. We compute Funds From Operations in accordance with standards established by NAREIT, except that we add back rent deferred under SAB 101, the loss on assets held for sale, lease termination costs, and swap termination expense to derive Funds From Operations. This may not be comparable to Funds From Operations reported by other REITs that do not define the term in accordance with the current NAREIT definition, that interpret the current NAREIT definition differently than we do or that do not adjust Funds From Operations for rent deferred under SAB 101, the loss on assets held for sale, lease termination costs and swap termination expense. Funds From Operations does not represent cash generated from operating activities determined by GAAP and should not be considered as an alternative to net income, determined in accordance with GAAP, as an indication of our financial performance or to cash flow from operating activities, determined in accordance with GAAP, as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including its ability to make cash distributions. Funds From Operations may include funds that may not be available for discretionary use by our management due to requirements to conserve funds for capital expenditures and property acquisitions and other commitments and uncertainties.

    The computation of Funds From Operations for FelCor LP and FelCor yields the same result. The following table details our computation of Funds From Operations for FelCor LP.

                                                                                                 SIX MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                      JUNE 30,
                                          ---------------------------------------------------   -------------------
                                           1996       1997       1998       1999       2000       2000       2001
                                          -------   --------   --------   --------   --------   --------   --------
                                                                       (IN THOUSANDS)
Net income (loss).......................  $46,527   $ 69,467   $121,339   $135,776   $ 66,391   $(12,372)  $ 16,341
Deferred rent...........................                                                          18,604
Lease termination costs.................                                                                     36,226
Swap termination expense................                                                                      4,824
Gain on sale............................                                               (2,595)
Loss on assets held for sale............                                               63,000     63,000
Series B redeemable preferred
  distributions.........................                         (8,373)   (12,937)   (12,937)    (6,468)    (6,468)
Extraordinary charge from write-off of
  deferred financing fees...............    2,354        185      3,075      1,113      3,865                   225
Depreciation............................   26,544     50,798     90,835    152,948    160,745     81,480     79,513
Depreciation from unconsolidated
  entities..............................    1,716      9,365     10,487      9,995     10,167      5,136      5,022
                                          -------   --------   --------   --------   --------   --------   --------
Funds From Operations...................  $77,141   $129,815   $217,363   $286,895   $288,636   $149,380   $135,683
                                          =======   ========   ========   ========   ========   ========   ========
Weighted average units outstanding(a)...   29,306     39,157     58,013     75,251     67,239     67,987     66,759

------------

     (a) Weighted average units outstanding are computed including dilutive options, unvested stock grants and assuming conversion of Series A preferred units to common units.

(6) EBITDA is computed by adding Funds From Operations, interest expense, our portion of interest expense from unconsolidated entities, amortization expense and our Series B redeemable preferred distributions. EBITDA is presented because it provides useful information regarding our ability to service debt. EBITDA should not be considered as an alternative measure of operating results or cash flow from operations, as determined in accordance with GAAP. EBITDA as presented by us may not be comparable to other similarly titled measures used by other companies. The computation of EBITDA for FelCor LP and FelCor yields the same result. A reconciliation of Funds From Operations to EBITDA is as follows:

                                                                                                               SIX MONTHS ENDED
                                                                      YEAR ENDED DECEMBER 31,                      JUNE 30,
                                                        ---------------------------------------------------   -------------------
                                                         1996       1997       1998       1999       2000       2000       2001
                                                        -------   --------   --------   --------   --------   --------   --------
                                                                                     (IN THOUSANDS)
Funds From Operations.................................  $77,141   $129,815   $217,363   $286,895   $288,636   $149,380   $135,683
Interest expense......................................    9,803     28,792     73,182    125,435    158,620     77,644     81,799
Interest expense from unconsolidated entities.........      818      5,895      6,521      6,729      9,188      4,787      4,742
Amortization expense..................................      593      1,111        922        693      1,480        474        884
Series B redeemable preferred distributions...........                          8,373     12,937     12,937      6,468      6,468
                                                        -------   --------   --------   --------   --------   --------   --------
EBITDA................................................  $88,355   $165,613   $306,361   $432,689   $470,861   $238,753   $229,576
                                                        =======   ========   ========   ========   ========   ========   ========

(7) For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations plus fixed charges and minority interest in FelCor LP, with respect to FelCor, excluding capitalized interest, and fixed charges consist of interest, whether expensed or capitalized, and amortization of loan costs.

MERISTAR LP AND MERISTAR

     The following table sets forth selected historical consolidated financial information for MeriStar LP and MeriStar. The selected historical information is presented as of and for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 and as of and for the six months ended June 30, 2000 and 2001. The historical financial information for the years ended December 31, 1998, 1999 and 2000 has been derived from the consolidated financial statements and financial statement notes of MeriStar LP and MeriStar which have been audited by KPMG LLP, independent auditors. The selected historical consolidated financial information for MeriStar LP as of and for the years ended December 31, 1996 and 1997 has been derived from the unaudited financial statements which have been prepared by management of MeriStar. The selected historical financial information as of and for the six months ended June 30, 2000 and 2001 has been derived from the unaudited financial statements which have been prepared by management of MeriStar, on the same basis as the audited financial statements and, in the opinion of management of MeriStar, include all adjustments consisting of normal recurring accruals that are considered necessary for a fair presentation of the results for those periods. The results of operations for the six months ended June 30, 2000 and 2001 are not necessarily indicative of results to be anticipated for the entire year. The following information should be read together with the consolidated financial statements and financial statement notes of MeriStar LP and MeriStar included in this prospectus supplement or incorporated herein by reference. See "Where You Can Find More Information" beginning on page iv.

  MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                                                                                                                SIX MONTHS
                                                           YEAR ENDED DECEMBER 31,                            ENDED JUNE 30,
                                       ----------------------------------------------------------------         (UNAUDITED)
                                          1996          1997                                              -----------------------
                                       (UNAUDITED)   (UNAUDITED)    1998(A)        1999         2000         2000       2001(B)
                                       -----------   -----------   ----------   ----------   ----------   ----------   ----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)
RESULTS OF OPERATIONS:
Total revenues.......................   $ 102,742    $  292,554    $  522,031   $  374,820   $  400,685   $  148,587   $  609,851
Net operating income.................   $  18,773    $   58,537    $  135,910   $  218,299   $  230,340   $   63,899   $  104,199
Interest expense, net................   $  12,223    $   20,968    $   50,492   $  100,387   $  117,524   $   58,417   $   60,261
Income (loss) before gain (loss) on
 sale of assets and extraordinary
 gain (loss).........................   $   3,915    $   21,290    $   86,304   $  116,207   $  111,197   $    5,398   $   42,690
Gain (loss) on sale of assets, net of
 tax(C)..............................   $      --    $       --    $       --   $       --   $    3,439   $    3,439   $   (1,062)
Extraordinary gain (loss), net of
 tax(D)..............................   $  (1,956)   $   (4,092)   $   (1,238)  $   (4,551)  $    3,400   $    3,400   $   (1,226)
Net income...........................   $   1,959    $   17,198    $   85,066   $  111,656   $  118,036   $   12,237   $   40,402
Net income applicable to common
 unitholders.........................   $   1,959    $   17,198    $   84,416   $  111,091   $  117,471   $   10,916   $   40,120
Basic earnings per unit before
 extraordinary gain (loss)(E)........   $    0.31    $     1.29    $     2.38   $     2.22   $     2.25   $     0.16   $     0.85
Diluted earnings per unit before
 extraordinary gain (loss)(E)........   $    0.31    $     1.27    $     2.25   $     2.15   $     2.18   $     0.16   $     0.83
Distributions per common unit(F).....   $      --    $       --    $     0.82   $     2.02   $     2.02   $     1.01   $     1.01
Number of partnership units
 outstanding(G)......................      12,754        26,743        51,460       52,193       48,851       50,435       48,712
OTHER FINANCIAL DATA:
EBITDA(H)............................   $  26,672    $   78,891    $  194,752   $  320,094   $  341,028   $  118,001   $  178,499
Net cash provided by operating
 activities..........................   $  12,147    $   55,417    $  186,891   $  228,329   $  224,088   $  120,671   $  114,562
Net cash (used in) provided by
 investing activities................   $(223,425)   $ (579,758)   $ (785,505)  $ (187,952)  $  (14,286)  $   13,027   $  (49,534)
Net cash provided by (used in)
 financing activities................   $ 226,131    $  584,220    $  520,457   $  (41,948)  $ (212,173)  $ (135,629)  $  (45,003)
Ratio of earnings to combined fixed
 charges and preferred
 distributions(I)....................        1.33x         2.71x         2.35x        1.89x        1.82x        1.08x        1.57x
BALANCE SHEET DATA:
Investments in hotel properties,
 gross...............................   $ 343,092    $  950,052    $2,957,543   $3,118,723   $3,193,730   $3,164,045   $3,209,185
Total assets.........................   $ 354,795    $1,040,223    $2,989,609   $3,086,096   $3,006,500   $3,036,517   $3,084,981
Long-term debt.......................   $ 199,476    $  491,790    $1,602,352   $1,676,771   $1,638,319   $1,632,433   $1,653,050
Redeemable units.....................   $      --    $   66,847    $   89,435   $   81,401   $   88,545   $   93,932   $   99,898
Partners' capital....................   $  49,141    $  396,838    $1,170,220   $1,203,518   $1,142,772   $1,111,010   $1,116,934

  MERISTAR HOSPITALITY CORPORATION

                                                                                                                SIX MONTHS
                                                                                                              ENDED JUNE 30,
                                                             YEAR ENDED DECEMBER 31,                            (UNAUDITED)
                                          -------------------------------------------------------------   -----------------------
                                            1996         1997       1998(A)        1999         2000         2000       2001(B)
                                          ---------   ----------   ----------   ----------   ----------   ----------   ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)
RESULTS OF OPERATIONS:
Total revenues..........................  $ 109,792   $  316,393   $  525,297   $  374,904   $  400,778   $  148,639   $  609,851
Net operating income....................  $  19,334   $   61,512   $  133,906   $  217,065   $  229,174   $   63,310   $  103,442
Interest expense, net...................  $  12,346   $   21,024   $   64,378   $  100,398   $  117,524   $   58,417   $   60,261
Income (loss) before gain (loss) on sale
 of assets, extraordinary gain (loss)
 and cumulative effect of accounting
 change.................................  $   4,353   $   24,152   $   48,708   $  103,496   $   99,382   $    3,573   $   38,658
Gain (loss) on sale of assets, net of
 tax(C).................................  $      --   $       --   $       --   $       --   $    3,425   $    3,425   $   (1,059)
Extraordinary gain (loss), net of
 tax(D).................................  $  (1,956)  $   (4,092)  $   (4,080)  $   (4,532)  $    3,054   $    3,054   $   (1,224)
Cumulative effect of accounting change,
 net of tax(J)..........................  $      --   $       --   $     (921)  $       --   $       --   $       --   $       --
Net income (loss).......................  $   2,397   $   20,060   $   43,707   $   98,964   $  105,861   $   10,052   $   36,375
Basic earnings (loss) per share before
 extraordinary gain (loss)(E)...........  $    0.31   $     1.29   $     1.45   $     2.19   $     2.21   $     0.14   $     0.84
Diluted earnings (loss) per share before
 extraordinary gain (loss)(E)...........  $    0.31   $     1.27   $     1.40   $     2.11   $     2.14   $     0.14   $     0.82
Dividends per common share(F)...........  $      --   $       --   $     0.82   $     2.02   $     2.02   $     1.01   $     1.01
Number of shares of common stock issued
 and outstanding(G).....................     12,754       24,867       46,718       47,257       44,380       45,987       44,480
OTHER FINANCIAL DATA:
EBITDA(H)...............................  $  27,582   $   82,502   $  194,609   $  320,164   $  341,121   $  118,053   $  178,360
Net cash provided by operating
 activities.............................  $  13,373   $   59,882   $  162,796   $  229,193   $  224,037   $  121,084   $  117,018
Net cash (used in) provided by investing
 activities.............................  $(225,251)  $ (586,259)  $ (785,505)  $ (187,952)  $  (14,286)  $   13,027   $  (49,534)
Net cash provided by (used in) financing
 activities.............................  $ 226,830   $  588,428   $  543,256   $  (42,812)  $ (212,121)  $ (136,042)  $  (47,467)
BALANCE SHEET DATA:
Investments in hotel properties,
 gross..................................  $ 343,092   $  950,052   $2,957,543   $3,118,723   $3,193,730   $3,164,046   $3,209,185
Total assets............................  $ 379,161   $1,124,642   $2,998,460   $3,094,201   $3,013,008   $3,043,648   $3,090,907
Long-term debt..........................  $ 200,361   $  492,771   $1,602,352   $1,676,771   $1,638,319   $1,632,490   $1,653,050

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

------------

(A) MeriStar LP and MeriStar were created on August 3, 1998, when American General Hospitality Corporation, a corporation operating as a REIT, and its associated entities merged with CapStar Hotel Company and its associated entities. In connection with the merger between CapStar and American General, MeriStar Hotels & Resorts, a separate publicly traded company, was created to be the lessee and manager of nearly all of MeriStar's hotels. Prior to August 2, 1998, MeriStar LP's and MeriStar's operating results consisted of the revenues and expenses of the hotels.

(B) From August 3, 1998 until January 1, 2001, MeriStar Hotels & Resorts leased substantially all of MeriStar's hotels, and MeriStar LP and MeriStar earned lease revenue under the participating lease agreements with its lessees. Upon assigning the 106 leases with MeriStar Hotels & Resorts to MeriStar's taxable REIT subsidiaries on January 1, 2001, in conjunction with the REIT Modernization Act, MeriStar LP's and MeriStar's operating results now include the revenues and expenses of these hotels.

(C) During 2000, MeriStar LP and MeriStar sold three limited service hotels that resulted in a gain on sales of assets. During 2001, MeriStar LP and MeriStar sold one hotel that resulted in a loss on the sale of the asset.

(D) During 1996, 1997, 1998, and 1999 some loan facilities were refinanced and the write-offs of deferred costs associated with these facilities were recorded as extraordinary losses in accordance with GAAP. During 2000, MeriStar LP repaid some of its notes payable to MeriStar at a discount, and MeriStar repurchased some of its convertible notes at a discount, which resulted in extraordinary gains. During 2001, MeriStar LP and MeriStar paid down a portion of its revolving credit facility resulting in an extraordinary loss.

(E) Basic and diluted earnings per unit or share before extraordinary loss for the year ended December 31, 1996 is based on earnings for the period from August 20, 1996, the date of CapStar's initial public offering, through December 31, 1996.

(F) No distributions or dividends were declared prior to August 3, 1998, the date of the merger between American General and CapStar.

(G)  As of the end of the period presented.

(H) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. MeriStar's management believes that EBITDA is a useful measure of operating performance because it is industry practice to evaluate hotel properties based on operating income before interest, depreciation and amortization, which is generally equivalent to EBITDA, and EBITDA is unaffected by the debt and equity structure of the entity. EBITDA does not represent cash flow from operations as defined by GAAP, is not necessarily indicative of cash available to fund all cash flow needs, and should not be considered as an alternative to net income under GAAP for purposes of evaluating MeriStar LP's and MeriStar's results of operations and may not be comparable to other similarly titled measures used by other companies.

     For the six months ended June 30, 2001, MeriStar LP's and MeriStar's EBITDA has been presented before the effect of non-recurring items; swap termination costs of $9,297; the write-down of MeriStar LP's investment in STS Hotel Net of $2,112; FelCor merger costs of $3,789; and costs to terminate the leases with Prime Hospitality Corporation of $1,315.

(I) For the purpose of computing the ratio of earnings to combined fixed charges and preferred distributions, earnings consist of income from continuing operations plus fixed charges, excluding capitalized interest, and fixed charges consist of interest, whether expensed or capitalized, and amortization of loan costs.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The management's discussion and analysis of financial condition and results of operations of FelCor, FelCor LP and MeriStar are incorporated in this document by reference to the companies' Annual Reports on Form 10-K for the year ended December 31, 2000 and Quarterly Reports on Forms 10-Q and 10-Q/A for the six months ended June 30, 2001. See "Where You Can Find More Information." The management's discussion and analysis of financial condition and results of operations of MeriStar LP is attached as Appendix I to this prospectus.

                            BUSINESS AND PROPERTIES

FELCOR AND FELCOR LP

     We are one of the nation's largest hotel REITs, with ownership interests in 185 hotels at June 30, 2001, with nearly 50,000 rooms and suites. As of June 30, 2001, we own a 100% interest in 152 hotels with 40,309 rooms and suites, a 90% or greater interest in entities owning seven hotels with 1,745 rooms and suites, a 60% interest in an entity owning two hotels with 983 rooms and a 50% interest in separate entities that own 24 hotels with 5,459 rooms and suites. Our hotels are located in the United States (35 states) and Canada, with concentrations in Texas (41 hotels), California (19 hotels), Florida (18 hotels) and Georgia (14 hotels). We own the largest number of Embassy Suites, Crowne Plaza, Holiday Inn and independently owned Doubletree-branded hotels in the world.

     We seek to increase operating cash flow through both internal growth and selective acquisitions, while maintaining a flexible and conservative capital structure. In addition to renovating, redeveloping and repositioning our acquired hotels, we may seek to acquire new upscale properties that will benefit from affiliation with one of the premium brands available to us through our strategic brand owner and manager relationships with Hilton, Six Continents Hotels and Starwood.

     In support of this strategy, on July 28, 1998, we merged Bristol Hotel Company into FelCor, acquiring its 107 primarily full-service hotels. These hotels added more than 28,000 rooms and suites to our portfolio, more than doubling our size. The merger also provided diversification, both geographically and by asset class, by adding hotels in many of our key markets and broadening our portfolio in the full-service, upscale and midscale hotel markets. During 1998, we purchased 16 hotels in addition to those acquired in the merger. Since 1998, we have sold nine hotels, contributed eight hotels to a joint venture in which we have a 50% interest, and acquired a 50% joint venture interest in one hotel.

MERISTAR MERGER

     On May 9, 2001, we entered into an Agreement and Plan of Merger with MeriStar and MeriStar LP. Pursuant to the merger agreement, as amended, MeriStar will be merged with and into FelCor, with FelCor as the survivor. Under the terms of the merger agreement, which was approved by the boards of both FelCor and MeriStar, holders of shares of MeriStar common stock will receive, for each share of common stock, $4.60 in cash and 0.784 shares of FelCor common stock. We also will either assume or refinance approximately $1.7 billion in MeriStar debt. MeriStar Hotels & Resorts, Inc., an independent public hotel management company, will continue to manage substantially all of the hotels we will acquire from MeriStar in the merger.

     The MeriStar merger will also involve the merger of MeriStar's subsidiary operating limited partnership, MeriStar LP, with a wholly-owned subsidiary of our operating limited partnership, FelCor LP with MeriStar LP surviving as a subsidiary of FelCor LP. The holders of common partnership units and vested profits-only partnership units in MeriStar LP will receive, for each such unit, $4.60 in cash and 0.784 common partnership units in FelCor LP. Unvested profits-only partnership units will be cancelled. The holders of Class C preferred units in MeriStar LP will receive, for each such unit, $4.60 in cash and 0.784 Series C preferred units in FelCor LP. The holders of Class D preferred units in MeriStar LP will receive, for each such unit, one Series D preferred unit in FelCor LP.

     The MeriStar merger, which is subject to stockholder approval and other customary conditions, is expected to close near the end of the third quarter of 2001. The equity portion of the transaction is structured to qualify as a tax-free merger with respect to the share consideration. We will continue to operate as a REIT and Thomas J. Corcoran, Jr. will continue as our President and Chief Executive Officer. Paul W. Whetsell and Steven D. Jorns, directors of MeriStar, have agreed to join our board of directors. We will maintain our existing headquarters facilities in Irving, Texas.

     MeriStar is a REIT which owns a portfolio of primarily upscale, full-service hotels, diversified geographically as well as by franchise and brand affiliations, in the United States and Canada. As of June 30, 2001, MeriStar owned 113 hotels with 28,877 rooms. The hotels are located in major metropolitan areas or rapidly growing secondary markets and are well located within these markets. A majority of MeriStar's hotels are operated under nationally recognized brand names such as Hilton, Sheraton, Westin, Marriott, Radisson, Doubletree and Embassy Suites.

     Upon completion of the MeriStar merger, we will have ownership interests in 298 hotels, and for the year ended December 31, 2000, on a pro forma basis, our revenues were $2.9 billion and our EBITDA was $819.0 million. Assuming the sale of the 15 remaining non-strategic hotels designated by FelCor as held for sale, after the MeriStar merger, we will have ownership interests in 283 hotels with approximately 75,000 rooms and suites.

     We are the largest independent owner of Embassy Suites and Doubletree-branded hotels, which are licensed by Hilton. As a result of the MeriStar merger, we will acquire three Embassy Suites, six Doubletree Hotels and 23 Hilton hotels. Similarly, we currently own 69 hotels, and following the MeriStar merger, will own 88 hotels, licensed by Six Continents Hotels, primarily under the Holiday Inn and Crowne Plaza names. We also currently own 11 and, following the MeriStar merger, will own 26, Starwood-branded hotels, primarily under the Sheraton and Westin names, which are licensed by Starwood.

THE INDUSTRY

     The United States hotel industry profitability has improved each year since 1992 until 2000, its longest sustained growth in history. According to PricewaterhouseCoopers LLP's 1999 Lodging Industry Briefing and April 10, 2001 U.S. Lodging Industry Update, after a period of extended unprofitability in the late 1980's and early 1990's, during which time the increase in the supply of new hotel rooms significantly outpaced growth in room demand, lodging industry profit increased every year from 1992 through 2000. The percentage growth in room demand exceeded percentage growth in new room supply from 1992 through 1996. While 1997 and 1998 experienced the highest number of new room starts in the prior 10 years, 1999 showed a decline in new room starts of 9.7% from the 1998 level and is expected to decline by 16.2% in 2000, compared to 1999, according to PricewaterhouseCoopers LLP's January 2001 Hospitality Directions. In spite of the above-average increases in room supply since 1995, according to PricewaterhouseCoopers LLP's September 1997 and January 2001 Hospitality Directions, and April 10, 2001 U.S. Lodging Industry Update, annual revenue per available room has grown each year from 1991 through 2000. Recent economic conditions have produced the hotel industry's first declines in RevPAR, compared to prior year periods, since 1991. A decline in our RevPAR will likely result in a corresponding decrease in revenues and net income. Although we had positive RevPAR growth of 2.0% in the first quarter of 2001, during the second quarter our hotels experienced a RevPAR decline of 7.4%, and MeriStar's hotels had a RevPAR decline of 6.0%, compared to the same period of 2000. According to Smith Travel Research, the U.S. hospitality industry experienced a 3.7% decline in RevPAR for the second quarter.

     Smith Travel Research, a leading provider of industry data, classifies hotel chains into five distinct categories: Upper Upscale, Upscale, Midscale With Food & Beverage, Midscale Without Food & Beverage, and Economy. We remain focused on properties in the Upper Upscale (including Doubletree Guest Suites, Embassy Suites, Sheraton and Westin hotels), Upscale (including Crowne Plaza, Doubletree Hotels and Homewood Suites), and Midscale With Food & Beverage (including Harvey, Holiday Inn and Holiday Inn Select hotels) categories, from which we derived approximately 97% of our room and suite revenues in 2000.

     Smith Travel Research also categorizes hotels based upon their relative market positions, as measured by ADR, as Luxury, Upscale, Midprice, Economy and Budget. The following table contains information with respect to average occupancy, ADR and RevPAR for our hotels and MeriStar's hotels, as well as all

Upscale U.S. hotels, Midprice U.S. hotels and U.S. hotels as reported by Smith Travel Research for the periods indicated.

                                                                                      SIX MONTHS
                                                YEAR ENDED DECEMBER 31,                 ENDED
                                     ----------------------------------------------    JUNE 30,
                                      1996      1997      1998     1999      2000        2001
                                     -------   -------   ------   -------   -------   ----------
NUMBER OF FELCOR HOTELS............       43        73      193       188       186        185
NUMBER OF MERISTAR HOTELS..........       19        47      117       116       114        113
OCCUPANCY:
  FelCor hotels(1).................     71.6%     73.2%    68.3%     68.2%     70.4%      68.8%
  MeriStar hotels(2)...............     71.6      72.0     71.5      71.6      72.2       70.9
  All Upscale U.S. hotels(3).......     68.4      67.9     65.9      64.9      65.1       63.3
  All Midprice U.S. hotels(4)......     65.5      64.9     62.0      61.1      61.5       59.9
  All U.S. hotels..................     65.1      64.5     63.8      63.1      63.5       61.9
ADR:
  FelCor hotels(1).................  $105.50   $112.47   $96.62   $100.72   $104.42    $106.42
  MeriStar hotels(2)...............    82.84     86.87    95.00    101.14    107.60     112.28
  All Upscale U.S. hotels(3).......    83.94     88.25    85.33     87.45     90.88      94.62
  All Midprice U.S. hotels(4)......    62.85     67.67    62.15     64.89     68.23      70.81
  All U.S. hotels..................    70.95     75.31    78.15     81.29     85.24      87.67
REVPAR:
  FelCor hotels(1).................  $ 75.52   $ 82.37   $66.02   $ 68.72   $ 73.52    $ 73.26
  MeriStar hotels(2)...............    59.31     62.55    67.90     72.44     77.71      79.66
  All Upscale U.S. hotels(3).......    57.40     59.92    56.23     56.76     59.16      59.89
  All Midprice U.S. hotels(4)......    41.16     43.91    38.53     39.65     41.96      42.42
  All U.S. hotels..................    46.21     48.44    49.86     51.29     54.13      54.27

------------

(1) Information is historical, including periods prior to ownership by FelCor.
(2) Information is historical, as provided by MeriStar.
(3) This category includes hotels in the "upscale price level," defined as hotels with ADRs in the 70th to 85th percentiles in their respective markets.
(4) This category includes hotels in the "midprice level," defined as hotels with ADRs in the 40th to 70th percentiles in their respective markets.

BUSINESS STRATEGY

     We seek to increase our operating cash flow through active asset management. In addition to actively overseeing the operation of our hotels by our lessees and their managers, we apply our asset management expertise to the renovation, redevelopment and rebranding of hotels, the maintenance of strong strategic relationships with our brand owners and managers and the maintenance of financial flexibility and a conservative balance sheet. We believe that MeriStar's business strategies have historically been similar to our business strategy. Following the completion of the MeriStar merger, we expect to apply our business strategy to our combined company.

  Hotel Renovation, Redevelopment and Rebranding

     We expect to continue to differentiate ourselves from many of our competitors by:

     - our practice of upgrading, renovating and/or redeveloping most of our recently acquired hotels to enhance their competitive position, and, in certain instances, rebranding them to improve their revenue generating capacity; and

     - our ongoing program for the maintenance of our upgraded hotel assets, which generally includes:

      -- contribution of approximately 4.0% of total annual room and suite revenue to a capital reserve for routine capital replacements and improvements; and

      -- adherence to a rigorous maintenance and repair program, resulting in the expenditure of more than 4.0% of annual hotel revenues on maintenance of the hotels.

     We have demonstrated our ability to successfully execute renovations. Our renovation and rebranding of the 18 Crown Sterling Suites hotels, which were acquired during 1996 and 1997, achieved an overall RevPAR increase of 47.7% between 1996 and 2000. During 1998, 1999 and 2000, an aggregate of approximately $550 million in capital improvements and other capital expenditures were made to our hotels, with approximately 3% of total hotel room nights being lost in 1998, 2% in 1999 and 1% in 2000, due to renovations. During the same period, MeriStar spent approximately $423 million on their renovation and ongoing property capital expenditures. During 2001, we currently expect to spend approximately $20 million on the renovation of eight hotels, approximately $28 million to complete renovations started in 2000 at 46 hotels, and approximately $50 million for other capital expenditures. We expect an insignificant number of room nights to be lost during 2001 as a result of renovations. During 2001, MeriStar expects to spend approximately $65 million to complete renovation programs and for ongoing capital expenditure programs. We believe that both our and MeriStar's historical capital expenditures should limit the need for future major renovation expenditures.

     The largest single renovation project that we have completed was the Allerton Crowne Plaza in Chicago, which reopened in July 1999, after having been closed for more than a year. This project received numerous awards, including Lodging Hospitality magazine's Year's Best Design competition in two categories, Bass Hotels & Resorts 1999 Newcomer of the Year award, and Chicago's Greater North Michigan Avenue Association 1999 Avenue Enhancement award.

  Maintenance of Strong Strategic Relationships

     We benefit from strategic brand owner and manager relationships with Hilton (Embassy Suites, Hilton and Doubletree), Six Continents Hotels (Crowne Plaza and Holiday Inn) and Starwood (Sheraton-- and Westin).

     - Hilton, which acquired Promus Hotel Corporation in 1999, has a hotel system of more than 1,960 hotels with more than 325,000 guest rooms worldwide, and is now the largest operator of full-service, all-suite hotels in the United States. In addition to its Hilton and Conrad International-branded hotels, Hilton owns the Embassy Suites, Doubletree and Doubletree Guest Suites brands and at June 30, 2001, managed 71 of our hotels. As a result of its acquisition of Promus, Hilton acquired an equity interest in FelCor having an aggregate value of approximately $32 million at June 30, 2001, and it became a 50% partner in joint ventures with us in the ownership of 12 hotels and the holder of a 10% equity interest in certain of our subsidiaries owning six hotels. Our relationship with Promus and its Embassy Suites brand provided the foundation for our historical growth, and we expect to expand our relationship with Hilton, as a result of the MeriStar merger.

     - Six Continents Hotels is one of the largest hotel operating companies in the world. Six Continents Hotels owns, operates or franchises more than 3,200 hotels with more than 500,000 guest rooms in nearly 100 countries around the world. Among the brands owned by Six Continents Hotels are Crowne Plaza, Holiday Inn, Holiday Inn Select, Holiday Inn Express and Inter-Continental. Six Continents Hotels, which acquired Bristol Hotels & Resorts in March 2000, managed 90 of our hotels at June 30, 2001. Six Continents Hotels also owns FelCor common stock and FelCor LP units aggregating approximately 16.1% of our outstanding common stock and units.

     - Starwood is one of the world's largest hotel operating companies. Directly and through subsidiaries, Starwood owns, leases, manages or franchises more than 725 properties with approximately 225,000 rooms in 80 countries. Our strategic alliance with Starwood, coupled with the purchase of seven Sheraton hotels in 1997, provided us with our initial entry into the upscale, full-service, non-suite hotel market. Starwood manages 11 of our hotels and is a 40% joint venture partner with us in the ownership of two hotels and a 50% joint venture partner with us in the ownership of one hotel.

  Maintenance of Financial Flexibility

     We are committed to maintaining substantial financial flexibility. In funding our growth, we have used a broad selection of financing sources to minimize our cost of capital, including public equity, collateralized mortgage-backed securities, public and private debt, and asset divestitures. We believe that our capital structure will continue to be among the more conservative in the hotel REIT industry. We believe our financial flexibility should enable us to pursue selective hotel acquisition and expansion opportunities and to take advantage of renovation, redevelopment and rebranding opportunities to help us improve our competitive position.

HOTELS HELD FOR SALE

     We identified 25 non-strategic hotels during 2000 which we have announced our intention to sell. These hotels include most of our limited service hotels, a number of our small market Holiday Inn hotels and all of our Marriott-branded hotels. These hotels represent 8.3% of our total rooms, but only 4.2% of total revenues. Management believes the sale of these non-strategic hotels will allow us and our brand managers to focus our efforts on our upscale and full-service hotels in more strategic markets. Our board of directors approved a $63 million loss on assets held for sale, to reflect the difference between our book value and the estimated market value for these hotels.

     We have completed the sale of two of the hotels held for sale, recognizing a gain of approximately $135,000. In addition, in March 2001, we contributed eight of the hotels held for sale to an entity in which we own a 50% equity interest, and an affiliate of IHC holds the other 50% equity interest. We contributed assets with a book value of approximately $77 million, received net cash proceeds of $48 million and retained a $17 million preferred interest. As a result of these transactions, at June 30, 2001, we had 15 remaining hotels designated as hotels held for sale.

RECENT DEVELOPMENTS

     Since January 1, 2001, we:

     - acquired from subsidiaries of Six Continents Hotels the leases covering 12 of the 25 hotels identified in the second quarter of 2000 as held for sale and terminated the related management agreements in exchange for 413,585 shares of FelCor common stock valued at approximately $10 million; 11 of the leases were transferred to our TRSs effective as of January 1, 2001, and one was terminated in connection with the sale of the related hotel;

     - completed the acquisition of DJONT, effective as of January 1, 2001, for 416,667 units of limited partnership interest in FelCor LP, valued at approximately $10 million;

     - contributed eight of the hotels held for sale in March 2001 to an entity in which we hold a 50% equity interest and in which an affiliate of IHC holds the other 50% equity interest; another affiliate of IHC manages each of these hotels;

     - entered into the merger agreement with MeriStar and MeriStar LP;

     - completed a private placement of $600 million in 8 1/2% Senior Notes due 2011. Pending use to finance in part the MeriStar merger, approximately $316 million of the proceeds of this private placement was placed in a restricted proceeds account to fund the special redemption described below. If the MeriStar merger is not closed on or prior to November 30, 2001 or the merger agreement relating to the MeriStar merger is terminated earlier, the funds in the restricted proceeds account will be used to redeem $300 million aggregate principal amount of the senior notes at a redemption price equal to 101% of their principal amount, plus accrued interest to the date of redemption. Pursuant to the restricted proceeds agreement, the funds in the restricted proceeds account will be released to FelCor LP to pay a portion of the purchase price for the MeriStar merger and to pay related fees and expenses upon receipt by the escrow agent of an officers' certificate that states that all necessary conditions to the closing of the MeriStar merger have been satisfied or waived;

     - announced Richard J. O'Brien as our Chief Financial Officer and Executive Vice President in June 2001;

     - acquired the remaining 88 leases held by Six Continents Hotels on July 1, 2001; and

     - amended and restated our line of credit in July 2001 to increase it, upon completion of the MeriStar merger, from $600 million to $700 million.

  REIT Modernization Act

     On January 1, 2001, the provisions of the REIT Modernization Act became effective. These provisions, among other things, reduce the distribution requirement for REITs from 95% of taxable income to 90% of taxable income for taxable years after 2000. These provisions also provide that for purposes of determining whether rents attributable to personal property leased in connection with the lease of real property are greater than 15% of the total rents received under the lease, the rents attributable to the personal property will be determined on the basis of a comparison of the fair market values of the real and personal property rather than a comparison of their adjusted bases.

     In addition, these provisions allow REITs, subject to certain limitations, to own, directly or indirectly, up to 100% of the stock of a TRS that can engage in businesses previously prohibited to a REIT. In particular, these provisions permit hotel REITs to own a TRS that can lease hotels from the REIT, rather than requiring the lessee to be a separate, unaffiliated party. Hotels leased to a TRS still must be managed, however, by an unaffiliated third party. The TRS provisions are complex and impose several conditions on the use of TRSs, generally to assure that TRSs are subject to an appropriate level of corporate taxation. Further, no more than 20% of a REIT's assets may consist of securities of TRSs, and no more than 25% of a REIT's assets may consist of non-qualifying assets, including securities of TRSs and other taxable subsidiaries. In addition, the TRS legislation provides that a REIT may not own more than 10% of the voting power or value of a taxable subsidiary that is not treated as a TRS. Although the TRS provisions became effective on January 1, 2001, a taxable subsidiary in existence on July 12, 1999 is grandfathered under the new provisions unless and until (1) it engages in a new line of business or acquires a substantial new asset or (2) FelCor acquires additional stock in the taxable subsidiary. Such existing taxable subsidiaries can be converted into TRSs on a tax-free basis at any time before January 1, 2004. As a result of the TRS provisions, we and MeriStar were able to form or acquire one or more TRSs to acquire all or a portion of our and its existing hotel leases and to serve as the lessee for any additional hotels that we or it acquires. Any "profit" from leases held by a TRS, after payment of the applicable corporate tax, will be available for distribution to us or MeriStar in the form of dividends.

     As a result of the passage of the REIT Modernization Act, we completed the acquisition of 100% of DJONT, effective January 1, 2001, and contributed the same to our TRSs. As consideration, we issued 416,667 FelCor LP units, valued at approximately $10 million, and assumed DJONT's accumulated shareholders' deficit. On January 1, 2001, we acquired from Six Continents Hotels the leases covering 11 of the hotels and terminated the related management agreements in exchange for 413,585 FelCor LP units valued at approximately $10 million including the cost of terminating one additional lease in connection with the sale of the related hotel. We acquired the remaining 88 leases held by Six Continents Hotels on July 1, 2001. As consideration for the acquisition of such leases, we entered into long term management agreements with Six Continents Hotels with regard to these hotels and FelCor issued to Six Continents Hotels 100 shares of its common stock.

     In 2000, MeriStar established a special committee of independent members of its board of directors to negotiate the transfer of MeriStar's existing leases with subsidiaries of MeriStar Hotels & Resorts to MeriStar's TRSs. Accordingly, effective January 1, 2001, MeriStar's TRSs executed agreements with subsidiaries of MeriStar Hotels & Resorts, which assigned MeriStar's existing leases to MeriStar's TRSs. In connection with the assignment, the TRSs executed new management agreements with a subsidiary of

MeriStar Hotels & Resorts for each property that was previously leased by them. The management agreements were structured to substantially mirror the economics of the former lease agreements. However, since this structure is a significant change from the business structure MeriStar has maintained, it is not currently possible to predict the outcome of this restructuring.

HOTEL BRANDS

     The following table includes descriptive information about our properties and the MeriStar properties as of June 30, 2001:

                                                                     NUMBER OF PROPERTIES
                                                              ----------------------------------
                                                              FELCOR(1)   MERISTAR   COMBINED(1)
                                                              ---------   --------   -----------
Hilton Brands:
  Embassy Suites............................................      59          3           62
  Doubletree and Doubletree Guest Suites....................      11          6           17
  Hampton Inn...............................................       4                       4
  Hilton and Hilton Suites..................................       1         23           24
  Homewood Suites...........................................       1                       1
Six Continents Brands:
  Holiday Inn...............................................      39          9           48
  Crowne Plaza and Crowne Plaza Suites......................      18          5           23
  Holiday Inn Select........................................      10          5           15
  Holiday Inn Express.......................................       2                       2
Starwood Brands:
  Sheraton and Sheraton Suites..............................      10         11           21
  Westin....................................................       1          4            5
  Four Points by Sheraton...................................                  1            1
Marriott Brands:
  Courtyard by Marriott.....................................       2          5            7
  Marriott..................................................                  3            3
  Fairfield Inn.............................................       5                       5
Radisson Brands:
  Radisson..................................................                 12           12
Other Brands................................................       7         26           33
                                                                 ---        ---          ---
          Total Hotels......................................     170        113          283
                                                                 ===        ===          ===

------------

(1) Excludes the 15 hotels designated as held for sale.

  Embassy Suites Hotels

     Embassy Suites hotels are upscale, full service, all suite hotels designed to attract frequent business travelers, leisure travelers and weekend guests. Embassy Suites consistently achieves one of the highest guest satisfaction ratings in the industry. Embassy Suites hotels offer numerous services and amenities, such as:

     - two-room suites, containing two telephones, a mini-refrigerator, coffee maker, microwave oven, wet bar, and two color televisions;

     - complimentary, full, cooked-to-order breakfast;

     - complimentary cocktails during two hours every evening, subject to local laws and regulations, in an atrium environment;

     - fitness center, indoor heated pool, sauna, whirlpool and steam room; and

     - guest laundry and valet services.

Restaurant, banquet, in-room dining and lounge services are available to guests at customary rates. Embassy Suites hotels are constructed, maintained and operated in accordance with a comprehensive set of building, maintenance, operational, record keeping and reservation system guidelines designed to ensure a uniformly high level of service, appearance and quality.

  Holiday Inn and Holiday Inn Select Hotels

     The Holiday Inn brand is positioned to attract the business and leisure traveler seeking up-to-date products and features, value and friendly service. Holiday Inn hotels typically offer a full-service restaurant and lounge, swimming pool, meeting and banquet facilities, optional fitness center and electronic locks. In-room amenities generally include a hair dryer, coffee maker, iron and ironing board, alarm/clock radio and 25" television. The Holiday Inn name is recognized around the world, with more than 1,500 hotels currently being operated under this brand.

     The Holiday Inn Select hotels are focused on the business traveler. Each room offers a residential decor with a well-lit work area, including a dataport and voicemail, and in-room coffee makers. Amenities offered at the Holiday Inn Select hotels generally include full business services such as photocopying and telecopying, meeting capabilities for small to mid-size groups, swimming pool, exercise facilities and full service restaurant and lounge. There are more than 70 Holiday Inn Select hotels operating in the Americas.

     The Holiday Inn, Holiday Inn Select and Crowne Plaza brands are part of the family of brands owned, operated and franchised by Six Continents Hotels. Six Continents Hotels owns, operates or franchises more than 3,000 hotels with more than 500,000 guest rooms in nearly 100 countries around the world.

  Crowne Plaza Hotels

     Crowne Plaza hotels offer upscale accommodations for business and leisure travelers looking for a full range of services. Guests receive personalized attention, including welcoming valet and bell staff, concierge service and full health and exercise facilities. Large guest rooms provide a well-lit work area, two telephones with dataport and voicemail, in-room coffee maker, iron, hair dryer, make-up mirror and free newspaper delivered every weekday. Full business services are available to handle guest secretarial requirements. Crowne Plaza hotels also provide attractive and functional meeting areas that are suitable for a variety of occasions, ranging from small private gatherings to banquets and large conferences. There are currently more than 140 Crowne Plaza hotels and over 40,000 guest rooms in major urban centers, gateway cities and resort destinations worldwide.

  Sheraton and Sheraton Suites

     Sheraton hotels, including Sheraton Suites, are part of Starwood, which owns the Sheraton, Westin and other brand names. Sheraton Suites hotels typically offer two-room suites, each with a wet bar, refrigerator, microwave, coffee maker and two televisions. Restaurant, lounge, swimming pool and fitness center facilities are also typically available to guests. While each of these hotels offers some suite accommodations, the substantial percentage of the accommodations are non-suite rooms.

     Sheraton hotels generally offer numerous amenities and facilities, such as multiple restaurants, banquet and meeting space, recreational facilities (including indoor and/or outdoor pools and fitness centers) and business centers. Starwood owns, leases, manages or franchises more than 725 properties with approximately 225,000 rooms in over 80 countries.

  Hilton and Hilton Suites

     Hilton hotels are upscale, full-service hotels designed to attract business travelers, leisure guests, and in the many Hilton properties with appropriate facilities, groups and conventions. Hilton Suites are full-service, all-suites properties with the amenities of the conventional Hilton-branded hotels in an all-suites format.

     Over decades of operation, the Hilton name has achieved 98% brand awareness worldwide. Conrad Hilton purchased his first hotel in 1919, built the first Hilton-branded hotel in 1925, and established the first "nationwide" hotel chain in 1943. Today Hilton has 499 hotels with 147,667 rooms worldwide which are owned, managed or franchised by Hilton, and is the owner of a number of other hotel brands as set forth in "Embassy Suites" above.

  Radisson Hotels

     Radisson Hotels and Resorts Worldwide is one of the Carlson Companies, a travel and entertainment conglomerate that includes Carlson Wagonlit Travel, TGIFriday's and Regent International Hotels. From the original purchase of the Radisson hotel in downtown Minneapolis in the 1960's, the brand has grown to more than 375 properties with nearly 90,000 guest rooms in 50 countries. Radisson hotels are full-service properties, generally with restaurants, meeting space and banquet capabilities.

  Doubletree and Doubletree Guest Suites Hotels

     The Doubletree Guest Suites all-suite hotels comprise one of the largest all-suite hotel chains in the United States, as measured by number of suites and system revenues. The Doubletree Guest Suites all-suite hotels are targeted at business travelers and families who need or desire greater space than that which is typically provided at traditional hotels. Each guest suite has a separate living room and dining/work area, with a color television, refrigerator and wet bar.

     Traditional full-service Doubletree hotels are targeted at business travelers, group meetings and leisure travelers, and typically include a swimming pool, gift shop, meeting and banquet facilities, at least one restaurant and cocktail lounge, room service, parking facilities and other amenities.

  Other Hotels

     Twenty-nine of our hotels are operated under other brands, as follows:

     - Hampton Inn (8 hotels);

     - Holiday Inn Express (5 hotels);

     - Fairfield Inn (5 hotels);

     - Harvey Hotel (4 hotels);

     - Courtyard by Marriott (2 hotels);

     - Homewood Suites (1 hotel);

     - Westin (1 hotel); and

     - Independents (3 hotels).

HOTEL PORTFOLIO

  FELCOR

     The following table sets forth certain descriptive information regarding our hotels at June 30, 2001:

LOCATION                                                      FRANCHISE BRAND             ROOMS/SUITES
--------                                                      ---------------             ------------
Birmingham, AL(1)...........................................  Embassy Suites                  242
Montgomery (East I-85), AL..................................  Holiday Inn                     213
Texarkana (I-30), AR(2).....................................  Holiday Inn                     210
Flagstaff, AZ...............................................  Embassy Suites                  119
Phoenix (Airport-44th St.), AZ..............................  Embassy Suites                  229
Phoenix (Camelback), AZ.....................................  Embassy Suites                  233
Phoenix (Crescent), AZ(1)...................................  Sheraton                        342
Scottsdale (Downtown), AZ(2)(4).............................  Fairfield Inn                   218
Tempe (ASU), AZ(1)..........................................  Embassy Suites                  224
Anaheim (Disney(R) Area), CA(1).............................  Embassy Suites                  222
Burlingame (SF Airport So), CA(2)...........................  Embassy Suites                  339
Covina (I-10), CA(1)(4).....................................  Embassy Suites                  264
Dana Point, CA..............................................  Doubletree Guest Suites         198
El Segundo (LAX Airport South), CA..........................  Embassy Suites                  350
Irvine (Orange County Airport), CA..........................  Crowne Plaza                    335
Milpitas, CA(1).............................................  Embassy Suites                  267
Milpitas (San Jose North), CA...............................  Crowne Plaza                    305
Napa, CA(1).................................................  Embassy Suites                  205
Oxnard (Mandalay Beach), CA.................................  Embassy Suites                  249
Palm Desert, CA(1)..........................................  Embassy Suites                  198
Pleasanton, CA..............................................  Crowne Plaza                    244
Santa Barbara, CA(1)........................................  Holiday Inn                     160
San Diego (On the Bay), CA(2)...............................  Holiday Inn                     600
San Francisco (Financial District), CA(2)...................  Holiday Inn                     566
San Francisco (Fisherman's Wharf), CA(2)....................  Holiday Inn                     584
San Francisco (Union Square), CA............................  Crowne Plaza                    400
San Rafael (Marin Co.), CA(1)(4)............................  Embassy Suites                  235
South San Francisco (SF Airport North), CA(1)...............  Embassy Suites                  312
Aurora (Denver Southeast), CO(7)............................  Doubletree                      248
Avon (Beaver Creek Resort), CO..............................  Independent                      72
Hartford (Downtown), CT.....................................  Crowne Plaza                    342
Stamford, CT(2).............................................  Holiday Inn Select              383
Wilmington, DE(7)...........................................  Doubletree                      244
Boca Raton, FL(3)...........................................  Doubletree Guest Suites         182
Boca Raton, FL..............................................  Embassy Suites                  263
Cocoa Beach (Oceanfront Resort), FL.........................  Holiday Inn                     500
Deerfield Beach, FL(1)......................................  Embassy Suites                  244
Ft. Lauderdale, FL(1).......................................  Embassy Suites                  359
Ft. Lauderdale (Cypress Creek), FL(1).......................  Sheraton Suites                 253
Jacksonville, FL............................................  Embassy Suites                  277
Kissimmee (Nikki Bird Resort), FL(2)........................  Holiday Inn                     529
Lake Buena Vista (Walt Disney World(R)), FL(2)..............  Doubletree Guest Suites         229
Miami (Airport), FL(2)......................................  Crowne Plaza                    304
Miami (Airport), FL(1)......................................  Embassy Suites                  314
Orlando (North), FL.........................................  Embassy Suites                  277
Orlando (South), FL(1)......................................  Embassy Suites                  244
Orlando (International Drive Resort), FL....................  Holiday Inn                     652
Orlando (Airport), FL.......................................  Holiday Inn Select              288
Tampa (Busch Gardens), FL(3)................................  Doubletree Guest Suites         129
Tampa (Rocky Point), FL.....................................  Doubletree Guest Suites         203
Tampa (Near Busch Gardens), FL(2)...........................  Holiday Inn                     395

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

LOCATION                                                      FRANCHISE BRAND             ROOMS/SUITES
--------                                                      ---------------             ------------
Atlanta (Downtown), GA(4)...................................  Courtyard by Marriott           211
Atlanta (Airport), GA.......................................  Crowne Plaza                    378
Atlanta (Powers Ferry), GA(1)...............................  Crowne Plaza                    296
Atlanta (Buckhead), GA(1)...................................  Embassy Suites                  317
Atlanta (Airport), GA.......................................  Embassy Suites                  233
Atlanta (Perimeter Center), GA(1)(4)........................  Embassy Suites                  241
Atlanta (Downtown), GA(4)...................................  Fairfield Inn                   242
Atlanta (Airport North), GA(1)..............................  Holiday Inn                     493
Atlanta (Jonesboro South), GA(1)............................  Holiday Inn                     180
Atlanta (Perimeter Dunwoody), GA(1).........................  Holiday Inn Select              250
Atlanta (Airport Gateway), GA...............................  Sheraton                        395
Atlanta (Galleria), GA(1)...................................  Sheraton Suites                 278
Brunswick, GA...............................................  Embassy Suites                  130
Columbus (Airport North), GA(2).............................  Holiday Inn                     223
Davenport, IA(3)............................................  Hampton Inn                     132
Davenport, IA(3)............................................  Holiday Inn                     287
Chicago (Allerton), IL......................................  Crowne Plaza                    443
Chicago (Lombard), IL(1)(4).................................  Embassy Suites                  262
Chicago (O'Hare), IL(1).....................................  Sheraton Suites                 297
Deerfield, IL(1)............................................  Embassy Suites                  237
Moline, IL(3)...............................................  Hampton Inn                     138
Moline (Airport), IL(3).....................................  Holiday Inn                     216
Moline (Airport), IL(3).....................................  Holiday Inn Express             111
Indianapolis (North), IN(1)(4)..............................  Embassy Suites                  222
Colby, KS(3)................................................  Holiday Inn Express              72
Great Bend, KS(3)...........................................  Holiday Inn                     175
Hays, KS(3).................................................  Hampton Inn                     116
Hays, KS(3).................................................  Holiday Inn                     190
Overland Park, KS(1)(4).....................................  Embassy Suites                  199
Salina, KS(1)(3)............................................  Holiday Inn                     192
Salina (I-70), KS(2)(3).....................................  Holiday Inn Express Hotel
                                                                & Suites                       93
Lexington, KY...............................................  Hilton Suites                   174
Lexington, KY(1)............................................  Sheraton Suites                 155
Baton Rouge, LA(1)..........................................  Embassy Suites                  224
New Orleans, LA(1)..........................................  Embassy Suites                  372
New Orleans (Chateau LeMoyne), LA(1)(2)(4)..................  Holiday Inn                     171
New Orleans (French Quarter), LA(1)(2)......................  Holiday Inn                     276
Boston (Marlborough), MA(1).................................  Embassy Suites                  229
Boston (Government Center), MA(2)...........................  Holiday Inn Select              303
Baltimore (BWI), MD(7)......................................  Embassy Suites                  251
Troy, MI(7).................................................  Embassy Suites                  251
Bloomington, MN.............................................  Embassy Suites                  219
Minneapolis (Airport), MN(1)................................  Embassy Suites                  311
Minneapolis (Downtown), MN..................................  Embassy Suites                  218
St. Paul, MN(5).............................................  Embassy Suites                  210
Kansas City (Country Club Plaza), MO(1)(2)(4)...............  Embassy Suites                  266
Kansas City (Northeast), MO.................................  Holiday Inn                     167
St. Louis (Downtown), MO....................................  Embassy Suites                  297
St. Louis (Westport), MO(1).................................  Holiday Inn                     318
Jackson (Downtown), MS(1)...................................  Crowne Plaza                    354
Jackson (Briarwood), MS(1)(3)...............................  Hampton Inn                     119
Jackson (North), MS(1)......................................  Holiday Inn Hotel & Suites      224
Olive Branch (Whispering Woods Hotel and Conference Center),
  MS........................................................  Independent                     179
Charlotte, NC(1)(4).........................................  Embassy Suites                  274
Raleigh/Durham, NC..........................................  Doubletree Guest Suites         203

LOCATION                                                      FRANCHISE BRAND             ROOMS/SUITES
--------                                                      ---------------             ------------
Raleigh, NC(1)(4)...........................................  Embassy Suites                  225
Omaha, NE...................................................  Doubletree Guest Suites         189
Omaha (Central), NE(1)......................................  Hampton Inn                     132
Omaha (Southwest), NE.......................................  Hampton Inn                     131
Omaha (I-80), NE(1).........................................  Holiday Inn                     383
Omaha (Old Mill Northwest), NE..............................  Crowne Plaza                    213
Omaha (Southwest), NE.......................................  Holiday Inn Express Hotel
                                                                & Suites                       78
Omaha (Southwest), NE.......................................  Homewood Suites                 108
Parsippany, NJ(1)(4)........................................  Embassy Suites                  274
Piscataway, NJ(1)...........................................  Embassy Suites                  225
Secaucus (Meadowlands), NJ(2)(4)............................  Embassy Suites                  261
Secaucus (Meadowlands), NJ..................................  Crowne Plaza                    301
Albuquerque (Mountain View), NM.............................  Holiday Inn                     360
Syracuse, NY................................................  Embassy Suites                  215
Cleveland, OH...............................................  Embassy Suites                  268
Columbus, OH................................................  Doubletree Guest Suites         194
Dayton, OH(1)...............................................  Doubletree Guest Suites         138
Tulsa, OK...................................................  Embassy Suites                  240
Philadelphia (Center City), PA(1)...........................  Crowne Plaza                    445
Philadelphia (Independence Mall), PA(1).....................  Holiday Inn                     364
Philadelphia (Society Hill), PA(1)..........................  Sheraton                        365
Pittsburgh, PA(1)(2)........................................  Holiday Inn Select              251
Charleston (Mills House), SC................................  Holiday Inn                     214
Greenville (Roper), SC......................................  Crowne Plaza                    208
Myrtle Beach (Kingston Plantation), SC......................  Embassy Suites                  255
Knoxville (Central), TN(2)..................................  Holiday Inn                     242
Nashville (Airport), TN(3)..................................  Doubletree Guest Suites         138
Nashville, TN...............................................  Embassy Suites                  296
Nashville (Opryland/Airport), TN(2).........................  Holiday Inn Select              385
Addison (North Dallas), TX(1)...............................  Crowne Plaza                    429
Amarillo (I-40), TX(2)......................................  Holiday Inn                     247
Austin (Downtown), TX(7)....................................  Doubletree Guest Suites         189
Austin (Airport North), TX(1)(4)............................  Embassy Suites                  261
Austin (Town Lake), TX......................................  Holiday Inn                     320
Beaumont (Midtown I-10), TX.................................  Holiday Inn                     253
Corpus Christi, TX(1).......................................  Embassy Suites                  150
Dallas (Alpha Road), TX.....................................  Bristol House(R)                127
Dallas (Market Center), TX(1)...............................  Crowne Plaza                    354
Dallas (Park Central), TX(1)................................  Crowne Plaza Suites             295
Dallas (Campbell Centre), TX(7).............................  Doubletree                      302
Dallas (DFW Airport South), TX..............................  Embassy Suites                  305
Dallas (Love Field), TX(1)..................................  Embassy Suites                  248
Dallas (Market Center), TX(1)...............................  Embassy Suites                  244
Dallas (Park Central), TX...................................  Embassy Suites                  279
Dallas (Regal Row), TX(4)...................................  Fairfield Inn                   204
Dallas (Downtown West End), TX..............................  Hampton Inn                     311
Dallas, TX(1)...............................................  Harvey Hotel                    313
Dallas (Park Central), TX(6)................................  Sheraton                        438
Dallas (Park Central), TX(6)................................  Westin                          545
Houston (Near the Galleria), TX(4)..........................  Courtyard by Marriott           209
Houston (Medical Center), TX(1).............................  Crowne Plaza                    297
Houston (Near the Galleria), TX(4)..........................  Fairfield Inn                   107
Houston (I-10 East), TX(4)..................................  Fairfield Inn                   160
Houston (I-10 East), TX(4)..................................  Hampton Inn                      90
Houston (Medical Center), TX(1)(2)..........................  Holiday Inn Hotel & Suites      285

LOCATION                                                      FRANCHISE BRAND             ROOMS/SUITES
--------                                                      ---------------             ------------
Houston (International Airport), TX(1)......................  Holiday Inn                     401
Houston (I-10 West), TX.....................................  Holiday Inn Select              345
Houston (Near Greenway Plaza), TX(1)........................  Holiday Inn Select              355
Irving (DFW Airport North), TX(1)...........................  Harvey Hotel                    506
Irving (DFW Airport North), TX(1)...........................  Harvey Suites                   164
Midland (Country Villa), TX.................................  Holiday Inn                     250
Odessa (Parkway Blvd), TX...................................  Holiday Inn Express Hotel
                                                                & Suites                      186
Odessa (Centre), TX.........................................  Holiday Inn Hotel & Suites      245
Plano, TX(1)................................................  Harvey Hotel                    279
Plano, TX...................................................  Holiday Inn                     161
San Antonio (Airport), TX(1)(2)(4)..........................  Embassy Suites                  261
San Antonio (Northwest), TX(1)(4)...........................  Embassy Suites                  217
San Antonio (Downtown), TX(2)...............................  Holiday Inn                     315
San Antonio (International Airport), TX.....................  Holiday Inn Select              397
Waco (I-35), TX.............................................  Holiday Inn                     171
Salt Lake City (Airport), UT(2).............................  Holiday Inn                     191
Tyson's Corner, VA (1)(4)...................................  Sheraton                        437
Burlington, VT(1)...........................................  Sheraton                        309
Cambridge, Canada...........................................  Holiday Inn                     139
Kitchener (Waterloo), Canada................................  Holiday Inn                     182
Peterborough (Waterfront), Canada...........................  Holiday Inn                     155
Sarnia, Canada..............................................  Holiday Inn                     151
Toronto (Yorkdale), Canada..................................  Holiday Inn                     370
Toronto (Airport), Canada...................................  Holiday Inn Select              444

------------

(1) Encumbered by mortgage debt.

(2) Situated on land leased under a long-term ground lease.

(3) This hotel is one of the 15 remaining non-strategic hotels that we intend to sell.

(4) This hotel is one of 24 hotels owned by unconsolidated entities in which we own a 50% equity interest.

(5) Owned subject to a capitalized industrial revenue bond lease that expires in 2011 and permits us to purchase the fee interest at expiration for a nominal amount.

(6) This hotel is one of two hotels owned by a joint venture in which we own a 60% equity interest.

(7) This hotel is one of six hotels in which we own a 90% equity interest.

     MERISTAR

     The following table sets forth certain information with respect to MeriStar's hotels at June 30, 2001:

LOCATION                                                  FRANCHISE BRAND                       ROOMS/SUITES
--------                                                  ---------------                       ------------
Mesa, AZ................................................  Sheraton                                    273
Phoenix, AZ.............................................  Crowne Plaza                                250
Tucson, AZ..............................................  Embassy Suites                              204
Century City, CA........................................  Courtyard by Marriott                       134
Irvine, CA(2)...........................................  Hilton                                      289
Los Angeles, CA.........................................  Marriott                                    469
Marina Del Rey, CA(2)...................................  Courtyard by Marriott                       276
Monterey, CA............................................  Hilton                                      204
Palm Springs, CA(1).....................................  Doral Palm Springs                          285
Sacramento, CA(2).......................................  Hilton                                      331
San Diego, CA...........................................  Holiday Inn Select                          317
San Francisco, CA(2)....................................  Sheraton                                    525
San Jose, CA(2).........................................  Crowne Plaza                                239
San Jose, CA(1).........................................  Wyndham                                     355
San Pedro, CA(1)........................................  Hilton                                      226
Santa Barbara, CA.......................................  Santa Barbara Inn                            71

LOCATION                                                  FRANCHISE BRAND                       ROOMS/SUITES
--------                                                  ---------------                       ------------
Colorado Springs, CO....................................  Holiday Inn                                 200
Colorado Springs, CO(2).................................  Sheraton                                    500
Englewood, CO(2)........................................  Embassy Suites                              236
Hartford, CT(1).........................................  Hilton                                      388
Meriden, CT.............................................  Ramada                                      150
Shelton, CT(2)..........................................  Ramada                                      155
Windsor Locks, CT.......................................  Doubletree Bradley Airport                  200
Washington, DC(1).......................................  Embassy Row Hilton                          193
Washington, DC..........................................  Georgetown Inn                               96
Washington, DC..........................................  The Latham Hotel                            143
Captiva, FL.............................................  South Seas Plantation                       579
Clearwater, FL(1).......................................  Hilton                                      426
Clearwater, FL..........................................  Ramada                                      289
Cocoa Beach, FL.........................................  Hilton                                      296
Ft. Lauderdale, FL......................................  Holiday Inn                                 240
Key Largo, FL...........................................  Howard Johnson Resort                       100
Key Largo, FL...........................................  Westin                                      200
Lake Buena Vista, FL(1).................................  Courtyard by Marriott                       314
Lake Buena Vista, FL....................................  Sheraton                                    489
Marco Island, FL........................................  Radisson                                    268
Madeira Beach, FL.......................................  Holiday Inn                                 149
Orlando, FL.............................................  Radisson                                    742
Sanibel Island, FL......................................  Best Western Hotel                           46
Sanibel Island, FL......................................  Safety Harbor Resort and Spa                193
Sanibel Island, FL......................................  Sanibel Inn                                  96
Sanibel Island, FL......................................  Seaside Inn                                  32
Sanibel Island, FL......................................  Song of the Sea                              30
Sanibel Island, FL......................................  Sundial Beach Resort                        243
Tampa, FL...............................................  Doubletree                                  496
Atlanta, GA(2)..........................................  Doubletree Guest Suites                     155
Atlanta, GA.............................................  Westin Atlanta Airport                      495
Jekyll Island, GA(1)....................................  Jekyll Inn                                  262
Marietta, GA............................................  Wyndham                                     218
Arlington Heights, IL...................................  Radisson                                    201
Chicago, IL.............................................  Radisson Hotel & Suites                     350
Rosemont, IL(2).........................................  Holiday Inn                                 507
Schaumburg, IL..........................................  Radisson                                    200
Indianapolis, IN........................................  Doubletree Guest Suites                     137
Lexington, KY...........................................  Radisson Plaza                              367
Louisville, KY..........................................  Hilton                                      321
Kenner, LA(2)...........................................  Holiday Inn Select                          303
Lafayette, LA(2)........................................  Hilton & Towers                             327
New Orleans, LA(1)......................................  Maison de Ville                              23
Annapolis, MD...........................................  Radisson                                    219
Baltimore, MD...........................................  Radisson                                    148
Columbia, MD............................................  Sheraton                                    287
Detroit, MI.............................................  Hilton                                      151
Grand Rapids, MI(2).....................................  Hilton                                      224
Kansas City, MO.........................................  Holiday Inn Sports Complex                  163
Charlotte, NC(2)........................................  Sheraton Airport Plaza                      222
Durham, NC..............................................  Hilton                                      194
Durham, NC..............................................  Courtyard by Marriott                       146
Mahwah, NJ..............................................  Ramada                                      128
Mahwah, NJ..............................................  Sheraton                                    225
Morristown, NJ..........................................  Westin                                      199
Mt. Arlington, NJ(2)....................................  Four Points by Sheraton                     124

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

LOCATION                                                  FRANCHISE BRAND                       ROOMS/SUITES
--------                                                  ---------------                       ------------
Princeton, NJ(1)........................................  Doral Forrestal                             290
Secaucus, NJ(1).........................................  Courtyard by Marriott                       165
Somerset, NJ(2).........................................  Marriott                                    440
Albuquerque, NM(2)......................................  Doubletree                                  295
Albuquerque, NM(1)......................................  Wyndham                                     276
Las Vegas, NV...........................................  Crowne Plaza                                201
Las Vegas, NV...........................................  St. Tropez Suites                           149
Rochester, NY(1)........................................  Radisson                                    171
Middleburg Heights, OH..................................  Radisson                                    237
Toledo, OH(1)...........................................  Hilton                                      213
Oklahoma City, OK.......................................  Westin                                      395
Lake Oswego, OR(2)......................................  Crowne Plaza                                161
Frazer, PA..............................................  Sheraton                                    198
Philadelphia, PA(2).....................................  Embassy Suites                              288
Trevose, PA.............................................  Holiday Inn Select                          215
Arlington, TX(2)........................................  Hilton                                      309
Austin, TX(2)...........................................  Doubletree                                  350
Austin, TX..............................................  Hilton & Towers                             320
Bedford, TX.............................................  Holiday Inn Select                          243
Dallas, TX..............................................  Radisson                                    304
Dallas, TX..............................................  Renaissance                                 289
Dallas, TX..............................................  Sheraton                                    348
Houston, TX(2)..........................................  Hilton                                      292
Houston, TX(2)..........................................  Marriott                                    302
Houston, TX.............................................  Hilton                                      295
Houston, TX.............................................  Sheraton                                    382
Irving, TX(2)...........................................  Holiday Inn Select                          409
Midland, TX.............................................  Hilton                                      249
Salt Lake City, UT......................................  Hilton                                      287
Alexandria, VA..........................................  Holiday Inn                                 178
Alexandria, VA..........................................  Radisson                                    253
Arlington, VA...........................................  Hilton                                      209
Arlington, VA...........................................  Hilton                                      386
Richmond, VA............................................  Richmond Hotel and Conference               280
                                                          Center
Bellevue, WA............................................  Hilton                                      179
Madison, WI(2)..........................................  Crowne Plaza                                226
Madison, WI.............................................  Holiday Inn                                 194
Calgary, Alberta, Canada................................  Holiday Inn                                 170
Guildford, B.C., Canada.................................  Sheraton                                    278
Vancouver, B.C., Canada.................................  Holiday Inn                                 100
Vancouver, B.C., Canada.................................  Ramada                                      118

------------

(1) Situated on land leased under a long-term ground lease.

(2) Encumbered by mortgage debt.

MANAGEMENT AGREEMENTS

  FelCor

     In July 2001, we acquired the leasehold interests in 88 hotels from Six Continents Hotels. In connection with this acquisition, Six Continents Hotels assigned the leases to those hotels to our TRSs, and the TRSs executed new management agreements with Six Continents Hotels for the 88 hotels that were previously leased.

     Additionally, as a result of our acquisition of DJONT, our TRSs became parties to management agreements with subsidiaries of Hilton, including Promus Hotels, Inc. and its affiliates, DT Management,

Inc. and its affiliates, and subsidiaries of Starwood, including Sheraton Operating Corporation and its affiliates.

     Management Fees and Performance Standards. Under the agreements with Six Continents Hotels, the TRS lessees generally pay Six Continents Hotels a basic management fee for each hotel equal to 2% of adjusted gross revenues of the hotel plus 5% of the room revenue of the hotel for each fiscal month during the initial term and any renewal term. The basic management fees owed under the other management agreements are generally as follows:

     - Doubletree -- between 2% and 3% of the hotel's total sales per month;

     - Sheraton -- 2% of the hotel's total revenue per accounting period; and

     - Promus -- 2% of adjusted gross income payable monthly.

     Under the management agreements with Six Continents Hotels, the TRS lessees are required to pay an incentive management fee based on the performance of all the managed hotels, considered in the aggregate. The incentive management fee is computed as a percentage of hotel profits in excess of specified returns to us based on our investment in the managed hotels. The management agreements with the other managers generally provide for an incentive management fee based on a percentage of the TRS lessee's net income before overhead on a hotel by hotel basis.

     Term and Termination. The management agreements with Six Continents Hotels generally have initial terms of 12 to 17 years. Six Continents Hotels may renew the management agreements for one additional 5-year term on mutually acceptable terms and conditions, provided the hotel meets certain performance standards. The TRSs may elect not to continue to operate the hotels under the brand beyond the expiration of the initial term, however, such election will give Six Continents Hotels the right to force us to sell such hotel to it at an appraised value. The management agreements with the other managers generally have initial terms of between 10 and 20 years, and the agreements are generally renewable beyond the initial term for a period or periods of between 5 and 10 years only upon the mutual written agreement of the parties.

     The management agreements are generally terminable upon the occurrence of standard events of default or if the hotel subject to the agreement fails to meet certain financial expectations. Upon termination by either party for any reason, the TRSs generally will pay all amounts due and owing under the management agreement through the effective date of such termination. Under the Six Continents Hotels management agreements, if we sell any individual hotel, we may be required to pay Six Continents Hotels a monthly replacement management fee equal to the existing fee structure for up to one year. In addition, if a TRS breaches the agreement, resulting in a default and termination thereof, or otherwise causes or suffers a termination for any reason other than an event of default by Six Continents Hotels, the TRS may be liable for liquidated damages under the terms of the management agreement. However, if the termination results from the sale of a hotel, no such liquidated damages will be owed if the net proceeds of the sold hotel are reinvested in one or more hotels licensed by Six Continents Hotels within one year from the sale of the hotel.

     Assignment. Generally, neither party to the management agreements has the right to sell, assign or transfer the agreements to a third party without the prior written consent of the other party to the agreement, which consent shall not be unreasonably withheld. A change in control of either party will generally require the other's consent, which shall not be unreasonably withheld.

  MeriStar

     Effective January 1, 2001, MeriStar's TRSs executed agreements with subsidiaries of MeriStar Hotels & Resorts which assigned MeriStar's existing leases with MeriStar Hotels & Resorts to MeriStar's TRSs.

     In connection with the assignment, the TRSs executed new management agreements with a subsidiary of MeriStar Hotels & Resorts for each property that was previously leased by them. After the completion of the merger, these management agreements will continue to be in effect.

     Management Fees and Performance Standards. Each of MeriStar's TRSs will pay MeriStar Hotels & Resorts a management fee for each hotel equal to a specified percentage of aggregate hotel operating revenues, increased or reduced, as the case may be, by 20% of the positive or negative difference between:

     - the actual excess of total operating revenues over total operating expenses; and

     - the projected excess of total operating revenues over total operating expenses.

     The total management fee for a hotel in any fiscal year will not be less than 2.5% or greater than 4.0% of aggregate hotel operating revenues.

     Term and Termination. The management agreements with MeriStar Hotels & Resorts have initial terms of 10 years with three renewal periods of five years each. A renewal will not go into effect if a change in the federal tax laws permits MeriStar or one of its subsidiaries to operate the hotel directly without adversely affecting MeriStar's ability to qualify as a REIT or if MeriStar Hotels & Resorts elects not to renew the agreement. MeriStar may elect not to renew the management agreements only as provided below.

     MeriStar's TRSs have the right to terminate a management agreement for a hotel upon the sale of the hotel to a third party or if the hotel is destroyed and MeriStar elects not to rebuild after a casualty. Upon that termination, MeriStar's TRS will be required to pay MeriStar Hotels & Resorts the fair market value of the management agreement. That fair market value will be equal to the present value, using a discount rate of 10%, of the remaining payments under the agreement, assuming that MeriStar Hotels & Resorts would have been paid management fees under the agreement based on the operating results for the 12 months preceding the termination. MeriStar's TRSs will be able to credit against any termination payments the projected fees, discounted to present value at a discount rate of 10%, under any management agreements or leases entered into between MeriStar's TRSs and subsidiaries of MeriStar Hotels & Resorts following August 3, 1998.

     If gross operating profit from a hotel is less than 85% of the amount projected in the hotel's budget in any fiscal year and gross operating profit from that hotel is less than 90% of the projected amount in the next fiscal year, MeriStar's TRSs will have the right to terminate the management agreement for the hotel without a termination fee unless:

     - MeriStar did not materially comply with the capital expenditures contemplated by the budget for either or both of the applicable fiscal years; or

     - MeriStar Hotels & Resorts cures the shortfall by agreeing to reduce its management fee for the next fiscal year by the amount of the shortfall between the actual operating profit for the second fiscal year and 90% of the projected gross operating profit for that year.

     MeriStar Hotels & Resorts can only use this cure right once during the term of the management agreement.

     Assignment. MeriStar Hotels & Resorts does not have the right to assign a management agreement without the prior written consent of the relevant TRS. A change in control of MeriStar Hotels & Resorts will require MeriStar's consent which may be granted or withheld in MeriStar's sole discretion.

THE INTERCOMPANY AGREEMENT

 General

     MeriStar is party to an intercompany agreement with MeriStar Hotels & Resorts. On completion of the merger, we will assume MeriStar's rights and obligations under this agreement. The intercompany agreement provides that, for so long as the agreement remains in effect, MeriStar Hotels & Resorts will be prohibited from making real property investments that a REIT could make unless:

     - we are first given the opportunity, but elect not to pursue the activities or investments;

     - it is on land already owned or leased by MeriStar Hotels & Resorts or subject to a lease or purchase option in favor of MeriStar Hotels & Resorts;

     - MeriStar Hotels & Resorts will operate the property under a brand name owned by them; or

     - it is a minority investment made as part of a lease or management agreement arrangement.

We will have a right of first refusal with respect to the sale of any property under a brand name owned by MeriStar Hotels & Resorts.

     The intercompany agreement generally grants MeriStar Hotels & Resorts the right of first refusal to become the manager of any real property acquired by us that we do not elect to have managed by the brand owner. This opportunity will be made available to MeriStar Hotels & Resorts only if we determine that:

     - consistent with our status as a REIT, we must enter into a management agreement with an unaffiliated third party with respect to the property;

     - MeriStar Hotels & Resorts is qualified to be the manager of that property; and

     - the property is not to be operated by the owner of a hospitality brand under that brand.

  Equity Offerings

     If either MeriStar or MeriStar Hotels & Resorts desires to engage in a securities issuance, such issuing party will give notice to such other party as promptly as practicable of its desire to engage in a securities issuance. Any such notice will include the proposed material terms of such issuance, to the extent determined by the issuing party, including whether such issuance is proposed to be pursuant to public or private offering, the amount of securities proposed to be issued and the manner of determining the offering price and other terms thereof. The non-issuing party will cooperate with the issuing party in every way to effect any securities issuance of the issuing party by assisting in the preparation of any registration statement or other document required in connection with such issuance and, in connection therewith, providing the issuing party with such information as may be required to be included in such registration statement or other document.

  Term

     The intercompany agreement will terminate upon the earlier of August 3, 2008, and the date of a change in ownership or control of MeriStar Hotels & Resorts.

CREDIT FACILITY

     MeriStar LP is obligated to lend MeriStar Hotels & Resorts up to $50 million for general corporate purposes pursuant to a revolving credit agreement. Borrowings under the revolving credit agreement bear interest at a rate of 650 basis points over the 30-day London Interbank Offered Rate per year and mature on the 91st day following the maturity of MeriStar Hotels & Resorts' senior credit facility, as amended, restated, refinanced or renewed. The revolving credit agreement is expressly subordinated to MeriStar Hotel & Resorts' $100 million senior credit facility. As of June 30, 2001, there was $36.0 million outstanding under this revolving credit agreement. Upon effectiveness of the MeriStar merger, we will succeed to MeriStar's role as lender under this credit facility.

     In connection with the MeriStar merger, we expect this revolving credit agreement will be amended to fix the maturity date at February 28, 2004, to set the interest rate at 600 basis points over the 30-day LIBOR, and to set the default interest rate to 800 basis points over the 30-day LIBOR.

THE LEASES

     As a result of the acquisition of DJONT and the acquisition of the 88 leases from Six Continents Hotels on July 1, 2001, all of our hotel leases are held by our TRSs.

     As of June 30, 2001, 109 of MeriStar's hotel leases were held by its TRSs and four of its leases were held by third parties.

COMPETITION

     The hotel industry is highly competitive. Each of our hotels and those of MeriStar is located in a developed area that includes other hotel properties and competes for guests primarily with other full and limited service hotels in its immediate vicinity and secondarily with other hotel properties in its geographic market. We believe that brand recognition, location, the quality of the hotel and services provided, and price are the principal competitive factors affecting our hotels and those of MeriStar.

ENVIRONMENTAL MATTERS

     We customarily obtain a Phase I environmental audit from independent environmental consultants before acquiring a hotel. The principal purpose of a Phase I audit is to identify indications of potential environmental contamination for which such hotels may have liability and, secondarily, to assess, to a limited extent, the potential for environmental regulatory compliance liabilities. The Phase I audits of the hotels were designed to meet the requirements of the then current industry standards governing Phase I audits, and consistent with those requirements, none of the audits involved testing of groundwater, soil or air. Accordingly, they do not represent evaluations of conditions at the studied sites that would be revealed only through such testing. In addition, their assessment of environmental regulatory compliance issues was general in scope and was not a detailed determination of the hotel's complete environmental compliance status. Similarly, the audits did not involve comprehensive analysis of potential offsite liability. The Phase I audit reports did not reveal any environmental liability that we believe would have a material adverse effect on our business, assets or results of operations, nor are we aware of any such liability. Nevertheless, it is possible that these reports do not reveal or accurately assess all environmental liabilities and that there are material environmental liabilities of which we are unaware.

     We believe that the hotels are in compliance, in all material respects, with all federal, state, local and foreign laws and regulations regarding hazardous substances and other environmental matters, the violation of which would have a material adverse effect on us. We have not been notified by any governmental authority or private party of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental matters in connection with any of our current or former properties. See "Risk Factors -- We will encounter risks that may adversely affect real estate ownership -- Compliance with environmental laws may adversely affect our financial condition."

TAX STATUS

     FelCor elected to be taxed as a REIT under the federal income tax laws, commencing with its initial taxable year ended December 31, 1994. MeriStar was created on August 3, 1998 when American Hospitality Corporation, a corporation operating as a REIT, and its associated entities merged with CapStar Hotel Company and its related entities. As a REIT, each of FelCor and MeriStar generally is not subject to federal income taxation at the corporate level on its taxable income that is distributed to its shareholders. Each of FelCor and MeriStar may, however, be subject to certain state and local taxes on its income and property. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute annually at least 90% of its taxable income. In connection with FelCor's and MeriStar's elections to be taxed as a REIT, each of FelCor's and MeriStar's charter imposes restrictions on the ownership and transfer of shares of its common stock. Each of FelCor LP and MeriStar LP expects to make distributions on its units sufficient to enable FelCor and MeriStar, respectively, to meet its distribution obligations as a REIT. Each of FelCor and MeriStar has adopted the calendar year as its taxable year.

EMPLOYEES

     FelCor LP has no employees. Management functions of FelCor LP are performed by FelCor as the sole general partner. Mr. Corcoran entered into an employment agreement with FelCor in 1994 that continues in effect until December 31, 2001 and automatically renews for successive one-year terms, unless terminated otherwise. None of FelCor's other executive officers has an employment agreement with FelCor. In addition to Mr. Corcoran, FelCor had 50 other full-time employees at June 30, 2001.

     As of June 30, 2001, MeriStar and MeriStar LP employed 50 persons, all of whom work at MeriStar's existing corporate headquarters.

     All persons employed in the day-to-day operation of our and MeriStar's hotels are employees of the lessees, or of the management companies engaged by the lessees, to operate such hotels and are not our or MeriStar's employees.

PERSONNEL AND OFFICE SHARING ARRANGEMENTS

     We share executive offices with FelCor, Inc., a private company controlled by Mr. Corcoran and, prior to January 1, 2001, we also shared offices with DJONT. Each entity bears an allocated share of the costs thereof, including, but not limited to, rent, salaries of certain personnel, other than Mr. Corcoran, who is compensated solely by FelCor, office supplies, telephones and depreciation of office furniture, fixtures and equipment. FelCor LP reimburses FelCor for its share of such allocated costs. Such allocations of shared costs are subject to the approval of a majority of the independent directors of FelCor. For the year ended December 31, 2000 and the six months ended June 30, 2001, we bore $7.5 million, or 89.5%, and $4.6 million, or 99.5%, of all allocable expenses under this arrangement.

LEGAL PROCEEDINGS

     There is no litigation pending or known to be threatened against us or MeriStar or affecting any of our or MeriStar's hotels other than claims arising in the ordinary course of business or which are not considered to be material. Furthermore, most of such claims are substantially covered by insurance. We do not believe that any claims known to us, individually or in the aggregate, will have a material adverse effect on us or MeriStar, without regard to any potential recoveries from insurers or other third parties.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

LINE OF CREDIT

     On July 26, 2001, we entered into an amended and restated credit agreement, pursuant to which we provided for an increase of our line of credit, upon completion of the MeriStar merger, from $600 million to $700 million. The Chase Manhattan Bank serves as administrative agent, and The Chase Manhattan Bank of Canada serves as an additional administrative agent, under the line of credit. Our line of credit matures on the earlier of the third anniversary of the MeriStar merger or October 31, 2004, provided that the maturity date may be extended two years, subject to certain conditions. The line of credit is guaranteed by certain of our subsidiaries, which are also guarantors of the 7 3/8%, 7 5/8%, 8 1/2% and 9 1/2% senior notes, and will be guarantors of the New Notes offered by this prospectus.

     Borrowings by the U.S. borrower under the line of credit bear interest, at our option:

     - at a base rate equal to the higher of the base rate announced from time to time by The Chase Manhattan Bank and 0.5% plus the Federal funds rate, in either case plus an applicable margin of 0% to 1.000%; or

     - at a Eurodollar rate based upon the 1, 2, 3, 6, 9 or 12-month LIBOR plus an applicable margin of 0.875% to 2.500%.

     Borrowings by the Canadian borrower under the line of credit, at our option, may be in the form of:

     - Canadian Prime Rate Loans, which bear interest at a prime rate ("Prime Rate") equal to the greater of the per annum rate of interest quoted, published and commonly known as the "prime rate" of The Chase Manhattan Bank of Canada and the 30-day Canadian Dollar Bankers' Acceptance rate, or CDOR Rate, plus 1.0%, in either case plus an applicable margin of 0% to 1.000%; or

     - Bankers' Acceptance Loans, which are purchased at a discount to face amount at a discount rate generally equal to the CDOR rate plus an acceptance fee calculated on the face amount at a rate per annum equal to the applicable margin that would be payable with respect to a comparable Eurodollar rate loan.

The applicable margin varies depending upon our long-term senior unsecured actual debt rating or leverage ratio. At June 30, 2001, the margin was 0.500% in the case of base rate/prime rate borrowings and 2.000% in the case of Eurodollar rate borrowings. At June 30, 2001, borrowings outstanding under our line of credit aggregated $39.9 million and bore interest at a weighted average interest rate of 6.559% per annum.

     Our line of credit requires us to comply with certain financial tests and to maintain certain financial ratios, including our unsecured interest expense coverage, fixed charge coverage ratio, maintenance of tangible net worth, limitations on total indebtedness, limitations on total secured indebtedness, adjusted net operating income and limitations on recourse second indebtedness.

     Failure to satisfy any of the financial covenants would constitute an event of default, notwithstanding our ability to meet our debt service obligations. An event of default also includes, without limitation, a cross-default to other indebtedness, bankruptcy and a change of control.

     In addition to the financial covenants, our line of credit includes certain other affirmative and negative covenants, including: restrictions on our ability to create or acquire wholly-owned subsidiaries, restrictions on the operation/ownership of our hotels, limitations on our ability to lease property or guaranty leases of other persons, limitations on our ability to make restricted payments, limitations on our ability to merge or consolidate with other persons, issue stock of our subsidiaries and sell all or substantially all of our assets, restrictions on our ability to construct new hotels or acquire hotels under construction, limitations on our ability to change the nature of our business, limitations on our ability to modify certain instruments, limitations on our ability to create liens, limitations on our ability to enter into transactions with affiliates and limitations on our ability to enter into joint ventures.

7 3/8% AND 7 5/8% SENIOR NOTES

     In October 1997, we issued $175,000,000 aggregate principal amount of 7 3/8% senior notes due 2004 and $125,000,000 aggregate principal amount of 7 5/8% senior notes due 2007. These senior notes were issued under an indenture containing covenants and other terms and conditions substantially similar to those governing the Old Notes; however, the indenture governing the Old Notes contains additional restrictions upon the redemption of the Notes and the repurchase of capital stock. See "Description of the New Notes and Guarantees."

8 1/2% SENIOR NOTES

     In June 2001, we issued $600 million aggregate principal amount of our 8 1/2% senior notes due 2011. These senior notes were issued under an indenture containing covenants and other terms and conditions substantially similar to those governing the Old Notes; however, the indenture governing the Old Notes contains additional redemption features and the indenture governing the 8 1/2% senior notes due 2011 contains a special redemption provision that required approximately $316 million of net proceeds to be placed in a restricted proceeds account pending completion of the MeriStar merger.

MERISTAR 9% AND 9 1/8% SENIOR NOTES

     In January 2000, MeriStar LP and MeriStar Hospitality Finance Corp. issued $300 million aggregate principal amount of their 9% senior notes due 2008 and $200 million aggregate principal amount of their 9 1/8% senior notes due 2011. The indenture under which MeriStar's 9% and 9 1/8% senior notes were issued contains certain covenants, including maintenance of certain financial ratios, reporting requirements and other customary restrictions. These notes are currently guaranteed by MeriStar and certain subsidiaries of MeriStar LP and MeriStar Hospitality Finance Corp. Upon completion of the MeriStar merger, an offer to purchase these notes at 101% of their aggregate principal amount will be required to be made to all noteholders, unless waived. To the extent noteholders elect to accept the change of control offer, we have obtained a commitment from lenders for up to $500 million in a stock secured term loan facility which will be available for use to fund, if necessary, our obligation to repurchase up to $500 million of outstanding senior notes of MeriStar LP after the merger. The stock secured term loan facility will have a term of between five and one-half years and seven years and bear interest at a fixed market interest rate not to exceed LIBOR plus 5.25%.

MORTGAGE DEBT

     Our and MeriStar's mortgage debt contains affirmative covenants that are generally equal to or less restrictive than our line of credit. Most of our and MeriStar's mortgage debt is non-recourse to us and MeriStar, respectively.

                  DESCRIPTION OF THE NEW NOTES AND GUARANTEES

     The Old Notes were, and the New Notes will be, issued by FelCor LP under the Indenture dated September 15, 2000 among itself, FelCor, the Subsidiary Guarantors and SunTrust Bank, as trustee. The terms of the Old Notes and the New Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. The New Notes are substantially identical to the terms and provisions of the Old Notes, except for certain transfer restrictions and registration rights relating to the Old Notes. The term "Notes" refers to both the Old Notes and the New Notes.

     The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. Because this is a summary, we urge you to read the Indenture and the relevant portions of the Trust Indenture Act because they, and not this description, define your rights as holders of the Notes. We have previously filed copies of the Indenture with the SEC. You may request a copy of the Indenture by contacting us at the address set forth under "Where You Can Find More Information."

     You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." For purposes of this section only, references to FelCor LP and FelCor do not include their respective subsidiaries.

GENERAL

     The Notes will be in the aggregate principal amount of $100 million and will be unsecured senior obligations of FelCor LP. The Notes will mature on September 15, 2008. The Notes will initially bear yearly interest at 9 1/2% from January 22, 2001 or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually to holders of record at the close of business on the March 1 or the September 1, immediately preceding the interest payment date on March 15 and September 15 of each year, commencing March 15, 2001. Notwithstanding anything to the contrary contained herein, upon the occurrence of, and during the continuance of, a Ratings Downgrade, the Notes will bear yearly interest at the rate set forth in the immediately preceding sentence plus 0.5%.

     Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of FelCor LP in the Borough of Manhattan, The City of New York, which initially will be the corporate trust office of the trustee c/o Computershare, Wall Street Plaza, 88 Pine Street, 19th Floor, New York, New York 10005, as agent for the trustee; provided that, at the option of FelCor LP, payment of interest may be made by check mailed to the holders at their addresses as they appear in the security register for the Notes.

     The Old Notes have been, and the New Notes will be, issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple. See "-- Book-Entry; Delivery and Form." No service charge will be made for any registration of transfer or exchange of Notes, but FelCor LP may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection with a registration of transfer.

     Subject to the covenants described below under "Covenants" and applicable law, FelCor LP may issue additional Notes under the Indenture. The Notes and any additional notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture.

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

GUARANTEES AND SUBSIDIARY GUARANTORS

     The Old Notes are, and the New Notes will be, guaranteed on an unsecured senior basis by FelCor and the Subsidiary Guarantors. At present, the Subsidiary Guarantors consist of FelCor/CSS Hotels, L.L.C., FelCor/LAX Hotels, L.L.C., FelCor Eight Hotels, L.L.C., FelCor/CSS Holdings, L.P., FelCor/St. Paul Holdings, L.P., FelCor/LAX Holdings, L.P., FelCor Hotel Asset Company, L.L.C., FelCor Nevada Holdings L.L.C., FHAC Nevada Holdings, L.L.C., FHAC Texas Holdings, L.P., FelCor Omaha Hotel Company, L.L.C., FelCor Country Villa Hotel, L.L.C., FelCor Moline Hotel, L.L.C., FelCor Canada Co., FelCor TRS Holdings, L.P. and Kingston Plantation Development Corp., each of which is a guarantor with respect to the Line of Credit and the existing 7 3/8%, 7 5/8%, 8 1/2% and 9 1/2% senior notes. The guarantees are unconditional regardless of the enforceability of the Notes and the Indenture.

     FelCor currently conducts no other business and has no significant assets other than its general partner interest and an indirect limited partner interest in FelCor LP. Four of the Subsidiary Guarantors that are limited partnerships own directly an aggregate of 25 of the hotels and own general partner interests in a partnership that owns directly one additional hotel in which FelCor and FelCor LP have an interest. Four of the Subsidiary Guarantors that are limited liability companies directly own an aggregate of 51 of the hotels and own direct or indirect membership interests in other entities that own an aggregate of 22 of the hotels, including seven hotels that are owned directly by a limited partnership that is a Subsidiary Guarantor and six hotels that are owned directly by FelCor Canada Co., another Subsidiary Guarantor. None of the remaining seven Subsidiary Guarantors directly owns any hotel properties or engages in any business other than the ownership of partnership and membership interests in other entities. FelCor LP and certain of the Subsidiary Guarantors own additional subsidiaries, none of which is material to FelCor LP.

     Upon completion of the MeriStar merger, MeriStar LP will guarantee the Notes. To the extent that current subsidiaries of MeriStar and MeriStar LP who are guarantors of MeriStar's senior notes continue, after the merger, as guarantors thereof, or are otherwise required under the Indenture to become Subsidiary Guarantors, these subsidiaries will also guarantee the Notes. It is anticipated that FelCor and FelCor LP will become co-obligors under, and that the Guarantors will become guarantors of, MeriStar's senior notes, to the extent that they remain outstanding. Each future Restricted Subsidiary that subsequently guarantees Indebtedness of FelCor LP or FelCor that ranks equally with or subordinate in right of payment to the Notes will be required to execute a Subsidiary Guarantee. See "Limitation on Issuances of Guarantees by Restricted Subsidiaries."

OPTIONAL REDEMPTION

     Optional Redemption. Except as described below, FelCor LP will not have the right to redeem any Notes prior to September 15, 2004. The Notes will be redeemable at the option of FelCor LP, in whole or in part, at any time, and from time to time, on and after September 15, 2004, upon not less than 30 days' nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing September 15 of the years indicated below, in each case together with accrued and unpaid interest thereon to the redemption date:

                                                            REDEMPTION
YEAR                                                          PRICE
----                                                        ----------
2004......................................................   104.750
2005......................................................   103.167
2006......................................................   101.583
2007 and thereafter.......................................   100.000%

     Optional Redemption upon Equity Offerings. At any time, or from time to time, on or prior to September 15, 2003, FelCor LP may, at its option, use the net cash proceeds of one or more Equity Offerings (as defined below) to redeem up to 35% of the principal amount of the Notes issued under the

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

Indenture at a redemption price of 109.5% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that:

          (1) at least 65% of the principal amount of Notes issued under the Indenture remains outstanding immediately after such redemption; and

          (2) FelCor LP makes such redemption not more than 90 days after the consummation of any such Equity Offering.

     "Equity Offering" means a public or private offering of Capital Stock (other than Disqualified Stock) of FelCor or FelCor LP; provided that, the proceeds received by FelCor or FelCor LP directly or indirectly from such offering are not less than $50 million.

SELECTION AND NOTICE OF REDEMPTION

     In the event that FelCor LP chooses to redeem less than all of the Notes, selection of the Notes for redemption will be made by the trustee either:

          (1) in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed; or,

          (2) on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate.

     No Notes of a principal amount of $1,000 or less shall be redeemed in part. If a partial redemption is made with the proceeds of an Equity Offering, the trustee will select the Notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures) unless such method is otherwise prohibited. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. Unless FelCor LP defaults in the payment of the redemption price, on and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption.

SINKING FUND

     There will be no sinking fund payments for the Notes.

REGISTRATION RIGHTS

     FelCor LP and FelCor have agreed with the initial purchasers of the Old Notes, for the benefit of the holders, that FelCor LP and FelCor will use their best efforts, at their cost, to file and cause to become effective a registration statement with respect to a registered exchange offer to exchange the Old Notes for an issue of notes that will be senior notes of FelCor LP, the exchange notes, with terms identical to the notes tendered, including the guarantee by FelCor and the Subsidiary Guarantors, except that the exchange notes will not have legends restricting transfer. When the SEC declares the registration statement relating to the exchange offer effective, FelCor LP will offer the exchange notes in return for surrender of the Old Notes. The exchange offer will remain open for at least 20 business days after the date notice of the exchange offer is mailed to the holders. For each Old Note surrendered to FelCor LP under the exchange offer, the holder will receive an exchange note of equal principal amount. Interest on each exchange note accrues from the last interest payment date on which interest was paid on the Old Notes surrendered or, if no interest has been paid on the Old Notes, from the closing date for the private offering. In the event that applicable interpretations of the SEC staff do not permit FelCor LP and FelCor to effect the exchange offer, or under certain other circumstances, FelCor LP and FelCor will, at their cost, use their best efforts to cause a shelf registration statement with respect to resales of the Notes to become effective and to keep such shelf registration statement effective until the expiration of the time period referred to in Rule 144(k) under the Securities Act, or until an earlier date when all of the Notes have been sold under the shelf registration statement. FelCor LP and FelCor shall, in the event of a shelf registration, provide each holder copies of the prospectus, notify each holder when the shelf registration statement for the Notes has become effective and take other actions that are required to permit resales of the Notes. A holder that sells its Notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by those provisions of the registration rights agreement that are applicable to that holder, including certain indemnification obligations.

     Based on an interpretation by the Commission's staff set forth in no-action letters issued to third parties unrelated to the Company, the Company believes that, with the exceptions set forth below, New Notes issued pursuant to the exchange offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by Holders thereof, other than any holder which is an "affiliate" of the Company within the meaning of Rule 405 promulgated under the Securities Act, or a broker-dealer who purchased Old Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption promulgated under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the New Notes are acquired in the ordinary course of business of the Holder and the Holder does not have an arrangement or understanding with any person to participate in the distribution of such New Notes. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the New Notes cannot rely on this interpretation by the Commission's staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." Broker-dealers who acquired Old Notes directly from us and not as a result of market-making activities or other trading activities may not rely on the staff's interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to sell the Old Notes.

     Because the exchange offer was not consummated and a shelf registration statement was not declared effective by the SEC by July 21, 2001, the annual interest rate borne by the Notes, since July 21, 2001, has been increased by 0.5% until the exchange offer is consummated or the SEC declares the shelf registration statement effective.

     If FelCor LP and FelCor effect the exchange offer, FelCor LP and FelCor will be entitled to close the exchange offer 20 business days after its commencement; provided that FelCor LP has accepted all Old Notes validly tendered in accordance with the terms of the exchange offer. Notes not tendered in the exchange offer will bear interest at the rate set forth on the cover page of this prospectus and will be subject to all of the terms and conditions specified in the Indenture and to the transfer restrictions described in "Transfer Restrictions."

     This description of some of the provisions of the registration rights agreement is a summary only. We urge you to read the registration rights agreement because it defines your rights regarding registration of the Notes. A copy of the registration rights agreement has previously been filed with the SEC. You may request a copy of this agreement by contacting us at the address set forth under "Where You Can Find More Information."

RANKING

     The Notes will be unsecured senior obligations of FelCor LP, and will rank equally in right of payment with other unsecured Senior Indebtedness of FelCor LP and with MeriStar's 9% senior notes due 2008 and 9 1/8% senior notes due 2011, if the MeriStar merger is consummated. The Notes will be effectively subordinated to all of our and our consolidated Subsidiaries' secured Indebtedness and to all other Indebtedness of the non-guarantor Subsidiaries. Our secured Indebtedness includes only mortgage and capitalized lease debt. As of June 30, 2001, on a pro forma basis, we and our consolidated

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

Subsidiaries had approximately $1.4 billion of mortgage and capitalized lease debt, which is effectively senior to the Notes to the extent of the value of the underlying assets.

     As of June 30, 2001, on a pro forma basis, our non-guarantor Subsidiaries had less than $1 million of other Indebtedness.

CERTAIN DEFINITIONS

     Set forth below are definitions of certain terms contained in the Indenture that are used in this description. Please refer to the Indenture for the definition of other capitalized terms used in this description that are not defined below.

     "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition from such Person by a Restricted Subsidiary and not incurred by such Person in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; provided that Indebtedness of such Person that is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

     "Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of FelCor, FelCor LP and their respective Restricted Subsidiaries for such period determined on a consolidated basis in conformity with GAAP plus the minority interest in FelCor LP, if applicable; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income, without duplication:

          (1) the net income of any Person, other than FelCor LP, FelCor or a Restricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to FelCor LP, FelCor or any of their respective Restricted Subsidiaries by such Person during such period;

          (2) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

          (3) any after-tax gains or losses attributable to Asset Sales;

          (4) for so long as the Notes are not rated Investment Grade, any amount paid or accrued as dividends on Preferred Stock of FelCor LP, FelCor or any Restricted Subsidiary owned by Persons other than FelCor or FelCor LP and any of their respective Restricted Subsidiaries; and

          (5) all extraordinary gains and extraordinary losses.

     "Adjusted Consolidated Net Tangible Assets" means the total amount of assets of FelCor LP, FelCor and their respective Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting from the total amount of assets:

          (1) all current liabilities of FelCor LP, FelCor and their respective Restricted Subsidiaries, excluding intercompany items, and

          (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles,

all as set forth on the most recent quarterly or annual consolidated balance sheet of FelCor LP or FelCor and their respective Restricted Subsidiaries, prepared in conformity with GAAP and filed with the SEC or provided to the trustee pursuant to the "SEC Reports and Reports to Holders" covenant.

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

     "Adjusted Total Assets" means, for any Person, the sum of:

          (1) Total Assets for such Person as of the end of the calendar quarter preceding the Transaction Date as set forth on the most recent quarterly or annual consolidated balance sheet of FelCor LP or FelCor and their respective Restricted Subsidiaries, prepared in conformity with GAAP and filed with the SEC or provided to the trustee pursuant to the "SEC Reports and Reports to Holders" covenant, and

          (2) any increase in Total Assets following the end of such quarter including, without limitation, any increase in Total Assets resulting from the application of the proceeds of any additional Indebtedness.

     "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

     "Asset Acquisition" means:

          (1) an investment by FelCor LP or FelCor or any of their respective Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with FelCor LP or FelCor or any of their respective Restricted Subsidiaries; provided that such Person's primary business is related, ancillary, incidental or complementary to the businesses of FelCor LP or FelCor or any of their respective Restricted Subsidiaries on the date of such investment; or

          (2) an acquisition by FelCor LP or FelCor or any of their respective Restricted Subsidiaries from any other Person that constitutes substantially all of a division or line of business, or one or more hotel properties, of such Person; provided that the property and assets acquired are related, ancillary, incidental or complementary to the businesses of FelCor LP or FelCor or any of their respective Restricted Subsidiaries on the date of such acquisition.

     "Asset Disposition" means the sale or other disposition by FelCor LP or FelCor or any of their respective Restricted Subsidiaries, other than to FelCor LP, FelCor or another Restricted Subsidiary, of:

          (1) all or substantially all of the Capital Stock of any Restricted Subsidiary, or

          (2) all or substantially all of the assets that constitute a division or line of business, or one or more hotel properties, of FelCor LP or FelCor or any of their respective Restricted Subsidiaries.

     "Asset Sale" means any sale, transfer or other disposition, including by way of merger, consolidation or sale-leaseback transaction, in one transaction or a series of related transactions by FelCor LP or FelCor or any of their Restricted Subsidiaries to any Person other than FelCor LP or FelCor or any of their respective Restricted Subsidiaries of:

          (1) all or any of the Capital Stock of any Restricted Subsidiary other than sales permitted under clause (4) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant described below,

          (2) all or substantially all of the property and assets of an operating unit or business of FelCor LP or FelCor or any of their respective Restricted Subsidiaries, or

          (3) any other property and assets of FelCor LP or FelCor or any of their respective Restricted Subsidiaries outside the ordinary course of business of FelCor LP or FelCor or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of assets of FelCor LP and FelCor;

provided that "Asset Sale" shall not include:

     - sales or other dispositions of inventory, receivables and other current assets,

     - sales, transfers or other dispositions of assets with a fair market value not in excess of $1 million in any transaction or series of related transactions, or

     - sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received would satisfy the second bullet of clause
       (1) of the second paragraph of the "Limitation on Asset Sales" covenant.

     "Average Life" means at any date of determination with respect to any debt security, the quotient obtained by dividing:

          (1) the sum of the products of:

              - the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security, and

              - the amount of such principal payment, by

          (2) the sum of all such principal payments.

     "Capital Stock" means, with respect to any Person, any and all shares, interests, participation or other equivalents (however designated, whether voting or non-voting), including partnership interests, whether general or limited, in the equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock, Preferred Stock and Units.

     "Capitalized Lease" means, as applied to any Person, any lease of any property, whether real, personal or mixed, of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

     "Capitalized Lease Obligations" means the discounted present value of the rental obligations under a Capitalized Lease as reflected on the balance sheet of such Person in accordance with GAAP.

     "Change of Control" means such time as:

          (1) a "person" or "group" (as such terms are defined in Sections 13(d) and 14(d)(2) of the Securities and Exchange Act of 1934 (the "Exchange Act")), becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of the Voting Stock of FelCor or, other than by FelCor, of FelCor LP on a fully diluted basis; or

          (2) individuals who on the Closing Date constitute the Board of Directors (together with any new or replacement directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by FelCor's shareholders was approved by a vote of at least a majority of the members of the Board of Directors then still in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

     "Closing Date" means September 15, 2000, the date on which the Notes were first issued.

     "Common Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) that have no preference on liquidation or with respect to distributions over any other class of Capital Stock, including partnership interests, whether general or limited, of such Person's equity, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all series and classes of common stock.

     "Consolidated EBITDA" means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income:

          (1) Consolidated Interest Expense,

          (2) income taxes (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets),

          (3) depreciation expense,

          (4) amortization expense, and

          (5) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for FelCor LP, FelCor and their respective Restricted Subsidiaries in conformity with GAAP; provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to:

     - the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by

     - the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by FelCor LP or FelCor or any of their respective Restricted Subsidiaries.

     "Consolidated Interest Expense" means, for any period, without duplication, the aggregate amount of interest expense in respect of Indebtedness during such period, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP including, without limitation:

     - amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with GAAP;

     - all commissions, discounts and other fees and expenses owed with respect to letters of credit and bankers' acceptance financing;

     - the net costs associated with Interest Rate Agreements and Indebtedness that is Guaranteed or secured by assets of FelCor LP, FelCor or any of their respective Restricted Subsidiaries; and

     - all but the principal component of rentals in respect of capitalized lease obligations paid, accrued or scheduled to be paid or to be accrued by FelCor LP, FelCor and their respective Restricted Subsidiaries;

excluding (A) the amount of such interest expense of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (2) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (2) of the definition thereof) and (B) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes or paid in connection with any other Indebtedness outstanding on June 30, 2000, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

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     "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

     "Disqualified Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is:

          (1) required to be redeemed prior to the Stated Maturity of the Notes,

          (2) redeemable at the option of the holder of such class or series of Capital Stock, other than Units, at any time prior to the Stated Maturity of the Notes, or

          (3) convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes;

provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to FelCor LP's repurchase of the Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below.

     "DJONT" means DJONT Operations, L.L.C., a Delaware limited liability company.

     "Fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

     "Funds From Operations" for any period means the consolidated net income of FelCor LP, FelCor and their respective Restricted Subsidiaries for such period in conformity with GAAP excluding gains or losses from debt restructurings which would be extraordinary items in accordance with GAAP and sales of depreciable operating property, plus depreciation of real property (including furniture and equipment) and after adjustments for unconsolidated partnerships and joint ventures plus the minority interest in FelCor LP, if applicable; provided that for purposes of the payment of any dividend or distribution by FelCor LP or FelCor, "Funds From Operations" shall be equal to $80 million plus the amount thereof computed for the period commencing with the first day of the fiscal quarter in which the Closing Date occurs and ending on the last day of the last fiscal quarter preceding the payment of such dividend or distribution.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to:

     - the amortization of any expenses incurred in connection with the offering of the Notes, and

     - except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

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     "Government Securities" means direct obligations of, obligations guaranteed by, or participations in pools consisting solely of obligations of or obligations guaranteed by, the United States of America for the payment of which obligations or guarantee the full faith and credit of the United States of America is pledged and that are not callable or redeemable at the option of the issuer thereof.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

          (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise), or

          (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Guarantors" means FelCor and the Subsidiary Guarantors, collectively.

     "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an "Incurrence" of Acquired Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

     "Indebtedness" means, with respect to any Person at any date of determination (without duplication):

          (1) all indebtedness of such Person for borrowed money,

          (2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,

          (3) the face amount of letters of credit or other similar instruments (excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (1) or (2) above or (5), (6) or (7) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement),

          (4) all unconditional obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables,

          (5) all Capitalized Lease Obligations,

          (6) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at that date of determination and (B) the amount of such Indebtedness,

          (7) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person, and

          (8) to the extent not otherwise included in this definition or the definition of Consolidated Interest Expense, obligations under Currency Agreements and Interest Rate Agreements.
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The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations of the type described above and, with respect to obligations under any Guarantee, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided that:

     - the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the face amount with respect to such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at the date of determination in conformity with GAAP, and

     - Indebtedness shall not include any liability for federal state, local or other taxes.

     "Interest Coverage Ratio" means, on any Transaction Date, the ratio of:

     - the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the SEC or provided to the Trustee pursuant to the "SEC Reports and Reports to Holders" covenant ("Four Quarter Period") to

     - the aggregate Consolidated Interest Expense during such Four Quarter Period.

     In making the foregoing calculation,

          (1) pro forma effect shall be given to any Indebtedness Incurred or repaid (other than in connection with an Asset Acquisition or Asset Disposition) during the period ("Reference Period") commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable judgment of the senior management of FelCor LP or FelCor, to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period;

          (2) Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

          (3) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition and any Indebtedness Incurred or repaid in connection with any such Asset Acquisitions or Asset Dispositions) that occur during such Reference Period but subsequent to the end of the related Four Quarter Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

          (4) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition and any Indebtedness Incurred or repaid in connection with any such asset acquisitions or asset dispositions) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into FelCor LP or FelCor or any of their respective Restricted Subsidiaries during such Reference Period but subsequent to the end of the related Four Quarter Period and that would have constituted Asset Dispositions or Asset Acquisitions during such Reference Period but subsequent to the end of the related Four Quarter Period had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions and had occurred on the first day of such Reference Period; provided that to the extent that clause (3) or (4) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the
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     Transaction Date of the Person, or division or line of business, or one or more hotel properties, of the Person that is acquired or disposed of to the extent that such financial information is available.

     "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement with respect to interest rates.

     "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including without limitation by way of Guarantee or similar arrangement, but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the consolidated balance sheet of FelCor LP, FelCor and their respective Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property (tangible or intangible) to others or any payment for property or services solely for the account or use of others, or otherwise), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include:

          (1) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary, and

          (2) the fair market value of the Capital Stock (or any other Investment), held by FelCor LP or FelCor or any of their respective Restricted Subsidiaries of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause

          (3) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant;

provided that the fair market value of the Investment remaining in any Person that has ceased to be a Restricted Subsidiary shall be deemed not to exceed the aggregate amount of Investments previously made in such Person valued at the time such Investments were made, less the net reduction of such Investments. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below:

     - "Investment" shall include the fair market value of the assets (net of liabilities (other than liabilities to FelCor LP or FelCor or any of their respective Restricted Subsidiaries)) of any Restricted Subsidiary at the time such Restricted Subsidiary is designated an Unrestricted Subsidiary,

     - the fair market value of the assets (net of liabilities (other than liabilities to FelCor LP or FelCor or any of their respective Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments, and

     - any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

     "Investment Grade" means a rating of the Notes by both S&P and Moody's, each such rating being in one of such agency's four highest generic rating categories that signifies investment grade (i.e. BBB- (or the equivalent) or higher by S&P and Baa3 (or the equivalent) or higher by Moody's); provided, in each case, such ratings are publicly available; provided, further, that in the event Moody's or S&P is no longer in existence for purposes of determining whether the Notes are rated "Investment Grade," such organization may be replaced by a nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) designated by FelCor LP and FelCor, notice of which shall be given to the Trustee.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).
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

     "Line of Credit" means the credit facility established pursuant to the Seventh Amended and Restated Credit Agreement dated as of July 26, 2001 among FelCor LP, FelCor, and FelCor Canada Co., as borrowers, the lenders party thereto, The Chase Manhattan Bank, as Administrative Agent, The Chase Manhattan Bank of Canada, as an Additional Administrative Agent, Bankers Trust Company, as Syndication Agent, J.P. Morgan Securities Inc. and Deutsche Banc Alex. Brown Inc., as Co-Lead Arrangers and Joint Bookrunners, and Bank of America, N.A., Wells Fargo Bank, National Association and Salomon Smith Barney Inc., as Co-Documentation Agents, together with all other agreements, instruments and documents executed or delivered pursuant thereto or in connection therewith, in each case as such agreements, instruments or documents may be amended, supplemented, extended, renewed, replaced or otherwise modified from time to time; provided that, with respect to an agreement providing for the refinancing of Indebtedness under the Line of Credit, such agreement shall be the Line of Credit under the Indenture only if a notice to that effect is delivered by FelCor LP and FelCor to the trustee.

     "Moody's" means Moody's Investors Service, Inc. and its successors.

     "Net Cash Proceeds" means:

          (1) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to FelCor LP or FelCor or any of their respective Restricted Subsidiaries) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of:

        - brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale,

        - provisions for all taxes actually paid or payable as a result of such Asset Sale by FelCor LP, FelCor and their respective Restricted Subsidiaries, taken as a whole,

        - payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale, and

        - amounts reserved by FelCor LP, FelCor and their respective Restricted Subsidiaries against any liabilities associated with such Asset Sale, including without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined on a consolidated basis in conformity with GAAP, and

          (2) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to FelCor LP or FelCor or any of their respective Restricted Subsidiaries) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants's fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of tax paid or payable as a result thereof.

     "Offer to Purchase" means an offer to purchase Notes by FelCor LP, from the holders commenced by mailing a notice to the trustee and each holder stating:

          (1) the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis;

          (2) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) ("Payment Date");
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

          (3) that any Note not tendered will continue to accrue interest pursuant to its terms;

          (4) that, unless FelCor LP defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

          (5) that holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date;

          (6) that holders will be entitled to withdraw their election if the Payment Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such holder, the principal amount of Notes delivered for purchase and a statement that such holder is withdrawing his election to have such Notes purchased; and

          (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof.

On the Payment Date, FelCor LP shall

     - accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; and

     - deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted;

     - and shall promptly thereafter deliver, or cause to be delivered, to the trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by FelCor LP.

     The Paying Agent shall promptly mail to the holders of Notes so accepted payment in an amount equal to the purchase price, and the trustee shall promptly authenticate and mail to such holders a new Note equal in principal amount to any unpurchased portion of any Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. FelCor LP will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. FelCor LP will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that FelCor LP is required to repurchase Notes pursuant to an Offer to Purchase.

     "Permitted Investment" means:

          (1) an Investment in FelCor LP or FelCor or any of their Restricted Subsidiaries or a Person that will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, FelCor LP or FelCor or any of their Restricted Subsidiaries; provided that such person's primary business is related, ancillary, incidental or complementary to the businesses of FelCor LP or FelCor or any of their respective Restricted Subsidiaries on the date of such Investment;

          (2) Temporary Cash Investments;

          (3) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; and

          (4) stock, obligations or securities received in satisfaction of judgments.
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

     "Preferred Stock" means, with respect to any Person, any and all shares, interests, participation or other equivalents (however designated, whether voting or non-voting) that have a preference on liquidation or with respect to distributions over any other class of Capital Stock, including preferred partnership interests, whether general or limited, or such Person's preferred or preference stock, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all series and classes of such preferred or preference stock.

     "Ratings Downgrade" means a rating of the Notes (1) by S&P and Moody's lower than, in the case of S&P, BB- and, in the case of Moody's, Ba3; provided in each case such ratings are publicly available or (2) by S&P or Moody's lower than, in the case of S&P, BB- or, in the case of Moody's, Ba3; provided that in any such case such rating is the only rating publicly available.

     "Restricted Subsidiary" means any Subsidiary of FelCor LP or FelCor other than an Unrestricted Subsidiary.

     "Secured Indebtedness" means any Indebtedness secured by a Lien upon the property of FelCor LP or FelCor or any of their respective Restricted Subsidiaries, other than Indebtedness secured by a Stock Pledge to the extent such Indebtedness does not exceed 50% of Adjusted Total Assets.

     "Senior Indebtedness" means the following obligations of FelCor LP or FelCor or any of their respective Restricted Subsidiaries, whether outstanding on the Closing Date or thereafter Incurred:

          (1) all Indebtedness and all other monetary obligations (including expenses fees and other monetary obligations) of FelCor LP and FelCor under the Line of Credit;

          (2) all Indebtedness and all other monetary obligations of FelCor LP or FelCor or any of their respective Restricted Subsidiaries (other than the Notes), including principal and interest on such Indebtedness, unless such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued is expressly subordinated in right of payment to the Notes; and

          (3) Subsidiary Debt.

     Senior Indebtedness will also include interest accruing subsequent to events of bankruptcy of FelCor LP and FelCor and their respective Restricted Subsidiaries at the rate provided for the document governing such Senior Indebtedness, whether or not such interest is an allowed claim enforceable against the debtor in a bankruptcy case under bankruptcy law.

     "Significant Subsidiary" means, at any determination date, any Restricted Subsidiary that, together with its Subsidiaries:

          (1) for the most recent fiscal year of FelCor LP and FelCor, accounted for more than 10% of the consolidated revenues of FelCor LP, FelCor and their respective Restricted Subsidiaries, or

          (2) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of FelCor LP, FelCor and their respective Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements thereof for such fiscal year.

     "S&P" means Standard & Poor's Ratings Services and its successors.

     "Stated Maturity" means:

          (1) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable, and

          (2) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

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

     "Stock Pledge" means a first priority security interest in the equity interests of subsidiaries of FelCor and/or FelCor LP.

     "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person and the accounts of which would be consolidated with those of such Person in its consolidated financial statements in accordance with GAAP, if such statements were prepared as of such date.

     "Subsidiary Debt" means all unsecured Indebtedness of which a Restricted Subsidiary is the primary obligor.

     "Subsidiary Guarantee" means a Guarantee by each Subsidiary Guarantor for payment of the Notes by such Subsidiary Guarantor. The Subsidiary Guarantee will be an unsecured senior obligation of each Subsidiary Guarantor and will be unconditional regardless of the enforceability of the Notes and the Indenture. Notwithstanding the foregoing, each Subsidiary Guarantee by a Subsidiary Guarantor shall provide by its terms that it shall be automatically and unconditionally released and discharged upon any sale, exchange or transfer, to any Person not an Affiliate of FelCor LP or FelCor, of all of the Capital Stock owned by FelCor LP, FelCor and their respective Restricted Subsidiaries in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not then prohibited by the Indenture).

     "Subsidiary Guarantor" means each of the following:

          (1) FelCor/CSS Hotels, L.L.C., a Delaware limited liability company;

          (2) FelCor/LAX Hotels, L.L.C., a Delaware limited liability company;

          (3) FelCor/CSS Holdings, L.P., a Delaware limited partnership;

          (4) FelCor/St. Paul Holdings, L.P., a Delaware limited partnership;

          (5) FelCor/LAX Holdings, L.P., a Delaware limited partnership;

          (6) FelCor Eight Hotels, L.L.C., a Delaware limited liability company;

          (7) FelCor Hotel Asset Company, L.L.C., a Delaware limited liability company;

          (8) FelCor Nevada Holdings L.L.C., a Nevada limited liability company;

          (9) FHAC Nevada Holdings, L.L.C., a Nevada limited liability company;

          (10) FHAC Texas Holdings, L.P., a Texas limited partnership;

          (11) FelCor Omaha Hotel Company, L.L.C., a Delaware limited liability company;

          (12) FelCor Country Villa Hotel, L.L.C., a Delaware limited liability company;

          (13) FelCor Moline Hotel, L.L.C., a Delaware limited liability company;

          (14) FelCor Canada Co., a Nova Scotia unlimited liability company;

          (15) FelCor TRS Holdings, L.P., a Delaware limited partnership;

          (16) Kingston Plantation Development Corp., a Delaware corporation;
     and

          (17) each other Restricted Subsidiary that executes a Subsidiary Guarantee in compliance with the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant below.

     "Temporary Cash Investment" means any of the following:

          (1) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof,

          (2) time deposits accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50 million and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally
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

     recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor,

          (3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above,

          (4) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of FelCor LP or FelCor) organized and in existence under the laws of the United States of America, any state of the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P, and

          (5) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's.

     "Total Assets" means the sum of:

          (1) Undepreciated Real Estate Assets, and

          (2) all other assets of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis determined in conformity with GAAP (but excluding intangibles and accounts receivables).

     "Total Unencumbered Assets" as of any date means the sum of:

          (1) those Undepreciated Real Estate Assets not securing any portion of Secured Indebtedness, and

          (2) all other assets (but excluding intangibles and accounts receivable) of FelCor LP, FelCor and their respective Restricted Subsidiaries not securing any portion of Secured Indebtedness determined on a consolidated basis in accordance with GAAP.

     "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

     "Transaction Date" means, with the respect to the Incurrence of any Indebtedness by FelCor LP or FelCor or any of their respective Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

     "Undepreciated Real Estate Assets" means, as of any date, the cost (being the original cost to FelCor LP or FelCor or any of their respective Restricted Subsidiaries plus capital improvements) of real estate assets of FelCor LP, FelCor and their Restricted Subsidiaries on such date, before depreciation and amortization of such real estate assets, determined on a consolidated basis in conformity with GAAP.

     "Units" means the limited partnership units of FelCor LP, that by their terms are redeemable at the option of the holder thereof and that, if so redeemed, at the election of FelCor are redeemable for cash or Common Stock of FelCor.

     "Unrestricted Subsidiary" means

          (1) any Subsidiary of FelCor LP or FelCor that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

          (2) any Subsidiary of an Unrestricted Subsidiary.

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     The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of FelCor LP or FelCor) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, FelCor LP or FelCor or any of their respective Restricted Subsidiaries; provided that:

     - any Guarantee by FelCor LP or FelCor or any of their respective Restricted Subsidiaries of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by FelCor LP or FelCor or such Restricted Subsidiary (or all, if applicable) at the time of such designation;

     - either (i) the Subsidiary to be so designated has total assets of $1,000 or less or (ii) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described below; and

     - if applicable, the Incurrence of Indebtedness and the Investment referred to in the first bullet of this proviso would be permitted under the "Limitation on Indebtedness" and "Limitation on Restricted Payments" covenants described below.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

     - no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation; and

     - all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indenture.

Any such designation by the Board of Directors shall be evidenced to the trustee by promptly filing with the trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "Unsecured Indebtedness" means any Indebtedness of FelCor LP or FelCor or any of their respective Restricted Subsidiaries that is not Secured Indebtedness.

     "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

     "Wholly Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by individuals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

COVENANTS

     The Indenture contains, among others, the following covenants, provided that the Indenture will provide that the "Limitation on Liens," the "Limitation on Sale-Leaseback Transactions," the "Limitation on Restricted Payments," the "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries," the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries," the "Limitation on Issuances of Guarantees by Restricted Subsidiaries," and the "Limitation on Transactions with Affiliates" covenants will not be applicable in the event, and only for so long as, the Notes are rated Investment Grade and no Default or Event of Default has occurred and is continuing.

  Limitation on Indebtedness

     (1) Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, Incur any Indebtedness if, immediately after giving effect to the
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Incurrence of such additional Indebtedness, the aggregate principal amount of all outstanding Indebtedness of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of Adjusted Total Assets.

     (2) Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, Incur any Subsidiary Debt or any Secured Indebtedness if, immediately after giving effect to the Incurrence of such additional Subsidiary Debt or Secured Indebtedness, the aggregate principal amount of all outstanding Subsidiary Debt and Secured Indebtedness of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis is greater than 45% of Adjusted Total Assets.

     (3) Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, Incur any Indebtedness (other than the existing 7 3/8% and 7 5/8% senior notes, the Subsidiary Guarantees relating to the existing 7 3/8% and 7 5/8% senior notes and other Indebtedness existing on the Closing Date); provided that FelCor LP or FelCor or any of their respective Restricted Subsidiaries may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis would be greater than 2.0 to 1.

     (4) Notwithstanding paragraphs (1), (2) or (3), FelCor LP or FelCor or any of their respective Restricted Subsidiaries (except as specified below) may Incur each and all of the following:

          (A) Indebtedness outstanding under the Line of Credit at any time in an aggregate principal amount not to exceed $700 million less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below;

          (B) Indebtedness owed to:

        - FelCor LP or FelCor evidenced by an unsubordinated promissory note, or

        - to any Restricted Subsidiary;

provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to FelCor LP or FelCor or any other Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (B);

          (C) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, outstanding Indebtedness (other than Indebtedness Incurred under clause (A), (B), (D) or (F) of this paragraph
     (4)) and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that ranks equally with or subordinate in right of payment to, the Notes shall only be permitted under this clause (C) if:

        - in case the Notes are refinanced in part or the Indebtedness to be refinanced ranks equally with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, ranks equally with or is expressly made subordinate in right of payment to the remaining Notes,

        - in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes, and

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        - such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and

provided further that in no event may Indebtedness of FelCor LP or FelCor that ranks equally with or subordinate in right of payment to the Notes be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (C);

          (D) Indebtedness:

        - in respect of performance, surety or appeal bonds provided in the ordinary course of business,

        - under Currency Agreements and Interest Rate Agreements; provided that such agreements (i) are designed solely to protect FelCor LP or FelCor or any of their respective Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and
          (ii) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder, and

        - arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of FelCor LP or FelCor or any of their respective Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis in connection with such disposition;

          (E) Indebtedness of FelCor LP or FelCor, to the extent the net proceeds thereof are promptly:

        - used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control, or

        - deposited to defease the Notes as described below under "Defeasance;"
          or

          (F) Guarantees of the Notes and the existing 7 7/8% and 7 5/8% notes and Guarantees of Indebtedness of FelCor LP or FelCor by any of their respective Restricted Subsidiaries provided the guarantee of such Indebtedness is permitted by and made in accordance with the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant described below.

    (5) Notwithstanding any other provision of this "Limitation on Indebtedness" covenant, the maximum amount of Indebtedness that FelCor LP or FelCor or any of their respective Restricted Subsidiaries may Incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

    (6) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant,

     - Indebtedness Incurred under the Line of Credit on or prior to the Closing Date shall be treated as Incurred pursuant to clause (A) of paragraph (4) of this "Limitation on Indebtedness" covenant,

     - Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included, and

     - any Liens granted pursuant to the equal and ratable provisions referred to in the "Limitation on Liens" covenant described below shall not be treated as Indebtedness.

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For purposes of determining compliance with this "Limitation on Indebtedness"
covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses (other than Indebtedness referred to in second bullet in this paragraph (6), each of FelCor LP and FelCor, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses; provided that FelCor LP and FelCor must classify such item of Indebtedness in an identical fashion.

  Maintenance of Total Unencumbered Assets

     FelCor LP, FelCor and their respective Restricted Subsidiaries will maintain Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis.

  Limitation on Liens

     Neither FelCor LP nor FelCor shall secure any Indebtedness under the Line of Credit by a Lien unless contemporaneously therewith effective provision is made to secure the notes equally and ratably with the Indebtedness under the Line of Credit for so long as the Indebtedness under the Line of Credit is secured by such Lien.

  Limitation on Sale-Leaseback Transactions

     Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby any of them sells or transfers such assets or properties and then or thereafter leases such assets or properties or any substantial part thereof.

     The foregoing restriction does not apply to any sale-leaseback transaction if:

          (1) the lease is for a period, including renewal rights, of not in excess of three years;

          (2) the lease secures or relates to industrial revenue or pollution control bonds;

          (3) the transaction is solely between FelCor LP or FelCor and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries; or

          (4) FelCor LP or FelCor or any of their respective Restricted Subsidiaries, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (1) or (2) of the second paragraph of the "Limitation on Asset Sales" covenant described below.

  Limitation on Restricted Payments

     Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, directly or indirectly:

          (1) declare or pay any dividend or make any distribution on or with respect to its Capital Stock held by Persons other than FelCor LP or FelCor or any of their respective Restricted Subsidiaries, other than:

        - dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock, and

        - pro rata dividends or distributions on Common Stock of FelCor LP or any Restricted Subsidiary held by minority stockholders;

          (2) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of:

        - FelCor LP, FelCor or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person other than FelCor LP or FelCor or

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

          any of their respective Restricted Subsidiaries unless in connection with such purchase the Unrestricted Subsidiary is designated as a Restricted Subsidiary, or

        - a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by an Affiliate of FelCor LP or FelCor (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of FelCor LP or FelCor;

          (3) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of FelCor LP or FelCor that is subordinated in right of payment to the Notes; or

          (4) make an Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (1) through (4) above being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment:

             (A) a Default or Event of Default shall have occurred and be continuing,

             (B) FelCor LP or FelCor could not Incur at least $1.00 of Indebtedness under the paragraphs (1), (2) and (3) of the "Limitation on Indebtedness" covenant, or

             (C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after the Closing Date shall exceed the sum of:

           - 95% of the aggregate amount of the Funds From Operations (or, if the Funds From Operations is a loss, minus 100% of the amount of such loss) (determined by excluding income resulting from transfers of assets by FelCor LP or FelCor or any of their respective Restricted Subsidiaries to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter in which the Closing Date occurs and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the SEC or provided to the Trustee pursuant to the "SEC Reports and Reports to Holders" covenant, plus

           - the aggregate Net Cash Proceeds received by FelCor LP or FelCor after the Closing Date from the issuance and sale permitted by the Indenture of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of FelCor LP or FelCor, including an issuance or sale permitted by the Indenture of Indebtedness of FelCor LP or FelCor for cash subsequent to the Closing Date upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor, or from the issuance to a Person who is not a Subsidiary of FelCor LP or FelCor of any options, warrants or other rights to acquire Capital Stock of FelCor LP or FelCor (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes), plus

           - an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to FelCor LP or FelCor or any of their respective Restricted Subsidiaries or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Funds From Operations) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments") not to exceed, in each case, the amount of Investments previously made by FelCor LP, FelCor and their respective Restricted Subsidiaries in such Person or Unrestricted Subsidiary, plus

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

           - the purchase price of noncash tangible assets acquired in exchange for an issuance of Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor subsequent to the Closing Date.

Notwithstanding the foregoing, FelCor LP or FelCor may declare or pay any dividend or make any distribution that is necessary to maintain FelCor's status as a REIT under the Code if:

     - the aggregate principal amount of all outstanding Indebtedness of FelCor LP or FelCor on a consolidated basis at such time is less than 60% of Adjusted Total Assets, and

     - no Default or Event of Default shall have occurred and be continuing.

The foregoing provisions shall not be violated by reason of:

          (1) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;

          (2) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (C) of paragraph (4) of the "Limitation on Indebtedness" covenant;

          (3) the repurchase, redemption or other acquisition of Capital Stock of FelCor LP or FelCor or an Unrestricted Subsidiary (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent issuance of, shares of Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor (or options, warrants or other rights to acquire such Capital Stock);

          (4) the making of any principal payment on, or the repurchase, redemption, retirement, defeasance or other acquisition for value of, Indebtedness of FelCor LP or FelCor which is subordinated in right of payment to the Notes in exchange for, or out of the proceeds of, a substantially concurrent issuance of, shares of the Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor (or options, warrants or other rights to acquire such Capital Stock);

          (5) payments or distributions, to dissenting stockholders pursuant to applicable law pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of FelCor LP or FelCor;

          (6) Investments in any Person or Persons in an aggregate amount not to exceed $150 million; or

          (7) Restricted Payments in an aggregate amount not to exceed $200 million, provided that at the time of, and after giving effect to, the proposed Restricted Payment FelCor LP and FelCor could have incurred at least $1.00 of Indebtedness under paragraphs (1), (2) and (3) of the "Limitation on Indebtedness" covenant;

        provided that, except in the case of clauses (1) and (3), no Default or Event of Default shall have occurred and be continuing or occur as a direct consequence of the actions or payments set forth therein.

Each Restricted Payment permitted pursuant to this paragraph (other than the Restricted Payment referred to in clause (2) of this paragraph, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (3) or (4) of this paragraph, an Investment referred to in clause (6) of this paragraph or a Restricted Payment referred to in clause (7) of this paragraph), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (3) and
(4), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments.

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     Notwithstanding anything to the contrary contained in this "Limitation on
Restricted Payments" covenant, except in the case of clauses (3) and (5) of the immediately preceding paragraph, in no case shall FelCor LP, FelCor or any of their respective Restricted Subsidiaries, directly or indirectly, purchase, redeem or otherwise acquire any Capital Stock unless at the time of, and after giving effect to, such proposed Restricted Payment, the ratio of Indebtedness to Consolidated EBITDA of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis would be equal to or less than 4.85 to 1.

  Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

     - pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by FelCor LP or FelCor or any of their respective Restricted Subsidiaries,

     - pay any Indebtedness owed to FelCor LP, FelCor or any other Restricted Subsidiary,

     - make loans or advances to FelCor LP, FelCor or any other Restricted Subsidiary, or

     - transfer its property or assets to FelCor LP, FelCor or any other Restricted Subsidiary.

The foregoing provisions shall not restrict any encumbrances or restrictions:

          (1) existing on the Closing Date in the Indenture, the Line of Credit and any other agreement in effect on the Closing Date to the extent listed on a schedule to the Indenture, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

          (2) existing under or by reason of applicable law;

          (3) existing with respect to any Person or the property or assets of such Person acquired by FelCor LP, FelCor or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired;

          (4) in the case of the last bullet in the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant:

        - that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

        - existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of FelCor LP, FelCor or any Restricted Subsidiary not otherwise prohibited by the Indenture, or

        - arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of FelCor LP, FelCor or any Restricted Subsidiary in any manner material to FelCor LP, FelCor and their respective Restricted Subsidiaries taken as a whole;

          (5) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or

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          (6) contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if:

        - the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement,

        - the encumbrance or restriction is not materially more disadvantageous to the holders of the Notes than is customary in comparable financings (as determined by FelCor LP and FelCor), and

        - each of FelCor LP and FelCor determines that any such encumbrance or restriction will not materially affect such Persons' ability to make principal or interest payments on the Notes.

     Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent FelCor LP, FelCor or any Restricted Subsidiary from:

     - creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant, or

     - restricting the sale or other disposition of property or assets of FelCor LP or FelCor or any of their respective Restricted Subsidiaries that secure Indebtedness of FelCor LP, FelCor or any of their respective Restricted Subsidiaries.

  Limitation on the Issuance and Sale of Capital Stock of Restricted
  Subsidiaries

     Neither FelCor LP nor FelCor will sell, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except:

          (1) to FelCor LP, FelCor or a Wholly Owned Restricted Subsidiary;

          (2) issuances of director's qualifying shares or sales to individuals of shares of Restricted Subsidiaries, to the extent required by applicable law or to the extent necessary to obtain local liquor licenses;

          (3) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant if made on the date of such issuance or sale, or

          (4) sales of not greater than 20% of the Capital Stock of a newly-created Restricted Subsidiary made in connection with, or in contemplation of, the acquisition or development by such Restricted Subsidiary of one or more properties to any Person that is, or is an Affiliate of, the entity that provides, franchise management or other services, as the case may be, to one or more properties owned by such Restricted Subsidiary.

  Limitation on Issuances of Guarantees by Restricted Subsidiaries

     Neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries, directly or indirectly, to Guarantee any Indebtedness of FelCor LP or FelCor which ranks equally with or subordinate in right of payment to the Notes ("Guaranteed Indebtedness"), unless:

          (1) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guarantee by such Restricted Subsidiary, and

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          (2) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against FelCor LP, FelCor or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee;

provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness:

     - ranks equally with the Notes, then the Guarantee of such Guaranteed Indebtedness shall rank equally with, or subordinate to, the Subsidiary Guarantee, or

     - is subordinate to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

     Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon:

          (1) any sale, exchange or transfer, to any Person not an Affiliate of FelCor LP or FelCor, of all of Capital Stock held by FelCor LP, FelCor and their respective Restricted Subsidiaries in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture), or

          (2) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

  Limitation on Transactions with Affiliates

     Neither FelCor LP nor FelCor will, and neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries to, directly or indirectly, enter into, renew or extend any transaction (including, without limitations, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of FelCor LP or FelCor or with any Affiliate of FelCor LP or FelCor or any of their respective Restricted Subsidiaries, except upon fair and reasonable terms no less favorable to FelCor LP, FelCor or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

     The foregoing limitation does not limit, and shall not apply to:

          (1) transactions (A) approved by a majority of the independent directors of FelCor or (B) for which FelCor LP, FelCor or any Restricted Subsidiary delivers to the trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to FelCor LP, FelCor or such Restricted Subsidiary from a financial point of view;

          (2) any transaction solely between FelCor LP or FelCor and any of their respective Wholly Owned Restricted Subsidiaries or solely between Wholly Owned Restricted Subsidiaries;

          (3) the payment of reasonable and customary fees and expenses to directors of FelCor who are not employees of FelCor;

          (4) any payments or other transactions pursuant to any tax-sharing agreement between FelCor LP or FelCor and any other Person with which FelCor LP or FelCor files a consolidated tax return or with which FelCor LP or FelCor is part of a consolidated group for tax purposes; or

          (5) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant.

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     Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this "Limitation on Transactions with Affiliates" covenant and not covered by (2) through (5) of the immediately foregoing paragraph,

     - the aggregate amount of which exceeds $2 million in value or relates to the leasing of one or more hotel properties to DJONT, must be approved or determined to be fair in the manner provided for in clause (1)(A) or (B) above, and

     - the aggregate amount of which exceeds $5 million in value, must be determined to be fair in the manner provided for in clause (1)(B) above.

  Limitation on Asset Sales

     Neither FelCor LP nor FelCor will, and neither FelCor LP or FelCor will permit any of their respective Restricted Subsidiaries to, consummate any Asset Sale, unless:

          (1) the consideration received by FelCor LP, FelCor or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of, and

          (2) at least 75% of the consideration received consists of cash or Temporary Cash Investments; provided, with respect to the sale of one or more hotel properties that up to 75% of the consideration may consist of indebtedness of the purchaser of such hotel properties; provided, further, that such indebtedness is secured by a first priority Lien on the hotel property or properties sold.

     In the event and to the extent that the Net Cash Proceeds received by FelCor LP, FelCor or such Restricted Subsidiary from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of FelCor LP, FelCor and their respective Restricted Subsidiaries has been filed with the SEC or provided to the Trustee pursuant to the "SEC Reports and Reports to Holders" covenant), then FelCor LP or FelCor shall or shall cause the relevant Restricted Subsidiary to:

          (1) within 12 months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets:

        - apply an amount equal to such excess Net Cash Proceeds to permanently reduce Senior Indebtedness of FelCor LP, FelCor, or any Restricted Subsidiary or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than FelCor LP, FelCor or any of their respective Restricted Subsidiaries, or

        - invest an equal amount, or the amount not so applied pursuant to the foregoing bullet (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets (other than current assets) of a nature or type or that are used in a business (or in a Restricted Subsidiary having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, FelCor LP or FelCor or any of their respective Restricted Subsidiaries existing on the date of such investment, and

          (2) apply (no later than the end of the 12-month period referred to in clause (1)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (1)) as provided in the following paragraph of this "Limitation on Asset Sales" covenant.

     The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause
(1) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds." If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not previously subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least $10 million, FelCor LP must

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commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the holders on a pro rata basis an aggregate principal amount of Notes equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the Notes, plus, in each case, accrued interest (if any) to the Payment Date.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

     FelCor LP must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of the principal amount of the Notes, plus accrued interest (if any) to the Payment Date.

     There can be no assurance that FelCor LP will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as any covenant that may be contained in other securities of FelCor LP or FelCor that might be outstanding at the time). The above covenant requiring FelCor LP to repurchase the Notes will, unless consents are obtained, require FelCor LP to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

SEC REPORTS AND REPORTS TO HOLDERS

     Whether or not FelCor LP or FelCor is then required to file reports with the SEC, FelCor LP and FelCor shall file with the SEC all such reports and other information as they would be required to file with the SEC by Sections 13(a) or 15(d) under the Exchange Act if they were subject thereto; provided that, if filing such documents by FelCor LP or FelCor with the SEC is not permitted under the Exchange Act, FelCor LP or FelCor shall provide such documents to the trustee and upon written request supply copies of such documents to any prospective holder; provided, further, that if the rules and regulations of the SEC permit FelCor LP and FelCor to file combined reports or information pursuant to the Exchange Act, FelCor LP and FelCor may file combined reports and information. FelCor LP and FelCor shall supply the trustee and each holder or shall supply to the trustee for forwarding to each such holder, without cost to such holder, copies of such reports and other information.

EVENTS OF DEFAULT

     Events of Default under the Indenture include the following:

          (1) default in the payment of principal of, or premium, if any, on any Note when they are due and payable at maturity, upon acceleration, redemption or otherwise;

          (2) default in the payment of interest on any Note when they are due and payable, and such default continues for a period of 30 days;

          (3) default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of FelCor LP and FelCor or the failure by FelCor LP to make or consummate an Offer to Purchase in accordance with the "Limitations on Asset Sales" or "Repurchase of Notes upon a Change of Control" covenants;

          (4) FelCor LP or FelCor defaults in the performance of or breaches any other covenant or agreement of FelCor LP or FelCor in the Indenture or under the Notes (other than a default specified in clause (1), (2) or (3) above) and such default or breach continues for a period of 30 consecutive days after written notice by the trustee or the holders of 25% or more in aggregate principal amount of the Notes;

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          (5) there occurs with respect to any issue or issues of Indebtedness of FelCor LP or FelCor or any Significant Subsidiary having an outstanding principal amount of $10 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created,

        - an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or

        - the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

          (6) any final judgment or order (not covered by insurance) for the payment of money in excess of $10 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not covered by insurance):

        - shall be rendered against FelCor LP or FelCor or any Significant Subsidiary and shall not be paid or discharged, and

        - and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $10 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

          (7) a court having jurisdiction in the premises enters a decree or order for:

        - relief in respect of FelCor LP or FelCor or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect,

        - appointment of a receiver, liquidator, assignee custodian, trustee, sequestrator or similar official of FelCor LP or FelCor or any Significant Subsidiary or for all or substantially all of the property and assets of FelCor LP or FelCor or any Significant Subsidiary, or

        - the winding up or liquidation of the affairs of FelCor LP or FelCor or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

          (8) FelCor LP or FelCor or any Significant Subsidiary:

        - commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under such law,

        - consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of FelCor LP or FelCor or Significant Subsidiary or for all or substantially all of the property and assets of FelCor LP or FelCor or any Significant Subsidiary, or

        - effects any general assignment for the benefit of its creditors.

     If an Event of Default (other than an Event of Default specified in clause
(7) or (8) above that occurs with respect to FelCor LP or FelCor) occurs and is continuing under the Indenture, the trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to FelCor LP and FelCor (and to the trustee if such notice is given by the holders), may, and the trustee at the request of the holders of at least 25% in aggregate principal amount of the Notes then outstanding shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due

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

and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause
(5) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by FelCor LP, FelCor or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto.

     If an Event or Default specified in clause (7) or (8) above occurs with respect to FelCor LP or FelCor, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder. The holders of at least a majority in principal amount of the outstanding Notes by written notice to FelCor LP, FelCor and to the trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if:

     - all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived, and

     - the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

     As to the waiver of defaults, see "-- Modification and Waiver."

     The holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of Notes. A holder may not pursue any remedy with respect to the Indenture or the Notes unless:

          (1) the holder gives the trustee written notice of a continuing Event of Default;

          (2) the holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the trustee to pursue the remedy;

          (3) such holder or holders offer the trustee indemnity satisfactory to the trustee against any costs, liability or expense;

          (4) the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

          (5) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding Notes do not give the trustee a direction that is inconsistent with the request.

     However, such limitations do not apply to the right of any holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the holder.

     The Indenture requires certain officers of FelCor LP and FelCor to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of FelCor LP and FelCor and their respective Restricted Subsidiaries and of their performance under the Indenture and that FelCor LP and FelCor have fulfilled all obligations thereunder, or, if there has been a default in fulfillment of any such obligation, specifying each such default and the nature and status thereof. FelCor LP and FelCor will also be obligated to notify the trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.
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CONSOLIDATION, MERGER AND SALE OF ASSETS

     Neither FelCor LP nor FelCor will merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into FelCor LP or FelCor unless:

          (1) FelCor LP or FelCor shall be the continuing Person, or the Person (if other than FelCor LP or FelCor) formed by such consolidation or into which FelCor LP or FelCor is merged or that acquired or leased such property and assets of FelCor LP or FelCor shall be an entity organized and validly existing under the laws of the United States of America or any state or jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of the obligations of FelCor LP or FelCor on the Notes and under the Indenture;

          (2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

          (3) immediately after giving effect to such transaction on a pro forma basis FelCor LP or FelCor, or any Person becoming the successor obligor of the Notes, as the case may be, could Incur at least $1.00 of Indebtedness under paragraphs (1), (2) and (3) of the "Limitation on Indebtedness" covenant; provided that this clause (3) shall not apply to a consolidation or merger with or into a Wholly Owned Restricted Subsidiary with a positive net worth; provided that, in connection with any such merger or consolidation, no consideration (other than Capital Stock (other than Disqualified Stock) in the surviving Person or FelCor LP or FelCor) shall be issued or distributed to the holders of Capital Stock of FelCor LP or FelCor; and

          (4) FelCor LP or FelCor delivers to the trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clause (3)) and an Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided that clause (3) above does not apply if, in the good faith determination of the Board of Directors of FelCor LP or FelCor, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of domicile of FelCor LP or FelCor; and provided, further, that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

DEFEASANCE

     Defeasance and Discharge. The Indenture provides that FelCor LP, FelCor and the Subsidiary Guarantors will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes or any Subsidiary Guarantee on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes (except for, among other things: certain obligations to register the transfer or exchange of the Notes; to replace stolen, lost or mutilated Notes; to maintain paying agencies and to hold monies for payment in trust) if, among other things,

          (1) FelCor LP has deposited with the trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes,

          (2) FelCor LP has delivered to the trustee:

             (A) either

           - an Opinion of Counsel to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of FelCor LP's exercise of its option under this
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

             "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required, or

           - a ruling directed to the trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel, and

           (B) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law,

          (3) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which FelCor LP, FelCor or any of their respective Restricted Subsidiaries is a party or by which FelCor LP, FelCor or any of their respective Restricted Subsidiaries are bound, and

          (4) if at such time the Notes are listed on a national securities exchange, FelCor LP has delivered to the trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

     Defeasance of Certain Covenants and Certain Events of Default. The Indenture further provides that the provisions of the Indenture will no longer be in effect with respect to clause (3) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," clause (3) under "Events of Default" with respect to such clause (3) under "Consolidation, Merger and Sale of Assets," clause (4) under "Events of Default" with respect to such other covenants and clauses (5) and (6) under "Events of Default" shall be deemed not to be Events of Default upon, among other things:

          (1) the deposit with the trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes,

          (2) the satisfaction of the provisions described in clauses (2)(B),
     (3) and (4) of the preceding paragraph titled "Defeasance and Discharge," and

          (3) the delivery by FelCor LP to the trustee of an Opinion of Counsel to the effect that, among other things, the holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

     Defeasance and Certain Other Events of Default. In the event FelCor LP exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, FelCor LP, FelCor and the Subsidiary Guarantors will remain liable for such payments.

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MODIFICATION AND WAIVER

     Subject to certain limited exceptions, modifications and amendments of the Indenture may be made by FelCor LP, FelCor and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided that no such modification or amendment may, without the consent of each holder affected thereby:

          (1) change the Stated Maturity of the principal of, or any installment of interest on, any Note,

          (2) reduce the principal amount of, or premium, if any, or interest on, any Note,

          (3) change the place of payment of principal of, or premium, if any, or interest on, any Note,

          (4) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note,

          (5) reduce the above-stated percentages of outstanding Notes the consent of whose holders is necessary to modify or amend the Indenture,

          (6) waive a default in the payment of principal of, premium, if any, or interest on the Notes,

          (7) voluntarily release a Guarantor of the Notes, or

          (8) reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

NO PERSONAL LIABILITY OF INCORPORATORS, PARTNERS, STOCKHOLDERS, OFFICERS, DIRECTORS, OR EMPLOYEES

     The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of FelCor LP or FelCor in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, partner, stockholder, officer, director, employee or controlling person of FelCor LP, FelCor or the Subsidiary Guarantors or of any successor Person thereof. Each holder, by accepting the Notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

     The Indenture provides that, except during the continuance of a Default, the trustee will not be liable, except for the performance of such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture and provisions of the Trust Indenture Act of 1939 incorporated by reference into the Indenture contain limitations on the rights of the trustee, should it become a creditor of FelCor LP or FelCor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engage in other transactions; provided that if it acquires any conflicting interest, it must eliminate such conflict or resign.

BOOK ENTRY; DELIVERY AND FORM

     The certificates representing the New Notes will be issued in fully registered form without interest coupons. Old Notes sold in reliance on Rule 144A are represented by the Global Old Notes. New Notes issued in exchange for the Global Old Notes will be issued in the form of one or more Global New Notes and will be deposited with the trustee as custodian for, and registered in the name of a nominee of, DTC.

     Old Notes originally purchased by or transferred to Institutional Accredited Investors who are not qualified institutional buyers ("Non-Global Purchasers") were in registered form without interest coupons
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

and represented by the Certificated Old Notes. New Notes issued in exchange for the Certificated Old Notes will be issued in the form of one or more Certificated New Notes.

     Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Qualified institutional buyers may hold their interests in a Global Note directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

     So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

     Payments of the principal of, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither FelCor LP, FelCor, any Subsidiary Guarantor, the trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     FelCor LP expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. FelCor LP also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     FelCor LP expects that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC will exchange the applicable Global Note for Certificated Notes, which it will distribute to its participants and which, in the case of a Global Old Note, may be legended with respect to the restrictions on transfer thereof.

     FelCor LP understands that: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among its participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither FelCor LP, FelCor, any Subsidiary Guarantor, nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing its operations.

     If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by FelCor LP within 90 days, FelCor LP will issue Certificated Notes, which, in the case of a Global Old Note, may bear a legend with respect to the restrictions on transfer thereof, in exchange for the Global Notes. Holders of an interest in a Global Note may receive Certificated Notes, which, in the case of a Global Old Note, may bear a legend with respect to the restrictions on transfer thereof, in accordance with the DTC's rules and procedures in addition to those provided for under the Indenture.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following general discussion summarizes the material U. S. federal income tax aspects of the exchange offer to holders of the Old Notes. This discussion is for general information only and does not consider all aspects of exchange offer that might impact owners of the Old Notes in light of such holder's personal circumstances. This discussion deals only with Old Notes held as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") (generally property held for investment and not for sale to customers in the ordinary course of a trade or business). This discussion also does not address the U.S. federal income tax consequences to holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities, or foreign currency, tax-exempt entities, banks, thrifts, insurance companies, persons that hold the Old Notes as part of a "straddle", a "hedge" against currency risk or a "conversion transaction"; persons that have a "functional currency" other than the U.S. dollar, and investors in pass-through entities. In addition, this discussion does not address any of the United States federal income tax consequences of owning or disposing of New Notes, nor does it address any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction.

     This discussion is based upon the Internal Revenue Code of 1986, as amended, existing and proposed regulations thereunder, Internal Revenue Service, or IRS, rulings and pronouncements, reports of congressional committees, judicial decisions and current administrative rulings and practice, all as in effect on the date hereof, all of which are subject to change at any time, and any such change may be applied retroactively in a manner that could adversely affect the tax consequences described below. We have not and will not seek any rulings or opinions from the IRS or counsel with respect to the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the exchange offer which are different from those discussed herein.

     The exchange of Old Notes for New Notes pursuant to the exchange offer should not constitute a taxable exchange. As a result, a holder (1) should not recognize taxable gain or loss as a result of exchanging Old Notes for New Notes pursuant to the exchange offer, (2) the holding period of the New Notes should include the holding period of the Old Notes exchanged therefor and (3) the adjusted tax basis of the New Notes should be the same as the adjusted tax basis of the Old Notes exchanged therefore immediately before the exchange.

     THE FEDERAL TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS OF OLD NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED ABOVE IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, INCLUDING THE EFFECTS OF CHANGES IN SUCH LAWS.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     We will not receive any proceeds from any sales of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of New Notes and any commissions or concessions received by such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver, and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and will indemnify the holders of Old Notes (including any broker-dealers), and certain parties related to such holders, against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the New Notes will be passed upon for FelCor and FelCor LP by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas.

                                    EXPERTS

     The financial statements of FelCor, FelCor LP and DJONT incorporated in this prospectus by reference to the Annual Reports on Form 10-K of FelCor and FelCor LP for the year ended December 31, 2000 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of MeriStar Hospitality Operating Partnership, L.P. and subsidiaries and MeriStar Hospitality Corporation and subsidiaries as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000 and the financial statement schedules of real estate and accumulated depreciation have been included or incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein or incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements of Bristol Hotels & Resorts Tenant Companies incorporated in this prospectus by reference from FelCor's Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              -----
FELCOR LODGING LIMITED PARTNERSHIP
  Consolidated Balance Sheets -- June 30, 2001 (Unaudited)
     and December 31, 2000..................................    F-2
  Consolidated Statements of Operations -- For the Six
     Months Ended June 30, 2001 and 2000 (Unaudited)........    F-3
  Consolidated Statements of Cash Flows -- For the Six
     Months Ended June 30, 2001 and 2000 (Unaudited)........    F-4
  Notes to Consolidated Financial Statements................    F-5

MERISTAR HOSPITALITY CORPORATION

     The financial statements of MeriStar Hospitality Corporation are incorporated in this document by reference to the company's Annual Report on Form 10-K for the year ended December 31, 2000 and Quarterly Report on Form 10-Q for the six months ended June 30, 2001. See "Where You Can Find More Information."

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                                                              PAGE
                                                              -----

Condensed Consolidated Balance Sheets -- June 30, 2001
  (unaudited) and December 31, 2000.........................   F-20
Condensed Consolidated Statements of Operations and
  Comprehensive Income -- Six Months Ended June 30, 2001 and
  2000 (unaudited)..........................................   F-21
Condensed Consolidated Statements of Partners'
  Capital -- Six Months Ended June 30, 2001 and 2000
  (unaudited)...............................................   F-22
Condensed Consolidated Statements of Cash Flows -- Six
  Months Ended June 30, 2001 and 2000 (unaudited)...........   F-23
Notes to Condensed Consolidated Financial Statements........   F-24
Independent Auditors' Report................................   F-34
Consolidated Balance Sheets -- December 31, 2000 and 1999...   F-35
Consolidated Statements of Operations -- Years Ended
  December 31, 2000, 1999 and 1998..........................   F-36
Consolidated Statements of Partners' Capital -- Years Ended
  December 31, 2000, 1999 and 1998..........................   F-37
Consolidated Statements of Cash Flows -- Years Ended
  December 31, 2000, 1999 and 1998..........................   F-38
Notes to Consolidated Financial Statements..................   F-39
Schedule III -- Real Estate and Accumulated Depreciation....   F-61

                       FELCOR LODGING LIMITED PARTNERSHIP

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                               JUNE 30,     DECEMBER 31,
                                                                 2001           2000
                                                              -----------   ------------
                                                              (UNAUDITED)
                                         ASSETS


Investment in hotels, net of accumulated depreciation of
  $553,281 at June 30, 2001 and $473,101 at December 31,
  2000......................................................  $3,710,694     $3,750,275
Investment in unconsolidated entities.......................     154,980        128,593
Assets held for sale........................................      52,122        129,294
Cash and cash equivalents...................................      64,220         26,060
Restricted cash.............................................     323,555
Accounts receivable.........................................      46,449         31,241
Note receivable from unconsolidated entity..................                      7,695
Deferred expenses, net of accumulated amortization of $9,934
  at June 30, 2001 and $7,146 at December 31, 2000..........      32,201         23,944
Other assets................................................      19,307          6,501
                                                              ----------     ----------
          Total assets......................................  $4,403,528     $4,103,603
                                                              ==========     ==========

                           LIABILITIES AND PARTNERS' CAPITAL


Debt........................................................  $2,134,093     $1,838,241
Distributions declared but unpaid...........................      34,199         33,957
Accrued expenses and other liabilities......................     146,077         94,232
Minority interest in other partnerships.....................      50,474         50,774
                                                              ----------     ----------
          Total liabilities.................................   2,364,843      2,017,204
                                                              ----------     ----------
Commitments and contingencies
Redeemable units at redemption value........................     210,929        205,800
Preferred units, $.01 par value, 20,000 units authorized:
  Series A Cumulative Preferred Units, 5,981 units issued
     and outstanding........................................     149,515        149,515
  Series B Redeemable Preferred Units, 58 units issued and
     outstanding............................................     143,750        143,750
Partners' capital...........................................   1,534,491      1,587,334
                                                              ----------     ----------
          Total liabilities and partners' capital...........  $4,403,528     $4,103,603
                                                              ==========     ==========

  The accompanying notes are an integral part of these consolidated financial

                       FELCOR LODGING LIMITED PARTNERSHIP

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
               (UNAUDITED, IN THOUSANDS EXCEPT FOR PER UNIT DATA)

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Revenues:
  Hotel operating revenue:
     Room...................................................  $365,343
     Food and beverage......................................    53,150
     Other operating departments............................    24,790
  Percentage lease revenue..................................   115,137   $256,335
  Retail space rental and other revenue.....................     1,882      1,824
                                                              --------   --------
          Total revenues....................................   560,302    258,159
                                                              --------   --------
Expenses:
  Hotel operating expenses:
     Room...................................................    83,404
     Food and beverage......................................    39,141
     Other operating departments............................    10,922
  Management fees...........................................    12,612
  Other property operating costs............................   121,642
  Taxes, insurance and lease expense........................    76,460     47,588
  Corporate expenses........................................     6,372      6,112
  Depreciation..............................................    79,513     81,480
  Lease termination costs...................................    36,226
                                                              --------   --------
          Total operating expenses..........................   466,292    135,180
                                                              --------   --------
Operating income............................................    94,010    122,979
Interest expense, net.......................................   (79,621)   (76,781)
Swap termination expense....................................    (4,824)
Loss on assets held for sale................................              (63,000)
                                                              --------   --------
Income (loss) before equity in income from unconsolidated
  entities, minority interests, and gain on sale of
  assets....................................................     9,565    (16,802)
Equity in income from unconsolidated entities...............     6,328      5,648
Minority interests in other partnerships....................    (2,282)    (2,093)
Gain on sale of assets......................................     2,955        875
                                                              --------   --------
Income (loss) before extraordinary items....................    16,566    (12,372)
Extraordinary charge from write off of deferred financing
  fees......................................................      (225)
                                                              --------   --------
Net income (loss)...........................................    16,341    (12,372)
Preferred distributions.....................................   (12,300)   (12,358)
                                                              --------   --------
Net income (loss) applicable to unitholders.................  $  4,041   $(24,730)
                                                              ========   ========
Per unit data:
  Basic:
     Net income (loss) applicable to unitholders............  $   0.07   $  (0.39)
                                                              ========   ========
     Weighted average units outstanding.....................    61,628     63,066
  Diluted:
     Net income (loss) applicable to unitholders............  $   0.07   $  (0.39)
                                                              ========   ========
     Weighted average units outstanding.....................    62,069     63,297

  The accompanying notes are an integral part of these consolidated financial statements.

                       FELCOR LODGING LIMITED PARTNERSHIP

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
                           (UNAUDITED, IN THOUSANDS)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                                2001        2000
                                                              ---------   --------
Cash flows from operating activities:
  Net income (loss).........................................  $  16,341   $(12,372)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation............................................     79,513     81,480
    Gain on sale of assets..................................     (2,955)      (875)
    Amortization of deferred financing fees.................      2,563      2,383
    Accretion of debt.......................................       (150)      (448)
    Amortization of unearned officers' and directors'
      compensation..........................................        884        474
    Equity in income from unconsolidated entities...........     (6,328)    (5,648)
    Extraordinary write off of deferred financing fees......        225
    Lease termination costs.................................     36,226
    Loss on assets held for sale............................                63,000
    Minority interests in other partnerships................      2,282      2,093
  Changes in assets and liabilities:
    Accounts receivable.....................................    (10,077)   (10,204)
    Deferred expenses.......................................    (11,045)    (4,003)
    Other assets............................................    (11,297)    (1,251)
    Deferred rent...........................................                18,604
    Accrued expenses and other liabilities..................     (2,552)     5,510
                                                              ---------   --------
         Net cash flow provided by operating activities.....     93,630    138,743
                                                              ---------   --------
Cash flows provided by (used in) investing activities:
  Restricted cash...........................................   (323,555)
  Improvements and additions to hotels......................    (29,431)   (41,408)
  Proceeds from sale of interest in hotels..................     48,049
  Operating cash received in acquisition of lessee..........     25,583
  Proceeds from sale of assets..............................     10,967      1,071
  Cash distributions from unconsolidated entities...........      2,973     11,708
                                                              ---------   --------
         Net cash flow used in investing activities.........   (265,414)   (28,629)
                                                              ---------   --------
Cash flows provided by (used in) financing activities:
  Proceeds from borrowings..................................    849,748    500,892
  Repayment of borrowings...................................   (553,746)  (451,847)
  Purchase of treasury stock................................     (4,046)   (56,733)
  Proceeds from exercise of stock option....................        692
  Buyback of assumed stock options..........................                (1,860)
  Distributions paid to minority interest...................     (2,582)    (3,054)
  Distributions paid to preferred unitholders...............    (12,300)   (12,368)
  Distributions paid to unitholders.........................    (67,822)   (70,415)
                                                              ---------   --------
         Net cash flow provided by (used in) financing
          activities........................................    209,944    (95,385)
                                                              ---------   --------
Net change in cash and cash equivalents.....................     38,160     14,729
Cash and cash equivalents at beginning of periods...........     26,060     36,123
                                                              ---------   --------
Cash and cash equivalents at end of periods.................  $  64,220   $ 50,852
                                                              =========   ========
Supplemental cash flow information -- interest paid.........  $  84,115   $ 73,259
                                                              =========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       FELCOR LODGING LIMITED PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

     FelCor Lodging Limited Partnership and its subsidiaries (the "Company") at June 30, 2001, owned interests in 185 hotels in the United States and Canada with nearly 50,000 rooms and suites (collectively, the "Hotels"). The sole general partner of the Company is FelCor Lodging Trust Incorporated ("FelCor") the nation's second largest hotel real estate investment trust ("REIT"). At June 30, 2001, FelCor owned a greater than 85 percent equity interest in the Company. At June 30, 2001, the Company owned a 100 percent interest in 152 of the Hotels, a 90 percent or greater interest in entities owning seven hotels, a 60 percent interest in an entity owning two hotels and 50 percent interests in entities that own 24 hotels. Fifteen of the Company's hotels have been designated as held for sale.

     On May 9, 2001, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with MeriStar Hospitality Corporation ("MeriStar"). Pursuant to the Merger Agreement, MeriStar will be merged with and into FelCor subject to the approval of the shareholders of both companies. Under the terms of the merger plan holders of MeriStar common shares will receive, for each common share, $4.60 in cash and 0.784 shares of common stock of FelCor. The Company also will either assume or refinance $1.6 billion in MeriStar debt. A separate publicly traded company, MeriStar Hotels & Resorts, will continue to manage the hotels acquired from MeriStar in the merger. The merger is expected to close in September of 2001.

     The transaction will also involve the merger of the Company's subsidiary with and into MeriStar's subsidiary operating limited partnership. The holders of common partnership units in MeriStar's partnership will receive, for each common unit, $4.60 in cash and 0.784 common partnership units in the Company. Preferred units in MeriStar's partnership will receive similar preferred units in the Company or a combination of cash and units. The proposed mergers are subject to shareholder approval and other customary conditions. The equity portion of the transaction is structured to qualify as a tax free merger with respect to the share consideration.

     On January 1, 2001, the REIT Modernization Act ("RMA") went into effect. Among other things, the RMA permits a REIT to form taxable subsidiaries that lease hotels from the REIT, provided that the hotels continue to be managed by unrelated third parties. Effective January 1, 2001, the Company completed transactions that resulted in its newly formed taxable subsidiaries acquiring leases for 96 hotels that were leased to either DJONT Operations, L.L.C. and its consolidated subsidiaries (collectively "DJONT") or subsidiaries of Six Continents Hotels, formerly Bass Hotels and Resorts, ("Six Continents Hotels"). By acquiring these leases through its taxable subsidiaries, the Company acquired the economic benefits and risks of these hotel operations and reports hotel revenues and expenses rather than percentage lease revenues. Additionally, in 2001, the Company entered into an agreement to acquire its remaining 88 hotel leases held by Six Continents Hotels. This transaction was effective July 1, 2001.

                       FELCOR LODGING LIMITED PARTNERSHIP

1. ORGANIZATION -- (CONTINUED)

     The following table provides a schedule of the Hotels by brand, broken out between those hotels whose operations are consolidated for purposes of the Company's financial statements, those hotels whose operations are reported as unconsolidated entities for purposes of the Company's financial statements and those hotels operated under leases with Six Continents Hotels at June 30, 2001:

                                                                UNCONSOLIDATED   SIX CONTINENTS
BRAND                                            CONSOLIDATED   JOINT VENTURES   HOTELS LEASED    TOTAL
-----                                            ------------   --------------   --------------   -----
Hilton(R) Brands:
  Embassy Suites(R)............................       45              14                            59
  Doubletree(R) and Doubletree Guest
     Suites(R).................................       14                                            14
  Hampton Inn(R)...............................        2               1                5            8
  Hilton Suites(R).............................        1                                             1
  Homewood Suites(R)...........................                                         1            1
Six Continents Hotels Brands:
  Holiday Inn(R)...............................                        1               43           44
  Crowne Plaza(R) and Crowne Plaza Suites(R)...                                        18           18
  Holiday Inn Select(R)........................                                        10           10
  Holiday Inn Express(R).......................                                         5            5
Starwood Brands:
  Sheraton(R) and Sheraton Suites(R)...........        9               1                            10
  Westin(R)....................................        1                                             1
Other Brands...................................        1               7                6           14
                                                      --              --               --          ---
          Total Hotels.........................       73              24               88          185
                                                      ==              ==               ==          ===

     The Hotels are located in the United States (35 states) and Canada, with a concentration in Texas (41 hotels), California (19 hotels), Florida (16 hotels) and Georgia (14 hotels).

     At June 30, 2001, (i) subsidiaries of Six Continents Hotels managed 90 of the Hotels, (ii) subsidiaries of Hilton managed 72 of the Hotels, (iii) subsidiaries of Starwood Hotels & Resorts Worldwide, Inc. ("Starwood") managed 11 of the Hotels, (iv) subsidiaries of Interstate Hotels Corporation ("IHC") managed eight of the Hotels and (v) three independent management companies managed the four remaining Hotels.

     Effective January 1, 2001, with the enactment of the RMA, the Company acquired and contributed to a newly formed taxable REIT subsidiary, all the equity interests in DJONT. In consideration for the acquisition, the Company issued an aggregate of 416,667 units of limited partnership interest valued at approximately $10 million, which, together with DJONT's accumulated shareholders' deficit of $24.5 million, was expensed as a lease termination cost in the first quarter of 2001.

     Effective January 1, 2001, the Company completed the acquisition of 12 of the leases, which were held by Six Continents Hotels. In consideration for the acquisition and termination of these leases and the related management agreements of such leases, FelCor issued to Six Continents Hotels 413,585 shares of FelCor common stock valued at approximately $10 million and the Company issued the corresponding number of units. Of this $10 million in consideration for acquisition of these leases, approximately $8.3 million associated with 11 of the hotels had been previously accrued in connection with the hotels designated as held for sale and $1.7 million was expensed as lease termination costs in the first quarter of 2001. Of the 12 hotels, two have been sold, eight have been contributed to a joint venture with IHC, one remains to be sold and one will be retained. In March 2001, the Company contributed the eight hotels managed by IHC to a joint venture with IHC. The Company also entered into an agreement with Six

                       FELCOR LODGING LIMITED PARTNERSHIP

1. ORGANIZATION -- (CONTINUED)

Continents Hotels to acquire the remaining 88 leases, which became effective July 1, 2001. In consideration for the acquisition of such leases the Company entered into long-term management agreements with Six Continents Hotels with regard to these hotels and, on July 1, 2001, FelCor issued to Six Continents Hotels 100 shares of FelCor common stock.

     Certain reclassifications have been made to prior period financial information to conform to the current period's presentation with no effect to previously reported net income or partners' capital.

     The financial information for the six months ended June 30, 2001 and 2000, is unaudited but includes all adjustments (consisting only of normal recurring accruals) which the Company considers necessary for a fair presentation of the results for the periods. The financial information should be read in conjunction with the consolidated financial statements for the year ended December 31, 2000, included in the Company's Annual Report on Form 10-K ("Form 10-K"). Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2001.

2. DEFERRED RENT

     The Company recognized deferred lease income under Staff Accounting Bulletin No. 101 ("SAB 101") of $18.6 million for the six months ended June 30, 2000, respectively. In accordance with SAB 101, rent deferred in the first quarter of 2001 was fully earned and recognized as percentage lease revenue in the second quarter of 2001, because all contingencies related to such revenue were resolved with regard to the leases acquired July 1, 2001. For the six months ended June 30, 2001, SAB 101 had no financial impact to the Company.

3. ASSETS HELD FOR SALE

     In the second quarter of 2000, the Company identified 25 hotels that it considered non-strategic and announced its intention to sell such hotels. In connection with the decision to sell these hotels, the Company recorded, at June 30, 2000, an expense of $63 million representing the difference between the net book value of these hotels and the estimated net proceeds. No depreciation expense has been recorded on these hotels since June 30, 2000. Revenues related to the assets held for sale, less costs associated with those assets, were included in the Company's results of operations for the six months ended June 30, 2001 and 2000, and represented income of $7.1 million and $6.1 million (net of depreciation expense in 2000), respectively.

     In March 2001, the Company contributed eight of the hotels held for sale to an entity in which the Company owns a 50 percent equity interest and a subsidiary of IHC holds the other 50 percent equity interest. The Company contributed assets with a book value of approximately $77 million, received net cash proceeds of $48 million and retained a $17 million preferred interest.

     In June 2001, the Company sold the 140-room Hampton Inn located in Marietta, Georgia, for a net sales price of $7.1 million. The Company is actively marketing the remaining 15 hotels held for sale.

4. INVESTMENT IN UNCONSOLIDATED ENTITIES

     The Company owned 50 percent interests in joint venture partnerships that owned and operated 24 hotels at June 30, 2001, and 16 hotels at June 30, 2000. The Company also owned a 50% interest in partnerships that owned an undeveloped parcel of land, a condominium management company and developed and sold condominiums in Myrtle Beach, South Carolina. The Company accounts for its investments in these unconsolidated entities under the equity method.

                       FELCOR LODGING LIMITED PARTNERSHIP

4. INVESTMENT IN UNCONSOLIDATED ENTITIES -- (CONTINUED)

     Summarized unaudited combined financial information for 100 percent of these unconsolidated entities is as follows (in thousands):

                                                              JUNE 30,   DECEMBER 31,
                                                                2001         2000
                                                              --------   ------------
Balance sheet information:
  Investment in hotels......................................  $342,294     $294,941
  Non-recourse mortgage debt................................  $266,660     $225,302
  Equity....................................................  $ 96,975     $ 82,986

                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------
                                                               2001      2000
                                                              -------   -------
Statements of operations information:
  Total revenues............................................  $41,300   $39,173
  Net income................................................  $14,327   $13,649
  Net income attributable to the Company....................  $ 7,399   $ 6,719
  Amortization of cost in excess of book value..............   (1,071)   (1,071)
                                                              -------   -------
  Equity in income from unconsolidated entities.............  $ 6,328   $ 5,648
                                                              =======   =======

5. DEBT

     Debt at June 30, 2001, and December 31, 2000, consisted of the following (in thousands):

                                                                                     JUNE       DECEMBER
                                    COLLATERAL   INTEREST RATE   MATURITY DATE       2001         2000
                                    ----------   -------------   --------------   ----------   ----------
Floating Rate Debt:
  Line of credit..................  None         LIBOR + 200bp   August 2003                   $  112,000
  Mortgage debt...................  3 hotels     LIBOR + 200bp   February 2003                     61,909
  Promissory note.................  None         LIBOR + 200bp   June 2016        $      650          650
                                                                                  ----------   ----------
         Total floating rate
           debt...................                                                       650      174,559
                                                                                  ----------   ----------
Fixed Rate Debt:
  Line of credit -- swapped.......  None             7.66%       August 2003          39,900      250,000
  Publicly-traded term notes......  None             7.38%       October 2004        174,569      174,505
  Publicly-traded term notes......  None             7.63%       October 2007        124,370      124,320
  Publicly-traded term notes......  None             9.50%       September 2008      101,699
  Publicly-traded term notes......  None             9.50%       September 2008      395,073      394,731
  Publicly-traded term notes......  None             8.50%       June 2011           595,073
  Mortgage debt...................  15 hotels        7.24%       November 2007       138,854      140,148
  Mortgage debt...................  7 hotels         7.54%       April 2009           96,826       97,604
  Mortgage debt...................  6 hotels         7.55%       June 2009            72,810       73,389
  Mortgage debt...................  7 hotels         8.73%       May 2010            143,163      144,032
  Mortgage debt...................  8 hotels         8.70%       May 2010            183,807      184,829
  Other...........................  13 hotels     6.96%-7.23%    2000-2005            67,299       80,124
                                                                                  ----------   ----------
         Total fixed rate debt....                                                 2,133,443    1,663,682
                                                                                  ----------   ----------
         Total debt...............                                                $2,134,093   $1,838,241
                                                                                  ==========   ==========

     One month LIBOR at June 30, 2001, was 3.835%.

                       FELCOR LODGING LIMITED PARTNERSHIP

5. DEBT -- (CONTINUED)

     At June 30, 2001, the Company's line of credit was matched with an interest rate swap agreement, which effectively converted the floating rate on the line of credit to a fixed rate.

     The line of credit contains various affirmative and negative covenants including limitations on total indebtedness, total secured indebtedness, and cash distributions, as well as the obligation to maintain certain minimum tangible net worth and certain minimum interest and debt service coverage ratios. At June 30, 2001, the Company was in compliance with all such covenants.

     The Company's other borrowings contain affirmative and negative covenants that are generally equal to or less restrictive than the line of credit. Most of the mortgage debt is non-recourse to the Company and contains provisions allowing for the substitution of collateral upon satisfaction of certain conditions. Most of the mortgage debt is prepayable; subject to various prepayment penalties, yield maintenance, or defeasance obligations.

     Interest expense is reported net of interest income of $2.2 million and $863,000 for the six months ended June 30, 2001 and 2000, respectively, and capitalized interest of $229,000 and $497,000, respectively.

     On June 4, 2001, the Company completed the private placement of $600 million in 8 1/2 percent senior unsecured notes that mature in June 2001. Approximately $315 million of the proceeds were placed in escrow pending completion of the merger with MeriStar. The remaining proceeds were used to pay down the Line of Credit and other floating rate debt. Associated with the pay down of the Line of Credit, the Company terminated interest rate swaps with a notional value of $200 million, resulting in a one-time $4.8 million swap termination cost, which was expensed in the second quarter. An extraordinary charge of $225,000 was recorded to write-off unamortized deferred financing costs associated with the prepayment of the floating rate debt.

     On January 11, 2001, the Company completed the private placement of $100 million in 9 1/2 percent senior unsecured notes that mature in September 2008. These notes were issued at a premium to yield an effective rate of 9 1/8 percent. The proceeds were used initially to pay down the company's line of credit.

6. ADOPTION OF SFAS 133

     On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either partners' capital or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and the nature of the hedging activity.

     Upon adoption of SFAS 133, on January 1, 2001, the Company recorded the fair value of its interest swap rate agreements with a notional value of $250 million as an asset of $248,000 with a corresponding credit to accumulated other comprehensive income reported in partners' capital.

     As of June 30, 2001, the Company held an interest rate swap agreement with a notional value of $50 million. The fixed interest rate paid on this swap was
5.6 percent and the floating swap rate received was 4.06 percent with a maturity of July 2003. The fair value of the Company's interest rate swap agreement at June 30, 2001 was a liability of $899,000 which was recorded in accrued expenses and accumulated other comprehensive income reported in partners' capital. Assuming no changes in the index rates over the next twelve months, the swap currently held by the Company would result in additional

                       FELCOR LODGING LIMITED PARTNERSHIP

6. ADOPTION OF SFAS 133 -- (CONTINUED)

interest expense of $561,000. In June 2001, interest rate swaps with a notional amount of $200 million were terminated at a cost of $4.8 million when the corresponding floating rate debt was prepaid.

     In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company limits these risks by following established risk management policies and procedures including the use of derivatives. Derivatives are used primarily to fix the rate on floating rate debt and manage the cost of borrowing obligations. The Company requires that hedging derivative instruments are effective in reducing the interest rate risk exposure that they are designated to hedge. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract. The Company does not use derivatives for trading or speculative purposes, and the Company has a policy of only entering into contracts with major financial institutions.

     To determine the fair values of its derivative instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

     At June 30, 2001, the Company's financing facilities consist of a $600 million floating rate line of credit. To reduce the risk of variable interest rates, the Company currently uses an interest rate swap agreement, to effectively convert a portion of its floating rate debt to fixed-rate debt. The differences to be paid or received by the Company under the terms of the interest rate swap agreements are accrued as interest rates change and recognized as an adjustment to interest expense.

7. COMPREHENSIVE INCOME

     SFAS No. 130, "Reporting Comprehensive Income" establishes standards for reporting and displaying comprehensive income and its components. Total comprehensive income for the six months ended June 30, 2001 is calculated as follows (in thousands):

Net income..................................................   $16,341
Realized loss on terminated interest rate swap agreements...     4,824
Unrealized loss on interest rate swap agreements............    (5,723)
                                                               -------
          Total comprehensive income........................   $15,442
                                                               =======

     Although the Company conducts business in Canada, the Canadian operations were not material to our consolidated financial position, results of operations or cash flows during the six months ended June 30, 2001 and 2000. Additionally, foreign currency transaction gains and losses were not material to the Company's results of operations for the six months ended June 30, 2001 and 2000.

8. RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board ("FASB") approved SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001 and will require (1) intangible assets (as defined in SFAS No. 141) to be reclassified into goodwill, (2) goodwill amortization to cease, and (3) the testing of goodwill for impairment at transition and at interim periods (if an event or circumstance would result in an impairment). The Company will adopt SFAS No. 142 on June 30, 2001, with the purchase of any goodwill and intangible assets acquired after June 30, 2001. The

                       FELCOR LODGING LIMITED PARTNERSHIP

8. RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS -- (CONTINUED)

Company has not yet determined the impact of SFAS No. 142 on the Company's results of operations and financial position.

9. INCOME TAXES

     Under the RMA that became effective January 1, 2001, the Company leases certain of its hotels to wholly-owned taxable REIT subsidiaries that are subject to federal and state income taxes. The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Under SFAS 109, the Company accounts for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company has a deferred tax asset of approximately $100,000, prior to any valuation allowance, relating to losses of the taxable REIT subsidiaries during the six months ended June 30, 2001. Management has provided a 100 percent valuation allowance against this asset due to uncertainty of realization and accordingly, no provision or benefit from income taxes is reflected in the accompanying Consolidated Statements of Operations.

10. GAIN ON SALE OF ASSETS

     During the six months ended June 30, 2001, the Company received $3.9 million for the condemnation of three parcels of land and recorded a gain of $3.0 million.

11. PURCHASE OF DJONT

     Effective January 1, 2001, the Company acquired all the equity interests in DJONT. In consideration for the acquisition, the Company issued 416,667 units of limited partnership interest valued at approximately $10 million which, together with DJONT's accumulated shareholders' deficit of $24.5 million, was expensed as lease termination cost in the first quarter of 2001.

     The Company purchased certain assets and assumed certain liabilities with this acquisition. The fair values of the acquired assets and liabilities at January 1, 2001, are as follows (in thousands):

Cash and cash equivalents...................................   $25,583
Accounts receivable.........................................    30,689
Investment in real estate...................................    10,954
Other assets................................................    10,358
                                                               -------
          Total assets acquired.............................    77,584
                                                               -------
Accounts payable............................................    18,656
Due to FelCor Lodging Trust.................................    39,466
Accrued expenses and other liabilities......................    43,999
                                                               -------
          Total liabilities assumed.........................   102,121
                                                               -------
Liabilities assumed in excess of assets acquired............    24,537
Value of units issued.......................................     9,896
                                                               -------
Lease termination costs.....................................   $34,433
                                                               =======

12. SEGMENT INFORMATION

     Following the acquisition of certain of the Company's leases at January 1, 2001, the Company has determined that its reportable segments are those that are consistent with the Company's method of internal reporting, which segments its business in 2001 by those hotels that the Company leases to

                       FELCOR LODGING LIMITED PARTNERSHIP

12. SEGMENT INFORMATION -- (CONTINUED)

DJONT (whose operations are consolidated for financial reporting purposes beginning January 1, 2001) and those hotels that the Company leases to Six Continents Hotels.

     For the six months ended June 30, 2000, the Company segmented its business between its two lessees, DJONT and Six Continents Hotels.

     The following tables present information for the reportable segments for the six months ended June 30, 2001 and 2000 (in thousands):

                                                     SIX
                                                  CONTINENTS                CORPORATE
                                        DJONT       HOTELS     SEGMENT    NOT ALLOCABLE   CONSOLIDATED
SIX MONTHS ENDED JUNE 30, 2001          LEASED      LEASED      TOTAL      TO SEGMENTS       TOTAL
------------------------------         --------   ----------   --------   -------------   ------------
Total revenues.......................  $443,283    $115,137    $558,420     $  1,882        $560,302
Net income (loss)....................  $ 80,431    $ 21,855    $102,286     $(85,945)       $ 16,341
Funds from operations................  $160,706    $ 62,161    $222,867     $(87,184)       $135,683
Weighted average units
  outstanding(1).....................                                                         66,759

                                                     SIX
                                                  CONTINENTS                CORPORATE
                                        DJONT       HOTELS     SEGMENT    NOT ALLOCABLE   CONSOLIDATED
SIX MONTHS ENDED JUNE 30, 2000          LEASED      LEASED      TOTAL      TO SEGMENTS       TOTAL
------------------------------         --------   ----------   --------   -------------   ------------
Total revenues.......................  $137,813    $118,522    $256,335     $  1,824        $258,159
Net income (loss)....................  $ 69,892    $ (1,059)   $ 68,833     $(81,205)       $(12,372)
Funds from operations................  $132,459    $104,459    $236,918     $(87,538)       $149,380
Weighted average units
  outstanding(1).....................                                                         67,987

---------------

(1) Weighted average units outstanding are computed including dilutive options, unvested stock grants, and assuming conversion of Series A preferred units to units.

13. TREASURY STOCK REPURCHASE PROGRAM

     On January 4, 2000, FelCor announced that its Board of Directors had approved a $200 million increase in its stock repurchase program, authorizing FelCor to purchase up to an aggregate of $300 million of its outstanding common shares. Approximately 179,000 of FelCor common shares for approximately $4.0 million have been purchased from January 1, 2001 through March 27, 2001. FelCor has not repurchased any additional shares since March 27, 2001. These repurchases have been recorded as a reduction to partners' capital as a result of the redemption of units held by FelCor to fund the repurchases. Since the inception of the stock repurchase program FelCor has repurchased approximately
10.5 million shares of FelCor common stock for approximately $189.1 million.

                       FELCOR LODGING LIMITED PARTNERSHIP

14. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per unit for the six months ended June 30, 2001 and 2000 (in thousands, except per unit data):

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Numerator:
  Income (loss) before extraordinary items..................  $ 16,566   $(12,372)
  Extraordinary charge......................................      (225)
                                                              --------   --------
  Net income (loss).........................................    16,341    (12,372)
  Preferred distributions...................................   (12,300)   (12,358)
                                                              --------   --------
  Net income (loss) applicable to unitholders...............  $  4,041   $(24,730)
                                                              ========   ========
Denominator:
  Denominator for basic earnings per unit -- weighted
     average units..........................................    61,628     63,066
  Effect of dilutive securities:
     Stock options..........................................        90
     Restricted units.......................................       351        231
                                                              --------   --------
     Denominator for diluted earnings per unit -- adjusted
      weighted average units and assumed conversions........    61,069     63,297
                                                              ========   ========
Earnings (loss) per unit data:
  Basic
     Net income (loss) before extraordinary item............  $   0.07   $  (0.39)
     Extraordinary item.....................................
                                                              --------   --------
     Net income (loss)......................................  $   0.07   $  (0.39)
                                                              ========   ========
  Diluted
     Net income (loss) before extraordinary item............  $   0.07   $  (0.39)
     Extraordinary item.....................................
                                                              --------   --------
     Net income (loss)......................................  $   0.07   $  (0.39)
                                                              ========   ========

     The Series A preferred units and most of the options granted are anti-dilutive and not included in the calculation of diluted earnings per unit.

                       FELCOR LODGING LIMITED PARTNERSHIP

15. CONSOLIDATING FINANCIAL INFORMATION

     Certain of the Company's wholly-owned subsidiaries (FelCor/CSS Holdings, L.P.; FelCor/CSS Hotels, L.L.C.; FelCor/LAX Hotels L.L.C.; FelCor Eight Hotels, L.L.C.; FelCor/St. Paul Holdings, L.P.; FelCor/LAX Holdings, L.P.; FHAC Nevada Holding, L.L.C.; FelCor TRS Holdings, L.P.; Kingston Plantation Development Corp.; FHAC Texas Holdings, L.P.; FelCor Omaha Hotel Company, L.L.C.; FelCor Country Villa Hotel, L.L.C.; FelCor Moline Hotel, L.L.C.; FelCor Canada Co. and FelCor Hotel Asset Company, L.L.C., collectively "Subsidiary Guarantors"), together with FelCor and one of its wholly-owned subsidiaries (FelCor Nevada Holdings, L.L.C.), are guarantors of senior debt. The following tables present consolidating information for the Subsidiary Guarantors.

                          CONSOLIDATING BALANCE SHEET
                                 JUNE 30, 2001
                                 (IN THOUSANDS)

                                                       SUBSIDIARY   NON-GUARANTOR                     TOTAL
                                         FELCOR L.P.   GUARANTORS   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                         -----------   ----------   -------------   ------------   ------------
                                                    ASSETS


Net investment in hotel properties.....  $   512,786   $1,638,108    $1,559,800                     $3,710,694
Investment in consolidated entities....    4,096,294                                $(4,096,294)
Investment in unconsolidated
  entities.............................      136,814       18,166                                      154,980
Assets held for sale...................        4,391       43,595         4,136                         52,122
Cash and cash equivalents..............       20,586       27,806        15,828                         64,220
Restricted cash........................      323,555                                                   323,555
Due (to) from subsidiary...............   (1,604,725)     478,252     1,126,473
Accounts receivable....................       10,636       35,813                                       46,449
Deferred assets........................       26,594        1,174         4,433                         32,201
Other assets...........................        6,412        8,188         4,707                         19,307
                                         -----------   ----------    ----------     -----------     ----------
         Total assets..................  $ 3,533,343   $2,251,102    $2,715,377     $(4,096,294)    $4,403,528
                                         ===========   ==========    ==========     ===========     ==========

                                       LIABILITIES AND PARTNERS' CAPITAL

Debt...................................  $ 1,413,691   $  145,409    $  574,993                     $2,134,093
Distributions payable..................       34,199                                                    34,199
Accrued expenses and other
  liabilities..........................       46,436       79,080        20,561                        146,077
Minority interest in other
  partnerships.........................          332                     50,142                         50,474
                                         -----------   ----------    ----------                     ----------
         Total liabilities.............    1,494,658      224,489       645,696                      2,364,843
                                         -----------   ----------    ----------                     ----------
Redeemable units at redemption value...      210,929                                                   210,929
Preferred units........................      293,265                                                   293,265
Partners' capital......................    1,534,491    2,026,613     2,069,681     $(4,096,294)     1,534,491
                                         -----------   ----------    ----------     -----------     ----------
         Total liabilities and
           partners' capital...........  $ 3,533,343   $2,251,102    $2,715,377     $(4,096,294)    $4,403,528
                                         ===========   ==========    ==========     ===========     ==========

                       FELCOR LODGING LIMITED PARTNERSHIP

15. CONSOLIDATING FINANCIAL INFORMATION -- (CONTINUED)

                          CONSOLIDATING BALANCE SHEET
                                 JUNE 30, 2000
                                 (IN THOUSANDS)

                                                        SUBSIDIARY   NON-GUARANTOR                     TOTAL
                                          FELCOR L.P.   GUARANTORS   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                          -----------   ----------   -------------   ------------   ------------
                                                     ASSETS


Net investment in hotel properties......  $  593,248    $1,663,611    $1,539,896                     $3,796,755
Investment in consolidated entities.....   2,814,305                                 $(2,814,305)
Investment in unconsolidated entities...     116,811        16,227                                      133,038
Assets held for sale....................       4,582       118,510        12,555                        135,647
Cash and cash equivalents...............      21,582         8,269        21,001                         50,852
Due from Lessee.........................      14,278        18,218        (3,898)                        28,598
Due (to) from subsidiary................    (244,385)      263,404       (19,019)
Note receivable from unconsolidated
  entity................................       7,728                                                      7,728
Deferred assets.........................      10,772         1,245         5,076                         17,093
Other assets............................       5,215         1,834             5                          7,054
                                          ----------    ----------    ----------     -----------     ----------
         Total assets...................  $3,344,136    $2,091,318    $1,555,616     $(2,814,305)    $4,176,765
                                          ==========    ==========    ==========     ===========     ==========

                                       LIABILITIES AND PARTNERS' CAPITAL

Debt....................................  $1,117,360    $  118,227    $  647,156                     $1,882,743
Distributions payable...................      35,237                                                     35,237
Accrued expenses and other
  liabilities...........................      73,335                                                     73,335
Deferred rent...........................       2,068         7,771         8,765                         18,604
Minority interest in other
  partnerships..........................                                  50,710                         50,710
                                          ----------    ----------    ----------                     ----------
         Total liabilities..............   1,228,000       125,998       706,631                      2,060,629
                                          ----------    ----------    ----------                     ----------
Redeemable units at redemption value....     151,948                                                    151,948
Preferred units.........................     294,515                                                    294,515
Partners' capital.......................   1,669,673     1,965,320       848,985     $(2,814,305)     1,669,673
                                          ----------    ----------    ----------     -----------     ----------
         Total liabilities and partners'
           capital .....................  $3,344,136    $2,091,318    $1,555,616     $(2,814,305)    $4,176,765
                                          ==========    ==========    ==========     ===========     ==========

                       FELCOR LODGING LIMITED PARTNERSHIP

15. CONSOLIDATING FINANCIAL INFORMATION -- (CONTINUED)

                     CONSOLIDATING STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
                                 (IN THOUSANDS)

                                                       SUBSIDIARY   NON-GUARANTOR                     TOTAL
                                         FELCOR L.P.   GUARANTORS   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                         -----------   ----------   -------------   ------------   ------------
Revenues:
Hotel operating revenue................                 $441,434      $  1,849                       $443,283
Percentage lease revenue...............   $ 42,818       121,932        94,809       $(144,422)       115,137
Other revenue..........................      1,458           351            73                          1,882
                                          --------      --------      --------       ---------       --------
         Total revenue.................     44,276       563,717        96,731        (144,422)       560,302
                                          --------      --------      --------       ---------       --------
Expenses:
Hotel operating expenses...............                  266,657         1,064                        267,721
Taxes, insurance and other.............      5,215       203,040        12,627        (144,422)        76,460
Corporate expenses.....................        907         3,328         2,137                          6,372
Depreciation...........................     13,596        35,719        30,198                         79,513
Lease termination costs................     34,456         1,770                                       36,226
                                          --------      --------      --------       ---------       --------
         Total operating expenses......     54,174       510,514        46,026        (144,422)       466,292
                                          --------      --------      --------       ---------       --------
Operating income (loss)................     (9,898)       53,203        50,705                         94,010
Interest expense, net..................    (48,343)       (5,693)      (25,585)                       (79,621)
Swap termination expense...............     (4,824)                                                    (4,824)
                                          --------      --------      --------       ---------       --------
Income (loss) before equity in income
  from unconsolidated entities,
  minority interests, and gain on sale
  of assets............................    (63,065)       47,510        25,120                          9,565
Equity in income from consolidated
  entities.............................    (72,863)                                     72,863
                                          --------                                   ---------
Equity in income from unconsolidated
  entities.............................      6,358           (30)                                       6,328
Minority interests in other
  partnerships.........................       (235)                     (2,047)                        (2,282)
Gain on sale of assets.................        645                       2,310                          2,955
                                          --------      --------      --------       ---------       --------
Income (loss) before extraordinary
  items................................     16,566        47,480        25,383         (72,863)        16,566
Extraordinary charge from writeoff of
  deferred financing fees..............       (225)                       (225)            225           (225)
                                          --------      --------      --------       ---------       --------
Net income (loss)......................     16,341        47,480        25,158                         16,341
Preferred distributions................    (12,300)                                                   (12,300)
                                          --------      --------      --------       ---------       --------
Net income (loss) applicable to
  unitholders..........................   $  4,041      $ 47,480      $ 25,158       $ (72,638)      $  4,041
                                          ========      ========      ========       =========       ========

                       FELCOR LODGING LIMITED PARTNERSHIP

15. CONSOLIDATING FINANCIAL INFORMATION -- (CONTINUED)

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
                                 (IN THOUSANDS)

                                                             SUBSIDIARY   NON-GUARANTOR      TOTAL
                                               FELCOR L.P.   GUARANTORS   SUBSIDIARIES    CONSOLIDATED
                                               -----------   ----------   -------------   ------------
Cash flows from operating activities.........   $ (47,075)    $ 84,999      $ 55,706        $ 93,630
Cash flows from (used in) investing                             19,180        (8,249)
  activities.................................    (276,345)                                  (265,414)
Cash flows from (used in) financing                            (79,405)      (49,544)
  activities.................................     338,893                                    209,944
                                                ---------     --------      --------        --------
Change in cash and cash equivalents..........      15,473       24,774        (2,087)         38,160
Cash and cash equivalents at beginning of                        3,032        17,915
  period.....................................       5,113                                     26,060
                                                ---------     --------      --------        --------
Cash and cash equivalents at end of period...   $  20,586     $ 27,806      $ 15,828        $ 64,220
                                                =========     ========      ========        ========

                     CONSOLIDATING STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000
                                 (IN THOUSANDS)

                                                  SUBSIDIARY   NON-GUARANTOR                     TOTAL
                                    FELCOR L.P.   GUARANTORS   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                    -----------   ----------   -------------   ------------   ------------
Revenues:
Percent rent......................   $ 55,332      $123,202       $77,801                       $256,335
Other revenue.....................      1,824                                                      1,824
                                     --------      --------       -------        --------       --------
          Total revenue...........     57,156       123,202        77,801                        258,159
                                     --------      --------       -------        --------       --------
Expenses:
General and administrative........      1,319         2,937         1,856                          6,112
Depreciation......................     17,803        37,591        26,086                         81,480
Taxes, insurance and other........      7,480        15,292        13,105                         35,877
Land leases.......................        965         9,491         1,255                         11,711
                                     --------      --------       -------        --------       --------
          Total operating
            expenses..............     27,567        65,311        42,302                        135,180
                                     --------      --------       -------        --------       --------
Operating income..................     29,589        57,891        35,499                        122,979
Interest expense, net.............    (53,711)       (5,454)      (17,616)                       (76,781)
Loss on assets held for sale......     (6,170)      (53,200)       (3,630)                       (63,000)
                                     --------      --------       -------        --------       --------
Income (loss) before equity in
  income from unconsolidated
  entities, minority interests and
  gain on sale of assets..........    (30,292)         (763)       14,253                        (16,802)
Equity in income from consolidated
  entities........................     14,480                                    $(14,480)
Equity in income from
  unconsolidated entities.........      4,933           715                                        5,648
Minority interest other
  partnerships....................     (1,493)                       (600)                        (2,093)
Gain on sale of assets............                      875                                          875
                                     --------      --------       -------        --------       --------
Net income (loss).................    (12,372)          827        13,653         (14,480)       (12,372)
Preferred distributions...........     12,358                                                     12,358
                                     --------      --------       -------        --------       --------
Net income (loss) applicable to
  unitholders.....................   $(24,730)     $    827       $13,653        $(14,480)      $(24,730)
                                     ========      ========       =======        ========       ========

                       FELCOR LODGING LIMITED PARTNERSHIP

15. CONSOLIDATING FINANCIAL INFORMATION -- (CONTINUED)

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000
                                 (IN THOUSANDS)

                                                             SUBSIDIARY   NON-GUARANTOR      TOTAL
                                               FELCOR L.P.   GUARANTORS   SUBSIDIARIES    CONSOLIDATED
                                               -----------   ----------   -------------   ------------
Cash flows from operating activities.........    $ 4,335      $ 90,052      $ 44,356        $138,743
Cash flows from (used in) investing                            (16,628)      (10,827)
  activities.................................     (1,174)                                    (28,629)
Cash flows from (used in) financing                            (77,573)      (33,140)
  activities.................................     15,328                                     (95,385)
                                                 -------      --------      --------        --------
Change in cash and cash equivalents..........     18,489        (4,149)          389          14,729
Cash and cash equivalents at beginning of                       12,418        20,612
  period.....................................      3,093                                      36,123
                                                 -------      --------      --------        --------
Cash and cash equivalents at end of period...    $21,582      $  8,269      $ 21,001        $ 50,852
                                                 =======      ========      ========        ========

16. PRO FORMA INFORMATION (UNAUDITED)

     The following unaudited pro forma information for the six months ended June 30, 2001 and 2000 is based in part upon the Consolidated Statements of Operations of the Company, DJONT, Six Continents Hotels and MeriStar for the six months ended June 30, 2001 and 2000.

     The Pro Forma Combined Statements of Operations for the six months ended June 30, 2001 and 2000 assumes that all the following occurred on January 1 of the fiscal period presented:

     - the Company's acquisition of DJONT, effective January 1, 2001, for 416,667 units of limited partnership interest valued at approximately $10 million;

     - the Company's acquisition of 12 leases held by Bristol Tenant Company, effective January 1, 2001, for 413,585 shares of FelCor common stock valued at approximately $10 million;

     - the Company's acquisition of the remaining 88 leases held by Bristol Tenant Company, effective July 1, 2001.

     - the assignment of the leases from MeriStar Hotels & Resorts, Inc. to taxable REIT subsidiaries; and

     - the completion of the MeriStar merger and related financings and the application of the net proceeds.

                       FELCOR LODGING LIMITED PARTNERSHIP

16. PRO FORMA INFORMATION (UNAUDITED) -- (CONTINUED)

     In the opinion of FelCor's management, all material adjustments necessary to reflect the effects of the preceding transactions have been made. The unaudited Pro Forma Combined Statement of Operations is presented for illustrative purposes only and is not necessarily indicative of what the actual results of operations would have been had the MeriStar merger and the other transactions described above occurred on the indicated dates, nor do they purport to represent the Company's results of operations for future periods.

                                                                     PRO FORMA
                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                              -----------------------
                                                                 2001         2000
                                                              ----------   ----------
Total revenue...............................................  $1,412,155   $1,471,031
Net income applicable to unitholders........................      73,771   $   88,395
Basic:
  Net income applicable to unitholders......................  $     0.74   $     0.88
  Weighted average units outstanding........................     100,020      100,701
Diluted:
  Net income applicable to unitholders......................  $     0.73   $     0.87
  Weighted average units outstanding........................     101,352      101,746

17. SUBSEQUENT EVENTS

     On July 18, 2001, the Company announced the commitment of a $500 million standby loan facility. The loan facility will be available to fund any purchases of MeriStar's existing 9 percent Senior Notes due 2009 or 9 1/8 percent Senior Notes due 2011 pursuant to change in control provisions contained in the indentures.

     On July 26, 2001, the Company announced the increase of its line of credit from $600 million to $700 million contingent upon the merger with MeriStar closing. The new unsecured facility has similar terms as the existing facility. The facility has a term of up to five years, a floating interest rate, and a tiered spread based on the Company's leverage ratio. The increased line will be available to refinance a portion of MeriStar's debt and for general corporate purposes.

     The Company has filed a registration statement on Form S-4 with the SEC in connection with the merger. The registration statement is currently being reviewed by the SEC but has not been declared effective. The Form S-4 contains a prospectus, a proxy statement, and other documents for FelCor's and MeriStar's stockholder meetings at which time the proposed merger will be considered. It is planned to mail the proxy statement and prospectus contained in the Form S-4 to our respective stockholders after the registration statement is declared effective by the SEC. The Form S-4, proxy statement and prospectus will contain important information about FelCor, MeriStar, the merger and related matters.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                               JUNE 30,       DECEMBER 31,
                                                                 2001             2000
                                                              -----------   -----------------
                                                              (UNAUDITED)
                                           ASSETS

Investments in hotel properties.............................  $3,209,185       $3,193,730
Accumulated depreciation....................................    (342,051)        (287,229)
                                                              ----------       ----------
                                                               2,867,134        2,906,501
Cash and cash equivalents...................................      20,550              242
Accounts receivable, net....................................      57,040            2,833
Prepaid expenses and other..................................      15,765            2,767
Note receivable from OpCo...................................      36,000               --
Due from OpCo...............................................      10,893           22,221
Investments in and advances to affiliates...................      41,714           42,196
Restricted cash.............................................      20,201           19,918
Intangible assets, net of accumulated amortization of $6,205
  and $5,575................................................      15,684            9,822
                                                              ----------       ----------
                                                              $3,084,981       $3,006,500
                                                              ==========       ==========

                    LIABILITIES, MINORITY INTERESTS AND PARTNERS' CAPITAL

Accounts payable, accrued expenses and other liabilities....  $  126,870       $   72,197
Accrued interest............................................      44,352           28,365
Income taxes payable........................................       1,420              921
Distributions payable.......................................      24,245           24,581
Deferred income taxes.......................................       8,409            8,113
Interest rate swaps.........................................       7,110               --
Notes payable to MeriStar...................................     356,923          356,729
Mortgages and notes payable.................................   1,296,127        1,281,590
                                                              ----------       ----------
          Total liabilities.................................   1,865,456       $1,772,496
                                                              ----------       ----------
Minority interests..........................................       2,693            2,687
Redeemable OP units at redemption value.....................      99,898           88,545
Partners' capital -- common OP units 44,479,899 and
  44,403,034 issued and outstanding.........................   1,116,934        1,142,772
                                                              ----------       ----------
                                                              $3,084,981       $3,006,500
                                                              ==========       ==========

     See accompanying notes to condensed consolidated financial statements.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                            AND COMPREHENSIVE INCOME
                                   UNAUDITED
                                 (IN THOUSANDS)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                                2001        2000
                                                              --------    --------
Revenue:
  Hotel operations:
    Rooms...................................................  $402,760    $     --
    Food and beverage.......................................   145,383          --
    Other operating departments.............................    46,005          --
  Participating lease revenue...............................    10,736     145,031
  Office rental and other revenues..........................     4,967       3,556
                                                              --------    --------
         Total revenue......................................   609,851     148,587
                                                              --------    --------
Hotel operating expenses by department:
  Rooms.....................................................    92,287          --
  Food and beverage.........................................   103,890          --
  Other operating departments...............................    23,616          --
Office rental, parking and other operating expenses.........     1,625       1,343
Undistributed operating expenses:
  Administrative and general................................    88,055       4,150
  Property operating costs..................................    84,977          --
  Property taxes, insurance and other.......................    36,902      25,093
  Depreciation and amortization.............................    57,787      54,102
  Write down of investment in STS Hotel Net.................     2,112          --
  Swap termination costs....................................     9,297          --
  FelCor merger costs.......................................     3,789          --
  Cost to terminate leases with Prime Hospitality
    Corporation.............................................     1,315          --
                                                              --------    --------
         Total operating expenses...........................   505,652      84,688
                                                              --------    --------
Net operating income........................................   104,199      63,899
Interest expense, net.......................................    60,261      58,417
                                                              --------    --------
Income before minority interests, income taxes, gain (loss)
  on sale of asset and extraordinary gain (loss)............    43,938       5,482
Minority interests..........................................         6          25
                                                              --------    --------
Income before income taxes, gain (loss) on sale of asset and
  extraordinary gain (loss).................................    43,932       5,457
Income tax expense..........................................     1,242          59
                                                              --------    --------
Income (loss) before loss on sale of asset and extraordinary
  gain (loss)...............................................    42,690       5,398
Gain (loss) on sale of asset, net of tax effect of ($19) and
  ($56).....................................................    (1,062)      3,439
Extraordinary gain (loss) on early extinguishments of debt,
  net of tax effect of ($17)
  and $50...................................................    (1,226)      3,400
                                                              --------    --------
Net income..................................................    40,402      12,237
Other comprehensive income (loss):
  Transition adjustment.....................................    (2,842)         --
  Foreign currency translation adjustment...................      (159)       (534)
  Change in fair value of cash flow hedges..................    (4,268)         --
                                                              --------    --------
Comprehensive income........................................  $ 33,133    $ 11,703
                                                              ========    ========
Net income applicable to common unitholders.................  $ 40,120    $ 11,955
                                                              ========    ========
Net income applicable to general partner common
  unitholder................................................  $ 36,887    $ 10,939
                                                              ========    ========
Net income applicable to third party limited partner common
  unitholders...............................................  $  3,233    $  1,016
                                                              ========    ========
Earnings per unit:
  Basic:
    Income before extraordinary gain (loss).................  $   0.85    $   0.16
    Extraordinary gain (loss)...............................     (0.03)       0.07
                                                              --------    --------
    Net income..............................................  $   0.82    $   0.23
                                                              ========    ========
  Diluted:
    Income before extraordinary gain (loss).................  $   0.83    $   0.16
    Extraordinary gain (loss)...............................     (0.02)       0.07
                                                              --------    --------
    Net income..............................................  $   0.81    $   0.23
                                                              ========    ========

     See accompanying notes to condensed consolidated financial statements.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

             CONDENSED CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
                                   UNAUDITED
                                 (IN THOUSANDS)

                                                                  SIX MONTHS ENDED
                                                                      JUNE 30,
                                                              ------------------------
                                                                 2001          2000
                                                              ----------    ----------
Balance at beginning of period..............................  $1,142,772    $1,203,518
Contributions...............................................       6,737        10,692
Contribution from general partner related to amortization of
  unearned stock-based compensation.........................       1,842           395
Repurchase of units.........................................      (3,280)      (42,003)
Allocations from redeemable OP units........................     (15,601)      (20,344)
Distributions...............................................     (48,387)      (52,669)
  Net income applicable to common unitholders...............      40,120        11,955
  Transition adjustment.....................................      (2,842)           --
  Foreign currency translation adjustment...................        (159)         (534)
  Change in fair value of cash flow hedges..................      (4,268)           --
                                                              ----------    ----------
Balance at end of period....................................  $1,116,934    $1,111,010
                                                              ==========    ==========

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   UNAUDITED
                                 (IN THOUSANDS)

                                                              SIX MONTHS ENDED JUNE 30,
                                                              --------------------------
                                                                 2001           2000
                                                              -----------    -----------
Operating activities:
  Net income................................................   $  40,402      $  12,237
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................      57,787         54,102
  Loss (gain) on sale of assets, before tax effect..........       1,081         (3,495)
  Write down of investment in STS Hotel Net.................       2,112             --
  Extraordinary loss (gain) on early extinguishment of debt,
     before tax effect......................................       1,243         (3,450)
  Minority interests........................................           6             24
  Amortization of stock based compensation..................       1,842            395
  Deferred income taxes.....................................         296             43
  Changes in operating assets and liabilities:
     Accounts receivable, net...............................      (7,007)        (3,638)
     Prepaid expenses and other.............................         502          8,295
     Due from OpCo..........................................      11,328        (11,449)
     Accounts payable, accrued expenses, accrued interest
      and other liabilities.................................       4,471         67,845
     Income taxes payable...................................         499           (238)
                                                               ---------      ---------
          Net cash provided by operating activities.........     114,562        120,671
                                                               ---------      ---------
Investing activities:
  Investment in hotel properties, net.......................     (23,782)       (61,243)
  Proceeds from disposition of assets.......................       7,274         24,148
  Hotel operating cash received in lease conversions........       3,257             --
  Investments in and advances to affiliates, net............          --         (5,511)
  (Increase in) repayments of notes receivable..............     (36,000)        57,110
  Change in restricted cash.................................        (283)        (1,477)
                                                               ---------      ---------
          Net cash (used in) provided by investing
            activities......................................     (49,534)        13,027
                                                               ---------      ---------
Financing activities:
  Deferred financing costs..................................      (9,906)        (1,412)
  Proceeds from mortgages and notes payable.................     599,529        100,194
  Principal payments on mortgages and notes payable.........    (584,830)      (126,469)
  Repayments of MeriStar borrowings.........................          --        (14,556)
  Contributions from partners...............................       3,169          1,286
  Repurchase of units.......................................      (3,280)       (42,003)
  Distributions paid to partners............................     (49,685)       (52,669)
                                                               ---------      ---------
          Net cash used in financing activities.............     (45,003)      (135,629)
                                                               ---------      ---------
Effect of exchange rate changes on cash and cash
  equivalents...............................................         283            (22)
                                                               ---------      ---------
Net increase (decrease) in cash and cash equivalents........      20,308         (1,953)
Cash and cash equivalents, beginning of period..............         242          2,549
                                                               ---------      ---------
          Cash and cash equivalents, end of period..........   $  20,550      $     596
                                                               =========      =========

     See accompanying notes to condensed consolidated financial statements.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 2001
                                   UNAUDITED
                             (DOLLARS IN THOUSANDS)

1. ORGANIZATION

     MeriStar Hospitality Operating Partnership, L.P. ("the Partnership") owns a portfolio of primarily upscale, full-service hotels in the United States and Canada. The portfolio is diversified by franchise and brand affiliations. As of June 30, 2001, the Partnership owned 113 hotels, with 28,877 rooms, 109 of which are leased by the Partnership's taxable subsidiaries and managed by MeriStar Hotels & Resorts, Inc., ("OpCo"). Four of the hotels are leased by affiliates of Prime Hospitality Corporation. During 2000, substantially all of the hotels were leased to and operated by OpCo.

     The Partnership was formed on August 3, 1998, as a result of the merger between CapStar Hotel Company ("CapStar") and American General Hospitality Corporation ("AGH") and the subsequent formation of MeriStar Hospitality Corporation ("MeriStar") , the merged entity. MeriStar, a real estate investment trust ("REIT") is the general partner and owns a one percent interest as of June 30, 2001. The limited partners are MeriStar LP, Inc., a wholly owned subsidiary of MeriStar, which held approximately a 90 percent interest as of June 30, 2001 and various third parties, which owned an aggregate interest of nine percent at June 30, 2001. Partners' capital includes the partnership interests of MeriStar and MeriStar LP, Inc. MeriStar held 483,202 and 484,591 common OP units as of June 30, 2001 and December 31, 2000, respectively. MeriStar LP, Inc. held 43,996,697 and 43,918,443 common OP units as of June 30, 2001 and December 31, 2000 respectively. Due to the redemption rights of the limited partnership units held by third parties, these units have been excluded from partner's capital and classified as Redeemable OP units and recorded at redemption value. At June 30, 2001 and December 31, 2000 there were 4,232,497 and 4,448,268 redeemable units outstanding.

     On January 1, 2001, changes to the federal tax laws governing real estate investment trusts, commonly know as the REIT Modernization Act, or RMA, became effective. The REIT Modernization Act permits the Partnership to create taxable REIT subsidiaries on or after January 1, 2001, which are subject to taxation similar to subchapter C corporations. Because of the RMA, the Partnership has created a number of these taxable REIT subsidiaries that are the lessees of its real property. The REIT Modernization Act prohibits the taxable REIT subsidiaries from engaging in the following activities:

     - they may not manage the properties themselves; they need to enter into "arms length" management agreements with an independent third-party manager that is actively involved in the trade or business of hotel management and manages properties on behalf of other owners,

     - they may not lease a property that contains gambling operations, and

     - they may not own a brand or franchise under which hotels are operated.

     The Partnership believes that establishing taxable REIT subsidiaries to lease the properties provides a more efficient alignment of and ability to capture the economic interest of property ownership. Under the prior lease structure with MeriStar Hotels, we received lease payments based on the revenues generated by the properties, but MeriStar Hotels operated the properties in order to maximize net operating income from the properties. This inconsistency could potentially result in the properties being operated in a way that did not maximize revenues. With the assignment of the leases for each of the 106 properties managed by MeriStar Hotels to the taxable REIT subsidiaries and the execution of the new management agreements, we gained the economic risks and rewards related to the properties that are usually associated with ownership of real estate, and property revenues become the basis for MeriStar Hotels' management fees.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

     Subsidiaries of OpCo assigned their participating leases to the wholly-owned taxable REIT subsidiaries as of January 1, 2001. In connection with the assignment, the taxable subsidiaries executed new management agreements with a subsidiary of OpCo to manage the hotels. Under these management agreements, the taxable subsidiaries pay a management fee to OpCo for each property. The taxable subsidiaries in turn make rental payments to the Partnership under the participating leases. The management agreements have been structured to substantially mirror the economics of the former leases. The transactions did not result in any cash consideration exchanged among the parties except in regard to the transfer of hotel operating assets and liabilities to the taxable subsidiaries. Under the new management agreements, the base management fee is 2.5% of total hotel revenue plus incentive payments, based on meeting performance thresholds, that could total up to 1.5% of total hotel revenue. The agreements have an initial term of 10 years with three renewal periods of five years each at the option of OpCo, subject to some exceptions. Because these leases have been assigned to the taxable subsidiaries, the Partnership now bears the operating risk associated with the hotels.

     On May 9, 2001, the Partnership and MeriStar entered into an agreement and Plan of Merger with FelCor Lodging Trust Incorporated ("FelCor") and its operating partnership. Under the merger agreement, a wholly-owned subsidiary of FelCor's operating partnership will merge with and into the Partnership, and MeriStar will merge with and into FelCor. Holders of MeriStar common stock will receive 0.784 of a share of FelCor common stock and $4.60 in cash for each share of MeriStar's common stock. Holders of OP Units will receive $4.60 in cash and
0.784 FelCor operating partnership units. Class D Preferred OP Units will get Series D preferred units in FelCor operating partnership on a one for one basis. The merger agreement requires the approval of holders of a majority of MeriStar's outstanding shares of common stock and holders of a majority of the outstanding shares of common stock of FelCor. MeriStar currently expects the merger to close during the third quarter of 2001. The Partnership has incurred $3,789 of costs related to this merger through June 30, 2001.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These unaudited interim financial statements have been prepared according to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures that are normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read in conjunction with the financial statements, accompanying notes and other information for the year ended December 31, 2000. Certain 2000 amounts have been reclassified to conform to the 2001 presentation.

     In management's opinion, the accompanying unaudited condensed consolidated interim financial statements reflect all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the financial condition and results of operations and cash flows for the periods presented. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The actual results could differ from those estimates. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

     Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires a public entity to report selected information about operating segments in financial reports issued to shareholders. Based on the guidance provided in the standard, the Partnership has determined that its business is conducted in one reportable segment. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Revenues for Canadian operations totaled $11,583 and $3,178 for the six months ended June 30, 2001 and 2000.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin or SAB No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 addresses lessor revenue recognition in interim periods related to rental agreements which provide for minimum rental payments, plus contingent rents based on the lessee's operations, such as a percentage of sales in excess of an annual specified revenue target. SAB No. 101 requires the deferral of contingent rental income until specified targets are met. This SAB relates only to the recognition of the lease revenue in interim periods for financial reporting purposes; it has no effect on the timing of rent payments under the leases. The effect of SAB No. 101 was to defer additional contingent rental income of $425 and $59,322 for the six months ended June 30, 2001 and 2000.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. In June 1999, the Financial Accounting Standard Board issued Statement of Financial Accounting Standard No. 137 which amended Statement of Financial Accounting Standard No. 133 to defer the effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 138 which provides additional guidance and amendments to Statement of Financial Accounting Standard No. 133.

     The Partnership's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows. The Partnership assesses interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows, and by evaluating hedging opportunities. The Partnership does not enter into derivative instruments for any purpose other than cash flow hedging purposes.

     The Partnership's interest rate swap agreements are considered to be a hedge against changes in the amount of future cash flows associated with the interest payments of the Partnership's variable rate debt obligations. Accordingly, the interest rate swap agreements are reflected at fair value in the Partnership's consolidated balance sheet as of June 30, 2001 and the related unrealized gains or losses on these contracts are recorded in partner's capital as a component of accumulated other comprehensive income.

     The Partnership recognized a transition adjustment of $2,842 as the fair value of these derivative instruments at January 1, 2001. The Partnership recorded a liability and corresponding charge to other comprehensive loss for this amount. As of June 30, 2001, the fair value of the Partnership's derivative instruments represents a liability of $7,110. The estimated net amount recorded in accumulated other comprehensive income expected to be reclassified to the statement of operations within the next six months is approximately $3,065.

     During June, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 141, "Business Combinations," and No. 142 "Goodwill and other Intangible Assets". We are currently in the process of evaluating the effect these new standards will have on our financial statements.

3. NOTE RECEIVABLE FROM OPCO

     The Partnership may lend OpCo up to $50,000 for general corporate purposes pursuant to a revolving credit agreement. The interest rate on this credit agreement is 650 basis points over the 30-day London Interbank Offered Rate. As of June 30, 2001, $36,000 was outstanding under this revolving credit agreement.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

4. LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                               JUNE 30,    DECEMBER 31,
                                                                 2001          2000
                                                              ----------   ------------
Senior Unsecured Notes......................................  $  498,367    $       --
Credit Facility.............................................     422,000       898,000
Secured Facility............................................     322,218       324,554
Mortgage Debt and Other.....................................      53,542        59,036
                                                              ----------    ----------
  Mortgages and Notes payable...............................  $1,296,127    $1,281,590
Notes payable to MeriStar...................................     356,923       356,729
                                                              ----------    ----------
                                                              $1,653,050    $1,638,319
                                                              ==========    ==========

     As of June 30, 2001, aggregate future maturities of the above obligations are as follows:

2001....................................................   $   19,697
2002....................................................       47,897
2003....................................................      313,589
2004....................................................      240,168
2005....................................................        9,265
Thereafter..............................................    1,022,434
                                                           ----------
                                                           $1,653,050
                                                           ==========

     On January 26, 2001, the Partnership sold $300,000 of 9.0% senior notes due 2008 and $200,000 of 9.13% senior notes due 2011. The notes are unsecured obligations of the Partnership. MeriStar, together with a number of the subsidiaries of the Partnership, guarantees payment of principal and interest on the notes on a senior unsecured basis. The net proceeds from the sale of $492,000 were used to repay amounts outstanding under the Credit Facility and to make payments to terminate some swap agreements that hedged variable interest rates of the loans that were repaid. The terminated swap agreements had notional amounts totaling $300,000. The Partnership recognized a loss of $9,297 to terminate these swap agreements. The repayments of term loans under the Credit Facility resulted in an extraordinary loss of $1,243 ($1,226, net of tax) from the write-off of deferred financing costs.

5. DISTRIBUTIONS PAYABLE

     On June 28, 2001, the Partnership declared a distribution for the three months ended June 30, 2001 of $0.505 per Common and Class B OP Unit and $0.5575 per Class C OP Unit. The distribution was paid on July 13, 2001.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

6. EARNINGS PER UNIT

     The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per unit ("EPU") computations for income before extraordinary gain (loss):

                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------
                                                               2001      2000
                                                              -------   -------
Basic EPU Computation:
  Net income before extraordinary gain (loss)...............  $41,628   $ 8,837
  Distributions paid related to unvested restricted stock of
     MeriStar...............................................     (403)     (335)
  Preferred distributions...................................     (282)     (282)
                                                              -------   -------
  Income before extraordinary gain (loss) available to
     common unitholders.....................................   40,943     8,220
  Weighted average number of OP Units outstanding...........   48,383    50,269
                                                              -------   -------
  Basic EPU before extraordinary gain (loss)................  $  0.85   $  0.16
                                                              =======   =======
Diluted EPU Computation:
  Income before extraordinary gain (loss) available to
     common unitholders.....................................   40,943     8,220
  Preferred distributions...................................      282        --
  Interest on convertible debt of MeriStar..................    3,591        --
  Adjusted net income.......................................   44,816     8,220
  Weighted average number of OP units outstanding...........   48,383    50,269
  Stock options of MeriStar.................................      359       149
  Class D Preferred OP Units................................      392        --
  Convertible debt of MeriStar..............................    4,538        --
                                                              -------   -------
  Total weighted average number of diluted OP units
     outstanding............................................   53,672    50,418
                                                              -------   -------
  Diluted EPU before extraordinary gain (loss)..............  $  0.83   $  0.16
                                                              =======   =======

     The effects of Class D Preferred OP Units, convertible debt of MeriStar, and restricted stock of MeriStar were not included in the computation of EPU for periods in which their effect was anti-dilutive.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

7. SUPPLEMENTAL CASH FLOW INFORMATION

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              ------------------
                                                                2001      2000
                                                              --------   -------
Cash paid for interest and income taxes:
  Interest, net of capitalized interest of $3,822 and
     $3,530, respectively...................................  $ 44,274   $59,471
  Income taxes..............................................       511       211
Non-cash investing and financing activities:
  Deferred purchase price...................................        --     8,000
  Redemption of redeemable OP Units.........................     2,845        24
  Operating assets received and liabilities assumed from
     lease conversions:
     Accounts receivable....................................    47,200        --
     Prepaid expenses and other.............................    13,500        --
     Furniture and fixtures.................................       315        --
     Accumulated depreciation...............................      (163)       --
     Investment in affiliates, net..........................     1,629        --
                                                              --------   -------
          Total operating assets received...................    62,481        --
                                                              ========   =======
     Accounts payable and accrued expenses..................   (65,706)       --
     Long-term debt.........................................       (32)       --
                                                              --------   -------
          Total liabilities assumed.........................   (65,738)       --
                                                              ========   =======

8. PARTICIPATING LEASE AGREEMENTS

     Changes to the federal tax laws governing REITs became effective on January 1, 2001. Under those changes, the Partnership created taxable REIT subsidiaries that lease the hotels the Partnership currently owns. The taxable subsidiaries are wholly-owned and are similar to a subchapter C corporation. Accordingly, as of January 1, 2001, OpCo assigned the participating leases to the taxable REIT subsidiaries and the taxable subsidiaries entered into management agreements with OpCo to manage the properties. Under these management agreements, the taxable REIT subsidiaries pay OpCo a management fee. The taxable REIT subsidiaries in turn make rental payments to the Partnership under the participating leases. The management agreements have been structured to substantially mirror the economics and terms of the former leases.

     As of June 30, 2001, the Partnership leases four hotels to Prime Hospitality. These leases continue to have non-cancelable remaining terms ranging from 8 to 10 years, subject to earlier termination on the occurrence of certain contingencies, as defined. The rent due under each percentage lease is the greater of base rent or percentage rent, as defined. Percentage rent applicable to room and food and beverage revenue varies by lease and is calculated by multiplying fixed percentages by the total amounts of such revenues over specified threshold amounts. Both the minimum rent and the revenue thresholds used in computing percentage rents are subject to annual adjustments based on increases in the United States Consumer Price Index. Percentage rent applicable to other revenues is calculated by multiplying fixed percentages by the total amounts of such revenues. During interim reporting periods, the Partnership defers recognition of revenue for lease payments considered to be contingent until specified percentage rent thresholds are met.

     Total lease payments on the Prime Hospitality leases were $7,536 for the six months ended June 30, 2001. Total lease payment on all of the leases were $201,385 for the six months ended June 30, 2000.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

9. STOCK-BASED COMPENSATION

     As of March 31, 2001, MeriStar has granted 586,500 shares of MeriStar restricted stock to the Partnership's employees. This restricted stock vests ratably over a three-year or five-year period.

     On March 29, 2000, the Partnership granted 462,500 Profits-Only OP Units, or POPs, to some of the executive officers pursuant to the POPs Plan. The units vest ratably over three years based on achieving certain operating performance criteria and upon the occurrence of certain other events. The Profits-Only OP Units are subject to variable plan accounting.

     On April 16, 2001, the Partnership granted 350,000 POPs to some of our executives pursuant to our POPs plan. The units vest ratably over three years and upon the occurrence of certain other events.

10. ACQUISITIONS AND DISPOSITIONS

     On March 21, 2001, the Partnership sold one hotel and received proceeds of $7,274. The sale resulted in a loss of $1,081 ($1,062, net of tax).

     On May 2, 2001, the Partnership terminated the leases of four hotels from affiliates of Prime Hospitality Corporation for a total cost of $1,315. Concurrently, the Partnership signed long-term management agreements with MeriStar Hotels for these properties.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

11. CONSOLIDATING FINANCIAL INFORMATION

     Certain of the Partnership's wholly-owned subsidiaries, together with the Partnership, are guarantors of debt. The following tables present consolidating information for the guarantor subsidiaries:

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                          CONSOLIDATING BALANCE SHEET
                                 JUNE 30, 2001

                                       MERISTAR                        NON-
                                      HOSPITALITY    GUARANTOR      GUARANTOR                       TOTAL
                                       OP, L.P.     SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                      -----------   ------------   ------------   ------------   ------------
ASSETS

Investments in hotel properties,
  net...............................  $    7,864     $1,401,820     $1,457,450    $        --     $2,867,134
Cash and cash equivalents...........      20,550             --             --             --         20,550
Accounts receivable, net............         691          1,955         54,394             --         57,040
Prepaid expenses and other..........       1,124            587         14,054             --         15,765
Notes receivable....................     123,423             --             --        (87,423)        36,000
Due from OpCo.......................     (18,407)        (3,357)        32,657             --         10,893
Due from subsidiaries...............    (192,998)       262,116        (69,118)            --             --
Investments in and advances to
  affiliates........................   2,635,521         58,911         10,116     (2,662,834)        41,714
Restricted cash.....................      13,872             --          6,329             --         20,201
Intangible assets, net..............      13,700          1,149            835             --         15,684
                                      ----------     ----------     ----------    -----------     ----------
                                      $2,605,340     $1,723,181     $1,506,717    $(2,750,257)    $3,084,981
                                      ==========     ==========     ==========    ===========     ==========

                            LIABILITIES, MINORITY INTERESTS AND PARTNERS' CAPITAL

Accounts payable, accrued expenses
  and other liabilities.............  $   29,497     $   20,260     $   77,113    $        --     $  126,870
Accrued interest....................      39,983             27          4,342             --         44,352
Income taxes payable................       1,420             --             --             --          1,420
Distributions payable...............      24,245             --             --             --         24,245
Deferred income taxes...............       8,409             --             --             --          8,409
Interest rate swaps.................       7,110             --             --             --          7,110
Notes payable to MeriStar...........     356,923             --             --             --        356,923
Mortgages and notes payable.........     920,921         87,484        375,145        (87,423)     1,296,127
                                      ----------     ----------     ----------    -----------     ----------
          Total liabilities.........   1,388,508        107,771        456,600        (87,423)     1,865,456
Minority interests..................          --          2,693             --             --          2,693
Redeemable OP units at redemption
  value.............................      99,898             --             --             --         99,898
Partners' capital...................   1,116,934      1,612,717      1,050,117     (2,662,834)     1,116,934
                                      ----------     ----------     ----------    -----------     ----------
                                      $2,605,340     $1,723,181     $1,506,717    $(2,750,257)    $3,084,981
                                      ==========     ==========     ==========    ===========     ==========

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                     CONSOLIDATING STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001

                                           MERISTAR                        NON-
                                          HOSPITALITY    GUARANTOR      GUARANTOR                       TOTAL
                                           OP, L.P.     SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                          -----------   ------------   ------------   ------------   ------------
Revenue:
  Hotel operations:
     Rooms..............................   $     --       $     --       $402,760      $      --       $402,760
     Food and beverage..................         --             --        145,383             --        145,383
     Other operating departments........         --             --         46,005             --         46,005
  Participating lease revenue...........      1,237         90,616         96,414       (177,531)        10,736
  Office rental, parking and other
     revenue............................      1,963            153          2,851             --          4,967
                                           --------       --------       --------      ---------       --------
          Total revenue.................      3,200         90,769        693,413       (177,531)       609,851
  Hotel operating expenses by
     department:
     Rooms..............................         --             --         92,287             --         92,287
     Food and beverage..................         --             --        103,890                       103,890
     Other operating departments........         --             --         23,616             --         23,616
  Office rental, parking and other
     operating expenses.................         --            111          1,514             --          1,625
  Undistributed operating expenses:
     Administrative and general.........      2,350            318         85,387             --         88,055
     Property operating costs...........         --            352         84,625             --         84,997
     Property taxes, insurance and
       other............................      2,787          8,267        203,379       (177,531)        36,902
     Depreciation and amortization......      3,431         27,154         27,202             --         57,787
     Write down of investment in STS
       Hotel Net........................      2,112             --             --             --          2,112
     Swap termination costs.............      9,297             --             --             --          9,297
     FelCor merger costs................      3,789             --             --             --          3,789
     Cost to terminate leases with Prime
       Hospitality Corporation..........      1,315             --             --             --          1,315
                                           --------       --------       --------      ---------       --------
          Total operating expenses......     25,081         36,202        621,900       (177,531)       505,652
                                           --------       --------       --------      ---------       --------
Net operating income (loss).............    (21,881)        54,567         71,513             --        104,199
Interest expense, net...................     44,322          2,583         13,356             --         60,261
Equity in income from consolidated
  entities..............................    109,073             --             --       (109,073)            --
                                           --------       --------       --------      ---------       --------
Income before minority interests, income
  taxes, loss on sale of assets and
  extraordinary loss....................     42,870         51,984         58,157       (109,073)        43,938
Minority interests......................         --              6             --             --              6
                                           --------       --------       --------      ---------       --------
Income before income taxes, loss on sale
  of assets and extraordinary loss......     42,870         51,978         58,157       (109,073)        43,932
Income taxes............................      1,242             --             --                         1,242
                                           --------       --------       --------      ---------       --------
Income before loss on sale of assets and
  extraordinary loss....................     41,628         51,978         58,157       (109,073)        42,690
Loss on sale of assets, net.............         --         (1,062)            --             --         (1,062)
Extraordinary loss on early
  extinguishment of debt, net of tax
  effect................................     (1,226)            --             --             --         (1,226)
                                           --------       --------       --------      ---------       --------
Net income..............................   $ 40,402       $ 50,916       $ 58,157      $(109,073)      $ 40,402
                                           ========       ========       ========      =========       ========

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001

                                          MERISTAR                        NON-
                                         HOSPITALITY    GUARANTOR      GUARANTOR                       TOTAL
                                          OP, L.P.     SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                         -----------   ------------   ------------   ------------   ------------
Cash flows provided by (used in)
  operating activities.................   $(164,661)     $  8,714      $ 270,509      $      --       $114,562
Cash flows provided by (used in)
  investing activities.................     218,243         7,274         72,488       (347,539)       (49,534)
Cash flows provided by (used in)
  financing activities.................     (33,274)      (16,271)      (342,997)       347,539        (45,003)
Effect of exchange rate changes on cash
  and cash equivalents.................          --           283             --             --            283
                                          ---------      --------      ---------      ---------       --------
Change in cash and cash equivalents....      20,308            --             --             --         20,308
Cash and cash equivalents, beginning of
  year.................................         242            --             --             --            242
                                          ---------      --------      ---------      ---------       --------
Cash and cash equivalents, end of
  year.................................   $  20,550      $     --      $      --      $      --       $ 20,550
                                          =========      ========      =========      =========       ========

12. RECENT DEVELOPMENTS

     On May 9, 2001, the Partnership and MeriStar entered into an Agreement and Plan of Merger with FelCor Lodging Trust Incorporated ("FelCor")and its operating partnership. Under the merger agreement, a wholly-owned subsidiary of FelCor's operating partnership will merge with and into the Partnership, and MeriStar will merge with and into FelCor. Holders of MeriStar common stock will receive 0.784 of a share of FelCor common stock and $4.60 in cash for each share of MeriStar's common stock. Holders of OP Units will receive $4.60 in cash and
0.784 of FelCor Operating Partnership Units. Class D Preferred OP Units will get Series D preferred Units in FelCor Operating Partnership on a one for one basis. The merger agreement requires the approval of holders of a majority of MeriStar's outstanding shares of common stock and holders of a majority of the outstanding shares of common stock of FelCor. MeriStar currently expect the merger to close during the third quarter of 2001.

     FelCor has filed a registration statement on Form S-4 with the SEC in connection with the merger transaction. The registration statement has not yet been declared effective. The Form S-4 contains a prospectus, a proxy statement, and other documents for MeriStar's stockholder meeting and that of FelCor, at which time the proposed transaction will be considered. MeriStar and FelCor plan to mail the proxy statement and prospectus contained in the Form S-4 to their respective stockholders after the registration statement is declared effective by the SEC. The Form S-4, proxy statement and prospectus will contain important information about MeriStar, FelCor, the merger and related matters. Investors and stockholders should read the Form S-4, proxy statement and the prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. For more information regarding the persons participating in the solicitation and their interest in the merger, please see MeriStar's Statement on Schedule 14A, filed on May 10, 2001.

                          INDEPENDENT AUDITORS' REPORT

The Partners
MeriStar Hospitality Operating Partnership, L.P.

     We have audited the accompanying consolidated balance sheets of MeriStar Hospitality Operating Partnership, L.P. and subsidiaries (the "Partnership") as of December 31, 2000 and 1999 and the related consolidated statements of operations, partners' capital, and cash flows for each of the years in the three-year period ended December 31, 2000. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule of real estate and accumulated depreciation. These consolidated financial statements and financial statement schedule are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MeriStar Hospitality Operating Partnership, L.P. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Washington, D.C.
May 30, 2001

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999
                             (DOLLARS IN THOUSANDS)

                                                                 2000          1999
                                                              ----------    ----------
                                        ASSETS

Investments in hotel properties.............................  $3,193,730    $3,118,723
Accumulated depreciation....................................    (287,229)     (182,430)
                                                              ----------    ----------
                                                               2,906,501     2,936,293
Cash and cash equivalents...................................         242         2,549
Accounts receivable, net....................................       2,833         1,328
Prepaid expenses and other..................................       2,767         9,137
Note receivable from Lessee.................................          --        57,110
Due from Lessee.............................................      22,221        11,476
Investments in and advances to affiliates...................      42,196        40,085
Restricted cash.............................................      19,918        17,188
Intangible assets, net of accumulated amortization of $5,575
  and $2,847................................................       9,822        10,930
                                                              ----------    ----------
                                                              $3,006,500    $3,086,096
                                                              ==========    ==========

                LIABILITIES, MINORITY INTERESTS AND PARTNERS' CAPITAL


Accounts payable, accrued expenses and other liabilities....  $   72,197    $   55,866
Accrued interest............................................      28,365        31,380
Income taxes payable........................................         921           730
Distributions payable.......................................      24,581        26,263
Deferred income taxes.......................................       8,113         7,477
Notes payable to MeriStar...................................     356,729       374,541
Mortgages and notes payable.................................   1,281,590     1,302,230
                                                              ----------    ----------
          Total liabilities.................................   1,772,496     1,798,487
                                                              ----------    ----------
Minority interests..........................................       2,687         2,690
Redeemable OP units at redemption value.....................      88,545        81,401
Partners' capital -- Common OP units, 44,403,034 and
  47,256,468 issued and outstanding.........................   1,142,772     1,203,518
                                                              ----------    ----------
                                                              $3,006,500    $3,086,096
                                                              ==========    ==========

          See accompanying notes to consolidated financial statements.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN THOUSANDS)

                                                                2000        1999        1998
                                                              --------    --------    --------
Revenue:
  Participating lease revenue...............................  $391,729    $368,012    $135,994
  Hotel operations:
    Rooms...................................................        --          --     275,610
    Food and beverage.......................................        --          --      85,374
    Other operating departments.............................        --          --      19,496
  Office rental, parking and other revenue..................     8,956       6,808       5,557
                                                              --------    --------    --------
         Total revenue......................................   400,685     374,820     522,031
                                                              --------    --------    --------
  Hotel operating expenses by department:
    Rooms...................................................        --          --      65,048
    Food and beverage.......................................        --          --      67,493
    Other operating departments.............................        --          --       9,975
  Office rental, parking and other operating expenses.......     2,731       1,964       2,713
  Undistributed operating expenses:
    Administrative and general..............................     9,445       5,735      52,213
    Property operating costs................................        --          --      58,611
    Property taxes, insurance and other.....................    47,481      47,027      29,240
    Lease expense...........................................        --          --      34,641
    Depreciation and amortization...........................   110,688     101,795      58,842
    Spin-off costs..........................................        --          --       7,345
                                                              --------    --------    --------
         Total operating expenses...........................   170,345     156,521     386,121
                                                              --------    --------    --------
Net operating income........................................   230,340     218,299     135,910
Interest expense, net.......................................   117,524     100,387      50,492
                                                              --------    --------    --------
Income before minority interests, income taxes, gain on sale
  of assets, and extraordinary gain (loss)..................   112,816     117,912      85,418
Minority interests..........................................        (3)         24      (2,185)
                                                              --------    --------    --------
Income before income taxes, gain on sale of assets, and
  extraordinary gain (loss).................................   112,819     117,888      87,603
Income taxes................................................     1,622       1,681       1,299
                                                              --------    --------    --------
Income before gain on sale of assets and extraordinary gain
  (loss)....................................................   111,197     116,207      86,304
Gain on sale of assets, net of tax effect of $56............     3,439          --          --
Extraordinary gain (loss) on early extinguishment of debt,
  net of tax effect of $50 in 2000, ($74) in 1999, and
  ($207) in 1998............................................     3,400      (4,551)     (1,238)
                                                              --------    --------    --------
Net income..................................................   118,036     111,656      85,066
Preferred distributions.....................................      (565)       (565)       (650)
                                                              --------    --------    --------
Net income available to common unitholders..................  $117,471    $111,091    $ 84,416
                                                              ========    ========    ========
Net income applicable to general partner common
  unitholder................................................   107,638     101,345      77,225
                                                              ========    ========    ========
Net income applicable to third party limited partner common
  unitholders...............................................     9,833       9,746       7,191
                                                              ========    ========    ========
Earnings per unit:
  Basic:
    Income before extraordinary gain........................  $   2.25    $   2.22    $   2.38
    Extraordinary gain (loss)...............................      0.07       (0.09)      (0.03)
                                                              --------    --------    --------
    Net income..............................................  $   2.32    $   2.13    $   2.35
                                                              ========    ========    ========
  Diluted:
    Income before extraordinary gain........................  $   2.18    $   2.15    $   2.25
    Extraordinary gain (loss)...............................      0.06       (0.08)      (0.03)
                                                              --------    --------    --------
    Net income..............................................  $   2.24    $   2.07    $   2.22
                                                              ========    ========    ========

          See accompanying notes to consolidated financial statements.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                  CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN THOUSANDS)

Balance, January 1, 1998....................................   $  396,838
Contributions...............................................      777,862
Allocation from redeemable OP units.........................       12,234
Distributions...............................................      (97,170)
  Net income available to common unitholders................       84,416
  Foreign currency translation adjustment...................       (3,960)
                                                               ----------
Comprehensive income........................................       80,456
                                                               ----------
Balance, December 31, 1998..................................    1,170,220
Contributions...............................................       33,459
Distributions...............................................     (117,885)
Allocation from redeemable OP units.........................       11,645
Repurchase of OP units......................................       (6,252)
  Net income available to common unitholders................      111,091
  Foreign currency translation adjustment...................        1,240
                                                               ----------
Comprehensive income........................................      112,331
                                                               ----------
Balance, December 31, 1999..................................    1,203,518
Contributions...............................................        9,872
Distributions...............................................     (101,730)
Allocation from redeemable OP units.........................      (14,957)
Repurchase of OP units......................................      (73,638)
Contribution from general partner related to amortization of
  stock-based compensation..................................        3,070
  Net income available to common unitholders................      117,471
  Foreign currency translation adjustment...................         (834)
                                                               ----------
Comprehensive income........................................      116,637
                                                               ----------
Balance, December 31, 2000..................................   $1,142,772
                                                               ==========

        See accompanying notes to the consolidated financial statements.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN THOUSANDS)

                                                              2000        1999         1998
                                                            ---------   ---------   ----------
Operating activities:
  Net income..............................................  $ 118,036   $ 111,656   $   85,066
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization........................    110,688     101,795       58,842
     Gain on assets sold, before tax effect...............     (3,495)         --
     Extraordinary (gain)loss on early extinguishment of
       debt, before tax effect............................     (3,450)      4,625        1,445
     Minority interests...................................         (3)         24       (2,185)
     Non-cash spin-off costs..............................         --          --        3,205
     Amortization of stock based compensation.............      3,070          --           --
     Deferred income taxes................................        636         715         (270)
     Changes in operating assets and liabilities:
       Accounts receivable, net...........................     (1,505)      1,716       29,673
       Prepaid expenses and other.........................      6,370      (5,262)      24,760
       Due from Lessee....................................    (10,745)     (4,039)      (7,437)
       Accounts payable, accrued expenses, accrued
          interest and other liabilities..................      4,295      16,098       (5,485)
       Income taxes payable...............................        191       1,001         (723)
                                                            ---------   ---------   ----------
          Net cash provided by operating activities.......    224,088     228,329      186,891
                                                            ---------   ---------   ----------
Investing activities:
  Investment in hotel properties, net.....................    (90,703)   (170,063)    (701,710)
  Proceeds from disposition of assets.....................     24,148       8,900           --
  Purchases of intangible assets..........................         --          --       (5,584)
  Investments in and advances to affiliates, net..........     (2,111)    (31,298)      (2,320)
  Purchases of minority interests.........................         --         (72)         (44)
  Repayments of notes receivable..........................     57,110       9,890      (67,000)
  Change in restricted cash...............................     (2,730)     (5,309)      (8,847)
                                                            ---------   ---------   ----------
          Net cash used in investing activities...........    (14,286)   (187,952)    (785,505)
                                                            ---------   ---------   ----------
Financing activities:
  Deferred financing costs................................     (1,615)     (6,005)          --
  Proceeds from mortgages and notes payable...............    179,388     429,636    1,407,261
  Principal payments on mortgages and notes payable.......   (200,028)   (407,432)    (821,051)
  Borrowings from MeriStar................................         --      55,000           --
  Repayments to MeriStar on borrowings....................    (14,362)     (2,785)          --
  Repurchase of units.....................................    (73,638)     (6,252)          --
  Contributions from partners.............................      1,356       2,249        1,870
  Distributions paid to partners..........................   (103,274)   (106,359)     (67,623)
                                                            ---------   ---------   ----------
          Net cash (used in) provided by financing
            activities....................................   (212,173)    (41,948)     520,457
                                                            ---------   ---------   ----------
Effect of exchange rate changes on cash and cash
  equivalents.............................................         64         (53)         204
Net decrease in cash and cash equivalents.................     (2,307)     (1,624)     (77,953)
          Cash and cash equivalents, beginning of year....      2,549       4,173       82,126
                                                            ---------   ---------   ----------
          Cash and cash equivalents, end of year..........  $     242   $   2,549   $    4,173
                                                            =========   =========   ==========

          See accompanying notes to consolidated financial statements.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000, 1999 AND 1998
                             (DOLLARS IN THOUSANDS)

1. ORGANIZATION

     MeriStar Hospitality Operating Partnership, L.P. (the "Partnership") owns a portfolio of primarily upscale, full-service hotels, diversified by franchise and brand affiliations, in the United States and Canada. Substantially all of the Partnership's hotels are leased to and operated by MeriStar Hotel & Resorts, Inc. ("OpCo"), an affiliated entity. As of December 31, 2000, the Partnership owned 114 hotels with 29,090 rooms, 106 of which are leased and operated by OpCo.

     The Partnership was formed on August 3, 1998, as a result of the merger ("the Merger") between CapStar Hotel Company ("CapStar") and American General Hospitality Corporation ("AGH") and the subsequent formation of MeriStar Hospitality Corporation ("MeriStar"), the merged entity. MeriStar, a real estate investment trust ("REIT") is the general partner and owns a one percent interest as of December 31, 2000. The limited partners are MeriStar LP, Inc., a wholly owned subsidiary of MeriStar, which held approximately a 90 percent interest as of December 31, 2000 and various third parties, which owned an aggregate interest of nine percent at December 31, 2000.

     In order for MeriStar to maintain its tax status as a REIT, the Partnership has not been permitted to engage in the operations of its hotel properties. To comply with this requirement, the Partnership has leased all of its real property to third-party lessee/managers -- OpCo and Prime Hospitality Corporation.

     On January 1, 2001, the REIT Modernization Act (the "RMA") became law. The RMA permits the Partnership to create wholly-owned taxable REIT subsidiaries (the "TRS") on or after January 1, 2001, which will be subject to taxation similar to a subchapter C-Corporation. A TRS will be allowed to lease the real property owned by the Partnership. Also, the RMA prohibits a TRS from engaging in certain activities. First, a TRS may not manage the properties itself; it will need to enter into an "arms length" management agreement with an independent third-party manager that is actively involved in the trade or business of hotel management and manages properties on behalf of other owners. Second, a TRS may not lease a property that contains gambling operations. Third, a TRS may not own a brand or franchise. The Partnership believes that establishing these taxable REIT subsidiaries to lease its properties will provide a more efficient alignment of and ability to capture the economic interests of property ownership.

     Until January 1, 2001, the Partnership leased 106 hotels to OpCo. Each of the leases was a 12-year participating lease under which OpCo paid the Partnership a fixed base rent plus participating rent based on a percentage of hotel revenues. Because of the RMA, the Partnership has created a number of taxable REIT subsidiaries. The Partnership and OpCo have also agreed to assign the leases for the 106 hotels to these taxable REIT subsidiaries. The new management agreements have been structured to mirror the current economics of the existing leases. The transactions did not result in any cash consideration exchanged among the parties. Under the new management agreements, the base management fee is 2.5 percent of total hotel operating revenue with incentives up to an additional 1.5 percent of total revenue if certain operating thresholds are achieved. The agreements have an initial term of 10 years with three renewal periods of five years each at OpCo's option, subject to some exceptions. Because of these changes, the Partnership now bears the operating risk associated with its properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Partnership and all of its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

     Investments in unconsolidated joint ventures and affiliated companies in which the Partnership holds a voting interest of 50% or less and exercises significant influence are accounted for using the equity method.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

The Partnership uses the cost method to account for its investment in entities in which it does not have the ability to exercise significant influence.

     Cash Equivalents and Restricted Cash -- The Partnership considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Restricted cash represents amounts required to be maintained in escrow under certain of the Partnership's credit facilities.

     Investments in Hotel Properties -- Investments in hotel properties are recorded at cost, which includes the allocated purchase price for hotel acquisitions, or at fair value at the time of contribution for contributed property. Property and equipment balances are depreciated using the straight-line method over lives ranging from five to 40 years. For the years ended December 31, 2000, 1999 and 1998, the Partnership capitalized interest of $8,613, $12,540, and $5,182, respectively. Properties held for sale are carried at the lower of their carrying values or estimated fair values less costs to sell. Depreciation of these properties is discontinued when an operating property is classified as held for sale. Properties held for sale are not material and, therefore, are included in investments in hotel properties.

     Intangible Assets -- Intangible assets consist primarily of deferred financing fees. These deferred fees are amortized on a straight-line basis over the lives of the related borrowings for up to 10 years. Total accumulated amortization at December 31, 2000 and 1999 was $5,575 and $2,847, respectively. In 1999 and 1998, the Partnership recognized extraordinary losses of $4,551 and $1,238 (net of tax effect of $74 and $207), respectively, due to the write-off of unamortized deferred financing fees in conjunction with refinancing certain credit facilities.

     Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of -- The carrying values of long-lived assets, which include property and equipment and all intangibles, are evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying assets. Adjustments are made if the sum of expected undiscounted future net cash flows is less than book value. No impairment losses were recorded during 2000, 1999 or 1998.

     Income Taxes -- No provision for federal income taxes has been reflected in the financial statements because all taxable income or loss, or tax credits are passed through to the partners. The Partnership is subject to state, local and foreign taxes in certain jurisdictions.

     Foreign Currency Translation -- Results of operations for the Partnership's Canadian hotels are maintained in Canadian dollars and translated using the average exchange rates during the period. Assets and liabilities are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. Resulting translation adjustments are reflected in accumulated other comprehensive income.

     Revenue Recognition -- Prior to the Merger, revenue was earned through the operations and management of the hotel properties and was recognized when earned. Subsequent to the Merger, the Partnership earns participating lease revenue. Participating lease revenue represents lease payments from lessees pursuant to participating lease agreements. Office, retail and parking rental is generally recognized on a straight-line basis over the terms of the respective leases.

     Participating Lease Agreements -- The Partnership's participating leases have non-cancelable remaining terms ranging from 8 to 10 years, subject to earlier termination on the occurrence of certain contingencies, as defined. The rent due under each percentage lease is the greater of base rent or percentage rent, as defined. Percentage rent applicable to room and food and beverage revenue varies by lease and is calculated by multiplying fixed percentages by the total amounts of such revenues over specified threshold amounts. Both the minimum rent and the revenue thresholds used in computing percentage rents are subject to annual adjustments based on increases in the United States Consumer Price Index. Percentage rent applicable to other revenues is calculated by multiplying fixed percentages by

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

the total amounts of such revenues. During interim reporting periods, the Partnership defers recognition of revenue for lease payments considered to be contingent until specified percentage rent thresholds are met.

     Changes to the federal tax laws governing REITs were enacted in 1999 and became effective on January 1, 2001. Under those changes, the Partnership is permitted to create subsidiaries that lease the property the Partnership currently owns and are taxable, similar to a subchapter C-Corporation. The Partnership's taxable REIT subsidiaries are wholly-owned. Accordingly, the Partnership and OpCo assigned the participating leases to the taxable REIT subsidiaries and the taxable REIT subsidiaries entered into management agreements with OpCo to manage the Partnership's properties. Under these management agreements, the taxable subsidiaries pay OpCo a management fee. The taxable REIT subsidiaries in turn make rental payments to the Partnership under the participating leases. The management agreements have been structured to substantially mirror the economics of the former leases.

     Financial Instruments -- From time to time the Partnership enters into swap and collar agreements that are designated as, and are effective as, hedges against the impact of interest rate fluctuation on certain of the Partnership's existing and probable future long-term debt instruments. Because these agreements qualify for hedge accounting treatment, any gains or losses are recognized as adjustments to interest expense over the lives of the underlying debt instruments. For hedge agreements associated with anticipated future debt instruments, gains or losses are deferred until those debt instruments are entered into. If the Partnership determines it is no longer probable that the Partnership will enter into an anticipated debt instrument, any related deferred gains or losses are recognized in the current period.

     Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Segment Information -- SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires a public entity to report selected information about operating segments in financial reports issued to shareholders. It also establishes standards for related disclosures about product and services, geographic areas and major customers. Based on the guidance provided in the standard, the Partnership has determined that its business is conducted in one operating segment.

     The following table summarizes geographic information required to be disclosed under SFAS No. 131:

                                                      2000         1999         1998
                                                    --------     --------     --------
REVENUE:
U.S. .............................................  $394,264     $367,809     $507,078
Foreign...........................................     6,521        7,011       14,953
                                                    --------     --------     --------
                                                    $400,785     $374,820     $522,031
                                                    ========     ========     ========

INVESTMENTS IN HOTEL PROPERTIES, NET:
U.S. .............................................  $2,850,348   $2,876,909
Foreign...........................................      56,153       59,384
                                                    ----------   ----------
                                                    $2,906,501   $2,936,293
                                                    ==========   ==========

     Comprehensive Income -- SFAS No. 130, "Reporting Comprehensive Income," requires an enterprise to display comprehensive income and its components in a financial statement to be included in an enterprise's full set of annual financial statements or in the notes to financial statements. Comprehensive

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

income represents a measure of all changes in equity of an enterprise that result from recognized transactions and other economic events for the period other than transactions with owners in their capacity as owners. Comprehensive income of the Partnership includes net income and other comprehensive income from foreign currency items. Accumulated other comprehensive loss included in partners' capital was $6,081 and $5,247 as of December 31, 2000 and 1999, respectively.

     New Accounting Pronouncements -- In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that an entity recognize all derivatives as either assets or liabilities in balance sheets and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137 which amended SFAS No. 133 to defer the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138 which provides additional guidance and amendments to SFAS No. 133. The Partnership recognized a transition adjustment of $2,842 as the fair value of its derivative instruments at January 1, 2001. The transition adjustment resulted in an interest rate swap liability and a corresponding charge to other comprehensive income.

3. INVESTMENTS IN HOTEL PROPERTIES

     Investments in hotel properties consists of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
Land........................................................  $  317,072   $  318,360
Buildings...................................................   2,461,089    2,378,318
Furniture, fixtures and equipment...........................     338,350      320,787
Construction-in-progress....................................      77,219      101,258
                                                              ----------   ----------
          Total.............................................  $3,193,730   $3,118,723
                                                              ==========   ==========

4. INVESTMENTS IN AND ADVANCES TO AFFILIATES

     The Partnership has ownership interests in certain unconsolidated joint ventures and affiliated companies.

     In 2000, the Partnership invested $2,100 in STS Hotel Net, a Partnership that provides high-speed internet portals to guest rooms. This investment is accounted for using the cost method.

     In 1999, the Partnership invested $40,000 in MeriStar Investment Partners, LP ("MIP"), a joint venture established to acquire upscale, full-service hotels. The Partnership's investment is in the form of a preferred partnership interest. The Partnership receives a 16% preferred return on its investment.

5. NOTE RECEIVABLE FROM LESSEE

     On March 1, 2000, OpCo repaid the remaining balance of $57,110 on its revolving credit agreement with the Partnership upon closing its bank revolving credit facility. At that time, OpCo's revolving credit agreement with the Partnership was also amended to reduce the maximum borrowing limit from $75,000 to $50,000. Any amounts outstanding will bear interest at the rate of the 30-day London Interbank Offered Rate plus 650 basis points.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

6. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
Credit Facility.............................................  $  898,000   $  908,000
Secured Facility............................................     324,554      328,954
Mortgage Debt and Other.....................................      59,036       65,276
                                                              ----------   ----------
  Mortgages and Notes Payable...............................   1,281,590    1,302,230
Notes Payable to MeriStar...................................     356,729      374,541
                                                              ----------   ----------
                                                              $1,638,319   $1,676,771
                                                              ==========   ==========

     Credit Facility -- In conjunction with the Merger, the Partnership entered into a $1,000,000 senior secured credit facility (the "Credit Facility"). The Credit Facility is structured as a $300,000, five-year term loan facility; a $200,000, five-and-a-half year term loan facility; and a $500,000, three-year revolving credit facility with two one-year optional extensions. The Credit Facility is secured by MeriStar's common stock, and the partners' ownership interests in the Partnership and its subsidiaries. The interest rate on the term loans and revolving facility ranges from 100 to 200 basis points over the 30-day London Interbank Offered Rate ("LIBOR"), depending on certain financial performance covenants and long-term senior unsecured debt ratings. The weighted average interest rate on borrowings outstanding under the Credit Facility as of December 31, 2000 and 1999 was 8.3% and 8.4%, respectively. As of December 31, 2000, the Partnership had $98.0 million available under the Credit Facility's revolving facility.

     Secured Facility -- In 1999, the Partnership completed a $330,000 10-year non-recourse financing ("Secured Facility") secured by a portfolio of 19 hotels. The loan bears a fixed interest rate of 8.01% and matures in 2009. The Partnership used most of the net proceeds to repay the amounts outstanding under prior credit facilities.

     Mortgage Debt -- In connection with the Merger, the Partnership assumed mortgage debt secured by seven hotels. The mortgage debt matures between 2001 and 2012 and the interest rates on the mortgages range from 7.5% to 10.5%.

     Notes Payable to MeriStar -- In 1997, MeriStar completed the offering of $150,000 aggregate principal amount (issue price of $149,799, net of discount) of its 8.75% senior subordinated notes due 2007 (the "Subordinated Notes"). In conjunction with this transaction, the Partnership borrowed $150,000 from MeriStar under terms matching those of the Subordinated Notes; however, the interest rate on the Partnership's note to MeriStar is 8.69%, the effective rate on the Subordinated Notes. The indenture pursuant to which the Subordinated Notes were issued contains certain covenants, including maintenance of certain financial ratios, reporting requirements, and other customary restrictions. The note provides for semi-annual payments of interest on February 15 and August 15, commencing on February 15, 1998.

     In 1999, under terms matching those of the Subordinated Notes, MeriStar completed an "add-on" offering of $55,000 of Subordinated Notes. In conjunction with the "add-on" sale of Subordinated Notes, the Partnership borrowed $55,000 from MeriStar under terms matching those of the Subordinated Notes however, the interest rate on the Partnership's note to MeriStar is 8.69%, the effective rate on the Subordinated Notes. The Partnership used the net proceeds to repay indebtedness under its Credit Facility and to invest in MIP. These notes are unsecured obligations of the Partnership and provide for semi-annual payments of interest on February 15 and August 15, commencing on August 15, 1999. The outstanding balance on these notes payable to MeriStar is $202,429 and $202,041 at December 31, 2000 and 1999, respectively.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

     In 1997, MeriStar completed the offering of $172,500 aggregate principal amount of its 4.75% convertible subordinated notes due 2004 (the "Convertible Notes"). In conjunction with this transaction, the Partnership borrowed $172,500 from MeriStar under terms matching those of the Convertible Notes. The proceeds were used to repay outstanding indebtedness under a prior credit facility and to finance certain hotel acquisitions. The note provides for semi-annual payments of interest on April 15 and October 15, commencing on April 15, 1998. During 2000, the Partnership repaid $18,200 of its note to MeriStar at a discount in connection with MeriStar's repurchase of its Convertible Notes at an equal discount. This resulted in an extraordinary gain of $3,450 ($3,400, net of taxes). The outstanding balance on this note payable to MeriStar is $154,300 and $172,500 at December 31, 2000 and 1999, respectively.

     Hedge Agreements -- As of December 31, 2000, the Partnership has seven swap agreements with notional principal amounts totaling $700,000. These swap agreements provide hedges against the impact future interest rates have on the Partnership's floating London Interbank Offered Rate ("LIBOR") debt instruments. The swap agreements effectively fix the 30-day LIBOR between 6.0% and 7.2%. The swap agreements expire between September 2001 and July 2003. For the year ended December 31, 2000, the Partnership has received net payments of $3,081 on these swaps and other similar swaps that expired during the year.

     In anticipation of the August 1999 completion of the Secured Facility, the Partnership entered into two separate hedge transactions during July 1999. Upon completion of the Secured Facility, the Partnership terminated the underlying treasury lock agreements, resulting in a net payment to the Partnership of $5,100. The amount was deferred and is being recognized as a reduction to interest expense over the life of the underlying debt. As a result, the effective interest rate on the Secured Facility is 7.76%.

     As of December 31, 2000, after consideration of the hedge agreements described above, the Partnership has fixed the effective interest rate on 88% of its long-term debt and its overall weighted average interest rate is 7.93%.

     Future Maturities -- Aggregate future maturities of the above obligations are as follows:

2001....................................................   $   28,288
2002....................................................       47,897
2003....................................................      667,589
2004....................................................      361,168
2005....................................................        9,265
Thereafter..............................................      524,112
                                                           ----------
                                                           $1,638,319
                                                           ==========

     Management has determined that the fair value of the outstanding balance of the Partnership's long-term debt approximates $1,589,311 at December 31, 2000.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

7. INCOME TAXES

     The Partnership's income taxes were allocated as follows:

                                                              2000     1999     1998
                                                             ------   ------   ------
Taxes on income before gain on sale of assets, and
  extraordinary gain (loss)................................  $1,622   $1,681   $1,299
Taxes on gain on sale of assets............................      56       --       --
Tax expense or (benefit) on extraordinary gain (loss)......      50      (74)    (207)
                                                             ------   ------   ------
                                                             $1,728   $1,607   $1,092
                                                             ======   ======   ======

     The Partnership's effective income tax rate is as follows:

                                                              2000   1999   1998
                                                              ----   ----   ----
State and local taxes.......................................  1.1%   1.1%   1.1%
Difference in effective rate on foreign subsidiaries........  0.3    0.3    0.3
Other.......................................................   --     --    0.1
                                                              ---    ---    ---
                                                              1.4%   1.4%   1.5%
                                                              ===    ===    ===

     The components of income tax expense related to income before gain on sale of assets, and extraordinary gain (loss) are as follows:

                                                              2000     1999     1998
                                                             ------   ------   ------
Current:
  State....................................................  $  640   $  815   $1,408
  Foreign..................................................     346      151      161
                                                             ------   ------   ------
                                                                986      966    1,569
Deferred:
  State....................................................     548      675     (270)
  Foreign..................................................      88       40       --
                                                             ------   ------   ------
                                                                636      715     (270)
                                                             ------   ------   ------
                                                             $1,622   $1,681   $1,299
                                                             ======   ======   ======

     The tax effects of the principal temporary differences that give rise to the Partnership's net deferred tax liability are as follows:

                                                                DECEMBER 31,
                                                              ----------------
                                                               2000      1999
                                                              ------    ------
Accelerated depreciation....................................  $2,089    $1,477
Fair value of hotel assets acquired.........................   5,440     5,440
Allowance for doubtful accounts.............................     (24)      (24)
Accrued vacation............................................     (12)      (12)
Accrued expenses............................................     386       386
Other.......................................................     234       210
                                                              ------    ------
Net deferred tax liability..................................  $8,113    $7,477
                                                              ======    ======

     There is no valuation allowance for deferred tax assets as of December 31, 2000 or 1999 as management believes it is more likely than not that these deferred tax assets will be fully realized.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

     In conjunction with the Merger and related transactions, the Partnership established a new accounting basis for AGH's assets and liabilities based on their fair values. In accordance with accounting principles generally accepted in the United States of America, the Partnership has provided a deferred income tax liability for the estimated future tax effect of differences between the accounting and tax bases of assets acquired from AGH. This deferred income tax liability, related to future state and local income taxes, is estimated as $5,440, based on information available at the date of the Merger and subsequently.

8. PARTNERSHIP UNITS

     The outstanding units of limited partnership interest in the Partnership are redeemable at the option of the holder for a like number of shares of common stock of MeriStar, or cash, or a combination thereof, at the election of MeriStar. Due to these redemption rights, these limited partnership units have been excluded from partners' capital and are included in redeemable OP units and measured at redemption value as of the end of the periods presented. At December 31, 2000 and 1999 there were 4,056,111 and 4,544,420 redeemable units outstanding, respectively. The value of these redeemable units is based on the closing market price of MeriStar's common stock at the balance sheet date, which at December 31, 2000 and 1999 was $19.70 and $16.00, respectively. In addition, there were 392,157 Class D Preferred OP Units outstanding at December 31, 2000 and 1999 with a redemption value of $22.16 per unit.

     The Partnership's agreement provides for four classes of partnership interests ("OP Units"): Common OP Units, Class B OP Units, Class C OP Units and Class D OP Units. Common OP Units and Class B OP Units receive quarterly distributions per OP Unit equal to the dividend paid on each share of MeriStar's common stock. Class C OP Units receive a non-cumulative, quarterly distribution equal to $0.5575 per Class C OP Unit until such time as the dividend rate on MeriStar's common stock exceeds $0.5575 whereupon the Class C OP Units automatically convert into Common OP Units. Class D OP Units pay a 6.5% cumulative annual preferred return based on an assumed price per common share of $22.16, compounded quarterly to the extent not paid on a current basis. The Partnership may redeem them at any time after April 1, 2000 at a price of $22.16 per share for cash or, at MeriStar's option, for shares of MeriStar common stock having a value equal to the redemption price. The holders have the option to redeem the Class D OP Units at any time after April 1, 2004 for cash or, at the holders option, for shares of MeriStar common stock having a value equal to $22.16. All net income earned and capital proceeds received by the Partnership, after payment of the annual preferred return on Class D OP units, are shared by the holders of the Common OP Units. As of December 31, 2000 and 1999, outstanding OP Units were 48,459,145 and 51,800,888 respectively.

     During 1999, 65,875 Common OP Units were issued to partially finance the purchase of a hotel and 974,588 Common OP units were issued as a conditional component of a purchase agreement for a hotel purchased in 1998. During 1998, 962,858 Common and Class B OP Units were issued to partially finance the purchases of certain hotels and 3,305,175 Common OP Units were issued to former holders of AGH OP Units. During 1997, the Partnership issued 1,483,759 Common and Class B OP Units and 392,157 Class D OP Units to partially finance the purchases of certain hotels and lease contracts on other hotels.

     On March 21, 2000, June 21, 2000, September 25, 2000, and December 20, 2000, the Partnership declared its first, second, third and fourth quarter distributions, respectively, equivalent to an annual rate of $2.02 per Common and Class B OP Unit and $2.23 per Class C OP Unit in the Partnership. The amount of the distribution for each quarter was $0.505 per Common and Class B OP Unit and $0.5575 per Class C OP Unit and was paid on April 28, 2000, July 31, 2000, October 31, 2000 and January 31, 2001, respectively.

     On March 17, 1999, June 21, 1999, September 15, 1999, and December 6, 1999, the Partnership declared its first, second, third and fourth quarter distributions, respectively, equivalent to an annual rate of

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

$2.02 per Common and Class B OP Unit and $2.23 per Class C OP Unit in the Partnership. The amount of the distribution for each quarter was $0.505 per Common and Class C OP Unit and $0.5575 per Class C OP Unit and was paid on April 30, 1999, July 30, 1999, October 29, 1999 and January 31, 2000, respectively.

     On September 2, 1998 and November 4, 1998, respectively, the Partnership declared its third and fourth quarter distributions, equivalent to an annual rate of $2.02 per Common and Class B OP Unit and $2.23 per Class C OP Unit in the Partnership. The third quarter distribution was paid on a prorated basis from August 4, 1998 (the first day of operations following the Merger) through September 30, 1998. The amount of the distribution was $0.31837 per Common and Class B OP Unit and was paid on October 30, 1998. The fourth quarter distribution of $0.505 per Common and Class B OP Unit and $0.5575 per Class C OP Unit was paid on January 29, 1999.

     When MeriStar, the general partner, repurchases its outstanding common stock, the Partnership repurchases a matching number of units held by MeriStar at an equal price. In September 1999, MeriStar's Board of Directors authorized the repurchase of up to five million shares of its common stock from time to time in open market or privately negotiated transactions. As of December 31, 2000, MeriStar has repurchased a total of 4,083,204 shares for $72,354 which has been recorded as a reduction to partners' capital as a result of the redemption of units held by MeriStar to fund the repurchase.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

9. EARNINGS PER UNIT

     The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per unit ("EPU") computations for income before extraordinary gain (loss):

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                          2000       1999      1998
                                                        --------   --------   -------
Basic EPU Computation:
  Net income before extraordinary gain (loss).........  $114,636   $116,207   $86,304
  Distributions paid related to unvested restricted
     stock of MeriStar................................    (1,168)        --        --
  Preferred distributions.............................      (565)      (565)     (650)
                                                        --------   --------   -------
  Income before extraordinary gain (loss) available to
     common unitholders...............................   112,903    115,642    85,654
  Weighted average number of OP Units outstanding.....    50,122     52,153    36,021
                                                        --------   --------   -------
  Basic EPU before extraordinary gain (loss)..........  $   2.25   $   2.22   $  2.38
                                                        ========   ========   =======
Diluted EPU Computation:
  Income before extraordinary gain (loss) available to
     common unitholders...............................  $112,903   $115,642   $85,654
  Preferred distributions.............................       565        565       650
  Interest on convertible debt of MeriStar............     7,338      8,137     6,377
  Distributions paid related to unvested restricted
     stock of MeriStar................................       254         --        --
                                                        --------   --------   -------
  Adjusted net income.................................   121,060    124,344    92,681
  Weighted average number of OP units outstanding.....    50,122     52,153    36,021
  OP Unit equivalents:
     Stock options of MeriStar........................       208        102       383
     Class D Preferred OP Units.......................       392        392       392
     Convertible debt of MeriStar.....................     4,612      5,066     4,454
     Restricted stock of MeriStar.....................       126         --        --
                                                        --------   --------   -------
     Weighted average number of diluted OP units
       outstanding....................................    55,460     57,713    41,250
                                                        --------   --------   -------
     Diluted EPU before extraordinary gain (loss).....  $   2.18   $   2.15   $  2.25
                                                        ========   ========   =======

10. RELATED-PARTY TRANSACTIONS

     Pursuant to an intercompany agreement, the Partnership and OpCo provide each other with, among other things, reciprocal rights to participate in certain transactions entered into by each party. In particular, OpCo has a right of first refusal to become the lessee of any real property acquired by the Partnership. OpCo also may provide the Partnership with certain services including administrative, renovation supervision, corporate, accounting, finance, insurance, legal, tax, information technology, human resources, acquisition identification and due diligence, and operational services, for which OpCo is compensated in an amount that the Partnership would be charged by a third party for comparable services. During the years ended December 31, 2000, 1999 and 1998, the Partnership paid OpCo $1,165, $1,600 and $781 respectively, for such services.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

     Summarized financial information of the Partnership's significant lessee, OpCo, is as follows:

                                                       2000         1999
                                                    ----------   ----------
BALANCE SHEET DATA:
Total assets......................................  $  339,118   $  258,931
Total liabilities.................................  $  254,673   $  179,168

                                                       2000         1999        1998
                                                    ----------   ----------   --------
OPERATING DATA:
Revenue...........................................  $1,411,619   $1,292,114   $562,347
Net income (loss).................................  $   (9,380)  $    6,685   $  3,950

     OpCo has a revolving credit facility with the Partnership. On March 1, 2000, OpCo repaid the remaining balance of $57,110 on its revolving credit agreement with the Partnership upon closing its bank revolving credit facility. At this time, the revolving credit agreement was amended to reduce the maximum borrowing limit from $75,000 to $50,000 and the interest rate on the facility was changed from LIBOR plus 350 basis points to LIBOR plus 650 basis points. During 2000, 1999 and 1998, the Partnership earned interest of $955, $4,907, and $1,967, respectively, from this facility. There were no amounts outstanding under this facility at December 31, 2000.

     In order for AGH to qualify as a REIT prior to the Merger, AGH's operating partnership sold certain personal property relating to certain of the hotels acquired by AGH in connection with its initial public offering to AGH Leasing, L.P. (which has since come under the control of OpCo) for $315, which amount was paid by issuance of a promissory note to AGH's operating partnership. The note was transferred to the Partnership in connection with the Merger. The promissory note bears interest at the rate of 10.0% per annum and requires the payment of quarterly installments of principal and interest over a five-year period ending on July 31, 2000. This note was repaid during 2000.

     Certain members of management and their respective affiliates owned equity interests relating to a hotel which was acquired by the Partnership in January 1999. Such persons and affiliates received an aggregate of $1,488 of the Partnership's OP Units in exchange for such interests in the hotel.

11. STOCK-BASED COMPENSATION

     MeriStar sponsors a restricted stock plan and a stock option plan (the "Plans") in which Partnership employees participate. Upon issuance of any stock, MeriStar is obligated to contribute the proceeds to the Company in exchange for an equal number of OP units.

  Stock Options

     At the date of the Merger, CapStar had outstanding approximately 1,758,000 options (the "CapStar Options") under an equity incentive plan. As a result of the Merger, all holders of CapStar Options received one option in MeriStar and one option in OpCo, and the original exercise price of the CapStar Options was allocated between the two companies. In addition, approximately 1,060,000 of the CapStar Options became fully vested as of the Merger date.

     In connection with the Merger, a new equity incentive plan (the "Equity Incentive Plan") was adopted. This plan authorizes 4,549,561 shares of common stock to be awarded. Awards may be granted to officers or other key employees of MeriStar or an affiliate. These shares are exercisable in three annual installments and expire ten years from the grant date.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

     Stock option activity for 2000, 1999 and 1998 is as follows:

                                                              NUMBER OF      AVERAGE
                                                               SHARES      OPTION PRICE
                                                              ---------    ------------
Balance, January 1, 1998....................................  1,601,406       $26.28
  Granted...................................................  2,171,796        24.78
  Exercised.................................................    (37,823)       17.45
  Forfeited.................................................    (32,000)       29.44
                                                              ---------       ------
Balance, December 31, 1998..................................  3,703,379        24.80
  Granted...................................................  1,015,750        19.37
  Exercised.................................................    (94,012)       15.64
  Forfeited.................................................   (264,064)       27.87
                                                              ---------       ------
Balance, December 31, 1999..................................  4,361,053        23.56
  Granted...................................................    584,875        16.13
  Exercised.................................................    (47,153)       17.26
  Forfeited.................................................   (113,441)       28.62
                                                              ---------       ------
Balance, December 31, 2000..................................  4,785,334       $22.68
                                                              =========       ======
Shares exercisable at December 31, 1998.....................  2,231,072       $24.63
                                                              =========       ======
Shares exercisable at December 31, 1999.....................  2,577,620       $24.53
                                                              =========       ======
Shares exercisable at December 31, 2000.....................  3,482,816       $23.99
                                                              =========       ======

     The following table summarizes information about stock options outstanding at December 31, 2000:

                           OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                   ------------------------------------   ----------------------
                                  WEIGHTED
                                   AVERAGE     WEIGHTED                 WEIGHTED
                                  REMAINING    AVERAGE                  AVERAGE
    RANGE OF         NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
EXERCISE PRICES    OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
---------------    -----------   -----------   --------   -----------   --------
$14.88 to $19.19    1,978,572       7.58        $17.17     1,051,410     $16.59
$19.75 to $25.31    1,160,502       7.04         21.62       852,206      21.68
$25.80 to $31.42    1,435,280       6.02         29.98     1,435,280      29.98
$31.51 to $32.08      210,980       7.00         32.05       143,920      32.04
                    ---------       ----        ------     ---------     ------
$14.88 to $32.08    4,785,334       6.96        $22.75     3,482,816     $23.99
                    =========       ====        ======     =========     ======

  Other Stock Compensation

     In conjunction with the Merger, holders of CapStar options were granted a total of 150,000 shares of stock with a value of $3,205. This restricted stock vests ratably over a three-year period.

     As of December 31, 2000, MeriStar granted 586,500 shares of restricted stock. This restricted stock vests ratably over a three-year or five-year period. The Partnership incurred $3,070 in compensation expense in 2000 related to the amortization of this restricted stock.

     As of December 31, 2000, the Partnership has issued 462,500 Profits-Only OP Units to certain of the Partnership's executive officers pursuant to a Profits-Only Operating Partnership Units Plan. The units vest over three years based on achieving certain operating performance criteria and upon the occurrence of certain other events. The Profits-Only OP Units are subject to variable plan accounting.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

12. COMMITMENTS AND CONTINGENCIES

     The Partnership leases land at certain hotels from third parties. Certain leases contain contingent rent features based on gross revenues at the respective property. Future minimum lease payments required under these operating leases as of December 31, 2000 were as follows:

2001......................................................   $ 1,556
2002......................................................     1,556
2003......................................................     1,556
2004......................................................     1,559
2005......................................................     1,559
Thereafter................................................    57,396
                                                             -------
                                                             $65,182
                                                             =======

     Until January 1, 2001 the Partnership leased all of its hotels to OpCo and one other lessee under non-cancelable participating leases that expire from 2009 to 2011. Beginning January 1, 2001, the Partnership will lease eight hotels to one lessee under non-cancelable participating leases that expire in 2009. The Partnership also leases certain office, retail and parking space to outside parties under non-cancelable operating leases with initial or remaining terms in excess of one year. Future minimum rental receipts under these non-cancelable leases as of December 31, 2000 were as follows:

2001.....................................................   $ 20,289
2002.....................................................     19,801
2003.....................................................     18,937
2004.....................................................     18,590
2005.....................................................     16,945
Thereafter...............................................     63,428
                                                            --------
                                                            $157,990
                                                            ========

     In the course of the Partnership's normal business activities, various lawsuits, claims and proceedings have been or may be instituted or asserted against the Partnership. Based on currently available facts, management believes that the disposition of matters that are pending or asserted will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Partnership.

13. ACQUISITIONS AND DISPOSITIONS

     During 2000, the Partnership sold three limited service hotels and received proceeds of $24,148. This resulted in a gain on sale of assets of $3,495 ($3,439, net of tax). The Partnership also purchased a full service hotel for $19,400. Of the $19,400, $11,400 was paid in cash and $8,000 will be paid from the hotel's future cash flow within the next five years. The acquisition was funded using existing cash and borrowings on the Credit Facility.

     During 1999, the Partnership acquired one hotel for a purchase price of $10,642 of cash and $1,488 of OP Units. The acquisition was funded using existing cash and borrowings on the Credit Facility. The Partnership also sold 2 hotels during 1999 for a total price of $8,900. The resulting gain on the sales was immaterial.

     During 1998, the Partnership acquired 70 hotels (containing 17,332 rooms), of which 53 were acquired pursuant to the Merger. MeriStar purchased AGH for approximately $1,306,000. MeriStar contributed the net assets acquired to the Partnership in exchange for approximately 23,913,000 OP Units. The total purchase price for the remaining 17 acquired hotels during 1998 was $549,068 of cash and

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

$16,932 of OP Units. The cash portions of these acquisitions were funded through borrowings on the Credit Facility and a prior credit facility.

     The following unaudited pro forma information is presented as if the Merger, the Spin-Off and all 117 hotels owned at December 31, 1998 had been acquired at the beginning of 1998. The pro forma information is provided for informational purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the Company. Pro forma information for 1998 for total revenue, net income and diluted EPU is $332,299, $107,698 and $2.44, respectively.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

14. CONSOLIDATING FINANCIAL INFORMATION

     Certain of the Partnership's wholly-owned subsidiaries, together with the Partnership, are guarantors of the Credit Facility and $500 million of senior unsecured notes issued subsequent to December 31, 2000. The following tables present consolidating information for the guarantor subsidiaries.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 2000

                                  MERISTAR
                                 HOSPITALITY    GUARANTOR     NON-GUARANTOR                     TOTAL
                                  OP, L.P.     SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                 -----------   ------------   -------------   ------------   ------------
                                                 ASSETS

Investments in hotel
  properties, net..............  $    7,443     $1,448,104     $1,450,954     $        --     $2,906,501
Cash and cash equivalents......         242             --             --              --            242
Accounts receivable, net.......          94          1,525          1,214              --          2,833
Prepaid expenses and other.....       2,563            381           (177)             --          2,767
Notes receivable...............      87,887             --             --         (87,887)            --
Due from Lessee................     (12,130)          (450)        34,801              --         22,221
Due from subsidiaries..........    (194,739)       193,304          1,435              --             --
Investments in and advances to
  affiliates...................   2,661,521         59,662          8,487      (2,687,474)        42,196
Restricted cash................      14,709             --          5,209              --         19,918
Intangible assets, net.........       7,531          1,432            859              --          9,822
                                 ----------     ----------     ----------     -----------     ----------
                                 $2,575,121     $1,703,958     $1,502,782     $(2,775,361)    $3,006,500
                                 ==========     ==========     ==========     ===========     ==========

                          LIABILITIES, MINORITY INTERESTS AND PARTNERS' CAPITAL

Accounts payable, accrued
  expenses and other
  liabilities..................  $   32,061     $   24,189     $   15,947     $        --     $   72,197
Accrued interest...............      23,701             --          4,664              --         28,365
Income taxes payable...........         921             --             --              --            921
Distributions payable..........      24,581             --             --              --         24,581
Deferred income taxes..........       8,113             --             --              --          8,113
Notes payable to MeriStar......     356,729             --             --              --        356,729
Mortgages and notes payable....     897,698         88,189        383,590         (87,887)     1,281,590
                                 ----------     ----------     ----------     -----------     ----------
          Total liabilities....   1,343,804        112,378        404,201         (87,887)     1,772,496
Minority interests.............          --          2,687             --              --          2,687
Redeemable OP units at
  redemption value.............      88,545             --             --              --         88,545
Partners' capital..............   1,142,772      1,588,893      1,098,581      (2,687,474)     1,142,772
                                 ----------     ----------     ----------     -----------     ----------
                                 $2,575,121     $1,703,958     $1,502,782     $(2,775,361)    $3,006,500
                                 ==========     ==========     ==========     ===========     ==========

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1999

                                 MERISTAR
                                HOSPITALITY    GUARANTOR     NON-GUARANTOR                      TOTAL
                                 OP, L.P.     SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                -----------   ------------   --------------   ------------   ------------
                                                 ASSETS

Investments in hotel
  properties, net.............  $    2,129     $1,378,706      $1,555,458     $        --     $2,936,293
Cash and cash equivalents.....       2,549             --              --              --          2,549
Accounts receivable, net......          --          1,076             252              --          1,328
Prepaid expenses and other....       5,873          2,698             566              --          9,137
Notes receivable..............     144,319             --              --         (87,209)        57,110
Due from Lessee...............     (20,583)        (3,472)         35,531              --         11,476
Due from subsidiaries.........    (181,843)        70,174         111,669              --             --
Investments in and advances to
  affiliates..................   2,674,559         60,097           8,487      (2,703,058)        40,085
Restricted cash...............      13,100             43           4,045              --         17,188
Intangible assets, net........       8,088          2,071             771              --         10,930
                                ----------     ----------      ----------     -----------     ----------
                                $2,648,191     $1,511,393      $1,716,779     $(2,790,267)    $3,086,096
                                ==========     ==========      ==========     ===========     ==========

                          LIABILITIES, MINORITY INTERESTS AND PARTNERS' CAPITAL

Accounts payable, accrued
  expenses and other
  liabilities.................  $   23,607     $   17,793      $   14,466     $        --     $   55,866
Accrued interest..............      26,072             --           5,308              --         31,380
Income taxes payable..........         730             --              --              --            730
Distributions payable.........      26,263             --              --              --         26,263
Deferred income taxes.........       7,477             --              --              --          7,477
Note payable to MeriStar......     374,541             --              --              --        374,541
Mortgages and notes payable...     904,582         90,627         394,230         (87,209)     1,302,230
                                ----------     ----------      ----------     -----------     ----------
          Total liabilities...   1,363,272        108,420         414,004         (87,209)     1,798,487
Minority interests............          --          2,690              --              --          2,690
Redeemable OP units at
  redemption value............      81,401             --              --              --         81,401
Partners' capital.............   1,203,518      1,400,283       1,302,775      (2,703,058)     1,203,518
                                ----------     ----------      ----------     -----------     ----------
                                $2,648,191     $1,511,393      $1,716,779     $(2,790,267)    $3,086,096
                                ==========     ==========      ==========     ===========     ==========

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                     CONSOLIDATING STATEMENT OF OPERATIONS
                               DECEMBER 31, 2000

                                      MERISTAR
                                     HOSPITALITY    GUARANTOR     NON-GUARANTOR                     TOTAL
                                      OP, L.P.     SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                     -----------   ------------   -------------   ------------   ------------
Revenue:
  Participating lease revenue......   $   6,544      $183,959       $201,226              --       $391,729
  Office rental, parking and other
     revenue.......................       2,149         2,404          4,403              --          8,956
                                      ---------      --------       --------       ---------       --------
          Total revenue............       8,693       186,363        205,629              --        400,685
Expenses:
  Office rental, parking and other
     operating expenses............          --           928          1,803              --          2,731
  Undistributed operating expenses:
     Administrative and general....       8,820           475            150              --          9,445
     Property taxes, insurance and
       other.......................       2,732        22,822         21,927              --         47,481
     Depreciation and
       amortization................       4,588        52,767         53,333              --        110,688
                                      ---------      --------       --------       ---------       --------
          Total operating
            expenses...............      16,140        76,992         77,213              --        170,345
                                      ---------      --------       --------       ---------       --------
Net operating income (loss)........      (7,447)      109,371        128,416              --        230,340
Interest expense, net..............      86,748         4,619         26,157              --        117,524
Equity in earnings of consolidated
  entities.........................     210,453            --             --        (210,453)            --
                                      ---------      --------       --------       ---------       --------
Income before minority interests,
  income taxes, gain on sale of
  assets, and extraordinary gain...     116,258       104,752        102,259        (210,453)       112,816
Minority interests.................          --            (3)            --              --             (3)
                                      ---------      --------       --------       ---------       --------
Income before income taxes, gain on
  sale of assets, and extraordinary
  gain.............................     116,258       104,755        102,259        (210,453)       112,819
Income taxes.......................       1,622            --             --              --          1,622
                                      ---------      --------       --------       ---------       --------
Income before gain on sale of
  assets, and extraordinary gain...     114,636       104,755        102,259        (210,453)       111,197
Gain on sale of assets, net........          --            --          3,439              --          3,439
Extraordinary gain on early
  extinguishment of debt, net......       3,400            --             --              --          3,400
                                      ---------      --------       --------       ---------       --------
Net income.........................   $ 118,036      $104,755       $105,698       $(210,453)      $118,036
                                      =========      ========       ========       =========       ========

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                     CONSOLIDATING STATEMENT OF OPERATIONS
                               DECEMBER 31, 1999

                                     MERISTAR
                                   HOSPITALITY     GUARANTOR     NON-GUARANTOR
                                     OP, L.P.     SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS   TOTAL CONSOLIDATED
                                   ------------   ------------   --------------   ------------   ------------------
Revenue:
  Participating lease revenue....    $  7,373       $169,392        $191,247              --          $368,012
  Office rental, parking and
     other revenue...............         656          2,012           4,140              --             6,808
                                     --------       --------        --------       ---------          --------
          Total revenue..........       8,029        171,404         195,387              --           374,820
Expenses:
  Office rental, parking and
     other operating expenses....          21            578           1,365              --             1,964
  Undistributed operating
     expenses:
     Administrative and
       general...................       5,209            444              82              --             5,735
     Property taxes, insurance
       and other.................       2,818         23,819          20,390              --            47,027
     Depreciation and
       amortization..............       4,196         46,442          51,157              --           101,795
                                     --------       --------        --------       ---------          --------
          Total operating
            expenses.............      12,244         71,283          72,994              --           156,521
                                     --------       --------        --------       ---------          --------
Net operating income (loss)......      (4,215)       100,121         122,393              --           218,299
Interest expense, net............      80,798          3,083          16,506              --           100,387
Equity in earnings of
  consolidated entities..........     200,350             --              --        (200,350)               --
                                     --------       --------        --------       ---------          --------
Income before minority interests,
  income taxes, and extraordinary
  loss...........................     115,337         97,038         105,887        (200,350)          117,912
Minority interests...............          --             24              --              --                24
                                     --------       --------        --------       ---------          --------
Income before income taxes and
  extraordinary loss.............     115,337         97,014         105,887        (200,350)          117,888
Income taxes.....................       1,681             --              --              --             1,681
                                     --------       --------        --------       ---------          --------
Income before extraordinary
  loss...........................     113,656         97,014         105,887        (200,350)          116,207
Extraordinary loss on early
  extinguishment of debt, net....      (2,000)          (703)         (1,848)             --            (4,551)
                                     --------       --------        --------       ---------          --------
Net income.......................    $111,656       $ 96,311        $104,039       $(200,350)         $111,656
                                     ========       ========        ========       =========          ========

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                     CONSOLIDATING STATEMENT OF OPERATIONS
                               DECEMBER 31, 1998

                                     MERISTAR
                                   HOSPITALITY     GUARANTOR     NON-GUARANTOR                      TOTAL
                                     OP, L.P.     SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                   ------------   ------------   --------------   ------------   ------------
Revenue:
     Participating lease
       revenue...................    $    411       $ 51,007        $ 84,576              --       $135,994
     Hotel operations:
       Rooms.....................          --        131,729         143,881              --        275,610
       Food and beverage.........          --         53,437          31,937              --         85,374
       Other operating
          departments............          --         11,298           8,198              --         19,496
     Office rental, parking and
       other revenue.............         356          3,014           2,187              --          5,557
                                     --------       --------        --------       ---------       --------
          Total revenue..........         767        250,485         270,779              --        522,031
     Hotel operating expenses by
       department:
       Rooms.....................          --         32,378          32,670              --         65,048
       Food and beverage.........          --         42,941          24,552              --         67,493
       Other operating
          departments............          --          5,831           4,144              --          9,975
     Office rental, parking and
       other operating
       expenses..................           1          1,586           1,126              --          2,713
     Undistributed operating
       expenses:
       Administrative and
          general................       1,504         27,343          23,366              --         52,213
       Property operating
          costs..................          --         29,920          28,691              --         58,611
       Property taxes, insurance
          and other..............       2,815         14,161          12,264              --         29,240
       Lease expense.............          --          1,449          33,192              --         34,641
       Depreciation and
          amortization...........         338         28,095          30,409              --         58,842
       Spin-off costs............       7,345             --              --              --          7,345
                                     --------       --------        --------       ---------       --------
          Total operating
            expenses.............      12,003        183,704         190,414              --        386,121
Net operating income (loss)......     (11,236)        66,781          80,365              --        135,910
Interest expense, net............      28,350         12,283           9,859              --         50,492
Equity in earnings of
  consolidated entities..........     126,635             --              --        (126,635)            --
Income before minority interests,
  income taxes, and extraordinary
  loss...........................      87,049         54,498          70,506        (126,635)        85,418
Minority interests...............          --         (2,185)             --              --         (2,185)
                                     --------       --------        --------       ---------       --------
Income before income taxes and
  extraordinary loss.............      87,049         56,683          70,506        (126,635)        87,603
Income taxes.....................       1,299             --              --              --          1,299
                                     --------       --------        --------       ---------       --------
Income before and extraordinary
  loss...........................      85,750         56,683          70,506        (126,635)        86,304
Extraordinary loss on early
  extinguishment of debt, net of
  tax effect.....................        (684)          (390)           (164)             --         (1,238)
                                     --------       --------        --------       ---------       --------
Net income.......................    $ 85,066       $ 56,293        $ 70,342       $(126,635)      $ 85,066
                                     ========       ========        ========       =========       ========

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                               DECEMBER 31, 2000

                                    MERISTAR
                                  HOSPITALITY     GUARANTOR     NON-GUARANTOR                      TOTAL
                                    OP, L.P.     SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                  ------------   ------------   --------------   ------------   ------------
Cash flows provided by (used in)
  operating activities..........   $ (74,731)      $  31,632      $ 267,187       $      --      $ 224,088
Cash flows provided by (used in)
  investing activities..........     360,238        (118,154)        53,522        (309,892)       (14,286)
Cash flows provided by (used in)
  financing activities..........    (287,814)         86,458       (320,709)        309,892       (212,173)
Effect of exchange rate changes
  on cash and cash
  equivalents...................          --              64             --              --             64
                                   ---------       ---------      ---------       ---------      ---------
Net decrease in cash and cash
  equivalents...................      (2,307)             --             --              --         (2,307)
Cash and cash equivalents,
  beginning of year.............       2,549              --             --              --          2,549
                                   ---------       ---------      ---------       ---------      ---------
Cash and cash equivalents, end
  of year.......................   $     242       $      --      $      --       $      --      $     242
                                   =========       =========      =========       =========      =========

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                               DECEMBER 31, 1999

                                    MERISTAR
                                   HOSPITALITY    GUARANTOR     NON-GUARANTOR                      TOTAL
                                    OP, L.P.     SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                   -----------   ------------   --------------   ------------   ------------
Cash flows provided by (used in)
  operating activities...........   $(184,109)     $126,905       $ 285,533       $      --      $ 228,329
Cash flows provided by (used in)
  investing activities...........     277,432       (85,854)        137,685        (517,215)      (187,952)
Cash flows provided by used in
  financing activities...........     (93,411)      (42,534)       (423,218)        517,215        (41,948)
Effect of exchange rate changes
  on cash and cash equivalents...          --           (53)             --              --            (53)
                                    ---------      --------       ---------       ---------      ---------
Net decrease in cash and cash
  equivalents....................         (88)       (1,536)             --              --         (1,624)
Cash and cash equivalents,
  beginning of year..............       2,637         1,536              --              --          4,173
                                    ---------      --------       ---------       ---------      ---------
Cash and cash equivalents, end of
  year...........................   $   2,549      $     --       $      --       $      --      $   2,549
                                    =========      ========       =========       =========      =========

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                               DECEMBER 31, 1998

                                               MERISTAR
                                              HOSPITALITY      GUARANTOR     NON-GUARANTOR       TOTAL
                                               OP, L.P.       SUBSIDIARIES    SUBSIDIARIES    CONSOLIDATED
                                            ---------------   ------------   --------------   ------------
Cash flows provided by (used in) operating
  activities..............................     $(232,033)       $ 435,117      $ (16,193)      $ 186,891
Cash flows used in investing activities...      (134,404)        (520,784)      (130,317)       (785,505)
Cash flows provided by financing
  activities..............................       291,881           84,575        144,001         520,457
Effect of exchange rate changes on cash
  and cash equivalents....................            --              204             --             204
                                               ---------        ---------      ---------       ---------
Net decrease in cash and cash
  equivalents.............................       (74,556)            (888)        (2,509)        (77,953)
Cash and cash equivalents, beginning of
  year....................................        77,193            2,424          2,509          82,126
                                               ---------        ---------      ---------       ---------
Cash and cash equivalents, end of year....     $   2,637        $   1,536      $      --       $   4,173
                                               =========        =========      =========       =========

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The following is a summary of the Partnership's quarterly results of operations:

                                           2000                                      1999
                          ---------------------------------------   ---------------------------------------
                           FIRST    SECOND     THIRD      FOURTH     FIRST    SECOND     THIRD      FOURTH
                          QUARTER   QUARTER   QUARTER    QUARTER    QUARTER   QUARTER   QUARTER    QUARTER
                          -------   -------   --------   --------   -------   -------   --------   --------
Total revenue...........  $67,080   $81,515   $117,607   $134,483   $64,072   $74,034   $103,193   $133,521
Total operating
  expenses..............   41,339    43,331     42,206     43,469    39,210    38,355     37,388     41,568
Net operating income....   25,741    38,184     75,401     91,014    24,682    35,679     65,805     91,953
Income before
  extraordinary (loss)
  gain..................   (2,986)   11,851     45,633     60,138       755     9,150     41,145     65,157
Net income..............      414    11,851     45,633     60,138       755     9,150     36,594     65,157
Diluted earnings per
  unit..................  $ (0.06)  $  0.23   $   0.85   $   1.15   $  0.01   $  0.17   $   0.75   $   1.17

16. SUPPLEMENTAL CASH FLOW INFORMATION

                                                         2000      1999        1998
                                                       --------   -------   ----------
Cash paid for interest:
  Interest, net of capitalized interest of $8,613,
     $12,540 and $5,182, respectively................  $120,539   $93,491   $   48,156
  Income taxes.......................................       699     1,009        2,388
Non-cash investing and financing activities:
  Long-term debt assumed in purchase of property and
     equipment.......................................        --        --          543
  OP Units issued in purchase of property and
     equipment.......................................        --     1,488       16,932
  Redemption of redeemable OP Units..................        24    29,412       31,430
  Deferred purchase price............................     8,000        --           --
  Book value of assets distributed to spun-off
     affiliate.......................................        --        --       41,449
  Book value of liabilities distributed to spun-off
     affiliate.......................................        --        --      (11,768)
  Book value of debt distributed to spun-off
     affiliate.......................................        --        --       (1,116)
  Fair value of assets acquired in Merger............        --        --    1,306,018
  Fair value of liabilities assumed in Merger........        --        --      (26,167)
  Fair value of debt assumed in Merger...............        --        --     (523,944)

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

17. SUBSEQUENT EVENTS

     On January 26, 2001, the Partnership sold $300,000 of 9.0% senior notes due 2008 and $200,000 of 9.13% senior notes due 2011 (collectively the "Senior Unsecured Notes"). The notes are unsecured obligations of the Partnership. MeriStar, together with a number of the Partnership's subsidiaries, guarantee payment of principal and interest on the notes on a senior unsecured basis. The net proceeds from the sale of $492,000 were used to repay amounts outstanding under the Credit Facility and to make payments to terminate certain agreements that hedged variable interest rates of the loans that were repaid. The terminated swap agreements had notional amounts of $300,000. The Partnership recognized a loss of $9,297 on these terminations.

     In the first quarter 2001, the Partnership wrote-off its $2,112 investment in STS Hotel Net after determining that the carrying value of the investment was not recoverable.

     On May 2, 2001, the Partnership paid $1,504 to acquire four hotel leases from affiliates of Prime Hospitality Corporation. Concurrently, the Partnership signed long-term management contracts with OpCo for these properties.

     On May 9, 2001, the Partnership and MeriStar entered into an Agreement and Plan of Merger with FelCor Lodging Trust Incorporated ("FelCor")and its operating partnership. Under the merger agreement, a wholly-owned subsidiary of FelCor's operating partnership will merge with and into the Partnership, and MeriStar will merge with and into FelCor. Holders of MeriStar common stock will receive 0.784 of a share of FelCor common stock and $4.60 in cash for each share of MeriStar's common stock. Holders of OP Units will receive $4.60 in cash and
0.784 FelCor operating partnership units. Class D Preferred OP Units will get Series D preferred units in FelCor operating partnership on a one for one basis. The merger agreement requires the approval of holders of a majority of MeriStar's outstanding shares of common stock and holders of a majority of the outstanding shares of common stock of FelCor. MeriStar currently expects the merger to close during the third quarter of 2001.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

            SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION
                               DECEMBER 31, 2000
                             (DOLLARS IN THOUSANDS)

                                                                                COSTS SUBSEQUENT
                                                      INITIAL COST TO COMPANY    TO ACQUISITION
                                                      -----------------------   ----------------
                                                                   BUILDING             BUILDING
                                                                      AND                 AND
                                            ENCUM-                 IMPROVE-             IMPROVE-
DESCRIPTION                                 BRANCES     LAND         MENTS      LAND     MENTS
-----------                                 -------   ---------   -----------   -----   --------
HOTEL ASSETS:
Salt Lake Airport Hilton, UT..............      --    $    770    $   12,828    $  --   $  2,827
Radisson Hotel, Schaumburg, IL............      --       1,080         5,131       --      2,282
Sheraton Hotel, Colorado Springs, CO......      (1)      1,071        14,592        1      3,728
Hilton Hotel, Bellevue, WA................      48       5,211         6,766       --      3,186
Marriott Hotel, Somerset, NJ..............      (1)      1,978        23,001       --      4,390
Westin Atlanta Airport, Atlanta, GA.......      --       2,650        15,926     (300)     9,403
Sheraton Hotel, Charlotte, NC.............      (1)      4,700        11,057       --      3,906
Radisson Hotel Southwest, Cleveland, OH...      --       1,330         6,353       --      4,547
Orange County Airport Hilton, Irvine,
  CA......................................      (1)      9,990         7,993       --      3,133
The Latham Hotel, Washington, DC..........      --       6,500         5,320       --      3,889
Hilton Hotel, Arlington, TX...............      (1)      1,836        14,689       79      2,828
Hilton Hotel, Arlington, VA...............      --       4,000        15,069       --        496
Southwest Hilton, Houston, TX.............      --       2,300        15,665       --      1,244
Embassy Suites, Englewood, CO.............      (1)      2,500        20,700       --      2,782
Holiday Inn, Colorado Springs, CO.........      --       1,600         4,232       --      1,057
Embassy Row Hilton, Washington, DC........      --       2,200        13,247       --      2,240
Hilton Hotel & Towers, Lafayette, LA......      (1)      1,700        16,062       --      1,808
Hilton Hotel, Sacramento, CA..............      (1)      4,000        16,013       --      1,678
Santa Barbara Inn, Santa Barbara, CA......      --       2,600         5,141       --      1,110
San Pedro Hilton, San Pedro, CA...........      --         640         6,047       --      2,300
Doubletree Hotel, Albuquerque, NM.........      (1)      2,700        15,075       --        823
Westchase Hilton & Towers, Houston, TX....      (1)      3,000        23,991       --      1,531
Four Points Hotel, Cherry Hill, NJ........      --       1,700         4,178       --      2,181
Sheraton Great Valley Inn, Frazer, PA.....      --       2,150        11,653       11      2,712
Holiday Inn Calgary Airport, Calgary,
  Alberta, Canada.........................      --         751         5,011      (36)     1,428
Sheraton Hotel Dallas, Dallas, TX.........      --       1,300        17,268       --      2,358
Radisson Hotel Dallas, Dallas, TX.........      --       1,800        17,580       --      1,466
Sheraton Hotel Guildford, Surrey, BC,
  Canada..................................      --       2,366        24,008     (112)      (258)
Doubletree Guest Suites, Indianapolis,
  IN......................................               1,000         8,242       --        893
Ramada Vancouver Centre, Vancouver, BC,
  Canada..................................      --       4,400         7,840     (208)     2,160
Holiday Inn Sports Complex, Kansas City,
  MO......................................      --         420         4,742       --      1,551
Hilton Crystal City, Arlington, VA........      --       5,800        29,879       --      1,036
Doubletree Resort Hotel, Cathedral City,
  CA......................................      --       1,604        16,141       --      2,837
Radisson Hotel & Suites, Chicago, IL......               4,870        39,175       --      1,793
Georgetown Inn, Washington, DC............      --       6,100         7,103       --      1,486
Embassy Suites Center City, Philadelphia,
  PA......................................      (1)      5,500        26,763       --      1,457
Doubletree Hotel Austin, Austin, TX.......      (1)      2,975        25,678       --      2,501
Radisson Plaza Hotel, Lexington, KY.......     240       1,100        30,375       --      6,254
Jekyll Inn, Jekyll Island, GA.............      --          --         7,803       --      3,218
Holiday Inn Metrotown, Burnaby, BC,
  Canada..................................      --       1,115         5,303      (53)     1,292
Embassy Suites International Airport,
  Tucson, AZ..............................      --       1,640        10,444       --      2,214
Westin Morristown, NJ.....................      --       2,500        19,128      100      3,501
Doubletree Hotel Bradley International
  Airport, Windsor Locks, CT..............      --       1,013        10,228       87      1,422
Sheraton Hotel, Mesa, AZ..................      --       1,850        16,938       --      2,315
Metro Airport Hilton & Suites, Detroit,
  MI......................................      --       1,750        12,639       --      1,311
Marriott Hotel, Los Angeles, CA...........      --       5,900        48,250       --      7,208


                                               GROSS AMOUNT AT END OF YEAR
                                            ---------------------------------
                                                        BUILDING     ACCUM-
                                                          AND        ULATED      YEAR OF
                                                        IMPROVE-    DEPRECIA-   CONSTRUC-     DATE
DESCRIPTION                                   LAND       MENTS        TION        TION      ACQUIRED   LIFE
-----------                                 --------   ----------   ---------   ---------   --------   ----
HOTEL ASSETS:
Salt Lake Airport Hilton, UT..............  $    770   $   15,655   $  2,184      1980        3/3/95    40
Radisson Hotel, Schaumburg, IL............     1,080        7,413        908      1979       6/30/95    40
Sheraton Hotel, Colorado Springs, CO......     1,072       18,320      2,387      1974       6/30/95    40
Hilton Hotel, Bellevue, WA................     5,211        9,952      1,108      1979        8/4/95    40
Marriott Hotel, Somerset, NJ..............     1,978       27,391      3,357      1978       10/3/95    40
Westin Atlanta Airport, Atlanta, GA.......     2,350       25,329      3,084      1982      11/15/95    40
Sheraton Hotel, Charlotte, NC.............     4,700       14,963      1,739      1985        2/2/96    40
Radisson Hotel Southwest, Cleveland, OH...     1,330       10,900      1,190      1978       2/16/96    40
Orange County Airport Hilton, Irvine,
  CA......................................     9,990       11,126      1,255      1976       2/22/96    40
The Latham Hotel, Washington, DC..........     6,500        9,209        915      1981        3/8/96    40
Hilton Hotel, Arlington, TX...............     1,915       17,517      2,018      1983       4/17/96    40
Hilton Hotel, Arlington, VA...............     4,000       15,565      1,716      1990       8/23/96    40
Southwest Hilton, Houston, TX.............     2,300       16,909      1,728      1979      10/31/96    40
Embassy Suites, Englewood, CO.............     2,500       23,482      2,380      1986      12/12/96    40
Holiday Inn, Colorado Springs, CO.........     1,600        5,289        482      1974      12/17/96    40
Embassy Row Hilton, Washington, DC........     2,200       15,487      1,482      1969      12/17/96    40
Hilton Hotel & Towers, Lafayette, LA......     1,700       17,870      1,712      1981      12/17/96    40
Hilton Hotel, Sacramento, CA..............     4,000       17,691      1,768      1983      12/17/96    40
Santa Barbara Inn, Santa Barbara, CA......     2,600        6,251        602      1959      12/17/96    40
San Pedro Hilton, San Pedro, CA...........       640        8,347        753      1989       1/28/97    40
Doubletree Hotel, Albuquerque, NM.........     2,700       15,898      1,565      1975       1/31/97    40
Westchase Hilton & Towers, Houston, TX....     3,000       25,522      2,485      1980       1/31/97    40
Four Points Hotel, Cherry Hill, NJ........     1,700        6,359        553      1991       3/20/97    40
Sheraton Great Valley Inn, Frazer, PA.....     2,161       14,365      1,190      1971       3/27/97    40
Holiday Inn Calgary Airport, Calgary,
  Alberta, Canada.........................       715        6,439      1,261      1981        4/1/97    40
Sheraton Hotel Dallas, Dallas, TX.........     1,300       19,626      1,771      1974        4/1/97    40
Radisson Hotel Dallas, Dallas, TX.........     1,800       19,046      1,746      1972        4/1/97    40
Sheraton Hotel Guildford, Surrey, BC,
  Canada..................................     2,254       23,750      3,558      1992        4/1/97    40
Doubletree Guest Suites, Indianapolis,
  IN......................................     1,000        9,135        824      1987        4/1/97    40
Ramada Vancouver Centre, Vancouver, BC,
  Canada..................................     4,192       10,000      1,605      1968        4/1/97    40
Holiday Inn Sports Complex, Kansas City,
  MO......................................       420        6,293        538      1975       4/30/97    40
Hilton Crystal City, Arlington, VA........     5,800       30,915      2,681      1974        7/1/97    40
Doubletree Resort Hotel, Cathedral City,
  CA......................................     1,604       18,978      1,557      1985        7/1/97    40
Radisson Hotel & Suites, Chicago, IL......     4,870       40,968      3,544      1971       7/15/97    40
Georgetown Inn, Washington, DC............     6,100        8,589        655      1962       7/15/97    40
Embassy Suites Center City, Philadelphia,
  PA......................................     5,500       28,220      2,382      1963       8/12/97    40
Doubletree Hotel Austin, Austin, TX.......     2,975       28,179      2,295      1984       8/14/97    40
Radisson Plaza Hotel, Lexington, KY.......     1,100       36,629      2,876      1982       8/14/97    40
Jekyll Inn, Jekyll Island, GA.............        --       11,021        848      1971       8/20/97    40
Holiday Inn Metrotown, Burnaby, BC,
  Canada..................................     1,062        6,595        890      1989       8/22/97    40
Embassy Suites International Airport,
  Tucson, AZ..............................     1,640       12,658        901      1982      10/23/97    40
Westin Morristown, NJ.....................     2,600       22,629      1,626      1962      11/20/97    40
Doubletree Hotel Bradley International
  Airport, Windsor Locks, CT..............     1,100       11,650        838      1985      11/24/97    40
Sheraton Hotel, Mesa, AZ..................     1,850       19,253      1,382      1985       12/5/97    40
Metro Airport Hilton & Suites, Detroit,
  MI......................................     1,750       13,950        995      1989      12/16/97    40
Marriott Hotel, Los Angeles, CA...........     5,900       55,458      3,956      1983      12/18/97    40

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                                                                                COSTS SUBSEQUENT
                                                      INITIAL COST TO COMPANY    TO ACQUISITION
                                                      -----------------------   ----------------
                                                                   BUILDING             BUILDING
                                                                      AND                 AND
                                            ENCUM-                 IMPROVE-             IMPROVE-
DESCRIPTION                                 BRANCES     LAND         MENTS      LAND     MENTS
-----------                                 -------   ---------   -----------   -----   --------
Austin Hilton & Towers, TX................      --       2,700        15,852       --      2,674
Dallas Renaissance North, TX..............      --       3,400        20,813       --      3,550
Houston Sheraton Brookhollow Hotel, TX....      --       2,500        17,609       --      2,148
Seelbach Hilton, Louisville, KY...........      --       1,400        38,462       --      5,550
Midland Hilton & Towers, TX...............      --         150         8,487       --      1,715
Westin Oklahoma, OK.......................      --       3,500        27,588       --      1,683
Sheraton Hotel, Columbia, MD..............      --       3,600        21,393       --      3,744
Radisson Cross Keys, Baltimore, MD........      --       1,500         5,615       --      1,492
Sheraton Fisherman's Wharf, San Francisco,
  CA......................................      (1)     19,708        61,751       --      2,985
Hartford Hilton, CT.......................      --       4,073        24,458       --      2,824
Holiday Inn Dallas DFW Airport South,
  TX......................................  12,634       3,388        28,847       --          8
Courtyard by Marriott Meadowlands, NJ.....   3,979          --         9,649       --         45
Hotel Maison de Ville, New Orleans, LA....      --         292         3,015       --         (2)
Hilton Hotel Toledo, OH...................      --          --        11,708       --         38
Holiday Inn Select Dallas DFW Airport
  West, TX................................      --         947         8,346       --        213
Holiday Inn Select New Orleans
  International Airport, LA...............      (1)      3,040        25,616       --      2,150
Crowne Plaza Madison, WI..................      (1)      2,629        21,634       --        210
Wyndham Albuquerque Airport Hotel, NM.....      --          --        18,889       --        112
Wyndham San Jose Airport Hotel, CA........      --          --        35,743       --        997
Holiday Inn Select Mission Valley, CA.....               2,410        20,998       --        176
Sheraton Safari Hotel, Lake Buena Vista,
  FL......................................      --       4,103        35,263       --      9,062
Hilton Monterey, CA.......................      --       2,141        17,666       --      4,964
Hilton Hotel Durham, NC...................      --       1,586        15,577       --      2,390
Wyndham Garden Hotel Marietta, GA.........      --       1,900        17,077       --        611
Westin Resort Key Largo, FL...............      --       3,167        29,190       --        340
Doubletree Guest Suites Atlanta, GA.......   8,678       2,236        18,514       --      3,798
Radisson Hotel Arlington Heights, IL......      --       1,540        12,645       --      6,848
Holiday Inn Select Bucks County, PA.......      --       2,610        21,744       --      2,773
Hilton Hotel Cocoa Beach, FL..............      --       2,783        23,076       --      1,784
Radisson Twin Towers Orlando, FL..........      --       9,555        73,486       --      8,209
Crowne Plaza Phoenix, AZ..................      --       1,852        15,957       --      3,448
Hilton Airport Hotel Grand Rapids, MI.....      (1)      2,049        16,657       --        539
Marriott West Loop Houston, TX............      (1)      2,943        23,934       --      2,623
Courtyard by Marriott Durham, NC..........      --       1,406        11,001       --         47
Courtyard by Marriott, Marina Del Rey,
  CA......................................      (1)      3,450        24,534       --        359
Courtyard by Marriott, Century City, CA...      --       2,165        16,465       --         20
Courtyard by Marriott, Lake Buena Vista,
  FL......................................      --          --        41,267       --      2,438
Crowne Plaza, San Jose, CA................      (1)      2,130        23,404      (24)     1,501
Doubletree Hotel Westshore, Tampa, FL.....      --       2,904        23,476       --      7,312
Howard Johnson Resort Key Largo, FL.......      --       1,784        12,419       --        507
Radisson Annapolis, MD....................      --       1,711        13,671       --      1,945
Holiday Inn Fort Lauderdale, FL...........      --       2,381        19,419       --      2,126
Holiday Inn Madeira Beach, FL.............      --       1,781        13,349       --         26
Holiday Inn Chicago O'Hare, IL............  19,080       4,290        72,631       --     12,812
Holiday Inn & Suites Alexandria, VA.......      --       1,769        14,064       --         52
Hilton Clearwater, FL.....................      --          --        69,285       --      3,608
Radisson Rochester, NY....................      --          --         6,499       --      2,520
Radisson Old Towne Alexandria, VA.........      --       2,241        17,796       --      3,690


                                               GROSS AMOUNT AT END OF YEAR
                                            ---------------------------------
                                                        BUILDING     ACCUM-
                                                          AND        ULATED      YEAR OF
                                                        IMPROVE-    DEPRECIA-   CONSTRUC-     DATE
DESCRIPTION                                   LAND       MENTS        TION        TION      ACQUIRED   LIFE
-----------                                 --------   ----------   ---------   ---------   --------   ----
Austin Hilton & Towers, TX................     2,700       18,526      1,291      1974        1/6/98    40
Dallas Renaissance North, TX..............     3,400       24,363      1,708      1979        1/6/98    40
Houston Sheraton Brookhollow Hotel, TX....     2,500       19,757      1,467      1980        1/6/98    40
Seelbach Hilton, Louisville, KY...........     1,400       44,012      3,017      1905        1/6/98    40
Midland Hilton & Towers, TX...............       150       10,202        708      1976        1/6/98    40
Westin Oklahoma, OK.......................     3,500       29,271      2,159      1977        1/6/98    40
Sheraton Hotel, Columbia, MD..............     3,600       25,137      1,513      1972       3/27/98    40
Radisson Cross Keys, Baltimore, MD........     1,500        7,107        417      1973       3/27/98    40
Sheraton Fisherman's Wharf, San Francisco,
  CA......................................    19,708       64,736      4,356      1975        4/2/98    40
Hartford Hilton, CT.......................     4,073       27,282      1,642      1975       5/21/98    40
Holiday Inn Dallas DFW Airport South,
  TX......................................     3,388       28,855      1,747      1974        8/3/98    --
Courtyard by Marriott Meadowlands, NJ.....        --        9,694        581      1993        8/3/98    40
Hotel Maison de Ville, New Orleans, LA....       292        3,013        181      1778        8/3/98    40
Hilton Hotel Toledo, OH...................        --       11,746        708      1987        8/3/98    40
Holiday Inn Select Dallas DFW Airport
  West, TX................................       947        8,559        812      1974        8/3/98    40
Holiday Inn Select New Orleans
  International Airport, LA...............     3,040       27,766      1,610      1973        8/3/98    40
Crowne Plaza Madison, WI..................     2,629       21,844      1,384      1987        8/3/98    40
Wyndham Albuquerque Airport Hotel, NM.....        --       19,001      1,146      1972        8/3/98    40
Wyndham San Jose Airport Hotel, CA........        --       36,740      2,194      1974        8/3/98    40
Holiday Inn Select Mission Valley, CA.....     2,410       21,174      1,282      1970        8/3/98    40
Sheraton Safari Hotel, Lake Buena Vista,
  FL......................................     4,103       44,325      2,437      1985        8/3/98    40
Hilton Monterey, CA.......................     2,141       22,630      1,219      1971        8/3/98    40
Hilton Hotel Durham, NC...................     1,586       17,967        973      1987        8/3/98    40
Wyndham Garden Hotel Marietta, GA.........     1,900       17,688      1,038      1985        8/3/98    40
Westin Resort Key Largo, FL...............     3,167       29,530      1,814      1985        8/3/98    40
Doubletree Guest Suites Atlanta, GA.......     2,236       22,312      1,310      1985        8/3/98    40
Radisson Hotel Arlington Heights, IL......     1,540       19,493        954      1981        8/3/98    40
Holiday Inn Select Bucks County, PA.......     2,610       24,517      1,335      1987        8/3/98    40
Hilton Hotel Cocoa Beach, FL..............     2,783       24,860      1,494      1986        8/3/98    40
Radisson Twin Towers Orlando, FL..........     9,555       81,695      4,701      1972        8/3/98    40
Crowne Plaza Phoenix, AZ..................     1,852       19,405      1,145      1981        8/3/98    40
Hilton Airport Hotel Grand Rapids, MI.....     2,049       17,196      1,033      1979        8/3/98    40
Marriott West Loop Houston, TX............     2,943       26,557      1,563      1976        8/3/98    40
Courtyard by Marriott Durham, NC..........     1,406       11,048        659      1996        8/3/98    40
Courtyard by Marriott, Marina Del Rey,
  CA......................................     3,450       24,893      1,531      1976        8/3/98    40
Courtyard by Marriott, Century City, CA...     2,165       16,485      1,016      1986        8/3/98    40
Courtyard by Marriott, Lake Buena Vista,
  FL......................................        --       43,705      2,565      1972        8/3/98    40
Crowne Plaza, San Jose, CA................     2,106       24,905      1,501      1975        8/3/98    40
Doubletree Hotel Westshore, Tampa, FL.....     2,904       30,788      1,596      1972        8/3/98    40
Howard Johnson Resort Key Largo, FL.......     1,784       12,926        767      1971        8/3/98    40
Radisson Annapolis, MD....................     1,711       15,616        829      1975        8/3/98    40
Holiday Inn Fort Lauderdale, FL...........     2,381       21,545      1,225      1969        8/3/98    40
Holiday Inn Madeira Beach, FL.............     1,781       13,375        811      1972        8/3/98    40
Holiday Inn Chicago O'Hare, IL............     4,290       85,443      4,638      1975        8/3/98    40
Holiday Inn & Suites Alexandria, VA.......     1,769       14,116        882      1985        8/3/98    40
Hilton Clearwater, FL.....................        --       72,893      4,298      1980        8/3/98    40
Radisson Rochester, NY....................        --        9,019        438      1971        8/3/98    40
Radisson Old Towne Alexandria, VA.........     2,241       21,486      1,223      1975        8/3/98    40

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                                                                                COSTS SUBSEQUENT
                                                      INITIAL COST TO COMPANY    TO ACQUISITION
                                                      -----------------------   ----------------
                                                                   BUILDING             BUILDING
                                                                      AND                 AND
                                            ENCUM-                 IMPROVE-             IMPROVE-
DESCRIPTION                                 BRANCES     LAND         MENTS      LAND     MENTS
-----------                                 -------   ---------   -----------   -----   --------
Ramada Inn Clearwater, FL.................      --       1,270        13,453       --         89
Richmond Hotel and Conference Center......      --         245         3,380       --         58
Crowne Plaza Las Vegas, NV................      --       3,006        24,011       --         15
Crowne Plaza Portland, OR.................   4,917       2,950        23,254       --         58
Four Points Hotel, Mt Arlington, NJ.......   4,328       6,553         6,058       --         64
Ramada Inn Mahwah, NJ.....................      --       1,117         8,994       --        121
Ramada Plaza Meriden, CT..................      --       1,247        10,057       --         12
Ramada Plaza Shelton, CT..................   4,567       2,040        16,235       --         28
Sheraton Crossroads Mahwah, NJ............      --       3,258        26,185       --        188
St. Tropez Suites, Las Vegas, NV..........      --       3,027        24,429       --         24
Doral Forrestal, Princeton, NJ............      --       9,578        57,555       --      7,135
South Seas Plantation, Captiva, FL........      --       3,084        83,573       --      7,161
Radisson Suites Beach Resort, Marco
  Island, FL..............................      --       7,120        35,300       --      2,103
Best Western Sanibel Island, FL...........      --       3,868         3,984       17        302
The Dunes Golf & Tennis Club, Sanibel
  Island, FL..............................      --       7,705         3,043        9         21
Sanibel Inn, Sanibel Island, FL...........      --       8,482        12,045       --        (74)
Seaside Inn, Sanibel Island, FL...........      --       1,702         6,416       22         73
Song of the Sea, Sanibel Island, FL.......      --         339         3,223       19         31
Sundial Beach Resort, Sanibel Island,
  FL......................................      --         320        12,009       --        556
Holiday Inn, Madison, WI..................      --       4,143         6,692       --         78
Safety Harbor Resort and Spa, Sanibel
  Island, FL..............................      --         732        19,618       --      1,538
                                                      --------    ----------    -----   --------
                                                      $317,460    $2,207,320    $(388)  $253,769
                                                      ========    ==========    =====   ========


                                               GROSS AMOUNT AT END OF YEAR
                                            ---------------------------------
                                                        BUILDING     ACCUM-
                                                          AND        ULATED      YEAR OF
                                                        IMPROVE-    DEPRECIA-   CONSTRUC-     DATE
DESCRIPTION                                   LAND       MENTS        TION        TION      ACQUIRED   LIFE
-----------                                 --------   ----------   ---------   ---------   --------   ----
Ramada Inn Clearwater, FL.................     1,270       13,542      1,612      1969        8/3/98    40
Richmond Hotel and Conference Center......       245        3,438        712      1975        8/3/98    40
Crowne Plaza Las Vegas, NV................     3,006       24,026      2,593      1989        8/3/98    40
Crowne Plaza Portland, OR.................     2,950       23,312      2,623      1988        8/3/98    40
Four Points Hotel, Mt Arlington, NJ.......     6,553        6,122        645      1984        8/3/98    40
Ramada Inn Mahwah, NJ.....................     1,117        9,115        898      1972        8/3/98    40
Ramada Plaza Meriden, CT..................     1,247       10,069        974      1985        8/3/98    40
Ramada Plaza Shelton, CT..................     2,040       16,263      1,529      1989        8/3/98    40
Sheraton Crossroads Mahwah, NJ............     3,258       26,373      2,785      1986        8/3/98    40
St. Tropez Suites, Las Vegas, NV..........     3,027       24,453      2,360      1986        8/3/98    40
Doral Forrestal, Princeton, NJ............     9,578       64,690      3,726      1981       8/11/98    40
South Seas Plantation, Captiva, FL........     3,084       90,734      6,525      1975       10/1/98    40
Radisson Suites Beach Resort, Marco
  Island, FL..............................     7,120       37,403      4,106      1983       10/1/98    40
Best Western Sanibel Island, FL...........     3,885        4,286        665      1967       10/1/98    40
The Dunes Golf & Tennis Club, Sanibel
  Island, FL..............................     7,714        3,064        246      1964       10/1/98    40
Sanibel Inn, Sanibel Island, FL...........     8,482       11,971        989      1964       10/1/98    40
Seaside Inn, Sanibel Island, FL...........     1,724        6,489        481      1964       10/1/98    40
Song of the Sea, Sanibel Island, FL.......       358        3,254        280      1964       10/1/98    40
Sundial Beach Resort, Sanibel Island,
  FL......................................       320       12,565        806      1975       10/1/98    40
Holiday Inn, Madison, WI..................     4,143        6,770        337      1965       1/11/99    40
Safety Harbor Resort and Spa, Sanibel
  Island, FL..............................       732       21,156      1,547      1926       5/31/00    40
                                            --------   ----------   --------
                                            $317,072   $2,461,089   $188,647
                                            ========   ==========   ========

---------------

(1) These properties secure the New Secured Facility which, as of December 31, 2000, had an outstanding balance of $324,554.

                MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

     The components of hotel property and equipment are as follows:

                                                              PROPERTY AND   ACCUMULATED
                                                               EQUIPMENT     DEPRECIATION
                                                              ------------   ------------
Land........................................................   $  317,072      $     --
Building and Improvements...................................    2,461,089       188,647
Furniture and equipment.....................................      338,350        98,582
Construction in progress....................................       77,219            --
                                                               ----------      --------
          Total property and equipment......................   $3,193,730      $287,229
                                                               ==========      ========

     A reconciliation of the Company's investment in hotel property and equipment and related accumulated depreciation is as follows:

                                                      2000         1999         1998
                                                   ----------   ----------   ----------
Hotel property and equipment
Balance, beginning of period.....................  $3,118,723   $2,957,543   $  947,597
Acquisitions during period.......................      19,618       12,081    1,865,142
Improvements and construction-in-progress........      78,911      160,294      144,804
Cost of real estate sold.........................     (23,522)     (11,195)          --
                                                   ----------   ----------   ----------
Balance, end of period...........................   3,193,730    3,118,723    2,957,543
                                                   ----------   ----------   ----------
Accumulated depreciation
Balance, beginning of period.....................     182,430       83,797       26,858
Additions-depreciation expense...................     107,363       99,297       56,939
Cost of real estate sold.........................      (2,564)        (664)          --
                                                   ----------   ----------   ----------
Balance, end of period...........................     287,229      182,430       83,797
                                                   ----------   ----------   ----------
Net hotel property and equipment, end of
  period.........................................  $2,906,501   $2,936,293   $2,873,746
                                                   ==========   ==========   ==========

                                   APPENDIX I
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS OF MERISTAR LP

GENERAL

     MeriStar LP was created on August 3, 1998, when American General Hospitality Corporation, a corporation operating as a REIT, and its associated entities merged with CapStar Hotel Company and its associated entities. In connection with the merger between CapStar and American General, MeriStar Hotels & Resorts, Inc., a separate publicly traded company, was created to be the lessee and manager of all but eight of the MeriStar LP hotels. The eight hotels not leased by MeriStar Hotels & Resorts were leased by affiliates of Prime Hospitality Corporation.

     Prior to January 1, 2001, in order for MeriStar to maintain its tax status as a REIT, MeriStar LP was not permitted to participate in the operations of the hotel properties. To comply with this requirement through December 31, 2000, all of the properties were subject to leases involving two third-party lessees, MeriStar Hotels & Resorts and Prime Hospitality Corporation.

     On January 1, 2001, changes to the federal tax laws governing REITs, commonly known as the REIT Modernization Act, became effective. The REIT Modernization Act permits MeriStar LP to create taxable REIT subsidiaries on or after January 1, 2001, which are subject to taxation as C corporations. Because of the REIT Modernization Act, MeriStar LP created a number of these taxable REIT subsidiaries that are the lessees of its real property. The REIT Modernization Act prohibits the taxable REIT subsidiaries from engaging in the following activities:

     - they may not manage the properties themselves; they are required to enter into arms length management agreements with independent third-party managers that are actively involved in the trade or business of hotel management and manage properties on behalf of other owners,

     - they may not lease a property that contains gambling operations, and

     - they may not own a brand or franchise under which hotels are operated.

     MeriStar LP believes that establishing taxable REIT subsidiaries to lease the properties provides a more efficient alignment of and ability to capture the economic interests of property ownership. Under the prior lease structure with MeriStar Hotels & Resorts, MeriStar LP received lease payments based on the revenues generated by the properties, but MeriStar Hotels & Resorts operated the properties in order to maximize net operating income from the properties. This inconsistency could potentially result in the properties being operated in a way that did not maximize revenues. With the assignment of the leases for each of the 106 properties managed by MeriStar Hotels & Resorts to the taxable REIT subsidiaries and the execution of the new management agreements, MeriStar LP gained the economic risks and rewards related to the properties that are usually associated with ownership of real estate, and property revenues became the basis for MeriStar Hotels & Resorts' management fees. During the six months ended June 30, 2001, one hotel was sold, and MeriStar LP terminated four of the eight leases with Prime Hospitality. At June 30, 2001, MeriStar Hotels & Resorts manages 109 of MeriStar LP's hotels.

     Subsidiaries of MeriStar Hotels & Resorts assigned their participating leases to MeriStar LP's wholly-owned taxable REIT subsidiaries as of January 1, 2001. In connection with the assignment, MeriStar LP's taxable REIT subsidiaries executed new management agreements with a subsidiary of MeriStar Hotels & Resorts to manage the hotels. Under these management agreements, the taxable REIT subsidiaries pay a management fee to MeriStar Hotels & Resorts for each property. The taxable REIT subsidiaries in turn make rental payments to MeriStar LP under the participating leases. The management agreements have been structured to substantially mirror the economics of the former leases. The transactions did not result in any cash consideration exchanged among the parties except in regard to the transfer of hotel operating assets and liabilities to the taxable REIT subsidiaries. Under the new management agreements, the base management fee is 2.5% of total hotel revenue plus incentive payments, based on meeting performance thresholds, that could total up to 1.5% of total hotel revenue. The agreements have an initial term of 10 years with three renewal periods of five years each at the option of MeriStar Hotels & Resorts, subject to some exceptions. Because these leases have been assigned to MeriStar LP's taxable REIT subsidiaries, MeriStar LP now bears the operating risk associated with the hotels.

FINANCIAL CONDITION

  June 30, 2001 Compared with December 31, 2000

     MeriStar LP's total assets increased by $78.5 million to $3,085.0 million at June 30, 2001 from $3,006.5 million at December 31, 2000 primarily due to:

     - lending $36.0 million to MeriStar Hotels & Resorts under a revolving credit agreement;

     - deferring $8.1 million in financing costs related to issuing $500 million of senior unsecured notes;

     - capital expenditures at the hotels;

     - the increase in cash and other operating assets of $65.7 million related to the assignment of the hotel leases with MeriStar Hotels & Resorts to the taxable subsidiaries; partially offset by

     - the decrease of $11.3 million due from MeriStar Hotels & Resorts;

     - the sale of one hotel and the use of the $7.3 million in proceeds to paydown debt; and

     - depreciation on hotel assets.

     Total liabilities increased by $93.0 million to $1,865.5 million at June 30, 2001 from $1,772.5 million at December 31, 2000 due mainly to:

     - net borrowings of long-term debt;

     - a $16.0 million increase in accrued interest due to the $500 million senior secured notes sold in January 2001;

     - the adoption of FASB 133 and the related recording of a $7.1 million liability for the derivative instruments; and

     - the increase in operating liabilities of $65.7 million related to the assignment of the hotel leases with MeriStar Hotels & Resorts to the taxable REIT subsidiaries.

     Long-term debt increased by $14.8 million to $1,653.1 million at June 30, 2001 from $1,638.3 million at December 31, 2000 due primarily to:

     - $500 million in senior unsecured notes sold, partially offset set by

     - the repayment of the revolving credit facility from the proceeds of the senior unsecured notes borrowings and cash generated by operations.

     Partners' capital decreased $25.9 million to $1,116.9 million at June 30, 2001 from $1,142.8 million at December 31, 2000 due primarily to:

     - the payment of distributions;

     - allocations of capital to redeemable unitholders as a result of increases in MeriStar's stock price; and

     - $7.1 million increase in accumulated other comprehensive loss due mainly to the adoption of FASB 133 described above; partially offset by

     - net income for 2001; and

     - the issuance of additional common limited partnership units to MeriStar.

RESULTS OF OPERATIONS

  Six Months Ended June 30, 2001 Compared with Six Months Ended June 30, 2000.

     Until January 1, 2001, MeriStar Hotels & Resorts leased substantially all of MeriStar LP's hotels. Under these leases, MeriStar Hotels & Resorts assumed all of the operating risks and rewards of these hotels and paid MeriStar LP a percentage of each hotel's revenue under the lease agreements. Therefore, for financial statement purposes through December 31, 2000, MeriStar Hotels & Resorts recorded all of the operating revenues and expenses of the hotels in its statements of operations, and MeriStar LP recorded lease revenue earned under the lease agreements in its statements of operations. Effective January 1, 2001, MeriStar Hotels & Resorts assigned the hotel leases to MeriStar LP's newly created, wholly owned, taxable REIT subsidiaries and its taxable REIT subsidiaries, in turn, entered into management agreements with MeriStar Hotels & Resorts to manage the hotels. As a result of this change in structure, MeriStar LP's wholly-owned taxable REIT subsidiaries have assumed the operating risks and rewards of the hotels and now pay MeriStar Hotels & Resorts a management fee to manage the hotels. For consolidated financial statement purposes, effective January 1, 2001, MeriStar LP now records all of the revenues and expenses of the hotels in its statements of operations, including the management fee paid to MeriStar Hotels & Resorts.

     MeriStar LP's total revenues and total operating expenses increased $461.3 million and $421.0 million, respectively, for the six months ended June 30, 2001 as compared to the same period in 2000. As described in the preceding paragraph, the significant increases result from the fact that MeriStar LP now records the hotel operating revenue and expenses in its consolidated financial statements effective January 1, 2001, while it only recorded lease revenue in 2000. As a result, MeriStar LP's operating results for the six months ended June 30, 2001 are not directly comparable to the same period in 2000.

     For comparative purposes, the following shows the results for the six months ended June 30, 2000 on a pro forma basis assuming the leases with MeriStar Hotels & Resorts were converted to management contracts on January 1, 2000 compared to actual results for the six months ended June 30, 2001 (in thousands):

                                                                2001       2000
                                                              --------   --------
Revenue.....................................................  $609,851   $622,945
Total expenses..............................................   565,913    548,125
Net income before loss on sale of assets and extraordinary
  items.....................................................    42,690     73,601
Net income..................................................    40,402     80,440
Recurring EBITDA............................................   178,499    187,339

     The following table provides MeriStar LP's hotels' operating statistics on a same store basis for the six months ended June 30, 2001 and 2000.

                                                             2001      2000     CHANGE
                                                            -------   -------   ------
Revenue per available room................................  $ 79.66   $ 81.18    (1.9)%
Average daily rate........................................  $112.28   $110.38     1.7%
Occupancy.................................................     70.9%     73.5%   (3.6)%

     Total revenue decreased $13.0 million to $609.9 million in 2001 from $622.9 million in 2000, on a pro forma basis, due primarily to a $10.1 million decrease in room revenue related to a 3.5% decrease in occupancy. This decrease is attributable to the recent slowing of our national economy and its impact on business and leisure travel.

     The current economic slowdown and the resulting declines in RevPAR, which began in March 2001, are currently continuing. MeriStar Partnership anticipates that third quarter RevPAR will be less than that of the third quarter of 2000 and less than that of the second quarter of 2001. MeriStar Partnership expects this decline in occupancy during the second and third quarters to lead to declines in room rates as hotels compete more aggressively for guests. If the economic slowdown worsens or continues for a protracted time, it could have a material adverse effect on MeriStar Partnership's operations and earnings.

     Total expenses increased $17.8 million to $565.9 million for the six months ended June 30, 2001 from $548.1 million for the same period in 2000 on a pro forma basis due primarily to:

     - $9.3 million in swap termination costs;

     - the $2.1 million write down of the investment in STS Hotel Net;

     - $3.8 million in FelCor merger costs;

     - $1.3 million in costs to terminate leases with Prime Hospitality Corporation;

     - an increase in depreciation on hotel assets; and

     - a $4.2 million increase in property operating costs due primarily to a $3.2 million increase in energy costs.

     During the six months ended June 30, 2001, MeriStar LP recorded a charge in the amount of $2.1 million to write-off its investment in STS Hotel Net, a provider of internet access and related services to the hospitality industry. During 2000, STS Hotel Net continued to pursue its business strategy and operate its business. During the first quarter of 2001, STS Hotel Net secured additional equity from an entity which is also engaged in providing similar services to the hospitality industry. Also, during the first quarter of 2001, the operating environment for STS Hotel Net deteriorated significantly and STS Hotel Net was unable to generate adequate revenues or obtain needed additional financing. As a result, STS Hotel Net significantly curtailed its operations and, accordingly, MeriStar LP wrote off its investment in STS Hotel Net at March 31, 2001.

     Recurring EBITDA is presented before the effect of non-recurring items; the swap termination costs, the write down of the investment in STS Hotel Net, FelCor merger costs and costs to terminate leases with Prime Hospitality Corporation. Recurring EBITDA decreased $8.8 million to $178.5 million in 2001 from $187.3 million in 2000.

     In 2001, MeriStar LP paid down $300 million of term loans under its revolving credit facility. This resulted in an extraordinary loss of $1.2 million, net of tax effect.

     In 2001, MeriStar LP sold one hotel and received $7.3 million. This resulted in a loss on the sale of the asset of $1.1 million, net of tax.

  Year Ended December 31, 2000 compared with the Year Ended December 31, 1999

     Until January 1, 2001, substantially all of MeriStar LP's hotels were leased to and operated by MeriStar Hotels & Resorts. Participating lease revenue represents lease payments from the lessees under the participating lease agreements. Total revenue increased by $25.9 million to $400.7 million in 2000 compared to $374.8 million in 1999. This increase was primarily attributable to an increase of $23.7 million in participating lease revenue resulting from an increase in room revenue at MeriStar LP's hotels under lease. The following table provides MeriStar LP's hotels' operating statistics on a same-store basis for the year:

                                                             2000      1999     CHANGE
                                                            -------   -------   ------
Revenue per available room................................  $ 77.71   $ 73.51    5.71%
Average daily rate........................................  $107.60   $101.92    5.57%
Occupancy.................................................     72.2%     72.1%   0.14%

     Operating expenses increased to $170.3 million for the year ended December 31, 2000 from $156.5 million for the same period in 1999 due primarily to:

     - to an increase in depreciation on hotel assets;

     - an increase in administrative costs, as MeriStar LP added personnel during 2000 to address the operating changes associated with the REIT Modernization Act; and

     - increased insurance costs.

     Net interest expense increased $17.1 million to $117.5 million for the year ended December 31, 2000, from $100.4 million in 1999 due mainly to:

     - lower capitalized interest due to a decrease in capital expenditures in 2000;

     - an increase in variable interest rates during 2000 and higher interest rates on swap arrangements executed in 2000; partially offset by

     - a lower average debt balance during 2000.

     In 2000, MeriStar LP repaid $18.2 million of its notes payable to MeriStar at a discount in connection with its repurchase of its convertible notes at an equal discount. This resulted in an extraordinary gain of $3.4 million.

     In 2000, MeriStar LP sold three limited service hotels and received $24.1 million. This resulted in a gain on sale of assets of $3.4 million.

     EBITDA grew $20.9 million to $341.0 million in 2000 from $320.1 million in 1999. This growth is due to:

     - the increase in participating lease revenue; partially offset by

     - the increase in administrative and insurance costs.

  Year Ended December 31, 1999 compared with the Year Ended December 31, 1998

     Substantially all of MeriStar LP's hotels were leased to and operated by MeriStar Hotels & Resorts. Participating lease revenue represents lease payments from the lessees under the participating lease agreements. Total revenue decreased by $147.2 million to $374.8 million in 1999 compared to $522.0 million in 1998. This decrease was primarily attributable to the change in the types of revenues recorded in MeriStar LP's financial statements in periods before and after August 2, 1998, the date of the merger of CapStar Hotel Company and American General Hospitality Corporation and the spin-off of MeriStar Hotels & Resorts.

     The following table provides MeriStar LP's hotels' operating statistics on a same-store basis for the year:

                                                             1999      1998     CHANGE
                                                            -------   -------   ------
Revenue per available room................................  $ 74.05   $ 71.80   3.1%
Average daily rate........................................  $102.39   $100.96   1.4%
Occupancy.................................................    72.3%     71.1%   1.7%

     There were no department operating expenses in 1999 compared to $142.5 million in 1998. This decrease was the result of the hotel operations being leased to MeriStar Hotels & Resorts after August 2, 1998, in conjunction with the merger and spin-off of MeriStar Hotels & Resorts.

     Undistributed operating expenses decreased significantly in 1999 as a result of the merger. Prior to the spin-off of MeriStar Hotels & Resorts, MeriStar LP was responsible for all hotel operating expenses. Subsequent to August 3, 1998, MeriStar LP, as owner and lessor, was only responsible for real estate taxes, property insurance and various other undistributed expenses. Depreciation and amortization increased $43.0 million to $101.8 million in 1999 from $58.8 million in 1998 as a result of the assets acquired in the merger.

     Net interest expense increased $49.9 million to $100.4 million for the year ended December 31, 1999, from $50.5 million in 1998. This increase was attributable to:

     - the borrowings used to finance the acquisition of hotels during 1998;

     - the borrowings used to finance renovations of hotels during 1998 and 1999;

     - the new debt associated with the merger;

     - higher average interest rates; and

     - 1999 borrowings made to finance real estate ventures.

     In 1999, MeriStar LP recognized extraordinary losses of $4.6 million due to the write-off of unamortized deferred financing fees in conjunction with refinancing some credit facilities.

     EBITDA grew $125.3 million to $320.1 million in 1999 from $194.8 million in 1998. This growth is due to:

     - the merger;

     - other hotel acquisitions which occurred during 1998; partially offset by

     - the spin-off of MeriStar Hotels & Resorts.

LIQUIDITY AND CAPITAL RESOURCES

  Sources of Cash

     MeriStar LP's principal sources of liquidity are cash on hand, cash generated from operations, and funds from external borrowings and debt and equity offerings. MeriStar LP expects to fund its continuing operations through cash generated by its hotels. MeriStar LP also expects to finance hotel acquisitions, hotel renovations and joint venture investments through a combination of internally generated cash, external borrowings, and the issuance of its limited partnership units. Additionally, MeriStar must distribute to stockholders at least 90% of its taxable income, excluding net capital gains, to preserve its status as a REIT. MeriStar, as general partner of MeriStar LP, is required to use its best efforts to cause MeriStar LP's partnership distributions to it to be sufficient to comply with this requirement. MeriStar LP expects to fund these distributions through cash generated from operations, borrowings on the credit facilities or through the preferred return on the investment in MeriStar Investment Partners, LP. MeriStar LP generated $114.6 million of cash from operations during the first six months of 2001.

  Uses of Cash

     MeriStar LP used $49.6 million of cash in investing activities during the six months ended June 30, 2001, primarily for:

     - the $36.0 million note receivable from MeriStar Hotels & Resorts; and

     - capital expenditures at hotels; partially offset by

     - hotel operating cash received on lease conversions; and

     - proceeds from selling one hotel.

     MeriStar LP used $45.0 million of cash from financing activities during the six months ended June 30, 2001 primarily for:

     - payments of financing costs, distributions; and

     - additional financing costs related to issuing the $500 million of senior unsecured notes, partially offset by net borrowings on our credit facilities.

     In January 2001, MeriStar LP sold $500 million of senior unsecured notes. The senior unsecured notes are structured as:

     - $300 million in notes with a 9.0% interest rate which mature on January 15, 2008, and

     - $200 million in notes with a 9.13% interest rate which mature on January 15, 2011.

     The proceeds were used to repay outstanding debt under MeriStar LP's revolving credit facility and to make payments to terminate some swap agreements that hedged variable interest rates of the loans that it repaid. The repayments of the term loans under the credit facility resulted in an extraordinary loss of $1.2 million, net of tax. As of June 30, 2001, MeriStar LP had $273.0 million available under its senior secured credit facility. The weighted average interest rate on borrowings outstanding under MeriStar LP's credit facility as of June 30, 2001 was 7.7%.

     Capital for renovation work is expected to be provided by a combination of internally generated cash and external borrowings. Initial renovation programs for most of the hotels are complete or nearing completion. Once initial renovation programs for a hotel are completed, MeriStar LP expects to spend approximately 4% annually of hotel revenues for ongoing capital expenditure programs, including room and facilities refurbishments, renovations, and furniture and equipment replacements. For the six months ended June 30, 2001, MeriStar LP spent $23.8 million on renovation and ongoing property capital expenditure programs. MeriStar LP intends to spend an additional $28.0 million during 2001 to complete the renovation programs and for the ongoing capital expenditure programs.

     MeriStar LP believes cash generated by operations, together with anticipated borrowing capacity under the credit facilities, will be sufficient to fund the existing working capital requirements, ongoing capital expenditures, and debt service requirements. MeriStar LP believes, however, that future capital decisions will also be made in response to specific acquisition and/or investment opportunities, depending on conditions in the capital and/or other financial markets. Accordingly, MeriStar LP may consider increasing the borrowing capacity or issuing additional debt or partnership units and these proceeds could be used to finance acquisitions or investments, refinance existing debt, or repurchase common stock.

     MeriStar LP is obligated to lend MeriStar Hotels & Resorts up to $50 million for general corporate purposes under a revolving credit agreement. As of June 30, 2001, there was $36 million outstanding under this revolving credit agreement.

     FelCor, MeriStar Hotels & Resorts and MeriStar LP have agreed to amend, effective when the merger is complete, the credit agreement to fix its maturity at February 28, 2004, set the interest rate at 600 basis points over the 30-day London Interbank Offered Rate and set the default rate of interest at 800 basis points over the 30-day London Interbank Offered Rate. MeriStar LP has agreed to use best efforts to obtain the consents of MeriStar Hotels & Resorts' senior lenders to these amendments.

SEASONALITY

     Demand in the lodging industry is affected by recurring seasonal patterns. For non-resort properties, demand is lower in the winter months due to decreased travel and higher in the spring and summer months during peak travel season. For resort properties, demand is generally higher in winter and early spring. Since the majority of the hotels are non-resort properties, the operations generally reflect non-resort seasonality patterns. MeriStar LP has lower revenue, operating income and cash flow in the first and fourth quarters and higher revenue, operating income and cash flow in the second and third quarters.

ALL TENDERED OLD NOTES, EXECUTED LETTERS OF TRANSMITTAL AND OTHER RELATED DOCUMENTS SHOULD BE DELIVERED TO THE EXCHANGE AGENT. QUESTIONS AND REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THIS PROSPECTUS, THE LETTER OF TRANSMITTAL AND OTHER RELATED DOCUMENTS SHOULD BE ADDRESSED TO THE EXCHANGE AGENT AS FOLLOWS:

                        BY REGISTERED OR CERTIFIED MAIL,
                                HAND DELIVERY OR
                               OVERNIGHT COURIER:

                                 SunTrust Bank
                          Attention: George T. Hogan,
                           Corporate Trust Department
                           25 Park Place, 24th Floor
                          Atlanta, Georgia 30303-2900

                                       or

                                 SunTrust Bank
                               c/o Computershare
                           Attention: Mary Ann Luisi,
                           Corporate Trust Department
                               Wall Street Plaza
                           88 Pine Street, 19th Floor
                            New York, New York 10005

                                       or

                                 BY FACSIMILE:

                              (404) 588-7335 (GA)

                                       or

                              (212) 701-7648 (NY)

                           ORIGINALS OF ALL DOCUMENTS
                     SUBMITTED BY FACSIMILE SHOULD BE SENT
                      PROMPTLY BY HAND, OVERNIGHT COURIER,
                        OR REGISTERED OR CERTIFIED MAIL.

WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS ABOUT THE TRANSACTIONS WE DISCUSSED IN THIS PROSPECTUS OTHER THAN THOSE CONTAINED HEREIN OR IN THE DOCUMENTS WE INCORPORATE HEREIN BY
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MATTERS THAT IS NOT DISCUSSED OR INCORPORATED IN THIS PROSPECTUS, YOU MUST NOT
RELY ON THAT INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES ANYWHERE OR TO ANYONE WHERE OR TO WHOM WE ARE NOT PERMITTED TO OFFER OR SELL SECURITIES UNDER APPLICABLE LAW. THE DELIVERY OF THIS PROSPECTUS OFFERED HEREBY DOES NOT, UNDER ANY CIRCUMSTANCES, MEAN THAT THERE HAS NOT BEEN A CHANGE IN OUR AFFAIRS SINCE THE DATE HEREOF. IT ALSO DOES NOT MEAN THAT THE INFORMATION IN THIS PROSPECTUS OR IN THE DOCUMENTS WE INCORPORATE HEREIN BY REFERENCE IS CORRECT AFTER THIS DATE.

---------------------------------------------------------

OFFER TO EXCHANGE
ALL OUTSTANDING
9 1/2% SENIOR NOTES
DUE 2008
FOR
REGISTERED 9 1/2% SENIOR NOTES
DUE 2008
FELCOR LODGING
LIMITED PARTNERSHIP
PROSPECTUS
SEPTEMBER 11, 2001